UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Consolidated Financial Statements | December 31, 2025 |F - 1

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED FINANCIAL STATEMENTS

INDEX

Consolidated Financial Statements | December 31, 2025 |F - 2

Consolidated Financial Statements | December 31, 2025 |F - 3

Performance Report

 To the Shareholders:

We present the Management Report for the Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander or Bank) for the fiscal year ended on December 31, 2025. These statements have been prepared in conformity with the International Financial Reporting Standards (IFRS®) issued by the International Accounting Standards Board (IASB®), (currently referred to by the IFRS® Foundation as “standards accounting IFRS®”) and the interpretations of the IFRS Interpretations Committee (formerly the International Financial Reporting Interpretations Committee - IFRIC®). They will be published on the website www.santander.com.br/ri.

 1. Economic Situation

❖	Economic performance was highlighted by the following themes:

In the international environment

❖	Resilience of the global economy amidst uncertainty.

The global economy continued to show resilience despite shocks (such as tariffs, geopolitical tensions, and trade uncertainties). Data indicated still positive global growth close to projections (around 2.8 - 3% in 2025) and solid activity in major economies (US, China, Eurozone), with heated labor markets, although with signs of slowdown and risks for 2026. Inflation continues to gradually moderate even in the face of pressures from tariffs, but remains above targets in some advanced economies. In this scenario, major central banks are either pausing or cutting interest rates (few are raising them). The highlight is the Fed, which continued to deliver consecutive cuts and ended the year with rates at 3.75% (at the upper limit).

❖	Longest shutdown in American history

In the fourth quarter of 2025, the United States faced a 43-day government shutdown, which began on October 1st when Congress failed to approve the necessary budget appropriations for the 2026 fiscal year. The shutdown became the longest in American history, surpassing the previous record of 35 days, amidst a deadlock between the Republican-controlled House and the Democratic-dominated Senate over spending content and the extension of health subsidies. Approximately 900,000 federal employees were furloughed, with many others working without pay until the reopening on November 12th, following the approval of a funding package. Furthermore, the shutdown resulted in the lack of release of relevant economic data, with various data points not being collected during the period, hindering the analysis of the economic situation.

❖	Slight reduction in geopolitical tensions

The fourth quarter of 2025 was marked by gradual signs of de-escalation in some of the main global geopolitical hotspots. In the Middle East, specific advances in multilateral negotiations and a reduction in the intensity of direct confrontations contributed to an environment of less regional uncertainty. On the trade front, despite still firm rhetoric, the United States and China resumed formal channels of dialogue, with initiatives aimed at stabilizing trade and technological flows. In the conflict between Russia and Ukraine, although there was no structural resolution, a relative decrease in escalation episodes was observed, accompanied by more coordinated diplomatic efforts by European and Asian actors.

In the domestic environment

❖	A gentle slowdown in activity in Brazil, with more benign inflation and a strengthening of the scenario for the start of rate cuts in 2026.

Activity data throughout the period showed a gradual loss of momentum, with Q3 2025 GDP showing modest growth of 0.1% q/q, consistent with a smooth deceleration process ahead (we do not project growth for Q4). Services and retail showed mixed performance, with some segments still resilient, but with more widespread signs of moderation. In the inflationary field, IPCA readings surprised on the downside at various times, with more subdued core inflation, less diffusion, and significant effects from the reduction in fuel prices—especially the almost 5% cut in gasoline prices at refineries—helping to contain current inflation and reinforce the disinflation process throughout Q4 2025. Inflation ends 2025 within the tolerance band of the inflation target.

Consolidated Financial Statements | December 31, 2025 |F - 4

❖	Copom maintained the Selic rate at 15.00%, but consolidated the view that the easing cycle will begin in 2026.

Throughout the communications between October and December, the Copom (Monetary Policy Committee) maintained the Selic rate at 15.00% and reiterated the need for a “significantly contractionary” monetary policy for a prolonged period. Even so, they began to provide clearer signals of transition in the debate—from emphasizing the “need for further tightening” to “evaluating the sufficiency of the current interest rate level.” Inflation projections also gradually declined over the period.

❖	Fiscal policy remains a focus, with specific tax relief measures and the need for new revenue streams ahead.

The period was marked by an intense fiscal agenda, with discussions and approval of measures aimed at increasing revenue, including an oil auction. Initiatives that increased revenue collection were approved, such as the reduction of tax credits, contributing to the final approval of the Budget. At the end of last year, the guidelines for 2026 were sanctioned, establishing a primary surplus target of 0.25% of GDP. In 2025, the government should have reached the target band with R$12 billion in dividends and R$8 billion from the oil auction.

 2. Consolidated Performance

We concluded the year 2025 with a significant evolution, focused on executing our strategy to be the most present bank in our customers' lives in an intelligent, sustainable, and personalized manner, while building a more diversified and solid operation capable of generating consistent results.

The expanded loan portfolio totaled R$708 billion at the end of December 2025, an increase of 3.7% growth through disciplined capital allocation, prioritizing assets with higher profitability and quality. During the period, notable growth was seen in the credit card (+13.4%), consumer finance (+13.0%), real estate (+9.6%), and SMEs (+13.0%) portfolios.

In customer funding, we closed the fiscal year with R$670 billion, representing an expansion of 3.9%, supported by strong growth in real estate credit notes - LCI and agribusiness credit notes - LCA (+15.5%), as well as financial bills - LF and others (+18.3%). We continued to optimize our funding mix by increasing the share of individuals, which reached 50% in December 2025, up from 43% in December 2023, thereby reducing the cost of deposits.

As a result, client NII advanced by 9.5%. Market NII was adversely impacted by its negative sensitivity to interest rates. Fees grew by 3.5%, with notable performances from cards at +12.0%, followed by insurance at +8.7%.

Regarding loan quality, throughout the year we observed heightened pressure on non-performing loan indicators, reflecting a more challenging macroeconomic environment with higher household debt and a rise in Chapter 11 filings by companies. Furthermore, the implementation of the previously noted Resolution required us to maintain a higher level of provisions, consequently leading to a 8.9% increase in allowance for loan losses relative to the same period last year.

Finally, in terms of expenses, we continued to foster our culture of efficiency which, combined with intensive use of technology, has enabled us to streamline processes and maximize our productivity, while also delivering better experiences to our customers. Expenses rose by 0.8%, at a pace slower than inflation, reflecting discipline and efficiency in cost management. Managerial net profit grew 12.6% in the period, totaling R$ 15.6 billion, resulting in a ROAE of 17.2%, a rise of 1.2 p.p. compared to the same period in 2024.

Consolidated Financial Statements | December 31, 2025 |F - 5

Managerial Income Statement ¹
(R$ million)	4Q25	3Q25	4Q25 x	2025	2024	2025 x
			3Q25			2024
Gross Financial Margin	15,332	15,208	0.8%	61,858	60,746	1.8%
Commissions	5,754	5,552	3.6%	21,647	20,917	3.5%
Total Revenues	21,086	20,760	1.6%	83,505	81,663	2.3%
PDD result	(6,105)	(6,524)	(6.4)%	(25,880)	(23,755)	8.9%
General Expenses	(6,633)	(6,423)	3.3%	(26,042)	(25,837)	0.8%
Tax Expenses	(1,471)	(1,420)	3.6%	(5,566)	(5,595)	(0.5)%
Others	(2,531)	(2,104)	20.3%	(8,433)	(9,593)	(12.1)%
Net Profit Before Taxes	4,346	4,289	1.3%	17,584	16,883	4.2%
Taxes and Minority Interest	(260)	(280)	(7.1)%	(1,969)	(3,011)	(34.6)%
Managerial Net Profit	4,086	4,009	1.9%	15,615	13,872	12.6%

Accounting Net Profit	4,023	3,944	2.0%	15,339	13,477	13.8%
1 The table above onsiders managerial reclassifications pertaining to the Income Statement.

3. Strategy and Rating Agencies

For information on the Bank's strategy and its classification by rating agencies, please refer to the Earnings Report available at www.santander.com.br/ri.

Consolidated Financial Statements | December 31, 2025 |F - 6

 4. Corporate Governance

The governance structure of Banco Santander is comprised of the Executive Board and its Executive Committee, consisting of the Chief Executive Officer, Senior Executive Vice Presidents, and Executive Vice Presidents, and the Board of Directors and its Advisory Committees: Audit, Risk and Compliance, Sustainability, Compensation and Nomination, and Governance.

Our Board of Directors currently has 45% female members and 55% independent members.

Additional information as required by Law No. 15.177/2025 will be disclosed in the Management Report to be made available to shareholders on the date of the Ordinary General Meeting, pursuant to Article 133 of Law No. 6.404/76.

For information on Banco Santander's broader corporate governance practices and Board of Directors resolutions, please visit www.santander.com.br/ri.

5. Internal Audit

Internal Audit reports directly to the Board of Directors, with the Audit Committee responsible for its supervision.

It has a permanent and independent function from any other function or unit, whose mission is to provide the Board of Directors and Senior Management with independent assurance on the quality and effectiveness of internal control processes and systems, risk management (current or emerging), and governance, thus contributing to the protection of the organization's value, solvency, and reputation. Internal Audit holds a quality certificate issued by the Institute of Internal Auditors (IIA).

To fulfill its functions and cover the risks inherent to Banco Santander's activity, Internal Audit has a set of internally developed tools. Among them, the risk matrix stands out, used as a planning tool, prioritizing the risk level of the auditable universe considering, among other things, its inherent risks, the latest audit rating, the degree of compliance with recommendations, and its dimension. The work programs, which describe the audit tests to be performed, are reviewed periodically.

The Audit Committee recommended approval of the audit work plan for the year 2025, and this was approved by the Board of Directors.

6. People

Banco Santander continues to strengthen its organizational culture, which seeks to contribute to the prosperity of people and businesses. Autonomy, proactivity, and innovation gain space, accelerate digital transformation, and enhance the personalized offering for the most diverse segments of society.

There are 49,661 employees, considering the entire Group, committed to the ambition of generating unique and personalized customer experiences, so that we are the main bank for each of our clients.

To this end, the bank continuously invests in creating an environment where leadership is a benchmark in the organization's values, an inclusive culture ensures that each professional feels recognized and engaged in building their career, health and well-being are central, and continuous learning serves the constant improvement of the customer journey and the evolution of each employee. Growth opportunities are democratized and within everyone's reach.

7. Sustainability

In the fourth quarter of 2025, we highlight the following results:

Sustainable finance and investment activities

•  We enabled R$ 38,6 billion in sustainable finance and investment transactions (YtD), according to our sustainable finance and investment rating system (SFICS).

•  We have reached a portfolio of R$ 50,7 billion with green bond issuances, clean energy financing, and dedicated product options.

•  We maintained our market leadership in CBIOS (carbon credits) with a 41% market share.

Consolidated Financial Statements | December 31, 2025 |F - 7

•  In Microfinance, Prospera achieved a production of R$ 5.2 billion, a 6% YoY increase. The total portfolio grew 3% YoY, reaching R$ 3.4 billion, with a total customer base of 1.2 million. Beyond the financial results, Prospera impacted more than 10,000 people with Educar para Prosperar (Educate to Prosper), our in-person financial education program for clients and non-clients in the communities where we operate.

•  In the context of Eco Invest Brasil, a Brazilian government initiative created to boost sustainable private investments and attract foreign capital for long-term projects, Santander concluded two operations related to the 1st Auction - Blended Finance underline: (i) the issuance of R$ 300 million to Eber Bioenergia e Agricultura, intended for the expansion of ethanol production in Goiás; and (ii) R$ 160 million to CASAN - Companhia Catarinense de Águas e Saneamento, aimed at sanitation projects and expansion of water and sewage infrastructure in Santa Catarina.

Sustainability Index

•  We obtained an “A” rating from the CDP – Carbon Disclosure Project, the leading global information system on climate change, placing us on the select “A list”: the scale ranges from “D” to “A”, with “A” being the best grade.

•  During COP30, Santander was awarded at the “Celebration of the B3 ESG Index Triad”, which brought together the 30 companies participating in the three main sustainability indices of B3: ISE (Corporate Sustainability Index), ICO2 (Efficient Carbon Index) and iDIVERSA (Diversity Index).

Social impact

•  Since 2002 and 2013 respectively, the Amigo de Valor and Parceiro do Idoso programs have reflected Santander's commitment to guaranteeing the rights of children, adolescents, and elderly people in situations of social vulnerability. In addition to allocating a portion of its income tax to the selected projects, Santander mobilizes other stakeholders for this cause: employees, customers, suppliers, and affiliated companies.

•  In 2025, we monitored the implementation of 65 projects from the Amigo de Valor program and 47 projects from the Parceiro do Idoso program. With the resources allocated by the bank, more than 8,000 children, elderly people, and their families were directly benefited. Considering the total amount of funds mobilized (Bank, affiliates, clients, and employees), the reach of the initiatives exceeds 20,000 people.

The programs also launched a new fundraising campaign to support projects to be implemented throughout 2026. The Amigo de Valor program raised over R$26 million to support 59 projects aimed at expanding and improving the provision of social assistance services for vulnerable children and adolescents. The Parceiro do Idoso program mobilized R$18.5 million to support 47 projects that will contribute to promoting dignified aging and improving local public policies.

•  The first phase of the Santander Integrated Social Program has begun, aiming to expand social impact in municipalities with low Human Development Index (HDI) in the states of Pernambuco and Maranhão. The initiative combines different areas of action, focusing on local development, income generation, and improving the quality of life of the population.

Until now:

Over 20,000 students from the public school system benefited from art and culture initiatives;

Over 1,500 public school teachers participated in the music masterclasses;

Over 800 local entrepreneurs were trained in entrepreneurship and financial literacy.

Universities

•  In Q4 2025, more than 11,000 people benefited from courses and scholarships. We highlight during this period the implementation of the Santander Code Girls program, which promotes the inclusion of women in the digital market, and the Santander EducaAI program, which supports educators in the responsible use of artificial intelligence in the school environment.

Consolidated Financial Statements | December 31, 2025 |F - 8

Business events

•  We hosted a panel on Sustainable Taxonomy at the Brazilian pavilion at COP30 Brazil, engaging in dialogue with authorities from Brazil, the European Union, and Chile, and contributing to the development of public policies and financial solutions geared towards a sustainable transition.

8. Independent Audit

The operating policy of Banco Santander, including its controlled companies, in contracting services unrelated to audit of the Financial Statements by its Independent Registered Public Accounting Firm, is based on Brazilian standards and international audit standards, which preserve the auditor's independence. This reasoning provides for the following: (i) the auditor does not must audit his own work, (ii) the auditor must not perform managerial functions at his client, (iii) the auditor must not promote the interests of its client, and (iv) need for approval of any services by the Bank's Audit Committee. In compliance with Securities and Exchange Commission Instruction 162/2022, Banco Santander informs that in the fiscal year ended December 31, 2025, no services were provided by PricewaterhouseCoopers unrelated to the independent audit of the Financial Statements of Banco Santander and relevant subsidiaries, which generate a conflict of interest, loss of independence or impact the objectivity of its Independent Registered Public Accounting Firm. PricewaterhouseCoopers has procedures, policies and controls in place to ensure its independence, which include the assessment of the work provided, covering any service other than the independent audit of the Financial Statements of Banco Santander and its subsidiaries. This assessment is based on applicable regulations and accepted principles that preserve the auditor's independence.

9. Acknowledgements

We extend our sincere gratitude to our clients, shareholders, and employees for the trust and support that have propelled us to this point, enabling the continuation of our story of evolution and transformation, on the path to becoming the Best Consumer Company in Brazil.

(Approved at the Board of Directors Meeting held on February 27, 2026).

Consolidated Financial Statements | December 31, 2025 |F - 9

(A free translation of the original in Portuguese)

Independent auditor's report

To the Board of Directors and Stockholders
Banco Santander (Brasil) S.A.

Opinion

We have audited the accompanying consolidated financial statements of Banco Santander (Brasil) S.A. (the "Bank") and its subsidiaries, which comprise the consolidated balance sheet as at December 31, 2025 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and notes to the financial statements, including material accounting policies and other explanatory information.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Bank and its subsidiaries as at December 31, 2025, and their financial performance and their cash flows for the year then ended, in accordance with the IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are described in the "Auditor's responsibilities for the audit of the consolidated financial statements" section of our report. We are independent of the Bank and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, as applicable to audits of financial statements of public interest entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matters

Key Audit Matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Matters
Why it is a Key Audit Matter
How the matter was addressed

PricewaterhouseCoopers Auditores Independentes Ltda.,
Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16º,
São Paulo, SP, Brasil, 04538-132
T: +55 (11) 4004-8000

www.pwc.com.br

Consolidated Financial Statements | December 31, 2025 |F - 10

Banco Santander (Brasil) S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit
Estimate impairment of credit operations (Notes 1(c.3.1(ii)), 2(h), 9 and 46(b))	
The estimate impairment of credit operations, considering the requirements of IFRS 9 - Financial Instruments, involves a high level of judgment made by Management. The determination of the estimate impairment of credit operations considers, among other elements, the existence of one or more events that negatively impact the future cash flows and, consequently, the recoverable amount of significant credits, and collectively, with the use of models, for non-significant assets, as well as the deterioration of credit risk and the classification of credits in the stages prescribed by IFRS 9. This process involves the use of several assumptions and internal and external factors, including credit quality, economic and financial situation, guarantees, segment and economic scenarios. Therefore, this remains an area of focus in our audit.	We updated our understanding and tested the relevant internal controls in the calculation and recognition of the expected credit losses, mainly including the following main processes: (i) models, judgements and assumptions adopted by Management for determining the impairment of credit operations; (ii) existence and measurement of the guarantees in the determination of the recoverable value; (iii) approval and accounting of the operations renegotiated; (iv) processing and accounting of the expected credit losses; (v) reconciliation of the accounting balances with the analytical position; (vi) preparation of the explanatory notes. For loss estimates calculated based on individual assessment, we evaluated and tested, on a sample basis, the criteria used to determine the impairment of credit operations. For loss estimates calculated based on collective assessment, we tested the validation and approval process of the models applied in the determination of the impairment of credit operations. On a sample basis, with the support of our specialists, we tested the referred models, considering the parameters developed for the most significant portfolios, as well as the integrity of the database used for the calculations. We also performed testes on the classification of credits in the stages as established in IFRS 9. The classification in the stages considers the debtor's credit risk level, and when applicable, the deterioration of this risk, as well as the financial difficulty of the debtor, delays in their contractual obligations, renegotiations, guarantees, cash flow projections, among other aspects. We considered that the criteria and assumptions that Management adopted to determine and account estimate impairment of credit operations based on IFRS 9, as disclosed in the financial statements, are aligned with the information examined in our audit.

3

Consolidated Financial Statements | December 31, 2025 |F - 11

Banco Santander (Brasil) S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit
Provisions for judicial and administrative proceedings (Notes 1(c.3.1(iv)), 2(q) and 22)	
The Bank and its subsidiaries are parties to legal and administrative tax, labor, and civil proceedings arising from the normal course of their business. In general, these proceedings are terminated after a long period and involve not only discussions on merits, but also complex procedural aspects, in accordance with applicable legislation. The decision to recognize a liability and the measurement basis requires the exercise of judgment from Management, which is periodically reassessed, including when preparing the consolidated financial statements, and considering new events. In these circumstances, this remains an area of focus in our audit.	We updated our understanding and we tested the relevant internal controls over the identification and recording of provisions for legal and administrative proceedings, of tax, labor and civil nature, and the disclosures in accompanying notes, including, among others, the internal controls related to the calculation model used to account for the provisions for labor and civil judicial and administrative proceedings that are carried out under the historical average loss criteria for actions that are considered as common and similar in nature. We tested the application of the mathematical models of historical average loss calculation, when applicable, related to labor and civil judicial and administrative proceedings. We also tested the ongoing proceedings at the base date of the consolidated financial statements. We performed confirmation procedures with the law firms responsible for the main judicial and administrative proceedings to confirm the existence and the relevant information of the proceedings. Additionally, we assessed the reasonableness of the prognosis of the proceedings assigned by Management. We consider that the criteria and assumptions that Management adopted to determine and record the provisions for judicial and administrative proceedings, as disclosed in the financial statements, are aligned with the information examined in our audit.
Information Technology environment (Note 46(d))	
The Bank and its subsidiaries have a business environment that is highly dependent on technology, requiring a complex infrastructure to support the high volume of transactions processed daily in its several systems. The risks inherent to Information Technology, associated with possible deficiencies in	With the assistance of our system specialists, we updated our evaluation of the design and tested the operating effectiveness of the controls related to the management of the Information Technology environment, including the compensating controls established, when applicable.

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Consolidated Financial Statements | December 31, 2025 |F - 12

Banco Santander (Brasil) S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit
processes and controls that support the processing of the technology systems, considering the legacy systems and existing technology environments, could result in the incorrect processing of critical information, including those used in the preparation of the consolidated financial statements. For this reason, this remains an area of focus in our audit.	The procedures carried out involved the combination of the control tests, and, when applicable, the testing of compensating controls, as well as the testing of the key processes related to information security, development and maintenance of systems, and operation of computers related to the infrastructure that supports the Bank and its subsidiaries' business. As a result of this work, we considered that the technology environment processes and controls provided a reasonable basis to determine the nature, timing and extent of our audit procedures in relation to the consolidated financial statements.

Other matters - Reconciliation of stockholders' equity and net income

The reconciliation of stockholders' equity as of December 31, 2025 and net income attributed to the Bank for the year then ended, between accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (Bacen Gaap) and IFRS presented in Appendix I, prepared under the responsibility of the Bank's management and presented as supplementary information for IFRS Accounting Standards purposes, was submitted to audit procedures performed in conjunction with the audit of the Bank's consolidated financial statements. For the purpose of forming our opinion, we evaluated whether this Appendix I is reconciled with the financial statements and accounting records, as applicable, as well as performed procedures to test the completeness and accuracy of the information presented in the supplemental information. In our opinion, the reconciliation of stockholders' equity and net income has been properly prepared in all material respects, and is consistent with the consolidated financial statements taken as a whole.

Other matters - Statements of Value Added

The consolidated Statement of Value Added for the year ended December 31, 2025, prepared under the responsibility of the Bank's management and presented as supplementary information for IFRS Accounting Standards purposes, was submitted to audit procedures performed in conjunction with the audit of the Bank's consolidated financial statements. For the purposes of forming our opinion, we evaluated whether this statement is reconciled with the financial statements and accounting records, as applicable, and if its form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09 - "Statement of Value Added". In our opinion, this Statement of Value Added has been properly prepared in all material respects, in accordance with the criteria established in the Technical Pronouncement, and is consistent with the consolidated financial statements taken as a whole.

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Consolidated Financial Statements | December 31, 2025 |F - 13

Banco Santander (Brasil) S.A.

Other information accompanying the consolidated financial statements and the independent auditor's report

The Bank's management is responsible for the other information that comprises the Management Report.

Our opinion on the consolidated financial statements does not cover the Management Report, and we do not express any form of audit conclusion thereon.

In connection with the audit of the consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, Management is responsible for assessing the ability of the Bank and its subsidiaries, as a whole, to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless Management either intends to liquidate the Bank and its subsidiaries, as a whole, or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Bank's financial reporting process.

Auditor's responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

6

Consolidated Financial Statements | December 31, 2025 |F - 14

Banco Santander (Brasil) S.A.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank and its subsidiaries.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management.

- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Bank and its subsidiaries, as a whole, to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Bank and its subsidiaries, as a whole, to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether these financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Group as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats to our independence or safeguards applied.

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Consolidated Financial Statements | December 31, 2025 |F - 15

Banco Santander (Brasil) S.A.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the Key Audit Matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, February 27, 2026

PricewaterhouseCoopers
Auditores Independentes Ltda.
CRC 2SP000160/O-5

Caio Fernandes Arantes
Contador CRC 1SP222767/O-3

8

Consolidated Financial Statements | December 31, 2025 |F - 13

*Values expressed in thousands, except when indicated

Consolidated Balance Sheet

Assets	Note	2025	2024

Cash	4	20,232,729	37,084,254

Financial Assets Measured at Fair Value Through Profit or Loss		262,407,149	231,001,886
Debt instruments	6	95,546,026	107,585,055
Equity instruments	7	4,862,393	2,968,823
Derivatives	8.a	65,590,206	40,175,818
Loans and advances to customers	9	6,413,587	4,911,803
Compulsory deposits with the Brazilian Central Bank		89,994,937	75,360,387

Financial Assets Measured At Fair Value Through Other Comprehensive Income		69,446,583	92,078,540
Debt instruments	6	69,354,220	92,058,907
Equity instruments	7	92,363	19,633

Financial Assets Measured At Amortized Cost		800,545,822	768,324,784
Loans and other receivables from credit institutions	5	35,947,923	30,177,627
Loans and advances to customers	9	558,134,969	561,178,111
Debt instruments	6	114,708,615	84,529,222
Compulsory deposits with the Brazilian Central Bank		91,754,315	92,439,824

Derivatives Used as Hedge Accounting	8.a	217,492	30,481

Non-Current Assets Held For Sale	10	1,413,215	1,042,273

Investments in Associates and Joint Ventures	11	3,517,094	3,640,176

Tax Assets		65,060,517	59,790,262
Current		14,205,687	11,566,385
Deferred	23.d	50,854,830	48,223,877

Other Assets	15	8,915,748	6,955,457

Permanent Assets	12	5,046,133	6,021,900

Intangible Assets		33,226,983	32,826,797
Goodwill	13	27,844,674	27,892,878
Other intangible assets	14	5,382,309	4,933,919

Total Assets		1,270,029,465	1,238,796,810

The notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements | December 31, 2025 |F - 14

*Values expressed in thousands, except when indicated

Liabilities and Shareholders’ Equity	Note	2025	2024
Financial Liabilities Measured At Fair Value Through Profit or Loss		112,471,311	82,722,610
Derivatives	8.a	59,827,986	39,280,448
Short positions	8.b	49,380,059	39,396,666
Liabilities arising from securities	18	3,263,266	4,045,496

Financial Liabilities at Amortized Cost		992,386,546	1,001,581,240
Credit institution deposits	16	146,867,521	158,565,482
Customer deposits	17	593,328,796	605,068,163
Liabilities arising from securities	18	156,662,290	135,632,632
Debt instruments eligible as capital	19	28,113,937	23,137,784
Other financial liabilities	20	67,414,002	79,177,179

Derivatives Used as Hedge Accounting	8.a	184,005	129,826

Provisions		11,804,482	10,976,930
Obligations for pension funds and similar liabilities	22	1,357,203	1,364,437
Provisions for judicial and administrative proceedings, commitments, and other provisions	22	10,447,279	9,612,493

Tax Liabilities		9,388,832	10,175,193
Current		4,799,733	4,485,753
Deferred	23.d	4,589,099	5,689,440

Other Liabilities	24	17,241,145	13,383,879

Total Liabilities		1,143,476,321	1,118,969,678

Shareholders’ Equity	27	130,281,588	126,199,224
Share capital	27.a	65,000,000	65,000,000
Capital reserve		630,238	630,011
Treasury shares	27.d	(719,560)	(884,707)
Profit Reserve		65,370,910	61,453,920

Other Comprehensive Income		(5,108,058)	(6,707,539)

Shareholders’ Equity Attributable to the Parent		125,173,530	119,491,685

Non - Controlling interests	26	1,379,614	335,447

Total Shareholders’ Equity		126,553,144	119,827,132
Total Liabilities and Shareholders’ Equity		1,270,029,465	1,238,796,810

The accompanying Notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements | December 31, 2025 |F - 15

*Values expressed in thousands, except when indicated

Consolidated Statement of Income

	Note	2025	2024	2023

Interest and similar income	31	162,494,639	137,183,478	128,282,707
Interest and similar expenses	32	(104,860,321)	(80,504,918)	(81,398,673)
Net Interest Income		57,634,318	56,678,560	46,884,034
Equity instrument income	33	85,528	83,647	22,179
Equity method income (loss)	11.a	458,313	312,986	239,236
Fee and commission income	34	25,521,847	23,664,987	22,454,778
Fee and commission expense	35	(8,026,391)	(6,459,778)	(6,814,813)
Gains (losses) on financial assets and liabilities (net)	36	10,945,319	(1,358,674)	2,729,519
Financial assets measured at fair value through profit or loss		7,889,797	(641,147)	3,440,830
Financial instruments not measured at fair value through profit or loss		(416,389)	(180,427)	(463,844)
Hedge and Other		3,471,911	(537,100)	(247,467)
Foreign exchange fluctuations (net)	37	(10,814,056)	1,487,679	1,065,167
Other operating expense (net)	38	(808,321)	(652,121)	(715,790)
Total Income		74,996,557	73,757,286	65,864,310
Administrative expenses		(20,938,438)	(20,416,504)	(19,562,641)
Personnel expenses	39.a	(11,699,346)	(11,597,996)	(10,813,926)
Other administrative expenses	40.a	(9,239,092)	(8,818,508)	(8,748,715)
Depreciation and amortization		(2,625,783)	(2,731,018)	(2,740,950)
Permanent assets	12.a	(1,087,034)	(1,586,278)	(1,841,616)
Intangible assets	14	(1,538,749)	(1,144,740)	(899,334)
Provisions (net)	22	(4,978,678)	(4,595,238)	(4,424,412)
Impairment losses on financial assets (net)	9.c	(29,539,862)	(28,484,030)	(28,008,086)
Financial assets measured at amortized cost		(29,539,862)	(28,484,030)	(28,008,086)
Impairment losses on other assets (net)		(396,946)	(252,487)	(250,173)
Other intangible assets	14	(67,023)	(48,897)	(19,473)
Other assets		(329,923)	(203,590)	(230,700)
Gains (losses) on disposal of assets not classified as non-current assets held for sale	41	111,041	1,806,183	998,408
Gains (losses) on disposal and expenses on non-current assets held for sale not classified as discontinued operations	42	101,103	106,036	45,195
Operating Income Before Tax		16,728,994	19,190,228	11,921,651
Income taxes	23	(3,763,871)	(5,776,465)	(2,422,839)
Consolidated Net Income for the Fiscal Year		12,965,123	13,413,763	9,498,812
Profit attributable to the Parent Company		12,766,035	13,365,506	9,449,313
Profit attributable to non-controlling interests	26	199,088	48,257	49,499

The accompanying Notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements | December 31, 2025 |F - 16

*Values expressed in thousands, except when indicated

Consolidated Statement of Comprehensive Income

	2025	2024	2023
Consolidated Net Income for the Fiscal Year	12,965,123	13,413,763	9,498,812

Other Comprehensive Income that will be subsequently reclassified to profit or loss when specific conditions are met:	817,853	(1,978,264)	1,166,391

Financial Assets measured at fair value through Other Comprehensive Income	1,125,791	(2,164,544)	537,438
Financial assets measured at fair value through other comprehensive income	2,312,673	(4,130,998)	878,395
Taxes	(1,186,882)	1,966,454	(340,957)

Cash flow hedges	(307,938)	186,280	628,953
Fair value adjustment	(587,190)	355,207	1,199,318
Taxes	279,252	(168,927)	(570,365)

Other Comprehensive Income that will not be Reclassified to Net Profit:	781,628	(761,060)	(648,164)

Defined Benefits Plan	782,787	(502,235)	(620,233)
Defined benefits plan	1,433,746	(955,096)	(988,263)
Taxes	(650,959)	452,861	368,030

Others	(1,159)	(258,825)	(27,931)
Pension Contracts - IFRS 17	(1,931)	27,734	(46,552)
Goodwill	-	(256,936)	-
Others	-	(18,529)	-
Taxes	772	(11,094)	18,621

Total Comprehensive Income	14,564,604	10,674,439	10,017,039

Attributable to the parent company	14,365,516	10,626,182	9,967,540
Attributable to non-controlling interests	199,088	48,257	49,499
Total	14,564,604	10,674,439	10,017,039
The Notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements | December 31, 2025 |F - 17

*Values expressed in thousands, except when indicated

Consolidated Statement of Changes in Stockholders’ Equity

	Note	Share Capital	Capital Reserve	Profit Reserve	Treasury Shares	Retained earnings	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Defined Benefits plan	Translation adjustments investment abroad	Pension Contracts - IFRS 17	Gains and losses - Cash flow hedge and Investment	Total	Non-controlling Interests	Total Stockholders' Equity
Balance on December 31, 2022		55,000,000	445,778	60,442,814	(1,219,316)	-	(755,009)	(2,895,520)	859,370	-	(1,695,283)	110,182,834	497,342	110,680,176
Total comprehensive income		-	-	-	-	9,449,313	518,264	(601,059)	-	(27,931)	628,953	9,967,540	49,499	10,017,039
Net profit attributable to the Parent Company		-	-	-	-	9,449,313	-	-	-	-	-	9,449,313	49,499	9,498,812
Other comprehensive income		-	-	-	-	-	518,264	(601,059)	-	(27,931)	628,953	518,227	-	518,227
Financial assets measured at fair value through other comprehensive income		-	-	-	-	-	518,264	-	-	-	-	518,264	-	518,264
Employee Benefits Plan		-	-	-	-	-	-	(601,059)	-	-	-	(601,059)	-	(601,059)
Pension Contracts - IFRS 17		-	-	-	-	-	-	-	-	(27,931)	-	(27,931)		(27,931)
Gain and loss - Cash flow and investment hedge		-	-	-	-	-	-	-	-	-	628,953	628,953	-	628,953
Dividends and interest on capital	27.b	-	-	-	-	(6,200,000)	-	-	-	-	-	(6,200,000)	-	(6,200,000)
Share-based compensation	39.b	-	161,899	-	-	-	-	-	-	-	-	161,899	-	161,899
Treasury shares	27.d	-	-	-	112,533	-	-	-	-	-	-	112,533	-	112,533
Prescribed dividends		-	-	56,858	-	-	-	-	-	-	-	56,858	-	56,858
Unrealized profit		-	-	171,340	-	-	-	-	-	-	-	171,340	-	171,340
Other		-	-	-	-	-	-	-	-	-	-	-	(143,491)	(143,491)
Destinations:												-		-
Legal reserve		-	-	472,466	-	(472,466)	-	-	-	-	-	-	-	-
Dividend equalization reserve		-	-	2,776,847	-	(2,776,847)	-	-	-	-	-	-	-	-
Balance on December 31, 2023		55,000,000	607,677	63,920,325	(1,106,783)	-	(236,745)	(3,496,579)	859,370	(27,931)	(1,066,330)	114,453,004	403,350	114,856,354

The accompanying Notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements | December 31, 2025 |F - 18

*Values expressed in thousands, except when indicated

		Stockholders´ Equity Attributable to the Parent
	Note	Share Capital	Capital Reserve	Profit Reserve	Treasury Shares	Retained earnings	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Defined Benefits plan	Translation adjustments investment abroad	Pension Contracts - IFRS 17	Other Equity Valuation Adjustments	Gains and losses - Cash flow hedge and Investment	Total	Non-controlling Interests	Total Stockholders' Equity
Balance on December 31, 2023		55,000,000	607,677	63,920,325	(1,106,783)	-	(236,745)	(3,496,579)	859,370	(27,931)	-	(1,066,330)	114,453,004	403,350	114,856,354
Total comprehensive income		-	-	-	-	13,365,506	(2,164,544)	(502,235)	-	16,640	(275,465)	186,280	10,626,182	48,257	10,674,439
Net profit attributable to the Parent Company		-	-	-	-	13,365,506	-	-	-	-	-	-	13,365,506	48,257	13,413,763
Other comprehensive income		-	-	-	-	-	(2,164,544)	(502,235)	-	16,640	(275,465)	186,280	(2,739,324)	-	(2,739,324)
Financial assets measured at fair value through other comprehensive income		-	-	-	-	-	(2,164,544)	-	-	-	-	-	(2,164,544)	-	(2,164,544)
Employee Benefits Plan (1)		-	-	-	-	-	-	(502,235)	-	-	-	-	(502,235)	-	(502,235)
Pension Contracts - IFRS 17		-	-	-	-	-	-	-	-	16,640	-	-	16,640	-	16,640
Gain and loss - Cash flow and investment hedge		-	-	-	-	-	-	-	-	-	-	186,280	186,280	-	186,280
Other Equity Valuation Adjustments – goodwill on acquisitions of subsidiaries		-	-	-	-	-	-	-	-	-	(256,936)	-	(256,936)	-	(256,936)
Other Equity Valuation Adjustments – Other		-	-	-	-	-	-	-	-	-	(18,529)	-	(18,529)	-	(18,529)
Dividends and interest on capital	27.b	-	-	-	-	(6,000,000)	-	-	-	-	-	-	(6,000,000)	-	(6,000,000)
Share-based compensation		-	22,334	-	-	-	-	-	-	-	-	-	22,334	-	22,334
Treasury shares	27.d	-	-	-	222,076	-	-	-	-	-	-	-	222,076	-	222,076
Prescribed dividends		-	-	57,513	-	-	-	-	-	-	-	-	57,513	-	57,513
Unrealized profit		-	-	19,213	-	49,175	-	-	-	-	-	-	68,388	-	68,388
Capital increase		10,000,000	-	(10,000,000)	-	-	-	-	-	-	-	-	-	-	-
Other		-	-	42,188	-	-	-	-	-	-	-	-	42,188	(116,160)	(73,972)
Sale / Merger / Acquisition		-	-	-	-	-	-	-	-	-	-	-	-	(112,710)	(112,710)
Other		-	-	42,188	-	-	-	-	-	-	-	-	42,188	(3,450)	38,738
Destinations:
Legal reserve		-	-	668,275	-	(668,275)	-	-	-	-	-	-	-	-	-
Dividend equalization reserve		-	-	6,746,406	-	(6,746,406)	-	-	-	-	-	-	-	-	-
Balance on December 31, 2024		65,000,000	630,011	61,453,920	(884,707)	-	(2,401,289)	(3,998,814)	859,370	(11,291)	(275,465)	(880,050)	119,491,685	335,447	119,827,132
(1) Includes the effects of the obligation created as a result of the transaction signed between Banco Santander, BANESPREV, AFABESP and legal advisors on June 27, 2024. See details in note 21.

The accompanying Notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements | December 31, 2025 |F - 19

*Values expressed in thousands, except when indicated

		Stockholders´ Equity Attributable to the Parent
	Note	Share Capital	Capital Reserve	Profit Reserve	Treasury Shares	Retained earnings	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Defined Benefits plan	Translation adjustments investment abroad	Pension Contracts - IFRS 17	Other Equity Valuation Adjustments	Gains and losses - Cash flow hedge and Investment	Total	Non-controlling Interests	Total Stockholders' Equity
Balance on December 31, 2024		65,000,000	630,011	61,453,920	(884,707)	-	(2,401,289)	(3,998,814)	859,370	(11,291)	(275,465)	(880,050)	119,491,685	335,447	119,827,132
Total comprehensive income		-	-	-	-	11,591,014	1,125,791	782,787	-	(1,159)	-	(307,938)	13,190,495	199,088	13,389,583
Net profit attributable to the Parent Company		-	-	-	-	12,766,035	-	-	-	-	-	-	12,766,035	199,088	12,965,123
Other comprehensive income		-	-	-	-	(1,175,021)	1,125,791	782,787	-	(1,159)	-	(307,938)	424,460	-	424,460
Financial assets measured at fair value through other comprehensive income (1)		-	-	-	-	-	1,125,791	-	-	-	-	-	1,125,791	-	1,125,791
Employee Benefits Plan (2)		-	-	-	-	(1,175,021)	-	782,787	-	-	-	-	(392,234)	-	(392,234)
Pension Contracts - IFRS 17		-	-	-	-	-	-	-	-	(1,159)	-	-	(1,159)	-	(1,159)
Gain and loss - Cash flow and investment hedge		-	-	-	-	-	-	-	-	-	-	(307,938)	(307,938)	-	(307,938)
Dividends and interest on capital	27.b	-	-	-	-	(7,620,000)	-	-	-	-	-	-	(7,620,000)	-	(7,620,000)
Share-based compensation		-	227	-	-	-	-	-	-	-	-	-	227	-	227
Treasury shares	27.d	-	-	-	165,147	-	-	-	-	-	-	-	165,147	-	165,147
Prescribed dividends		-	-	42,566	-	-	-	-	-	-	-	-	42,566	-	42,566
Other		-	-	(96,590)	-	-	-	-	-	-	-	-	(96,590)	845,079	748,489
Sale / Merger / Acquisition		-	-	-	-	-	-	-	-	-	-	-	-	876,233	876,233
Other		-	-	(96,590)	-	-	-	-	-	-	-	-	(96,590)	(31,154)	(127,744)
Destinations:
Legal reserve			-	638,302	-	(638,302)	-	-	-	-	-	-	-	-	-
Dividend equalization reserve		-	-	3,332,712	-	(3,332,712)	-	-	-	-	-	-	-	-	-
Balance on December 31, 2025		65,000,000	630,238	65,370,910	(719,560)	-	(1,275,498)	(3,216,027)	859,370	(12,450)	(275,465)	(1,187,988)	125,173,530	1,379,614	126,553,144
(1)	Includes the effects of the classification relating to the change in business strategy (Note 1.C4)
(2)	Permanent losses associated with Benefit Plans were transferred to Retained Earnings and Losses.
Reserves are distributed according to the corporate criteria of local legislation. The accompanying Notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements | December 31, 2025 |F - 20

*Values expressed in thousands, except when indicated

Consolidated Statement of Cash Flows

	Note	2025	2024	2023
1. Cash Flows from Operating Activities
Consolidated Net Income for the Fiscal Year		12,965,123	13,413,763	9,498,812
Profit Adjustments		14,086,103	1,058,360	5,971,012
Depreciation of Tangible Assets	12.a	1,087,034	1,586,278	1,841,616
Amortization of Intangible Assets	14	1,538,749	1,144,740	899,334
Impairment Losses on Other Assets (Net)		396,946	252,487	250,173
Provisions (Net)		4,978,678	4,595,238	4,424,412
Impairment losses on financial assets (net)		29,539,862	28,484,030	28,008,086
Net gains on disposal of permanent assets, investments, and non-current assets held for sale		(212,144)	(1,912,219)	(855,565)
Income (Loss) Share under the Equity Method	11.a	(458,313)	(312,986)	(239,236)
Deferred Taxes	23.d	(4,305,125)	(885,976)	(5,550,813)
Judicial Deposits Adjustment		(724,027)	(689,787)	(728,716)
Recoverable Taxes Adjustment		(496,653)	(376,938)	(557,008)
Effects of Exchange Rate Fluctuations on Assets and Liabilities		(17,258,904)	(30,769,354)	(21,430,674)
Other		-	(57,153)	(90,597)
Net (Increase) Decrease in Operating Assets		(46,667,229)	(187,674,524)	(129,083,634)
Financial Assets Measured at Fair Value through Profit or Loss		(30,526,702)	(20,980,632)	(88,026,729)
Financial Assets Measured at Fair Value Through Other Comprehensive Income		17,878,100	(38,961,379)	(3,895,444)
Financial Assets Measured at Amortized Cost		(37,443,130)	(124,915,673)	(41,870,299)
Other Assets		3,424,503	(2,816,840)	4,708,838
Net Increase (Decrease) in Operating Liabilities		31,118,147	157,494,648	156,121,109
Financial Liabilities Measured at Fair Value Through Profit or Loss		29,748,701	33,141,169	(86,825)
Financial Liabilities Measured at Amortized Cost		(10,326,894)	130,916,324	144,383,135
Other Liabilities		11,696,340	(6,562,845)	11,824,799
Tax Paid	23.a	(6,509,969)	(5,423,514)	(5,892,511)
Total Net Cash Flow from Operating Activities (1)		4,992,175	(21,131,267)	36,614,788
2. Cash Flows From Investing Activities
Investments		(4,153,137)	(3,435,838)	(3,963,094)
Increase in Subsidiaries		(7,500)	(114,206)	(5,054)
Tangible Assets	12.a	(921,361)	(854,993)	(1,445,847)
Intangible Assets		(2,221,363)	(1,754,988)	(1,906,872)
Non-current Assets Held for Sale		(1,002,913)	(711,651)	(605,321)
Disposal		600,929	1,044,835	719,747
Tangible Assets	12.a	(513,185)	333,413	117,312
Intangible Assets		482,143	110,067	185,206
Non-current Assets Held for Sale		631,971	601,355	417,229
Dividends / Interest on Equity Received from Investments in Associates and Jointly Controlled Entities		229,372	375,236	663,032
Total Net Cash Flow from Investing Activities (2)		(3,322,836)	(2,015,767)	(2,580,315)
3. Cash Flows from Financing Activities
Acquisition (Disposal) of Own Shares	27.d	165,147	222,076	112,533
Issuance (Repurchase) of Debt Instruments Eligible as Capital	19	2,362,800	68,477	-
Issuance of Other Long-term Financial Liabilities	18	88,504,440	39,541,342	75,404,958
Dividends and Interest on Equity Paid		(6,496,351)	(5,618,714)	(5,450,390)
Payments of Other Long-term Financial Liabilities	18	(79,939,286)	(33,038,049)	(63,400,960)
Interest Payments on Debt Instruments Eligible as Capital	19	(1,070,620)	(132,243)	(713,974)
Increase (Decrease) in Non-controlling Interests	26.b	876,232	(112,710)	(134,214)
Total Net Cash Flow from Financing Activities (3)		4,402,362	930,179	5,817,953
Net Increase (Decrease) in Cash and Cash Equivalents (1+2+3)		6,071,701	(22,216,855)	39,852,426
Cash and Cash Equivalents at the Beginning of the Fiscal Year	4	67,200,905	89,417,760	49,565,334
Cash and Cash Equivalents at the End of the Fiscal Year	4	73,272,606	67,200,905	89,417,760

The accompanying Notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements | December 31, 2025 |F - 21

*Values expressed in thousands, except when indicated

1.	Operating context, presentation of consolidated financial statements and other information
a)	Operating context

Banco Santander (Brasil) S.A. (Banco Santander or Bank), directly and indirectly controlled by Banco Santander, S.A., headquartered in Spain (Banco Santander Spain), is the leading institution of the Financial and Prudential Conglomerates before the Brazilian Central Bank (Bacen), established as a joint-stock company with its headquarters located at Avenida Presidente Juscelino Kubitschek, 2041, Cj.281 - Block A - Wtorre JK - Vila Nova Conceição - São Paulo - SP. Banco Santander operates as a universal bank and conducts its operations through commercial, investment, credit, financing and investment, real estate credit, leasing, and foreign exchange portfolios. Additionally, through its subsidiaries, it also operates in the markets of payment institutions, "consórcios" management, securities and insurance brokerage, consumer lending, digital platforms, benefits management, non-performing credit management and recovery, capitalization, private pensions, as well as provision and management of food, meal, and other vouchers. These operations are conducted within a framework of institutions that do business in an integrated manner in the financial market. The corresponding benefits and costs associated with the rendered services are distributed among these entities and are realized in the ordinary course of business on a reciprocal basis.

The Board of Directors authorized the issuance of the Consolidated Financial Statements for the year ended December 31, 2025, at the meeting held on February 27, 2025.

The referenced Financial Statements have been subject to a recommendation for approval issued by the Audit Committee of Banco Santander.

b)	Basis for the presentation of the consolidated financial statements (prepared in accordance with IAS 1)

The consolidated financial statements have been prepared in accordance with the IFRS® Accounting Standards as issued by the International Accounting Standards Board (IASB) and the interpretations issued by the IFRS® Interpretations Committee (current name of the International Financial Reporting Interpretations Committee – IFRIC®).

All relevant information specifically related to Banco Santander's financial statements, and only in relation to these, is being highlighted, and corresponds to the information used by Banco Santander in its management.

c) Other information

c.1) Adoption of new standards and interpretations.

•            Amendment to IAS 21 - Effects of exchange rate changes and translation of Financial Statements: In instances where a currency is non-convertible, it can be difficult to ascertain an appropriate exchange rate. While uncommon, non-convertibility may arise when a government enforces currency controls that forbid currency exchange or restrict the amount of foreign currency transactions. The amendment to IAS 21 provides guidance on how entities should assess whether a currency is readily convertible and how to determine a spot exchange rate for currencies with limited exchangeability, as well as requires the disclosure of information that enables Financial Statement users to understand the impacts of a non-convertible currency. These changes are effective as of January 1, 2025, did not generate a material impact on Santander's consolidated financial statements.

•            Adoption of IFRS 9 for Hedge Accounting – During fiscal year 2025, Santander began applying requirements established by IFRS 9 for hedge relationships. The main impacts of this change on the accounting of hedge relationships stem fundamentally from: the separation of the time value of options, when the hedged risk is intrinsically mandatory; the separation of the forward element of currency forward contracts, for all types of hedges; and the separation of the foreign currency basis differential of a currency derivative, for each hedge relationship. The application of these options to hedges designated prior to December 31, 2025, did not generate a material impact on Santander's consolidated financial statements.

Consolidated Financial Statements | December 31, 2025 |F - 22

*Values expressed in thousands, except when indicated

•            Global Minimum Tax – Pillar 2 - The Pillar 2 rules of the Global Minimum Tax Model Rules, approved in 2021 by the Organization for Economic Co-operation and Development (OECD), stipulate that multinational groups with revenues exceeding €750 million are subject to a minimum tax rate of 15% on adjusted accounting profit, calculated on a jurisdictional basis. The OECD supplemented these rules by approving administrative guidelines and transitional safe harbors applicable to the fiscal years 2024 to 2026. In January 2026, the application of the transitional safe harbors was extended for another year, and new permanent safe harbors were approved with the aim of simplifying the application of the Model Rules and implementing the “side-by-side agreement” reached in June 2025 within the G7, which will be applicable from 2026 to multinational groups whose ultimate parent company is in the United States.

In Brazil, Law No. 15,079, of December 27, 2024, introduced Pillar 2 in accordance with the Global Anti-Base Erosion Rules (GloBE Rules), through the institution of the Additional Social Contribution on Net Profit (CSLL), and became regulated by acts of the Special Secretariat of the Federal Revenue of Brazil of the Ministry of Finance in order to qualify as a qualified minimum tax (Qualified Domestic Minimum Top-up Tax - QDMTT). The Pillar 2 rules came into effect in Brazil from 2025 and must be calculated based on the adjusted taxes covered and the adjusted profits of all constituent entities of the same multinational group in Brazil.

The simplified rules (safe harbors) imply that the Additional CSLL is not due provided that any of the following conditions are met: (i) the effective rate calculated based on information from the Country-by-Country Reporting exceeds 16% in 2025 and 17% in 2026; (ii) the presence of the multinational group in a jurisdiction is not relevant when revenue is less than €10 million and profit before tax is less than €1 million; or (iii) profit before tax is less than the sum of tangible fixed assets and personnel expenses, adjusted by a certain percentage that varies annually.

The assessment of potential exposure to the Additional CSLL (Social Contribution on Net Income) is based on the most recent tax returns, the country-by-country report, and the financial statements of the Group's constituent entities in Brazil. Based on the assessment, the effective rates of the Additional CSLL in Brazil are higher than 15%, therefore, no potential exposure arises.

c.2) New standards and interpretations in force in future years

•                  Amendments to IFRS 9 and IFRS 7 - Amendments to the Classification and Measurement of Financial Instruments: To address issues identified during the post-implementation review of the classification and measurement requirements of IFRS 9 - Financial Instruments. The amendments are effective for reporting periods beginning on or after January 1, 2026. The Bank has not identified any material impacts from this change.

•                  IFRS 18 – Presentation and Disclosure in Financial Statements: Replaces IAS 1 – Presentation of Financial Statements. IFRS 18 introduces new subtotals and three categories for income and expenses (operating, investing and financing) in the income statement structure. It also requires companies to disclose explanations of management-defined performance measures related to the income statement.

These changes are effective for fiscal years beginning January 1, 2027. Santander is evaluating the impacts of this change.

Consolidated Financial Statements | December 31, 2025 |F - 23

*Values expressed in thousands, except when indicated

•                  Amendments to IFRS 7, IFRS 18, IAS 1, IAS 8, IAS 36 and IAS 37 - Disclosures on Uncertainties in Financial Statements: This amendment introduces illustrative examples that reinforce the application of existing IFRS requirements for disclosing the effects of relevant uncertainties in financial statements, particularly those arising from climate risks and the transition to a low-carbon economy. The amendment emphasizes the need for greater transparency regarding materiality judgments, key assumptions, and significant sources of estimation uncertainty that may affect assets, liabilities, results, and cash flows. The changes do not introduce changes to recognition or measurement criteria, focusing instead on improving the disclosures already provided for, especially in IFRS 18 (which will replace IAS 1), IFRS 7, IAS 8, IAS 36, and IAS 37, reinforcing the consistency and alignment between financial information and the effects of climate risks and other relevant uncertainties, when material, in the financial statements. The amendments are effective for reporting periods beginning on or after January 1, 2027. Santander is evaluating the impacts of this change.

•                  Amendment to IAS 21 - Translation for a Hyperinflationary Presentation Currency: clarifies the procedures to be applied when an entity begins presenting its financial statements in a hyperinflationary presentation currency, as defined in IAS 29. The amendment defines how comparative amounts and balances should be translated when this change occurs, aiming to ensure that the information remains relevant, consistent, and comparable over time. The amendments do not alter the recognition or measurement criteria, but merely clarify the translation requirements set forth in IAS 21, including retrospective application and the treatment of the effects of inflation in the presentation currency. The impacts are concentrated exclusively on the disclosures and the form of presentation of the financial statements, without affecting the entity's performance or financial position. The amendment is effective for reporting periods beginning on or after January 1, 2027. Santander is evaluating the impacts of this amendment.

c.3) Estimates used

The consolidated results and the determination of the consolidated equity are impacted by accounting policies, assumptions, estimates, and measurement methods used by the Bank's management in the preparation of the financial statements. The Bank makes estimates and assumptions that affect the reported values of assets and liabilities for future periods. All required estimates and assumptions, in accordance with IFRSs, represent management's best estimate pursuant to the applicable standard.

In the consolidated financial statements, estimates are made by the Bank’s and the consolidated entities’ Management to quantify certain assets, liabilities, income, and expenses, as well as to disclose notes to the financial statements.

c.3.1) Critical estimates

The critical estimates and assumptions that have the most significant impact on the accounting balances of certain assets, liabilities, revenues, and expenses, and on the disclosures in the notes to the financial statements, are described below:

i.	Assessment of the fair value of certain financial instruments

Financial instruments are initially recognized at fair value, and those not measured at fair value through profit or loss are adjusted for transaction costs.

Financial assets and liabilities are subsequently measured at the end of each period using valuation techniques. This calculation is predicated on assumptions that take into account Management’s judgment based on information and prevailing market conditions on the balance sheet date.

Banco Santander classifies fair value measurements using the fair value hierarchy that reflects the model employed in the measurement process, segregating financial instruments into Level I, II, or III.

Notes 2.e and 46.c.8 detail the accounting treatment and sensitivity analysis pertaining to Financial Instruments, respectively.

ii.	Provisions for losses on credits due to impairment

The carrying value of non-recoverable financial assets is adjusted by recording a provision for loss under “Losses on financial assets (Net) – Financial Assets Measured at Amortized Cost” in the consolidated income statement. Reversals of previously recognized losses are recorded in the consolidated income statement in the period when the impairment decreases, provided there is an objectively verifiable recovery event.

When measuring the impairment loss on individually assessed loans, the Bank takes into account a range of factors related to the counterparty's condition, such as their economic and financial situation, indebtedness level, income-generating capacity, cash flow, management, corporate governance, and quality of internal controls, payment history, industry experience, contingencies, and credit limits, as well as asset characteristics, such as their nature and purpose, type, liquidity level sufficiency, and guarantees of total credit value, and also drawing on historical impairment experience and other circumstances known at the time of assessment.

Consolidated Financial Statements | December 31, 2025 |F - 24

*Values expressed in thousands, except when indicated

To measure the impairment loss on loans assessed collectively for impairment, the Bank segregates financial assets into groups considering their credit risk characteristics and similarities, that is, according to the segment, type of assets, collateral, and other factors associated with historical impairment experience and other circumstances known at the time of assessment.

Notes 2.h and 46.b.2 detail the accounting treatment and credit risk assessment methods, respectively.

iii.	Provisions, contingent assets and liabilities

Provisions for legal and administrative proceedings are set up when the risk of loss in the legal or administrative action is assessed as probable and the amounts involved can be measured with sufficient certainty, based on their nature.

Explanatory note 2.q presents information and any significant changes to the provisions and contingent assets and liabilities of the Bank between December 31, 2025 and December 31, 2024.

c.4) Change of business Strategy

In the first quarter of 2025, Banco Santander changed the way it manages part of its portfolio of pre-and post-fixed government securities, financial instruments that are part of its portfolio called ALCO (assets and liability management). The new strategy is based on a long-term investment profile, aiming to ensure greater financial stability, avoiding volatility in the Bank's equity (including for prudential purposes).

Management adopted the Amortized Cost (AC) accounting classification for part of the ALCO portfolio, which better reflects the objective of the business model strategy, see note 6.

Consolidated Financial Statements | December 31, 2025 |F - 25

*Values expressed in thousands, except when indicated

2.	Accounting policies and determination criteria

The accounting policies and calculation criteria used in preparing the consolidated financial statements were as follows:

a) Functional and presentation currency

Banco Santander's consolidated financial statements are presented in Reais, the functional currency of the entities and the presentation currency of these statements.

For each subsidiary, foreign entity and investment in an unconsolidated company, Banco Santander has defined the functional currency. The assets and liabilities of these entities are translated as follows:

- assets and liabilities are translated at the exchange rate on the balance sheet date.

- revenues and expenses are translated at the average monthly exchange rate.

- translation gains and losses on net investment are recorded in the statement of comprehensive income, under the "exchange rate variation on investees located abroad" line.

b) Basis for consolidation

i. Subsidiaries

The term "Subsidiaries" refers to entities that are under the Bank's control. This control is based on the Bank's: i) power over the invested entity; ii) exposure or entitlement to variable returns deriving from its relationship with the invested entity, and iii) ability to use its power to influence the level of returns, as established by legal, statutory, or contractual provisions.

Subsidiary consolidation takes place when the Bank secures control over the subsidiary and ends upon the loss of control. Notably, the income and expenses of a subsidiary that is either acquired or divested during the fiscal year are incorporated in the income statement and Other Comprehensive Income from the date on which the Bank acquires control to the point when it no longer exercises control over the subsidiary.

The result and each component of Other Comprehensive Income are attributed to the controllers of the Bank and to the non-controlling interests even if the effect is assigned to the non-controlling interests. The total comprehensive income of the subsidiaries is attributed to the owners of the Bank and to the non-controlling interests, even if this results in a negative balance for the non-controlling interests. All transactions, balances, income, and expenses between the companies of the Santander Conglomerate are fully eliminated in the consolidated financial statements.

Any changes to Santander Conglomerate's stakes in controlled entities that do not result in a loss of control over the subsidiaries are recorded as equity transactions. The difference between the value at which the non-controlling interests are adjusted and the fair value of the considerations paid or received is recorded directly in equity and attributed to the owners of the Company.

When the Bank loses control of a subsidiary, the gain or loss is recognized in the income statement and is determined by the difference between: (i) the sum of the fair value of the considerations received and the fair value of the residual interest; and (ii) the previous balance of the subsidiary's assets (including goodwill) and liabilities, and non-controlling interests, if any. All values previously recognized in "Other Comprehensive Income" related to the subsidiary are accounted for as if the Bank had directly disposed of the corresponding assets or liabilities of the subsidiary (i.e., reclassified to profit or loss or transferred to another shareholders' equity account, as required or permitted by the applicable IFRSs). The fair value of any investment held in the former subsidiary at the date of loss of control is considered as the fair value upon initial recognition for subsequent accounting under IFRS 9 Financial Instruments or, where applicable, the cost upon initial recognition of an investment in an associate or joint venture.

Consolidated Financial Statements | December 31, 2025 |F - 26

*Values expressed in thousands, except when indicated

ii. Interests in joint ventures (entities under joint control) and associates

Joint ventures are equity interests in entities that are not subsidiaries, yet are jointly controlled by two or more unrelated entities. This joint control is manifested in contractual arrangements in which two or more entities ("venturers") acquire interests in entities ("jointly controlled entities") or own operations or hold assets, such that the strategic financial and operational decisions affecting the joint venture are contingent upon the unanimous decision of the venturers.

Associates are those entities over which the Bank has the ability to exert significant influence (significant influence is the power to partake in the decision-making regarding the financial and operational policies of the invested entity) but lacks control or joint control.

In the consolidated financial statements, the interests in jointly-controlled entities and investments in associates are accounted for using the equity method, that is, the Bank's share in the net assets of the invested entity, taking into account dividends received from the eliminations of capital and other derivatives. Pertinent details regarding the entities accounted for using the equity method by the Bank are disclosed in note 11.

iii. Mergers, acquisitions, and company disposals

A business combination refers to the amalgamation of two or more separate entities or economic units into a single entity or a group of entities, accounted for in accordance with IFRS 3 – “Business Combinations”.

Business combinations are carried out in such a way that the Bank gains control of an entity and are accounted for as follows:

•	The Bank calculates the cost of the business combination, defined as the fair value of the assets offered, the liabilities incurred, and the equity instruments issued, if applicable.
•	The fair values of the assets, liabilities, and contingent liabilities of the acquired entity or business, including intangible assets not recognized by the acquired entity, are estimated on the acquisition date and recognized in the consolidated balance sheet.
•	The surplus of the acquisition cost over the fair value of the identifiable net asset acquired is recognized as goodwill (note 13). The surplus of the fair value of the identifiable net assets over the acquisition costs is regarded as an advantageous purchase and is recognized in the income statement on the acquisition date.

Note 3 outlines the most significant transactions that took place in 2025 and 2024.

iv. Investment Funds

This encompasses the Investment Funds in which the Bank and its subsidiaries hold a substantial stake or the entirety of their shares, and over which the Bank and its subsidiaries are exposed, or have the right to variable returns and have the ability to influence these returns through decision-making power, in accordance with IFRS 10 – Consolidated Financial Statements, and are therefore consolidated in these Consolidated Financial Statements.

c) Definitions and classification of financial instruments

i. Definitions

“Financial instrument” is defined as any agreement that creates a financial asset in one entity and concurrently a financial liability or equity interest in a different entity.

“Equity instruments” are any contracts representing a residual equity interest in the assets of the issuing entity after all its liabilities have been deducted.

Consolidated Financial Statements | December 31, 2025 |F - 27

*Values expressed in thousands, except when indicated

"Derivative" is a financial instrument whose value changes in response to fluctuations in an observable market variable (such as interest rates, currency exchange rates, financial instrument prices, market indices, or credit ratings), where the initial investment is considerably lower relative to other financial instruments that react comparably to shifts in market factors, and is typically settled at a future date.

"Hybrid financial instruments" are agreements that simultaneously encompass a non-derivative main contract and a derivative, termed an embedded derivative, which is non-transferable on its own and has the effect of causing part of the cash flows from the hybrid contract to fluctuate in a manner similar to that of a standalone derivative.

The following transactions are not treated for accounting purposes as financial instruments:

• Investments in subsidiaries, jointly-controlled entities, and associates (notes 3 and 11).

• Rights and obligations arising from employee benefit plans (note 21).

ii. Classification of financial assets for measurement purposes

Financial assets are initially classified into various categories for management and measurement purposes, except when it is mandatory to report them as "Non-current assets held for sale," or in cases pertaining to "Cash and cash equivalents," "Derivatives used as hedging instruments," and "Investments in associates," all of which are accounted for separately.

Financial assets are, for measurement purposes, included in one of the following categories:

• Financial assets measured at fair value through profit or loss: this category includes financial assets acquired with the intention of generating short-term profit from their price fluctuations and financial derivatives not classified as hedging instruments, where the Bank's primary business model is to engage in frequent trading, financial assets that did not meet the criteria established in the SPPI Test (principal and interest payments only) and financial assets for which the Fair Value Option was made at the time of initial designation.

• Financial assets measured at fair value in Other Comprehensive Income: are financial assets that meet the SPPI criteria, the objective of which is to maintain the assets to receive contractual cash flows and also for sale.

Results arising from changes in fair value are recognized in the market value adjustment item in equity, with the exception of losses due to impairment, which are recognized in profit or loss. When a financial asset is disposed of or shows signs of a decline in fair value due to non-recovery, the result previously accumulated in the fair value adjustment account in equity is reclassified to profit or loss.

• Financial assets measured at amortized cost: this category includes financing granted to third parties, based on their nature, regardless of the type of borrower and the form of financing, including financial leasing transactions in which the entities included in the consolidation act as lessors. The entities included in the consolidation generally have a business model of holding the loans and credits they grant until their final maturity, which are therefore presented in the consolidated balance sheet at amortized cost (which includes the necessary adjustments to reflect estimated impairment losses).

iii. Classification of financial assets for presentation purposes

Financial assets are classified by nature under the following line items of the consolidated balance sheet:

•	“Cash and Cash Equivalents” and “Compulsory deposits with the Brazilian Central Bank”: cash balances and demand deposit credit balances with Brazil’s Central Bank (“Bacen”).
•	"Financial assets measured at amortized cost": this includes loans granted by the Bank, as well as financial leasing credits and other outstanding balances of financial nature owed to the Bank, such as checks drawn on financial institutions, credit balances with clearing houses and settlement agencies for stock exchange and organized market transactions, bonuses paid in cash, capital calls, fees and commissions receivables for financial guarantees, and outstanding balances resulting from transactions not originated through banking operations and services, such as rent collections and similar items.
•	“Loans and other receivables from credit institutions”: credits of any kind in the name of financial institutions.
•	“Loans and advances to customers”: this includes outstanding balances of all other credits and loans granted by the Bank, including transactions conducted in the open market through centralized counterparties.

Consolidated Financial Statements | December 31, 2025 |F - 28

*Values expressed in thousands, except when indicated

•	“Debt instruments”: bonds and other securities that constitute a debt obligation for the issuer, yield interest, and are issued in either physical or book-entry form.
•	"Equity instruments": financial instruments issued by other entities, such as shares, which are of an equity nature for the issuer, excluding investments in subsidiaries, jointly-controlled entities, or associates.
•	“Derivatives”: this includes the fair value in favor of the Bank from derivatives that are not categorized as hedging instruments.
•	“Derivatives used as hedging instruments”: this includes the fair value in favor of the Bank from derivatives assigned as hedging instruments.
•	“Investments in associates and joint ventures”: this includes investments in jointly-controlled entities or associates.

iv. Classification of financial liabilities for measurement purposes

Financial liabilities are classified, for measurement purposes, into one of the following categories:

• Financial Liabilities Measured at Fair Value through Profit or Loss: this category includes financial liabilities issued to generate short-term profit from their price fluctuations, financial derivatives not considered as hedge accounting, and financial liabilities arising from the direct sale of financial assets acquired under repurchase agreements or borrowed ("Short positions").

• Other financial liabilities at fair value through profit or loss: financial liabilities are included in this category when more relevant information is obtained, either by eliminating or significantly reducing recognition or measurement inconsistencies (“accounting differences”) arising from the measurement of assets or liabilities or from the recognition of gains or losses on them on different bases, or because there is a group of financial liabilities or financial assets and liabilities that is managed and whose performance is assessed based on fair value, in accordance with a documented risk management or investment strategy, and information about the Bank is provided to the Bank's key management professionals on the same basis.

• Financial liability at amortized cost: financial liabilities, regardless of their form and maturity, not included in any of the previous categories and arising from financing activities undertaken by financial institutions.

v. Classification of financial liabilities for presentation purposes

Financial liabilities are classified by nature under the following line items in the consolidated balance sheet:

• “Deposits from credit institutions”: deposits of any kind, including liabilities from loans and on-lending as well as funding raised in the open market, received from credit institutions.

• “Customer deposits”: this includes deposits of any kind such as demand, savings, and time deposits, as well as open market transactions, received from customers.

• “Liabilities arising from securities”: this includes the value of bonds and other debt represented by tradable securities, except for subordinated liabilities.

• “Derivatives”: this includes the negative fair value balance of the Bank’s derivatives that are not part of hedge accounting.

• “Short positions”: this includes the value of financial liabilities arising from the direct sale of financial assets acquired under repurchase agreements or borrowed.

• "Capital-eligible debt instruments": the value of financing received which, in terms of payment priority, rank below ordinary debt. This category also encompasses financial instruments issued by the Bank which, despite being shares for legal purposes, do not satisfy the criteria to be categorized as equity.

• "Other financial liabilities": this includes the value of payment obligations characterized as financial liabilities not accounted for under other line items and liabilities subject to financial guarantee agreements, excluding those classified as questionable settlement.

• “Derivatives used as hedging instruments”: this includes the fair value of the Bank’s liabilities from derivatives assigned as hedging instruments.

• “Equity instruments”: financial instruments issued by other entities, such as shares, which are equity instruments for the issuer, except investments in subsidiaries, jointly controlled entities or associates.

Consolidated Financial Statements | December 31, 2025 |F - 29

*Values expressed in thousands, except when indicated

d) Funding, issuances, and other liabilities

Funding instruments are initially recorded at their fair value, which is essentially regarded as the transaction price. They are subsequently measured at amortized cost (on an accrual basis) with its inherent expenses recognized as a financial cost.

Within the initial liability recognition criteria, attention should be given to composite instruments, which are classified as such because they comprise both a debt instrument (liability) and an embedded shareholders' equity component (derivative).

The registration of a composite instrument involves the combination of (i) a main instrument, which is recognized as a genuine liability of the entity (debt), and (ii) an equity component (derivative convertible into ordinary shares).

The issuance of "Notes" must be recorded in a specific liability account and adjusted based on the contracted rates, and recalibrated due to the impact of exchange rate variation, when issued in a foreign currency. All remunerations related to these instruments, such as interest and currency fluctuations (difference between the functional currency and the currency in which the instrument was denominated), must be recognized as expenses for the period, in accordance with the accrual basis of accounting.

Pertinent information regarding the issuance of these capital-eligible debt instruments is described in note 19.

e) Measurement of financial assets and liabilities and recognition of fair value changes

In general, financial assets and liabilities are initially recognized at fair value, which is deemed equivalent, until proven otherwise, to the transaction price. Financial instruments not measured at fair value through profit or loss are adjusted for transaction costs. Financial assets and liabilities are subsequently measured at the end of each period as follows:

i. Measurement of financial assets

Financial assets are measured at fair value, without deduction for estimated transaction costs that might be incurred upon their disposal, except for financial assets measured at amortized cost, equity instruments whose fair value cannot be determined in a sufficiently objective manner, and financial derivatives that have equity instruments of this kind as their underlying and are settled by delivering such instruments.

The “fair value” of a financial instrument on a given date is the price that would be received from the sale of an asset or would be paid for the transfer of a liability in a voluntary exchange among market participants on the measurement date. The most objective and common benchmark for the fair value of a financial instrument is the price that would be paid for it in an active, transparent, and significant market (“quoted price” or “market price”).

In the absence of a market price for a particular financial instrument, its fair value is estimated based on the valuation techniques commonly adopted by the international financial community, taking into account the specific characteristics of the instrument to be measured and, most importantly, the various types of risks associated with it.

All derivatives are recognized on the balance sheet at fair value from the transaction date. When the fair value is positive, they are recognized as assets; when negative, as liabilities. Changes in the fair value of derivatives since the transaction date are recognized in the "Gains (losses) on financial assets and liabilities" line item of the consolidated income statement. Specifically, the fair value of standard financial derivatives included in the portfolios of financial assets or liabilities measured at fair value through profit or loss is deemed equivalent to their daily quoted price; if, under exceptional circumstances, should it be unfeasible to ascertain the quoted price on a specific date, these derivatives are measured using methods similar to those employed for valuing derivatives traded in the over-the-counter market.

The fair value of over-the-counter traded derivatives is deemed to be the aggregate of the instrument's future cash flows, discounted to their present value on the measurement date (referred to as "present value" or "theoretical close"), employing commonly used financial market valuation techniques such as Net Present Value (NPV), option pricing models, and other methods.

"Financial assets measured at amortized cost" are measured at amortized cost utilizing the effective interest method. The "amortized cost" is the acquisition cost of a financial asset or liability, either increased or decreased, as applicable, by the principal repayments and cumulative amortization (included in the income statement) of the difference between the initial cost and the maturity value. In the case of financial assets, the amortized cost also includes any reductions for impairment or inability to collect. For financial assets measured at amortized cost that are subject to fair value hedging, the fair value changes of these assets associated with the hedged risk(s) are recognized in the income statement.

The effective interest rate is the rate that exactly discounts estimated future cash flows over the expected life of the financial instrument to the initial gross carrying amount. The effective interest rate includes transaction costs, premiums, discounts and other fees or points that are an integral part of the instrument’s effective yield.

Consolidated Financial Statements | December 31, 2025 |F - 30

*Values expressed in thousands, except when indicated

The effective interest method applies to financial assets measured at amortised cost and to debt instruments measured at fair value through other comprehensive income (FVOCI).

Equity instruments are measured at fair value, with changes recognised either in profit or loss or in other comprehensive income, depending on the election made at initial recognition in accordance with IFRS 9.

The values at which financial assets are recognized correspond, in all material respects, to the Bank's maximum credit risk exposure as of the date of each financial statement. Furthermore, the Bank has secured guarantees and additional credit support to mitigate its exposure to credit risk, predominantly comprising mortgages, cash collateral, equity instruments, sureties, assets leased under leasing and rental agreements, assets acquired under repurchase agreements, securities lending, and derivatives.

ii. Measurement of financial liabilities

In general, financial liabilities are measured at amortized cost, as previously defined, except for those included under the line items "Financial liabilities measured at fair value through profit or loss" and "Other financial liabilities measured at fair value through profit or loss," as well as financial liabilities designated as hedging instruments, which are measured at fair value.

iii. Recognition of fair value changes

As a general rule, changes in the book value of financial assets and liabilities are recognized in the consolidated income statement. These are distinguished between those arising from the interest provisioning and similar gains - recognized under the line item "Interest and Similar Income" or "Interest and Similar Expenses," as applicable - and those derived from other factors, recognized at their net value under the line item "Gains (Losses) on Financial Assets and Liabilities (Net).

Adjustments due to fair value changes related to financial assets measured at fair value through Other Comprehensive Income are temporarily recognized in equity under the line item "Other Comprehensive Income." Items debited or credited to this account remain in the Bank's consolidated shareholders' equity until the respective assets are written off, at which point they are debited to the consolidated income statement.

iv. Hedging transactions

Hedge accounting aims to represent in the financial statements the effects of an entity's risk management activities that use financial instruments to manage exposures arising from specific risks that could affect the period's results or other comprehensive income.

For a hedge relationship to meet the requirements set out in IFRS 9, the following conditions must be met:

•	Instruments that can be designated as hedging instruments are all derivative financial instruments or non-derivative financial instruments measured at fair value through profit or loss, or a combination of both. In the case of foreign exchange risk hedges, any type of non-derivative financial instrument may also be designated, regardless of its measurement criterion;
•	The elements that can be designated as covered items are all those that consist of recognized assets or liabilities, commitments, highly probable anticipated transactions, and net investments abroad;
•	Documentation: At the beginning of the hedging relationship, the designation and formal documentation of the hedging relationship must be carried out, which must include the entity's risk management strategy and objective, the identification of the hedging instrument and the hedged item, the nature of the hedged risk, the methodology for measuring effectiveness, which includes the analysis of sources of ineffectiveness and the hedging ratio.

The main sources of ineffectiveness, according to the risk covered, are:

•	Interest rate risk: misalignments in time horizons, principal, reset and payment dates, time value of options, as well as changes to the hedged item or hedging instrument;
•	Currency risk: in addition to the factors mentioned above, the difference between the interest rates of the two currencies, which represents the net cost or benefit of converting cash flows between two currencies with different interest rates;
•	Effectiveness: The hedging relationship must be effective; therefore, there must be an economic relationship between the hedged item and the hedging instrument, credit risk must not exert a dominant effect on the value changes resulting from this economic relationship, and the hedging ratio must be consistent with that actually used by the entity in its risk management.

Santander assesses these effectiveness requirements through:

•	Demonstration of the economic relationship between the hedged item and the hedging instrument through a qualitative test and, if not met, through quantitative tests that compare the market value of the hedged items, corresponding to the hedged risk, with the value of the hedging instruments. Additionally, a prospective quantitative test of the variations in the market values of the hedging instrument and the hedged item is performed;

Consolidated Financial Statements | December 31, 2025 |F - 31

*Values expressed in thousands, except when indicated

•	The calculation of the hedge ratio, which corresponds to the relationship between the quantity of items effectively covered by Santander and the quantity of hedging instruments effectively used;
•	Assessment of the predominance of credit risk, carried out through analysis of the credit risk exposure of the hedged items and hedging instruments.

Hedge accounting structures are classified and recorded according to the type of risk they cover, based on the following criteria:

•	Fair value hedges: these are hedges against exposure to changes in the fair value of the hedged item, attributable to a specific risk;
•	The variations found in both the hedging instruments and the hedged items (in relation to the hedged risk) are recognized directly in the profit or loss;
•	When a fair value hedge is discontinued, adjustments previously recognized in the hedged item are recognized in profit or loss using the effective interest rate method recalculated on the date the hedge relationship is terminated and must be fully amortized by their maturity;
•	In the case of fair value hedges of interest rate risk in a portfolio of financial instruments (macro hedges), gains or losses arising from the measurement of the hedging instruments are recognized directly in the consolidated income statement, while gains or losses arising from changes in the fair value of the hedged amount (attributable to the hedged risk) are recognized in the consolidated income statement, with a corresponding entry in the line items "Changes in the fair value of hedged items" of a portfolio hedged against interest rate risk (asset or liability), as applicable;
•	Cash flow hedges: these are coverages of exposure to variability in cash flows attributable to a specific risk associated with the hedged item;
•	The effective portion of the change in the value of the hedging instrument is recorded, on a temporary basis, in equity, until the cash flow subject to the hedge affects the profit or loss;
•	From that point on, it will be recognized in the consolidated income statement during the same period as the covered item, unless it is included in the cost of the non-financial asset or liability, or if the anticipated transactions are recognized as non-financial assets or liabilities;
•	When a cash flow hedge is discontinued, the accumulated result of the hedging instrument recognized in equity (while the hedge was effective) will continue to be recognized in that item until the hedged transaction occurs, at which point it will be recognized in profit or loss, unless it is anticipated that the transaction will not occur, in which case it will be recognized immediately in profit or loss;
•	To measure ineffectiveness, Santander compares the valuation of the hedging instrument with the valuation of the hedged item based on the hedged risk, using different methodologies such as the proxy method or the hypothetical derivative method. The ineffective portion of cash flow hedging relationships is recognized directly in the consolidated income statement, under the heading.

Bank Santander discontinues the accounting of hedge relationships when the hedging instrument expires, is sold, or when the hedge relationship becomes ineffective because it is no longer aligned with the risk management objective. In this case, the derivative is then considered a trading derivative.

If a hedging relationship ceases to meet the effectiveness requirements, but the risk management objective remains, Santander will assess the rebalancing or adjustment of the coverage level to once again meet the effectiveness requirements, without needing to discontinue the hedging relationship.

A hedging instrument is generally designated in its entirety, since the factors that contribute to its fair value are interdependent. However, IFRS 9 allows excluding certain parts of the fair value of a hedging instrument:

(i) separating the intrinsic value and the time value of an option and designating only the intrinsic value as a hedging instrument, this separation being mandatory if the intrinsic value is designated;

(ii) separating the forward element and the spot element of a forward contract and designating only the spot element as a hedging instrument, which will be determined for each hedging relationship; and

(iii) separating the foreign currency basis differential of a currency derivative and excluding it from the designation of the hedging instrument, which will be determined for each hedging relationship.

Separating these components improves the effectiveness of the hedge and allows for alternative accounting treatment for the excluded component, which consists of recognizing the changes in value in other comprehensive income, and recognizing this component in profit or loss according to the nature of the hedged item, either over a period of time or at the time the hedge transaction occurs.

In addition, if the entity manages the credit risk of all or part of a financial instrument through the use of credit derivatives, there is the option of designating a credit exposure at fair value in profit or loss, provided that this derivative matches the name and degree of subordination of the financial instrument to be hedged. This designation may be made at the initial recognition of the designated financial instrument or subsequently, and must be duly documented. From its designation, the changes in fair value (for all its risks, and not exclusively for credit risk) will be recognized in the consolidated income statement.

f) Write-off of financial assets and liabilities

Financial Asset Write-Off

The Bank writes off a financial asset when the contractual rights to the cash flows from the asset expire or when it transfers the rights to receive the contractual cash flows in a transaction in which substantially all risks and rewards associated with the financial asset's ownership are transferred, or in which the Bank neither transfers nor retains substantially all the risks and rewards of the financial asset's ownership and does not maintain control over the financial asset.

On derecognition of a financial asset, the difference between the carrying amount of the asset (or carrying amount allocated to the portion of the asset derecognized) and the sum of (i) the consideration received (including any new asset obtained, less any new liability assumed) and (ii) any accumulated gains or losses recognized in “Other Comprehensive Income” is recorded in profit or loss.

Any gains/losses accumulated and recognized in "Other Comprehensive Income" related to equity instruments measured at fair value through Other Comprehensive Income are not recorded in the profit and loss statement upon the disposal of these securities.

The Bank engages in transactions in which it transfers assets recognized on its balance sheet, but retains all or substantially all the risks and rewards of the transferred assets or a portion thereof. In these cases, the transferred assets are not written off. Examples of such transactions include the assignment of loan portfolios with joint liability. In transactions where the Bank neither retains nor substantially transfers all the risks and rewards of ownership of a financial asset and retains control of the asset, the Bank continues to recognize the asset based on the degree of its ongoing engagement, determined by the extent to which it is exposed to changes in the value of the transferred asset.

Consolidated Financial Statements | December 31, 2025 |F - 32

*Values expressed in thousands, except when indicated

Financial asset write-off due to credit assignment

The accounting treatment for the transfer of financial assets depends on the extent to which the risks and rewards associated with the transferred assets have been transferred to third parties:

If the Bank transfers substantially all the risks and rewards to third parties, execute an unconditional sale of financial assets, engage in the sale of financial assets under an agreement stipulating their repurchase at fair value on the repurchase date, conduct the sale of financial assets with a call option purchase or a put option sale that is significantly out of the money, or securitization of assets in which the transferor does not retain a subordinated debt or provide credit enhancement to the new holders, and other similar cases, the transferred financial asset is written off, and any rights or obligations retained or created in the transfer are recognized simultaneously.

If the Bank retains substantially all the risks and rewards associated with the transferred financial asset, such as financial asset sales under an agreement stipulating their repurchase at a fixed price or at the sale price plus interest, a securities lending agreement in which the borrower pledges to return the same assets or similar assets, and other similar situations, the transferred financial asset is not written off and continues to be measured using the same criteria as before the transfer. However, the following items are recognized:

A corresponding financial liability, for an amount equal to the consideration received; this liability is thereafter measured at amortized cost.

The revenue from the transferred financial asset not written down and any expense incurred with the new financial liability.

If the Bank does not transfer or substantially retain all the risks and rewards associated with the transferred financial asset - such as the sale of financial assets with a purchased call option or a written put option that is not significantly out of the money, securitization of assets in which the assignor retains a subordinated debt or another type of credit enhancement related to a portion of the transferred asset, and other similar scenarios - a distinction is then drawn as follows:

If the assignor does not retain control of the transferred financial asset, the asset is written off, and any rights or obligations retained or created in the transfer are recognized.

If the assignor retains control, it continues to recognize the transferred financial asset at a value equivalent to its exposure to value fluctuations and recognizes a financial liability associated with the transferred financial asset. The net carrying amount of the transferred asset and the corresponding liability is the amortized cost of the retained rights and obligations if the transferred asset is measured at amortized cost, or the fair value of the retained rights and obligations if the transferred asset is measured at fair value.

Financial Liabilities Write-Off

The Bank writes off a financial liability when its contractual obligations are extinguished, annulled, or reach their maturity.

g) Offsetting of assets and liabilities

Financial assets and liabilities are offset, that is, recorded in the balance sheet at their net value, only if the Bank and its subsidiaries currently have a legally enforceable right to offset the recognized amounts and intend to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Offsetting and Settlement Agreements for Obligations – IFRS 07 – Derivative Instruments (Disclosure) - Banco Santander has netting and settlement agreements for obligations within the National Financial System ("SFN"), signed with both natural and legal persons, whether part of the SFN or not, resulting in increased financial settlement assurance with the parties that have such agreements. These agreements stipulate that, in the event of counterparty default, the payment obligations to Banco Santander arising from credit and derivative transactions will be offset by Banco Santander's payment obligations to the counterparty.

The table below provides details of the financial assets and liabilities subject to offsetting as of December 31, 2025 and 2024:

Thousand of Reais			2025

Assets:	Financial assets, gross	Financial assets offset in the balance sheet	Financial assets, net
Derivatives	70,667,950	(4,860,252)	65,807,698

Liabilities:	Financial liabilities, gross	Financial liabilities offset in the balance sheet	Financial liabilities, net
Derivatives	64,872,243	(4,860,252)	60,011,991

Thousand of Reais			2024

Assets:	Financial assets, gross	Financial assets offset in the balance sheet	Financial assets, net
Derivatives	42,380,547	(2,174,248)	40,206,299

Liabilities:	Financial liabilities, gross	Financial liabilities offset in the balance sheet	Financial liabilities, net
Derivatives	41,584,522	(2,174,248)	39,410,274

Consolidated Financial Statements | December 31, 2025 |F - 33

*Values expressed in thousands, except when indicated

h) Non-recoverable financial assessment of financial assets

i. Definition

A financial asset is deemed non-recoverable when objective evidence exists of events that:

• Cause an adverse impact on estimated future cash flows at the date of the transaction, in the case of debt instruments (loans and debt securities).

• Indicate that their book value cannot be fully recovered, in the case of equity instruments.

• Arise from the breach of loan agreement clauses or terms, and

• In the event of bankruptcy proceedings.

As a general rule, whenever the aforementioned events are observed, the carrying amount of non-recoverable financial assets is adjusted by recording a provision for loss as a debit to the expense under "Impairment losses on financial assets (net)" in the consolidated income statement. The reversal of previously recorded losses is recognized in the consolidated income statement in the period in which the impairment decreases and can be objectively associated with a recovery event.

ii. Debt instruments recorded at amortized cost

The value of a loss for the determination of the recoverable amount of a debt instrument measured at amortized cost is equal to the difference between its carrying amount and the present value of its projected future cash flows (excluding future credit losses not yet incurred), discounted at the financial asset's original effective interest rate (i.e., the effective interest rate calculated at initial recognition), presented as a reduction in the asset's balance and recognized in the income statement.

When projecting future cash flows for debt instruments, the following factors are taken into consideration:

• All values expected to be obtained over the residual life of the instrument, including, where applicable, the guarantees provided. The loss due to non-recovery further considers the likelihood of collecting provisioned interest receivables;

• The various types of risks to which each instrument is subject; and

• The circumstances under which collections are expected to be executed.

These cash flows are then discounted at the effective interest rate of the transaction.

Consolidated Financial Statements | December 31, 2025 |F - 34

*Values expressed in thousands, except when indicated

Specifically regarding the adjustment in the recoverable amount resulting from the materialization of the insolvency risk of counterparties (credit risk), a debt instrument is deemed non-recoverable due to insolvency when there is evidence of a deterioration in the counterparty's payment capacity, whether due to being overdue or for other reasons.

The Bank, through its risk management division, implements policies, methods, and procedures to mitigate its exposure to credit risk arising from insolvency attributable to counterparties.

These policies, methods, and procedures are applied in the issuance, examination, and documentation of debt instruments, contingent liabilities, and other commitments, in the identification of recoverable value, and in the calculation of the amounts needed to cover the respective credit risk.

The procedures applied in the identification, measurement, control, and mitigation of credit risk exposure are based on an individual level or grouped by similarity.

• Customers under individualized management: Wholesale clients, financial institutions, and certain companies. Risk management is performed through an analysis enhanced by decision-support tools that rely on internal risk assessment models.

• Customers under standardized management: this category includes individuals and entities not classified as individualized customers. The approach to risk management employs automated models for decision-making and assessing internal risk. These models are supplemented by specialized analyst teams in instances where the model's comprehensiveness or accuracy falls short. Loans associated with standardized customers are generally classified as non-recoverable when there is a historical record of losses and are overdue by more than 90 days.

With regard to the provision for credit risk impairment losses, the Bank assesses all loans. Loans are either assessed individually for impairment or assessed collectively for impairment. Loans recorded at amortized cost that are not assessed individually for impairment are assessed collectively for impairment and are grouped together considering similarity of risk. Loans assessed individually for impairment are not included in balances assessed collectively for impairment.

In assessing impairment losses on loans on an individual basis, the Bank takes into account the borrower's conditions, including their economic and financial status, level of indebtedness, capacity for income generation, cash flow, management, corporate governance, and the quality of internal controls, payment history, industry experience, contingencies, and credit limits, as well as other relevant characteristics pertaining to assets, including their nature and purpose, type, adequacy, and liquidity level guarantees, as well as the total credit value, and also based on historical experiences of impairment losses and other known circumstances at the time of assessment.

To calculate the impairment loss on loans collectively assessed for impairment, the Bank categorizes financial assets into groups based on their credit risk characteristics and similarities. This classification considers various factors, including the segment, type of assets, collateral, and other elements associated with the historical experience of impairment losses and other known circumstances at the time of assessment.

In certain instances, the observable data required to estimate the loss amount due to an impairment of a financial asset may be limited or may no longer be entirely relevant to the current circumstances.

In these instances, the entity employs its judgment-based experience to estimate the value of any impairment losses. Similarly, the entity utilizes its judgment-based experience to adjust the observable data for a group of financial assets to accurately reflect the current circumstances.

The impairment loss is calculated using statistical models that consider the following factors:

• Exposure at Default (EAD) - this is the amount of risk exposure on the date the borrower defaults. The duration of the default is incorporated into the calculation of the "Probability of Default" (PD).

• The EAD is based on the gross carrying amount at the reporting date and, where applicable, adjusted to reflect the expected exposure at the time of default in accordance with IFRS 9.

• Probability of Default (PD) - this is the likelihood that the borrower will not meet their obligations for principal and/or interest payments.

The Probability of Default is determined using a one-year time horizon for transactions classified under stage 1, as well as over the lifetime of the asset (stages 2 and 3); that is, it quantifies the probability of the borrower defaulting. A loan is considered to be in default if either the principal or interest is overdue by ninety days or more, or if the loan is outstanding and there are significant doubts regarding the counterparty's solvency (subjective doubtful assets).

Consolidated Financial Statements | December 31, 2025 |F - 35

*Values expressed in thousands, except when indicated

• Loss Given Default (LGD) - this refers to the loss incurred upon default.

The LGD calculation is based on the net write-offs of non-performing loans, factoring in the collateral associated with the loans, the income and expenses related to the recovery process, and the point in time when the default occurs.

• Loss Identification Period (LIP) - this refers to the interval between the occurrence of a loss event and the identification of evidence substantiating that loss. In other words, it delineates the time span from when a credit loss event occurs to when such loss is conclusively confirmed.

Furthermore, before writing off non-performing loans (which is done only after the Bank has exhausted all recovery efforts), a full provision is made for the remaining outstanding amount of the loan so that the loan loss provision fully covers the losses. Accordingly, the Bank understands that its loan loss provision methodology was developed to match its risk metrics and capture loans that could potentially show impairment.

iii. Debt instruments or equity instruments classified as financial assets measured at fair value through Other Comprehensive Income

The difference between the amortized cost and the fair value of debt instruments or equity instruments classified as financial assets measured at fair value through Other Comprehensive Income is recognized in equity, under the identically titled line item.

When there is objective evidence indicating that the previously mentioned differences are attributable to an impairment loss recognized due to a decline in fair value from non-recovery, these are no longer recognized in equity and are reclassified to the consolidated statement of profit or loss at the cumulative amount as of that date. Losses deemed permanent on an investment in equity instruments are not reversed in subsequent periods.

i) Repurchase agreements

Purchases (sales) of financial assets under a non-optional repurchase (repo) agreement at a fixed price are recognized in the consolidated balance sheet as investments (funding) in repurchase agreements, depending on the nature of the debtor (creditor), classified under the line items "Cash and Cash Equivalents and compulsory deposits with the Brazilian Central Bank," "Loans and other receivables from credit institutions," or "Loans and advances to customers", (“Deposits from credit institutions” or “Customer deposits”).

Differences between purchase and sale prices are recognized as interest income over the contract period.

j) Lease Accounting – IFRS 16

I. Lease Identification

Upon adopting IFRS 16, the Bank recognizes lease liabilities in accordance with the principles of IFRS 16 - Leases.

The following exemptions from recognition are also being applied:

• Accounting for leases with a remaining lease term of less than 12 months as short-term leases;

• The accounting for leases of low-value underlying assets.

The Bank enters into leases for properties and equipment. Predominantly, the assets covered by these lease agreements are real estate properties associated with the branches.

Banco Santander does not hold any right-of-use assets that fall under the definition of investment properties.

II. Lease term

Lease agreements are formalized, analyzed, and renegotiated on an individual basis, encompassing a broad range of distinct terms and conditions. The Bank assesses the lease term, as well as its intention to continue occupying the properties. Consequently, lease term estimates may vary in accordance with contractual conditions, considering extension options and legal provisions.

Consolidated Financial Statements | December 31, 2025 |F - 36

*Values expressed in thousands, except when indicated

The Bank considers that penalties for early termination of contracts charged before the maturity date do not represent a significant component.

Lease agreements do not contain restrictive clauses, but leased assets cannot be used as collateral for loans.

III. Initial Measurement

Upon initial recording, leases are recognized as a right-of-use asset and a corresponding liability on the date the leased asset becomes available for use by the Group.

The right-of-use asset to be recognized is measured at its cost, counterbalanced by the lease liability, which represents the present value of the lease payments not yet made as of the date. Lease payments are discounted using the lessee's incremental borrowing rate. There are no onerous contracts that required an adjustment to the right-of-use assets to be recognized at the date of initial adoption.

The right-of-use assets are measured at amortized cost as per the following:

• The initial measurement value of the lease liability;

• Any lease payment made on or before the start date, net of any incentives received;

• Any initial costs directly attributable; and

• Restoration costs, if the criteria of IAS 37 are fulfilled for the recognition of Provisions, Contingent Liabilities, and Contingent Assets.

The Santander Group adopts as the incremental borrowing rate the interest rate it would incur to borrow the necessary funds to obtain an asset of similar value to the leased asset, under equivalent terms, collateral, and economic conditions. This rate is represented within Santander Brasil by the funding cost curve of a free asset, applied on an individual basis to each lease agreement in accordance with the projected lease term estimates.

Lease liabilities include the net present value of the following lease payments:

• Fixed payments net of any incentive;

• Variable payments based on a rate or index;

• Payments expected to be made by the lessee, based on the residual value of guarantees;

• The exercise price of a call option, if the lessee has reasonable assurance about the option's exercise; and

• Penalty payments for lease termination if the lease term reflects the exercise of the option by the lessee.

Lease liabilities are primarily adjusted for inflation (IGP-M), with the estimated projections as of the base date of December 31, 2025 detailed below:

IGP-M forecast
Up to 3 months	1.0%
From 3 to 12 months	4.0%
From 1 year to 3 years	4.0%
From 3 years to 5 years	4.0%
Over 5 years	4.0%

Consolidated Financial Statements | December 31, 2025 |F - 37

*Values expressed in thousands, except when indicated

IV. Subsequent Measurement

After the initial measurement, the values of the assets recorded as right of use are being updated using the cost method, thus any accumulated depreciation is deducted monthly, in accordance with the criteria of IAS 16 - Fixed Assets on asset depreciation right of use and corrected any remeasurement of the lease liability, where applicable.

The lease liability initially recorded is updated monthly by increasing the amount of the liability for the interest portion of each lease agreement and reducing the amount of monthly lease payments and corrected for any lease remeasurement, when applicable.

The lease liability is remeasured, in the event of changes in the lease term or contract value, the amount resulting from the new determination of the lease liability is recorded as a contra entry to the corresponding right-of-use asset.

Use rights are subject to an impairment test.

k) Non-current assets held for sale

Non-current assets held for sale comprise the carrying amount of individual items, or groups of assets designated for disposal, or items that are part of a business unit targeted for disposal ("Discontinued operations"), where the sale in their current condition is highly probable and expected to take place within one year. Real estate or other non-current assets acquired by the consolidated entities in full or partial settlement of their debtors' payment obligations are classified as non-current assets held for sale through auctions, which typically take place within one year.

Non-current assets held for sale are measured at whichever is lower between the fair value minus selling costs and the carrying amount at the date they are classified in this category. These assets are not subject to depreciation.

Impairment losses of an asset or disposal group due to a reduction in their carrying amount to fair value (minus selling costs) are recognized in "Gain/(Loss) on Disposal and Expenses for Non-Current Assets Held for Sale Not Classified as Discontinued Operations" in the consolidated statement of profit or loss. Gains from a non-current asset held for sale, arising from subsequent increases in fair value (minus selling costs), increase its carrying amount and are recognized in the consolidated statement of profit or loss up to the amount equivalent to the previously recognized impairment losses.

I) Residual maturity periods and average interest rates

The analysis of the maturities of the balances of certain items in the consolidated balance sheets at the end of the years 2025 and 2024 is reported in note 43-d.

m) Tangible asset

Tangible asset comprise the value of buildings, land, furniture, vehicles, computer hardware, and other equipment owned by the Bank. This category also includes tangible assets received by the Bank in full or partial settlement of financial assets representing receivables from third parties, which are intended for sustained use, as well as tangible assets acquired under finance leases, which are presented at their acquisition cost, minus their respective accumulated depreciation and any impairment losses (net book value exceeding the recoverable amount).

Depreciation is calculated using the straight-line method, based on the acquisition cost of the assets minus their residual value. Land on which buildings and other structures are situated has an indefinite useful life and, therefore, is not subject to depreciation.

The depreciation expense for tangible assets is recognized in the consolidated statement of income and is calculated primarily by applying the following depreciation rates (based on the average estimated useful life of the various assets):

Annual Rate

Buildings for own use	4%
Furniture	10%
Fixtures	10%
Office and IT equipment	20%
Improvements on third-party properties	4% or until the contract’s expiration date

Consolidated Financial Statements | December 31, 2025 |F - 38

*Values expressed in thousands, except when indicated

At the end of each reporting period, the Bank assesses whether there are any indications that its tangible assets may be subject to impairment, that is, when an asset's carrying amount exceeds its recoverable amount, whether through use or sale.

Once a reduction in the recoverable amount of the tangible asset is identified, it is adjusted to its recoverable amount by recognizing an accounting loss for the reduction in its recoverable amount, recorded under 'Impairment losses on other assets (net).' Furthermore, the depreciation value of said asset is recalculated to adjust the value of the asset's useful life.

In cases where there is evidence or indication of a recovery in the value of a tangible asset, the Bank recognizes the reversal of the impairment loss previously recorded and must adjust future depreciation expenses in line with the asset's remaining useful life. Under no circumstances may the reversal of an impairment loss on an asset increase its carrying amount beyond what it would have been had no impairment loss been recognized in prior periods.

Maintenance and preservation expenses for self-used fixed assets are recognized as expenses in the period in which they are incurred.

n) Intangible assets

Intangible assets are identifiable non-monetary assets (separable from other assets) without physical substance, arising from business combinations or internally developed software, with either a finite or indefinite useful life. Recognition is limited to those assets whose acquisition cost can be reliably measured and for which the consolidated entities deem it probable that future economic benefits will be generated.

Intangible assets are initially recognized at their acquisition or production cost and are subsequently measured net of any accumulated amortization and any impairment losses.

I. Goodwill

In the acquisition of an investment in a subsidiary, any difference between the investment cost and the investor's share in the net fair value of the identifiable assets, liabilities, and contingent liabilities of the invested entity (whether a subsidiary or an associate) is recognized in accordance with IFRS 3, 'Business Combinations'.

Goodwill is recognized only when the amount of the consideration acquired from the investee exceeds the fair value at the date of acquisition, and therefore represents a payment made by the acquirer in anticipation of future economic benefits from assets of the acquired entity that cannot be individually identified and separately recognized.

Annually or whenever there is any indication of loss to recoverable value, goodwill is tested for impairment (recoverability test) and if any loss exists, goodwill is written off and recognized as Losses on other assets (net) - Other intangible assets in the Consolidated Statement of Income.

Adjustments to the net fair value of identifiable assets, liabilities, and contingent liabilities of the invested entity in comparison to their carrying amount are individually allocated to the acquired identifiable assets and the assumed liabilities based on their respective fair values at the acquisition date.

In instances of business combinations executed in stages, the previously held equity interest in the acquired entity is remeasured at its fair value on the acquisition date at which control of said acquired entity is secured.

II. Other intangible assets

This represents an identifiable, non-monetary asset that lacks physical substance. It primarily originates from software development and the acquisition of rights capable of generating economic benefits for the Bank. These assets may possess either a finite or indefinite useful life.

Other intangible assets are classified as having an indefinite useful life when, following a comprehensive analysis of all relevant factors, it is determined that there is no foreseeable limit to the period during which the asset is expected to generate cash inflows for the Bank. In all other instances, these assets are considered to have a finite useful life.

Consolidated Financial Statements | December 31, 2025 |F - 39

*Values expressed in thousands, except when indicated

Intangible assets with an indefinite useful life are not amortized: at the end of each reporting period, the entity reviews the classification as having an indefinite useful life. If this classification is maintained, these assets are subject to annual impairment tests to determine their recoverable amount (IAS36).

Intangible assets with a defined useful life are amortized over their useful life using methods similar to those applied for depreciating tangible assets. The amortization expense is recognized under the line item "Depreciation and Amortization" in the consolidated statement of income.

At the end of each reporting period, the Bank assesses whether there are any indications that intangible asset items may have suffered an impairment, that is, an asset whose carrying amount exceeds its recoverable amount. Should any impairment be identified, the asset is adjusted to its recoverable amount.

The measurement of the recoverable amount of other intangible assets - such as software - is conducted based on their value in use, as well as an analysis of the asset's discontinuation in relation to the Bank's operations.

Software acquisition and development costs are amortized over a maximum period of 5 years.

o) Other assets

This includes advances and accrued income (excluding accrued interest), intangible assets related to acquired customer relationships, any net pension asset recognised in the consolidated balance sheet, and other amounts not classified in specific line items.

The recoverability of intangible assets arising from acquired customer relationships is assessed based on value in use, as it is not possible to reliably determine fair value less costs of disposal due to the absence of an active market or observable parameters to estimate a disposal value.

Value in use is determined based on projected future cash flows attributable to the asset or the relevant cash-generating unit, discounted to present value using reasonable and supportable assumptions. The projections are reviewed quarterly, considering actual performance and updated assumptions. The resulting recoverable amount is compared with the carrying amount to determine whether any impairment loss should be recognised.

p) Insurance contracts

Insurance contracts issued by the Bank are assessed at initial recognition to determine whether they are onerous, in accordance with IFRS 17. A group of insurance contracts is considered onerous if the fulfilment cash flows, including any previously recognised acquisition cash flows, exceed the consideration received, resulting in a net outflow.

When a group is identified as onerous, a loss is recognised in profit or loss, and the contractual service margin for that group is set to zero, with the carrying amount of the liability equal to the fulfilment cash flows.

The Bank chooses to present, in other comprehensive income, the variations resulting from changes in the discount rates applied to the measurement of insurance contract liabilities, as permitted by IFRS 17.

q) Provisions for judicial and administrative proceedings, commitments, and other provisions

Banco Santander and its subsidiaries are engaged in judicial and administrative proceedings related to tax, labor, and civil matters, stemming from the ordinary course of their operations.

Provisions are reassessed at each balance sheet date to reflect the most accurate current estimate and may be fully or partially reversed or reduced when it becomes improbable that resource outflows and related obligations will occur. This includes situations such as the expiration of legal deadlines, the issuance of final judgments in legal proceedings, among others.

Judicial and administrative provisions are recognized when the risk of loss from judicial or administrative proceedings is assessed as probable, and the amounts involved can be estimated with sufficient certainty based on the nature, complexity, and historical outcomes of the proceedings, as well as the opinions of both internal and external legal advisors and the best available information. For cases where the risk of loss is considered possible, provisions are not recognized, but the relevant information is disclosed in the notes to the financial statements. For cases where the risk of loss is deemed remote, disclosure is not required.

Consolidated Financial Statements | December 31, 2025 |F - 40

*Values expressed in thousands, except when indicated

Contingent assets are not recognized in the accounting records, except in instances where there are tangible guarantees or favorable judicial rulings, with no possibility for further appeals, thereby rendering the gain as virtually certain. Contingent assets that have a probable likelihood of success, if any, are solely disclosed in the financial statements.

In cases of final judgments rendered in favor of Santander, the counterparty is entitled, upon fulfilling specific legal criteria, to initiate a rescission action within a timeframe prescribed by the legislation in effect. Rescission actions are treated as new legal proceedings and will be assessed for contingent liabilities if, and when, they are filed.

r) Other liabilities

Other liabilities include the balance of all accrued expenses and deferred income, excluding accrued interest, and the value of any other liabilities not classified under other categories.

s) Share-based compensation

The Bank has established long-term compensation plans with specific vesting conditions. These vesting conditions include: (i) service conditions, requiring that the participant remains employed throughout the vesting period; (ii) performance conditions, where the number of shares to be allocated to each participant is determined based on the evaluation of a performance metric of the Bank: the comparison of the Total Shareholder Return (TSR) of the Santander Conglomerate with the TSR of the Bank's main global competitors; and (iii) market conditions, as certain parameters are linked to the fair value of the Bank's shares. The Bank determines the fair value of the services provided by referencing the fair value of the equity instruments granted on the date of grant, taking into account the market conditions for each plan when estimating fair value.

Stock Settlement

The Bank measures the fair value of the services provided by referencing the fair value of the equity instruments granted on the grant date, factoring in market conditions for each plan when estimating fair value. To recognize personnel expenses against capital reserves over the vesting period, as services are received, the Bank considers the treatment of service conditions and recognizes the amount for services received during the vesting period, based on the most accurate estimate of the number of equity instruments expected to be granted.

Cash Settlement

For cash-settled share-based payments (in the form of share appreciation), the Bank measures the services provided and the corresponding liability incurred at fair value. This process captures the share appreciation from the grant date to the settlement date. The Bank reassesses the fair value of the liability at the end of each reporting period, and any changes in this amount are recognized in the period's results. To recognize personnel expenses against provisions for "salaries payable" throughout the vesting period, reflecting the receipt of services, the Bank records the total liability representing the best estimate of the number of share appreciation rights expected to be granted at the end of the vesting period and recognizes the value of services received during the vesting period, based on the best available estimate. The Bank periodically reviews its estimate of the number of share appreciation rights that will be granted at the end of the vesting period.

t) Recognition of income and expenses

The key criteria employed by the Bank for the recognition of its income and expenses are summarized below:

i. Interest and similar income and expenses

Interest and similar income and expenses are generally recognized on an accrual basis, using the effective interest rate method.

Consolidated Financial Statements | December 31, 2025 |F - 41

*Values expressed in thousands, except when indicated

ii. Commissions, fees, and similar items

Fees and commission income and expenses are recognized in the income statement using criteria that vary according to their nature (notes 34 and 35). The key criteria are as follows:

• Fee and commission income and expenses, associated with financial assets and financial liabilities measured at fair value through profit or loss, are recognized upon payment;

• Those arising from transactions or services provided over a period of time are recognized over the duration of these transactions or services; and

• Those related to services provided in a single transaction are recognized at the time the transaction is executed.

iii. Non-financial income and expenses

For accounting purposes, they are recognized on an accrual basis.

iv. Deferred collections and payments

Recognized for accounting purposes at the carrying amount derived from discounting expected cash flows at market rates.

v. Loan arrangement fees

Loan arrangement fees, including application and origination fees, are accrued and recognized in the income statement over the term of the loan. Specifically, for origination fees, the portion attributable to direct costs incurred in the loan contract is immediately recognized in the consolidated income statement.

u) Guarantees

u.1) Financial Guarantees

Financial guarantees are defined as contracts whereby an entity commits to making specific payments on behalf of a third party should that party fail to do so, irrespective of the various legal forms they may assume, including but not limited to guarantees, irrevocable documentary credits issued or confirmed by the entity, among others.

The Bank initially recognizes the fees associated with financial guarantees as liabilities on the consolidated balance sheet at fair value. This fair value is typically the present value of the fees, commissions, or interest expected to be received from these contracts over their term.

Financial guarantees, irrespective of the guarantor, the instrument, or any other circumstances, are subject to periodic reviews to assess the credit risk exposure and, where necessary, to determine the need for a provision. Credit risk is evaluated by employing criteria similar to those used for quantifying impairment losses on debt instruments measured at amortized cost.

The provisions established for these transactions are recognized under the line item "Provisions for Judicial and Administrative Proceedings, Commitments, and Other Provisions" in the consolidated balance sheet (note 22).

If a specific provision is required for financial guarantees, the corresponding commissions to be allocated are recognized under the line item "Financial liabilities at amortized cost - Other financial liabilities" in the consolidated balance sheet and are reclassified to the appropriate provision.

u.2) Guarantees and Credit Risk Mitigation Policy

Banco Santander performs credit risk management by utilizing guarantees in its operations. Each business unit is responsible for managing credit risk and formalizes the use of collateral in its credit policies.

Banco Santander employs guarantees to enhance its recovery capabilities in operations exposed to credit risk. The types of guarantees utilized include surety, property, legal structures with mitigation power, and offsetting agreements. Each year, the Bank conducts a review of its guarantee policies to reflect changes in the market, the characteristics of the assets pledged as collateral, and the conditions of these assets. These are examples of the technical parameters subject to review.

Consolidated Financial Statements | December 31, 2025 |F - 42

*Values expressed in thousands, except when indicated

Credit limits are continuously monitored and adjusted in response to customer behavior. Consequently, potential loss amounts constitute a fraction of total available funds.

v) Assets under management, including investment and pension funds, managed by the Bank

Assets owned by third parties and managed by the consolidated entities are not presented in the consolidated financial statements. Management fees are included in “Fee and commission income” in the consolidated income statement. Note 43-b contains information on the third-party assets managed by the Bank.

The investment funds and pension funds managed by the consolidated entities are not recorded in the consolidated financial statements since the related assets are owned by third parties. The fees and commissions earned in the year for the services rendered by the Bank entities to these funds (asset management and custody services) are recognized in the heading “Fee and commission income” in the consolidated income statement.

w) Post-employment benefits

The post-employment benefit plans include the commitments made by the Bank to: (i) supplement the benefits of the public pension system; and (ii) provide medical assistance in the event of retirement, permanent disability, or death to eligible employees and their direct beneficiaries.

Defined contribution plans

The defined contribution plan is a post-employment benefit plan under which the Bank and its subsidiaries, as the sponsoring entities, contribute fixed amounts to a pension fund. There is no legal or constructive obligation for the sponsoring entities to make additional contributions if the fund lacks sufficient assets to fulfill all benefits associated with services rendered in the current and prior periods.

The contributions made in this regard are recognized as "Interest and Similar Expenses" in the income statement.

Defined benefit plans

The defined benefit plan is a post-employment benefit plan other than a defined contribution plan, as detailed in Note 21. Under this plan, the sponsoring entity is obligated to provide the agreed benefits to employees and therefore bears actuarial and investment risks.

The defined benefit obligation is measured using the projected unit credit method and discounted at a rate determined in accordance with IAS 19. Plan assets are measured at fair value.

Remeasurements, including actuarial gains and losses and the return on plan assets (excluding amounts included in net interest), are recognised immediately in other comprehensive income. The net defined benefit liability or asset represents the deficit or surplus of the plan recognised in the statement of financial position.

Main Definitions

-	The present value of a defined benefit obligation represents the present value, excluding any deduction of plan assets, of the expected future payments required to settle the obligation arising from the employee's service in both the current and prior periods.
-	Deficit or surplus represents: (a) the present value of the defined benefit obligation; minus (b) the fair value of the plan's assets.
-	The sponsoring entity may recognize the plan's assets on the balance sheet when they exhibit the following characteristics: (i) the fund's assets are sufficient to cover all obligations related to employee benefits of the plan or the sponsoring entity; or (ii) the assets are returned to the sponsoring entity with the objective of reimbursing it for benefits already disbursed to employees.
-	Actuarial gains and losses are changes in the present value of the defined benefit obligation stemming from: (a) experience adjustments (impacts of differences between the actuarial assumptions adopted and the actual outcomes); and (b) the effects of changes in actuarial assumptions.
-	The current service cost refers to the increase in the present value of the defined benefit obligation attributable to the employee's service during the current period.
-	The past service cost corresponds to the change in the present value of the defined benefit obligation for services provided by employees in prior periods, resulting from amendments to the plan or a reduction in the number of employees covered.

Consolidated Financial Statements | December 31, 2025 |F - 43

*Values expressed in thousands, except when indicated

Post-employment benefits are recognized in the income statement under Interest Expenses and Similar Expenses and Provisions (Net).

Defined benefit plans are recognized based on an actuarial study, conducted annually by an external consulting firm at the end of each financial year, and are effective for the subsequent period.

x) Other long-term employee benefits

Other long-term employee benefits, defined as obligations to early retirement beneficiaries - those who have ceased to render services to an entity but, without being legally retired, continue to hold economic rights with respect to the entity until they achieve legal retirement status - time-based bonuses for accounting purposes, as applicable, in accordance with the approach previously established for defined benefit post-employment plans, with the exception that all past service costs and actuarial gains and losses are recognized immediately (note 21).

y) Termination benefits

Termination benefits are recognized when a detailed formal plan, identifying the fundamental changes to be implemented, is in place. Recognition occurs provided that the implementation of the plan has commenced, its key features have been publicly announced, or objective facts concerning its implementation have been disclosed.

z) Corporate Income Tax (IRPJ), Social Contribution on Net Profit (CSLL), Social Integration Program (PIS), and Contribution for the Financing of Social Security (COFINS)

The income tax expense is derived from the sum of Income Tax, Social Contribution, PIS, and COFINS. The current Income Tax and Social Contribution are determined by applying their respective rates to taxable income, while the rates for PIS and COFINS are applied to their specific calculation bases as defined in the relevant legislation. This calculation also includes adjustments for changes in deferred tax assets and liabilities as recognized in the consolidated income statement. For income tax expenses resulting from transactions directly recognized in equity, the corresponding tax effect is likewise recognized in equity.

The Corporate Income Tax (IRPJ) liability is calculated at a rate of 15%, plus an additional 10%, applied to the profit after making the adjustments required by tax legislation. The Social Contribution on Net Profit (CSLL) is calculated at a rate of 15% for financial institutions, private insurance companies, and capitalization entities, and 9% for other businesses, levied on the profit after the adjustments required by tax legislation have been considered.

The Social Contribution on Net Income (CSLL) rate for all banks, financial institutions, private insurance companies, and capitalization entities (businesses operating within the financial sector) was increased by 1% for the base period from August 1, 2022 to December 31, 2022, as stipulated by Provisional Measure No. 1,115/2022.

The Social Integration Program (PIS) and the Contribution for the Financing of Social Security (COFINS) are calculated at a combined rate of 4.65% on certain gross revenues and expenses. Financial institutions are allowed to deduct specific financial expenses when calculating the tax base for PIS and COFINS. PIS and COFINS are recognized as components of profit (net of certain income and expenses); thus, in accordance with IAS 12, they are accounted for as income tax.

Tax Assets and Liabilities (excluding provisions for taxes) classified as "Current" are tax amounts to be recovered and tax amounts payable over the coming 12 months.

Deferred tax assets and liabilities of IR and CS comprise temporary differences, identified as the amounts expected to be paid or recovered arising from differences between the carrying amounts of assets and liabilities and their respective tax bases, as well as accumulated tax credits and losses. These amounts are measured at the tax rates expected to be applied in the period when the asset is realized or the liability is settled, and are reassessed at each balance sheet date.

Deferred tax assets are recognized only to the extent that it is probable that the consolidated entities will generate sufficient future taxable profits against which these deferred tax assets can be utilized. Furthermore, deferred tax assets must not arise from the initial recognition (except in the context of a business combination) of other assets and liabilities in transactions that do not impact either the actual profit or the accounting profit. Other deferred tax assets, such as tax credits and accumulated tax losses, are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable profits against which they can be utilized.

Consolidated Financial Statements | December 31, 2025 |F - 44

*Values expressed in thousands, except when indicated

Income and expenses directly recognized in equity are accounted for as temporary differences.

The Bank's expectation for the realization of deferred tax assets is based on future results projections and underpinned by a technical study, as detailed in note 23.

aa) Consolidated statement of cash flows

The terms outlined below are employed in the Consolidated Statement of Cash Flows with the respective meanings:

• Cash flows: inflows and outflows of cash and cash equivalents, which are highly liquid financial investments subject to an insignificant risk of value changes and typically have a maturity of approximately three months or less from the original acquisition date.

• Operating activities: the principal activities that generate revenue for financial institutions and other activities that are not related to financing or investment activities.

• Investing activities: the acquisition and sale of long-term assets and other investments not included in cash and cash equivalents.

• Financing activities: activities that result in changes in the amount and composition of equity and liabilities that are not operating activities.

When preparing the consolidated statement of cash flows, highly liquid financial investments with insignificant risk of changes in their values were classified as “Cash and cash equivalents”. The Bank classifies as cash and cash equivalents the balances recorded in the items "Cash and reserves at the Central Bank of Brazil" and "Loans and other amounts with credit institutions" in the consolidated balance sheet, except for resources for restricted use and long-term operations term.

Interest paid and received corresponds to Banco Santander's operating activities.

3.	Basis for consolidation

Highlighted below are both the direct and indirect subsidiaries, as well as investment funds included in the Consolidated Financial Statements of Banco Santander. Similar information regarding entities accounted for using the equity method by the Bank is provided in note 11.

		Number of Shares or Units Held (in Thousands)			12/31/2025
Investments	Business Segment	Ordinary Shares and Quotas	Preferred Shares	Equity interest of Banco Santander	Ownership Interest
Controlled by Banco Santander
Santander Sociedade de Crédito, Financiamento e Investimento S.A. (new name of Aymoré Crédito, Financiamento e Investimento S.A.)	Financial	50,159	—	100.00%	100.00%
Esfera Fidelidade S.A.	Services Provision	10,001	—	100.00%	100.00%
Return Capital Asset and Holding Management S.A.	Debt Collection and Credit Recovery Management	486,010	—	100.00%	100.00%
Em Dia Serviços Especializados em Cobrança Ltda	Debt Collection and Credit Recovery Management	257,306	—	100.00%	100.00%
Rojo Entretenimento S.A.	Service Provision	7,417	—	94.60%	94.60%
Sanb Promotora de Vendas e Cobrança Ltda.	Provision of Digital Media Services	71,181	—	100.00%	100.00%
Sancap Investimentos e Participações S.A. (Sancap)	Holding	23,538,159	—	100.00%	100.00%
Santander Brasil Administradora de Consórcio Ltda. (Santander Brasil Consórcio)	Consortium	372,186	—	100.00%	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A.	Securities Brokerage	14,067,640	14,067,640	99.99%	99.99%
Santander Corretora de Seguros, Investimentos e Serviços S.A.	Insurance Broker	7,184	—	100.00%	100.00%

Consolidated Financial Statements | December 31, 2025 |F - 45

*Values expressed in thousands, except when indicated

Santander Holding Imobiliária S.A.	Others	558,601	—	100.00%	100.00%
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)	Leasing	164	—	100.00%	100.00%
F1RST Tecnologia e Inovação Ltda.	Provision of Technology Services	241,941	—	100.00%	100.00%
Pulse Client Expert Ltda. (nova denominação social da SX Negócios)	Provision of Call Center Services	75,050	—	100.00%	100.00%
Tools Soluções e Serviços Compartilhados LTDA	Services Provision	192,000	—	100.00%	100.00%
Subsidiaries of Santander Sociedade de Crédito, Financiamento e Investimento S.A. (new name of Aymoré Crédito, Financiamento e Investimento S.A.)
Banco Hyundai Capital Brasil S.A.	Bank	150,000	—	50.00%	50.00%
Solution 4Fleet Consultoria Empresarial S.A.	Tecnology	500,411	—	100.00%	100.00%
Subsidiary of Santander Leasing
Banco Bandepe S.A.	Bank	3,589	—	100.00%	100.00%
Santander Distribuidora de Títulos e Valores Mobiliários S.A.	Distributor	461	—	100.00%	100.00%
Subsidiaries of Sancap Investimentos e Participações S.A.
Santander Capitalização S.A.	Capitalization	64,615	—	100.00%	100.00%
Evidence Previdência S.A.	Pension	42,819,564	—	100.00%	100.00%
Subsidiary of Santander Corretora de Seguros
América Gestão Serviços em Energia S.A.	Energy	653	—	70.00%	70.00%
Fit Economia de Energia S.A.	Energy	10,400	—	65.00%	65.00%
Subsidiary of Santander Distribuidora de Títulos e Valores Mobiliários S.A.
Toro Corretora de Títulos e de Valores Mobiliários Ltda.	Securities Brokerage	21,559	—	48.00%	48.00%
Santander Investimentos Sociedade Prestadora de Serviços de Ativos Virtuais S.A.	Investments	44,101	—	13.23%	13.23%
Subsidiary of Toro Corretora de Títulos e de Valores Mobiliários Ltda.
Santander Investimentos Sociedade Prestadora de Serviços de Ativos Virtuais S.A.	Investments	289,362	—	86.77%	86.77%
Jointly Controlled by Sancap
Santander Auto S.A.	Insurance company	22,452	—	50.00%	50.00%

Consolidated Investment Funds

•	Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior (Santander FI Amazonas);
•	Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior (Santander FI Diamantina);
•	Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior (Santander FI Guarujá);
•	Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado (Santander FI SBAC);
•	Santander SBAC II Renda Fixa Curto Prazo;
•	Santander Paraty QIF PLC (Santander Paraty) (3);
•	Venda de Veículos Fundo de Investimento em Direitos Creditórios (Venda de Veículos FIDC) (1);
•	Prime 16 – Fundo de Investimento Imobiliário (current name of BRL V - Fundo de Investimento Imobiliário - FII) (2);
•	Santander FI Hedge Strategies Fund (Santander FI Hedge Strategies) (3);
•	Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI - Não Padronizado (Fundo Investimento Ipanema NPL VI) (4);
•	Santander Hermes Multimercado Crédito Privado Infraestrutura Fundo de Investimentos;
•	Fundo de Investimentos em Direitos Creditórios Atacado – Não Padronizado (4);
•	Atual - Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior;
•	Getnet Fundo De Investimento Em Direitos Creditórios;
•	Santander Flex Fundo De Investimento Direitos Creditórios (4);
•	San Créditos Estruturados – Fundo de Investimento em Direitos Creditórios Não Padronizado (4);
•	D365 – Fundo De Investimento em Direitos Creditórios (4);

Consolidated Financial Statements | December 31, 2025 |F - 46

*Values expressed in thousands, except when indicated

•	Fundo de Investimento em Direitos Creditórios Tellus (4);
•	Fundo de Investimento em Direitos Creditórios Precato IV (4);
•	Santander Hera Renda Fixa Fundo Incentivado de Investimento em Infraestrutura Responsabilidade Limitada;
•	San Preca Federal I Fundo De Investimento Em Direitos Creditórios - Responsabilidade Limitada;
•	Fundo De Investimento Em Direitos Creditórios Conretorno - Responsabilidade Limitada;
•	Ararinha Fundo de Investimento em Renda Fixa Longo Prazo;
•	Hyundai Fundo de Investimento em Direitos Creditórios;
•	Santander Módulo MX III Renda Fixa Referenciado DI CIC FIF RESP Limitada;
•	Santander Módulo SINQIA Renda Fixa Referenciado DI - CIC FIF RESP Limitada;
•	Santander Módulo SINQIA II Renda Fixa Referenciado DI - CIC FIF RESP Limitada.
•	Santander Módulo SINQIA III Renda Fixa Referenciado DI - CIC FIF RESP Limitada; and
•	Terras Fundo de Investimento nas Cadeias Produtivas do Agronegocio - Fiagro - Resp Limitada.

(1)	Renault, the car manufacturer (an entity not belonging to the Santander Conglomerate), sells its receivables to the Fund. This Fund exclusively buys receivables from Renault, the car manufacturer. In turn, Banco RCI Brasil S.A. holds 100% of its shares.
(2)	Banco Santander was listed as a creditor in certain overdue credit transactions that had real estate as collateral. The operation to recover these credits consisted of contributing the real estate as collateral to the capital of the Real Estate Investment Fund and subsequently transferring the Fund's shares to Banco Santander, through payment in kind for the aforementioned credit transactions.
(3)	Banco Santander, through its subsidiaries, holds the risks and benefits of Santander Paraty and its exclusive fund Santander FI Hedge Strategies, resident in Ireland, and both are fully consolidated in its Consolidated Financial Statements. Santander Paraty does not have its own equity position, and all records originate from the financial position of Santander FI Hedge Strategies.
(4)	Fund controlled by Return Capital Gestão de Ativos e Participações S.A.

Additionally, the entity Vert-11 Companhia Securitizadora de Créditos Financeiros was consolidated, as Banco Santander has full control over its assets.

a)                Incorporation of Toro Asset Management S.A. by Santander Investimentos Sociedade Prestadora de Serviços de Ativos Virtuais S.A.

On December 31, 2025, Toro Asset Management S.A. (“Toro Asset”) was fully merged, with its assets absorbed by its direct parent company, Santander Investimentos Sociedade Prestadora de Serviços de Ativos Virtuais S.A. (“Santander Investimentos”), in accordance with the conditions established in the Transaction Protocol and Justification. The implementation of the full merger of Toro Asset did not imply an increase in the share capital of Santander Investimentos, since all of the shares issued by Toro Asset were held by Santander Investimentos and, therefore, already reflected in an equity investment account.

b)                Partial spin-off of Return Capital Gestão de Ativos e Participações S.A. and incorporation of the spun-off portion by Banco Santander (Brasil) S.A.

On November 28, 2025, the partial spin-off of Return Capital Gestão de Ativos e Participações S.A. (“Return”) was approved, with the spun-off portion being incorporated by Banco Santander (Brasil) S.A. The operation aims to simplify the corporate structure, unify accounting processes, and reduce operational costs. The implementation of the incorporation of the spun-off portion of Return did not imply an increase in the share capital of Santander, since all of Return's issued shares are held by Santander Brasil and, therefore, already reflected in an investment account by equity method; on the other hand, Return's share capital was reduced by R$ 8,460,000, which corresponds to the spun-off portion.

c)                 Merger of Santander Leasing S.A. Arrendamento Mercantil by Banco Santander (Brasil) S.A.

On November 28, 2025, the merger of Santander Leasing S.A. Arrendamento Mercantil (“Santander Leasing”) into Banco Santander (Brasil) S.A. was approved. The operation aims to simplify the corporate structure, unify accounting processes, and reduce operational costs, in accordance with the conditions established in the Protocol and Justification of the operation. The full merger of Santander Leasing did not imply an increase in the share capital of Santander Brasil, since all the shares issued by Santander Leasing were held by Santander Brasil and, therefore, already reflected in an investment account by equity method. The merger will only take effect after approval by the Central Bank of Brazil.

Consolidated Financial Statements | December 31, 2025 |F - 47

*Values expressed in thousands, except when indicated

d)                Sale of all of its shareholding in Galgo Sistemas de Informações S.A.

On March 20, 2025, Banco Santander (Brasil) S.A. and other shareholders signed certain documents establishing the terms and conditions of the purchase and sale of shares representing the entirety of the total and voting share capital of Galgo Sistemas de Informações S.A. to RTM – Rede de Telecomunicações para o Mercado Ltda. (“Transaction”). On May 7, 2025, with the completion of the Transaction, Banco Santander (Brasil) S.A. ceased to hold any shareholding in Galgo Sistemas de Informações S.A.

e)                Sale of all equity stake held in Summer Empreendimentos Ltda.

On February 24, 2025, Santander Holding Imobiliária S.A. (“SHI”) and Banco Santander (Brasil) S.A. signed certain documents establishing the terms and conditions for the purchase and sale of shares representing the entire share capital of Summer Empreendimentos Ltda. with RFM-E Ltda. (“Transaction”). On September 29, 2025, with the completion of the Transaction, Banco Santander (Brasil) S.A. and SHI ceased to hold any shareholding in Summer Empreendimentos Ltda.

f)                 Incorporation of Return Capital S.A. by Return Capital Gestão de Ativos e Participações S.A.

On September 30, 2024, Return Capital S.A. (“Return Capital”) was fully incorporated by Return Capital Gestão de Ativos e Participações S.A. (new name of Gira, Gestão Integrada de Recebíveis do Agronegócio S.A.) (“Return Participações”). The incorporation resulted in an increase in the share capital of Return Participações, in the amount of R$8,540,942,366.72 (eight billion, five hundred and forty million, nine hundred and forty-two thousand, three hundred and sixty-six reais and seventy-two centavos), through the issuance of 439,224,359 (four hundred and thirty-nine million, two hundred and twenty-four thousand, three hundred and fifty-nine) new common shares. As a result of the incorporation, Return Capital was extinguished by operation of law, being succeeded by Return Participações in all its rights and obligations.

g)                Incorporation of Mobills Labs Soluções Em Tecnologia Ltda by Toro Investimentos S.A.

On June 30, 2024, Mobills Labs Soluções em Tecnologia Ltda. (“Mobills Labs”) was fully incorporated and its equity was absorbed by its direct parent company, Toro Investimentos S.A. (“Toro Investimentos”), in accordance with the conditions established in the Protocol and Justification of the transaction. The implementation of the full incorporation of Mobills Labs did not imply an increase in the share capital of Toro Investimentos, since all of the shares issued by Mobills Labs were held by Toro Investimentos and, therefore, already reflected in the investment account by equivalence.

h)                Incorporation of Apê11 Tecnologia e Negócios Imobiliários S.A. by Santander Holding Imobiliária S.A

On June 28, 2024, Apê11 Tecnologia e Negócios Imobiliários S.A. (“Apê11”) was fully incorporated, with its assets absorbed by its direct parent company, Santander Holding Imobiliária S.A. (“SHI”), in accordance with the conditions established in the Protocol and Justification of the transaction. The implementation of the full incorporation of Apê11 did not imply an increase in SHI’s share capital, since all of Apê11’s shares were held by SHI and, therefore, were already reflected in its equity investment account.

On December 22, 2023, Santander Holding Imobiliária S.A. (“SHI”), a wholly-owned subsidiary of Banco Santander (Brasil) S.A., entered into, together with the shareholders of Apê11 Tecnologia e Negócios Imobiliários S.A. (“Apê11”), a certain Share Purchase and Sale Agreement to acquire the remaining 10% of the share capital of Apê11 (“Transaction”). As a result of the Transaction, SHI now holds 100% of the share capital of Apê11.

i)                  Partnership between Banco Santander (Brasil) S.A. and Pluxee International and Pluxee Pay Brasil Ltda.

On June 27, 2024, following the completion of the conditions precedent of the transaction announced on July 24, 2023, Banco Santander (Brasil) S.A. concluded the establishment of a partnership with the Pluxee Group (previously called Sodexo).

The economic rationale of the transaction is essentially based on: (i) the synergies arising from the combination of the businesses of Pluxee Instituição de Pagamento Brasil S.A. (current name of “Ben Benefícios e Serviços Instituição de Pagamentos S.A”) with the Pluxee Group in Brazil and (ii) the company's ability to explore Santander's customer base to offer its products and services (i.e. the capillarity of Santander's counter).

For the formation of the partnership, Banco Santander contributed the amount equivalent to R$2,044 million attributed: (i) to its investment in its benefits subsidiary, Pluxee Instituição de Pagamento Brasil S.A. (current name of “Ben Benefícios e Serviços Instituição de Pagamentos S.A”); (ii) to a portion of cash resources; (iii) to the exclusivity agreement for the exploration of its customer base.

Consolidated Financial Statements | December 31, 2025 |F - 48

*Values expressed in thousands, except when indicated

As a result of the transaction, Banco Santander and Grupo Pluxee now hold 20% and 80% stakes, respectively, in the share capital of Pluxee Benefícios Brasil S.A. (“Pluxee”), the partnership investment vehicle.

j)	Incorporation of Mobills Corretora de Seguros Ltda. by Toro Asset Management S.A.

On May 31, 2024, Mobills Corretora de Seguros Ltda. (“Mobills Corretora”) was fully incorporated and its equity was absorbed by its direct parent company, Toro Asset Management S.A. (“Toro Asset”), in accordance with the conditions established in the Protocol and Justification of the transaction. The implementation of the full incorporation of Mobills Corretora did not imply an increase in Toro Asset’s share capital, since all of Mobills Corretra’s shares were held by Toro Asset and, therefore, already reflected in an investment account by equivalence.

k)                Acquisition of the remaining portion of Return Capital Gestão de Ativos e Participações S.A. (new name of Gira, Gestão Integrada de Recebíveis do Agronegócio S.A.) by Return Capital S.A.

On May 17, 2024, Return Capital S.A. (“Return”), a wholly-owned subsidiary of Banco Santander (Brasil) S.A., entered into a Share Purchase and Sale Agreement with the minority shareholders of Return Capital Gestão de Ativos e Participações S.A. (new name of Gira, Gestão Integrada de Recebíveis do Agronegócio S.A.) (“Gira”) to acquire the 20% of Gira’s share capital held by the minority shareholders (“Transaction”). As a result of the Transaction, Banco Santander (Brasil) S.A. indirectly held 100% of Gira’s share capital.

l)                  Acquisition of stake and investment in América Gestão Serviços em Energia S.A.

On March 12, 2024, Santander Corretora de Seguros, Investimentos e Serviços S.A. (“Santander Corretora”) formalized, together with the shareholders of América Gestão Serviços em Energia S.A. (“América Energia”), a Share Purchase and Sale Agreement and Other Covenants with a view to acquiring 70% of the total and voting share capital of América Energia (“Transaction”). The completion of the Transaction was subject to the fulfillment of certain usual suspensive conditions in similar transactions, including obtaining the relevant regulatory authorizations. On July 4, 2024, with the completion of the Transaction, Santander Corretora came to hold 70% of the share capital of América Energia.

m)               Acquisition of stake and investment in Fit Economia de Energia S.A.

On March 6, 2024, Santander Corretora de Seguros, Investimentos e Serviços S.A. concluded, in compliance with the applicable precedent conditions, the transaction for acquisition and investment in Fit Economia de Energia S.A. (“Company”), so that it now holds 65% of the Company's share capital (“Transaction”).

n)                Acquisition of the entire shareholding in Toro Participações S.A. and incorporation by Toro Corretora de Títulos e Valores Mobiliários S.A.

On January 3, 2024, after fulfilling the conditions precedent, Banco Santander concluded the transaction to acquire all of the shares of Toro Participações, so that it indirectly hold 100% of the share capital of Toro Corretora de Títulos e Valores Mobiliários S.A. and Toro Investimentos S.A. On February 29, 2024, the incorporation of Toro Participações S.A. by Toro Corretora de Títulos e Valores Mobiliários S.A. was approved.

4.	Cash and cash equivalents

Thousand of Reais	2025	2024	2023
Cash	3,059,750	3,639,280	3,770,483
Cash and Cash Equivalents and Investments in Foreign Currency Overseas	17,172,979	33,444,974	19,352,067
Repurchase Agreements	52,822,160	28,103,405	65,766,340
Investments in Interbank Deposit Certificates (CDI)	217,717	2,013,246	528,870
Total	73,272,606	67,200,905	89,417,760

Information related to December 31, 2023, are presented to inform the composition of the opening balances of Cash and Cash Equivalents presented in the Consolidated Statement of Cash Flows.

Consolidated Financial Statements | December 31, 2025 |F - 49

*Values expressed in thousands, except when indicated

5.	Loans and other receivables from credit institutions

The breakdown, by classification, type, and currency, of the balances under the "Loans and other funds with credit institutions" line item in the consolidated balance sheets is as follows:

Thousand of Reais	2025	2024

Classification:
Financial assets measured at amortized cost	35,947,923	30,177,627
Comprising:
Loans and other receivables from credit institutions at amortized cost	35,948,849	30,179,048
Provision for impairment losses (note 9.c)	(926)	(1,421)
Loans and other receivables from credit institutions, net	35,947,923	30,177,627
Loans and other receivables from credit institutions, gross	35,948,849	30,179,048

Type:
Time deposit investments	8,771,667	14,667,515
Repurchase agreements (1)	16,082,817	3,032,113
Judicial deposits	11,018,649	12,356,984
Other accounts	75,716	122,436
Total	35,948,849	30,179,048
(1) Secured by debt instruments

Thousand of Reais	2025	2024

Currency:
Brazilian Real	34,750,166	27,299,731
U.S. Dollar	243,366	2,235,826
Euro	955,317	643,491
Total	35,948,849	30,179,048

Note 43-d provides details on the residual maturity periods of financial assets measured at amortized cost.

6.	Debt instruments

The breakdown, by classification, type, and currency, of the balances within the “Debt Instruments” line item is as follows:

Thousand of Reais	2025	2024

Classification:
Financial Assets Measured at Fair Value Through Profit or Loss	95,546,026	107,585,055
Financial Assets Measured at Fair Value through Other Comprehensive Income	69,354,220	92,058,907
Financial Assets Measured at Amortized Cost (2)	114,708,615	84,529,222
Comprising:
Debt instruments at Amortized Cost	117,910,438	86,598,778
Provision for impairment losses (note 9.c)	(3,201,823)	(2,069,556)
Total	279,608,861	284,173,184

Type:
Government securities - Brazil (1)	182,217,619	190,643,118
Debentures and promissory notes	52,868,779	70,450,135
Other debt securities	44,522,463	23,079,931
Other	-	-
Total	279,608,861	284,173,184
(1)	These primarily refer to National Treasury Bills (LTN), Treasury Financial Bills (LFT), and National Treasury Notes (NTN-A, NTN-B, NTN-C, and NTN-F).

(2)	In the second quarter of 2025, a portion of ALCO portfolio securities, amounting to R$23,190 million, was reclassified as Financial Assets measured at amortized cost (note 1.c.4), resulting in a reversal of mark-to-market adjustments on the reclassified securities, positively impacting equity by R$514 million net of tax effects (R$934 million gross) at the time. As of December 31, 2025, the amount of these assets represents R$24,480 million, with the mark-to-market effect on equity amounting to a positive R$632 million (gross).

Consolidated Financial Statements | December 31, 2025 |F - 50

*Values expressed in thousands, except when indicated

The Debt Instruments primarily consist of:

Thousand of Reais	2025	2024

Currency:
Brazilian Real	271,543,911	262,560,537
U.S. Dollar	8,029,564	19,541,153
Other currencies	35,386	2,071,494
Total	279,608,861	284,173,184

Thousand of Reais	2025	2024

Debt Instruments linked to:
Repurchase Agreements	70,269,484	84,894,642
Operations guarantees in B3 S.A. - Brasil, Bolsa, Balcão (B3 S.A.)	24,483,969	22,083,244
Linked to judicial deposits and other guarantees	19,296,763	12,736,275
Total	114,050,216	119,714,161

Note 43-d provides details on the residual maturity periods of financial assets measured at fair value through Other Comprehensive Income and financial assets measured at amortized cost.

7.	Equity instruments

a) Breakdown

The breakdown, by classification and type, of the balances in the "Equity Instruments" line item is as follows:

Thousand of Reais	2025	2024

Classification:
Financial Assets Measured at Fair Value Through Profit or Loss	4,862,393	2,968,823
Financial Assets Measured at Fair Value Through Other Comprehensive Income	92,363	19,633
Total	4,954,756	2,988,456

Type:
Shares of domestic companies	3,004,645	2,048,007
Shares of foreign companies	21,507	54,886
Investment funds (1)	1,928,604	885,563
Total	4,954,756	2,988,456
(1)	Primarily composed of investments in fixed income assets and both government and private securities.

b) Changes

The changes in the balances of the line item "Equity Instruments - Financial Assets Measured at Fair Value through Profit or Loss" were as follows:

Consolidated Financial Statements | December 31, 2025 |F - 51

*Values expressed in thousands, except when indicated

Thousand of Reais	2025	2024	2023

Balance at the beginning of the fiscal year	2,968,823	3,422,154	2,605,279
Additions/Disposals (Net)	1,893,570	(453,331)	816,875
Balance at the end of the fiscal year	4,862,393	2,968,823	3,422,154

The changes in the balances of the line item "Equity Instruments - Financial Assets Measured at Fair Value through Other Comprehensive Income" were as follows:

Thousand of Reais	2025	2024	2023

Balance at the beginning of the fiscal year	19,633	15,953	33,493
Additions/Disposals (Net)	72,730	3,680	(17,540)
Balance at the end of the fiscal year	92,363	19,633	15,953

Consolidated Financial Statements | December 31, 2025 |F - 52

*Values expressed in thousands, except when indicated

8.	Derivative financial instruments

The primary risk factors associated with the derivative instruments undertaken relate to exchange rates, interest rates, and equity income. In managing these and other market risk factors, the Bank employs practices that encompass the measurement and monitoring of the utilization of limits previously established by internal committees, the portfolios' value at risk, sensitivities to interest rate fluctuations, foreign exchange exposure, liquidity gaps, among other practices that enable the control and monitoring of risks, which could potentially impact Banco Santander's positions across the various markets in which it operates. Based on this management model, the Bank has been able to optimize the risk-reward ratio, even amidst conditions of significant volatility, through the use of operations involving derivative instruments.

The fair value of derivative financial instruments is determined using market price quotations when available. The fair value of swaps is calculated through discounted cash flow modeling techniques, reflecting appropriate risk factors. The fair value of forward and futures contracts is also determined based on market price quotations for exchange-traded derivatives or employing methodologies similar to those used for swaps. The fair value of options is calculated using mathematical models, such as the Black-Scholes model, implied volatilities, and the fair value of the corresponding asset. Current market prices are utilized to determine volatilities. For derivatives that do not have prices directly disclosed by exchanges, the fair value is ascertained through pricing models that leverage market information, inferred from the disclosed prices of more liquid assets. This process involves extracting interest rate curves and market volatilities from these prices, which are then used as input data for the models.

a) Derivative Financial Instruments

a.1) Derivative Financial Instruments Recorded in the Off-Balance Sheet and Equity Accounts.

Overview of Trading and Hedging Derivatives Portfolio

	2025	2024
Assets
Swap Differential Receivables	11,595,591	16,710,659
Premiums on Unexercised Options	6,312,487	4,960,933
Forward Contracts and Others	47,899,620	18,534,707
Total	65,807,698	40,206,299

Liabilities
Swap Differential Payables	11,893,221	16,746,167
Premiums on Issued Options	5,970,844	4,455,074
Forward Contracts and Others	42,147,926	18,209,033
Total	60,011,991	39,410,274

Consolidated Financial Statements | December 31, 2025 |F - 53

*Values expressed in thousands, except when indicated

Breakdown by Category

Trading	2025			2024

	Notional Value (1)	Curve Value	Fair Value	Notional Value(1)	Curve Value	Fair Value
Swap	1,091,352,145	(2,221,515)	(297,630)	858,277,413	(5,247,457)	(35,508)
Assets	544,480,673	9,298,735	11,595,591	421,892,846	11,989,199	16,710,659
Interest Rate	424,253,131	6,039,353	6,846,017	212,769,602	8,288,494	9,155,516
Foreign Currency	118,489,312	3,257,875	4,746,233	207,863,441	3,593,516	7,449,012
Other	1,738,230	1,507	3,341	1,259,803	107,189	106,131
Liabilities	546,871,472	(11,520,250)	(11,893,221)	436,384,567	(17,236,656)	(16,746,167)
Interest Rates	510,279,375	(10,369,508)	(10,349,447)	300,101,297	(13,645,096)	(13,848,265)
Foreign Currency	35,498,945	(1,150,742)	(1,353,372)	133,470,413	(3,588,425)	(2,726,684)
Others	1,093,152	-	(190,402)	2,812,857	(3,135)	(171,218)
Options	724,241,728	(2,364,529)	341,643	538,580,487	(1,728,092)	505,859
Purchase Commitments	300,697,253	4,436,345	6,312,487	248,136,848	2,889,580	4,960,933
Foreign Currency Call Options	20,042,978	2,152,833	2,066,252	17,652,929	1,170,432	2,035,002
Foreign Currency Put Options	15,954,554	855,034	900,935	10,969,754	449,432	297,814
Other Call Options	12,400,038	887,741	3,216,466	25,078,274	769,593	2,530,004
Interbank Market	5,677,984	555,307	2,287,818	4,228,408	420,720	1,456,616
Others (2)	6,722,054	332,434	928,648	20,849,866	348,873	1,073,388
Put Option - Other	252,299,683	540,737	128,834	194,435,891	500,123	98,113
Interbank Market	204,462	113,366	74,030	553,161	111,802	80,262
Other (2)	252,095,221	427,371	54,804	193,882,730	388,321	17,851
Sale Commitments	423,544,475	(6,800,874)	(5,970,844)	290,443,639	(4,617,672)	(4,455,074)
Foreign Currency Call Options	11,780,868	(629,651)	(430,424)	10,516,526	(597,168)	(786,706)
Foreign Currency Put Options	12,130,582	(637,961)	(681,040)	11,046,513	(555,932)	(275,212)
Other Call Options	90,098,059	(4,452,630)	(3,443,887)	57,500,051	(2,868,865)	(3,203,477)
Interbank Market	25,152,891	(2,505,829)	(1,845,726)	21,145,788	(2,104,995)	(1,578,796)
Other (2)	64,945,168	(1,946,801)	(1,598,161)	36,354,263	(763,870)	(1,624,681)
Other Put Options	309,534,966	(1,080,632)	(1,415,493)	211,380,549	(595,707)	(189,679)
Interbank Market	2,860,119	(239,648)	(507,171)	1,395,691	(155,776)	(29,908)
Other (2)	306,674,847	(840,984)	(908,322)	209,984,858	(439,931)	(159,771)
Futures Contracts	567,709,896	-	-	785,337,224	-	-
Long Position	283,663,279	-	-	396,239,839	-	-
Exchange Coupon (DDI)	95,881,997	-	-	143,814,584	-	-
Interest Rates (DI1 and DIA)	160,220,757	-	-	135,768,788	-	-
Foreign Currency	21,182,934	-	-	106,481,787	-	-
Indexes (3)	3,206,380	-	-	7,717,797	-	-
Treasury Bonds/Notes	3,171,211	-	-	2,456,883	-	-

Consolidated Financial Statements | December 31, 2025 |F - 54

*Values expressed in thousands, except when indicated

Short Position	284,046,617	-	-	389,097,385	-	-
Exchange Coupon (DDI)	95,902,371	-	-	143,814,584	-	-
Interest Rate (DI1 and DIA)	160,220,757	-	-	138,131,331	-	-
Foreign Currency	21,545,898	-	-	96,976,790	-	-
Index (3)	3,206,380	-	-	7,717,797	-	-
Treasury Bonds/Notes	3,171,211	-	-	2,456,883	-	-
Forward Contracts and Others	480,123,205	(37,395,965)	5,751,694	443,722,256	6,675,015	325,674
Purchase Commitments	221,363,620	5,957,072	47,899,620	226,379,907	13,065,871	18,534,707
Currencies	154,265,360	5,618,233	8,490,694	176,481,430	4,649,383	2,617,536
Other	67,098,260	338,839	39,408,926	49,898,477	8,416,488	15,917,171
Sale Commitments	258,759,585	(43,353,037)	(42,147,926)	217,342,349	(6,390,856)	(18,209,033)
Currencies	191,491,609	(42,844,482)	(2,513,427)	177,766,056	(5,934,009)	(6,151,264)
Other	67,267,976	(508,555)	(39,634,499)	39,576,293	(456,847)	(12,057,769)

(1) Adjusted nominal value of the contracts minal value of updated contracts.

(2) Includes index options, primarily options related to U.S. Treasury, stocks, and stock indices.

(3) Includes Bovespa and S&P indices.

a.2) Derivatives Financial Instruments by Counterparty

Notional				2025
		Related	Financial
	Customers	Parties	Institutions (1)	Total
Swap	482,221,063	543,012,725	66,118,357	1,091,352,145
Options	112,446,529	10,162,546	601,632,653	724,241,728
Futures Contracts	6,586,544	308,134	560,815,218	567,709,896
Forward Contracts and Others	101,871,220	280,719,313	97,532,672	480,123,205

(1) Includes transactions that have as counterparty B3 S.A. - Brasil, Bolsa, Balcão (B3) and other stock and commodities exchanges.

Notional				2024
		Related	Financial
	Customers	Parties	Institutions (1)	Total
Swap	248,822,684	408,569,543	200,885,186	858,277,413
Options	72,193,642	7,707,652	458,679,193	538,580,487
Futures Contracts	13,890,950	3,628,688	767,817,586	785,337,224
Forward Contracts and Others	180,609,297	193,284,055	69,828,904	443,722,256

(1) Includes transactions that have as counterparty B3 S.A. - Brasil, Bolsa, Balcão (B3) and other stock and commodities exchanges.

Consolidated Financial Statements | December 31, 2025 |F - 55

*Values expressed in thousands, except when indicated

a.3) Derivatives Financial Instruments by Maturity

Notional				2025
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total
Swap	215,444,602	122,788,587	753,118,956	1,091,352,145
Options	235,359,167	389,872,228	99,010,333	724,241,728
Futures Contracts	158,211,486	157,998,367	251,500,043	567,709,896
Forward Contracts and Others	270,558,427	118,706,257	90,858,521	480,123,205

Notional				2024
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total
Swap	118,831,333	142,493,857	596,952,223	858,277,413
Options	80,264,346	375,497,526	82,818,615	538,580,487
Futures Contracts	415,684,910	197,209,979	172,442,335	785,337,224
Forward Contracts and Others	273,869,288	104,483,252	65,369,716	443,722,256

a.4) Derivative Financial Instruments by Trading Market

Notional	Stock Exchanges (1)	Over-the-Counter Market	2025
			Total
Swap	71,829,722	1,019,522,423	1,091,352,145
Options	539,875,480	184,366,248	724,241,728
Futures Contracts	567,339,980	369,916	567,709,896
Forward Contracts and Others	20,496,769	459,626,436	480,123,205

(1) Includes transactions that have as counterparty B3 S.A. - Brasil, Bolsa, Balcão (B3) and other stock and commodities exchanges.

Notional	Stock Exchanges (1)	Over-the-Counter Market	2024
			Total
Swap	167,924,413	690,353,000	858,277,413
Options	415,336,707	123,243,780	538,580,487
Futures Contracts	781,708,536	3,628,688	785,337,224
Forward Contracts and Others	55,754,746	387,967,510	443,722,256

(1) Includes transactions that have as counterparty B3 S.A. - Brasil, Bolsa, Balcão (B3) and other stock and commodities exchanges.

Consolidated Financial Statements | December 31, 2025 |F - 56

*Values expressed in thousands, except when indicated

a.5) Information on Credit Derivatives

Banco Santander uses credit derivatives with the objectives of performing counterparty risk management and meeting its customers' demands, performing protection purchase and sale transactions through credit default swaps and total return swaps, primarily related to Brazilian sovereign risk securities.

Total Return Swaps – TRS

These are credit derivatives in which the return from the reference obligation is exchanged for a cash flow, and where upon the occurrence of a credit event, the protection buyer typically has the right to receive from the protection seller the equivalent of the difference between the updated value and the fair value of the benchmark obligation at the contract's settlement date.

Credit Default Swaps – CDS

These are credit derivatives where, upon the occurrence of a credit event, the protection buyer is entitled to receive from the protection seller an amount equal to the difference between the face value of the CDS contract and the fair value (fair value) of the benchmark obligation at the settlement date of the contract. In exchange, the seller receives a fee for providing the protection.

Below, the composition of the Credit Derivatives portfolio shown by its reference value.

		2025		2024
	Nominal Value	Nominal Value	Nominal Value	Nominal Value
	Retained Risk	Transferred Risk -	Retained Risk	Transferred Risk -
	Total Return Swap Rate	Credit Swap	Total Return Swap Rate	Credit Swap
Credit Swaps	-	7,950,397	4,421,208	16,153,307
Total	-	7,950,397	4,421,208	16,153,307

During the period, there were no credit events associated with the precipitating factors specified in the contracts.

a.6) Accounting Hedge

There are three types of hedge accounting: Fair Value Hedge, Cash Flow Hedge and Foreing Currency Investments Hedge.

The derivatives used as hedging instruments are represented as follows:

a.6.I ) Fair Value Hedge

The Bank's fair value hedging strategy involves mitigating exposure to fair value fluctuations, specifically regarding interest receipts and payments on recognized assets and liabilities.

The fair value management methodology adopted by the Bank segregates transactions based on risk factors (e.g., BRL/USD exchange rate risk, fixed interest rate risk in BRL, USD exchange rate coupon risk, inflation risk, interest risk, etc.). The transactions generate exposures that are consolidated by risk factor and compared with pre-established internal thresholds.

To mitigate fluctuations in fair value associated with the receipt and payment of interest, the Bank employs interest rate swap contracts concerning fixed-rate assets and liabilities.

The Bank utilizes fair value hedge in the following manner:

Consolidated Financial Statements | December 31, 2025 |F - 57

*Values expressed in thousands, except when indicated

• Designates Foreign Currency Swaps + Coupon versus % CDI and Fixed BRL Interest Rate or contracts USD Futures (DOL, DDI/DI) as a derivative instrument in Hedge Accounting structures, with foreign currency loan operations as the hedged item.

• The Bank maintains an active loan portfolio originated in fixed-rate U.S. Dollars at Santander EFC, whose transactions are recorded in Euros. To manage this currency mismatch, the Bank designates a Foreign Currency Swap, exchanging Floating Euros for Fixed U.S. Dollars, as a hedge against market risk for the corresponding loans.

• The Bank is subject to a pre-fixed interest rate risk stemming from Government Securities (NTN-F and LTN) held within its Financial Assets portfolio, which are measured through Other Comprehensive Income. To manage this risk mismatch, the Bank enters into DI futures contracts on the exchange or engages in interest rate swaps, designating these as derivative instruments within a Hedge Accounting structure.

• The Bank is exposed to IPCA (broad consumer price index) risk stemming from debentures within its available-for-sale securities portfolio. To manage this exposure, the Bank enters into IPCA futures contracts ("DAP") on the exchange and designates them as derivative instruments within a Hedge Accounting structure.

Santander assesses effectiveness requirements through:

• Demonstration of the economic relationship between the hedged item and the hedging instrument through a qualitative test and, if not met, through quantitative tests that compare the market value of the hedged items, corresponding to the hedged risk, with the value of the hedging instruments. Additionally, a quantitative test of the variations in the market values of the hedging instrument and the hedged item is performed prospectively;

• Calculation of the hedge ratio, which corresponds to the ratio between the quantity of items effectively hedged by Santander and the quantity of hedging instruments effectively used;

• Assessment of the predominance of credit risk, carried out through the analysis of the credit risk exposure of the hedged items and the hedging instruments;

In fair value hedges, both gains and losses on hedging instruments and on the hedged items (attributable to the type of risk being hedged) are recognized directly in the consolidated statement of profit or loss.

						12/31/2025
						Hedged
			Hedge Instruments			Items
	Curve		Accounting	Curve		Accounting
Strategies	Value	Fair value	Value	Value	Fair value	Value
Swap Contracts	107,845	1,664,551	1,772,396	108,402	1,664,551	1,772,953
Loan Operations Hedge	42,513	1,166,421	1,208,934	39,902	1,166,421	1,206,323
Securities Hedge	65,332	498,130	563,462	68,500	498,130	566,630
Futures Contracts	588,237	58,383,294	58,971,531	516,518	61,963,365	62,479,883
Loan Operations Hedge	196,301	1,384,510	1,580,811	169,359	1,565,217	1,734,576
Securities Hedge	88,352	52,602,490	52,690,842	70,784	55,116,924	55,187,708
Funding Hedge	303,584	4,396,294	4,699,878	276,375	5,281,224	5,557,599

Consolidated Financial Statements | December 31, 2025 |F - 58

*Values expressed in thousands, except when indicated

						12/31/2024
						Hedged
			Hedge Instruments			Items
	Curve		Accounting	Curve		Accounting
Strategies	Value	Fair value	Value	Value	Fair value	Value
Swap Contracts	30,481	222,625	253,106	10,979	200,658	211,637
Loan Operations Hedge	30,481	222,625	253,106	10,979	200,658	211,637
Future Contracts	160,951	43,416,076	43,577,027	(222,149)	38,332,070	38,109,921
Loan Operations Hedge	156,408	13,238,024	13,394,432	(54,560)	10,017,522	9,962,962
Securities Hedge	(142,206)	25,344,183	25,201,977	213,204	22,504,539	22,717,743
Funding Hedge	146,749	4,833,869	4,980,618	(380,793)	5,810,009	5,429,216
(*)	The Bank employs market risk hedging strategies, the targets of which are assets in its portfolio, which is why we present the liabilities side of the respective instruments. For structures that have futures as instruments, we provide the balance of the daily adjustment calculated, recorded in the off-balance sheet account.

a.6.II) Cash Flow Hedge

The Bank's cash flow hedging strategies consist of hedging against exposure to fluctuations in cash flows, interest payments, and currency exchange rates, which are attributable to changes in interest rates affecting recognized assets and liabilities, as well as exchange rate fluctuations impacting unrecognized assets and liabilities.

The Bank utilizes cash flow hedge in the following manner:

• The Bank engages in active swaps indexed to fixed US Dollars and liabilities in foreign currency, designating these as hedging instruments within a Cash Flow Hedge structure, where the hedged items are foreign currency loans negotiated with third parties via its offshore branches and Brazilian external debt securities measured at amortized cost.

• The Bank enters into Dollar Futures or DDI + DI Futures (Synthetic Dollar Futures) contracts and designates them as hedging instruments within a Cash Flow Hedge structure, where the hedged items are the Bank's portfolio of Dollar-denominated loans and Promissory Notes in the available-for-sale securities portfolio measured at Fair Value Through Other Comprehensive Income.

• The Bank maintains a portfolio of assets indexed to the Euro and traded in offshore branches. In the transaction, the value of the asset in Euros will be converted to Dollars at the exchange rate specified in the foreign exchange contract for the transaction. After this conversion, the principal amount of the transaction, now denominated in Dollars, will be adjusted by either a floating or a fixed rate. The assets will be hedged with a Cross-Currency Swap to transfer the Euro risk to LIBOR + Coupon.

Santander assesses effectiveness requirements through:

• Demonstration of the economic relationship between the hedged item and the hedging instrument through a qualitative test and, if not met, through quantitative tests that compare the market value of the hedged items, corresponding to the hedged risk, with the value of the hedging instruments. Additionally, a quantitative test of the variations in the market values of the hedging instrument and the hedged item is performed prospectively;

• Calculation of the hedge ratio, which corresponds to the ratio between the quantity of items effectively hedged by Santander and the quantity of hedging instruments effectively used;

• Assessment of the predominance of credit risk, carried out through the analysis of the credit risk exposure of the hedged items and the hedging instruments;

Consolidated Financial Statements | December 31, 2025 |F - 59

*Values expressed in thousands, except when indicated

In this hedging strategy, the effectiveness tests are conducted by comparing two proxies, one for the hedged item and another for the hedging instrument.

The hedged item proxy is a "conceptual" swap, where the passive leg mimics the part of the Stable Portion intended for protection, and the active pre-fixed leg mirrors the set of futures designated as the hedge, consistent with the market rates on the hedge designation day. The hedge instrument proxy is a "conceptual" swap, in which the active leg consists of the number of futures contracts designated as the hedge, and the passive pre-fixed leg represents the rate negotiated at the acquisition of these contracts. The proxy remains stable throughout the strategy as the contracts are held to maturity.

Any ineffectiveness is recognized in the income statement under the line item "Gains (losses) on financial assets and liabilities (net)."

In cash flow hedges, the effective portion of the change in the fair value of the hedging instrument is temporarily recognized in equity under the line item "Other Comprehensive Income - Cash Flow Hedges" (note 25) until the projected transactions take place. At that point, this portion is recognized in the consolidated statements of income, except if the projected transactions result in the recognition of non-financial assets or liabilities, in which case this portion will be included in the cost of the financial asset or liability. The ineffective portion of the change in the value of foreign exchange hedging derivatives is recognized directly in the consolidated statements of income. Furthermore, the ineffective portion of gains and losses on cash flow hedge instruments in a foreign operation is directly recognized in "Gains (losses) on financial assets and liabilities (net)" in the consolidated income statements.

	2025		2024
Hedge Structure	Effective Portion Accumulated	Portion Ineffective	Effective Portion Accumulated	Portion Ineffective
Cash Flow Hedge
CDB	(367,808)	-	511,175	-
Total	(367,808)	-	511,175	-

Consolidated Financial Statements | December 31, 2025 |F - 60

*Values expressed in thousands, except when indicated

					12/31/2025
					Hedge Instruments	Hedge Object
	Curve		Adjustment to	Curve		Accounting
Strategies	Value	Fair value	Fair value	Value	Fair value	Value
Future Contracts	(626,619)	77,325,400	76,698,781	(566,771)	76,258,560	75,691,789
Hedge of Securities	(250,800)	7,115,000	6,864,200	(244,504)	6,048,160	5,803,656
Funding Hedge	(375,819)	70,210,400	69,834,581	(322,267)	70,210,400	69,888,133

					12/31/2024
					Hedge Instruments	Hedge Object
	Curve	Accounting	Adjustment to	Curve	Market	Accounting
Strategies	Value	Value - liability	Fair value	Value	Value	Value
Future Contracts	(5,610)	79,915,645	79,910,035	(177,822)	77,474,456	77,296,634
Credit Operations Hedge	(73,277)	1,639,466	1,566,189	8,011	730,322	738,333
Hedge of Securities	(40,187)	35,717,857	35,677,670	56,491	27,556,993	27,613,484
Funding Hedge	107,854	42,558,322	42,666,176	(242,324)	49,187,141	48,944,817

a.6) Derivative Financial Instruments - Margins Pledged as Guarantee

The margin provided as collateral for trading at B3 S.A. involving proprietary and third-party derivative financial instruments is composed of federal government securities.

Reference Value	2025	2024
Financial Treasury Bills - LFT	18,735,636	23,592,560
National Treasury Bills - LTN	15,971,113	6,891,750
National Treasury Notes - NTN	7,063,913	4,775,236
Total	41,770,662	35,259,546

Consolidated Financial Statements | December 31, 2025 |F - 61

*Values expressed in thousands, except when indicated

b) Short Positions

On December 31, 2025, the balance of short positions totaled 49,380,059 (2024 - 39,396,666 ), which includes the value of financial liabilities resulting from the direct sale of financial assets purchased through resale commitments or borrowed.

Consolidated Financial Statements | December 31, 2025 |F - 62

*Values expressed in thousands, except when indicated

9.	Loans and advances to customers

a) Breakdown

The breakdown of the balances under the "Loans and Advances to Customers" line item in the consolidated balance sheets is as follows:

Thousand of Reais	2025	2024
Classification:
Financial assets measured at fair value through profit or loss	6,413,587	4,911,803
Financial assets measured at amortized cost	558,134,969	561,178,111
Comprising:
Loans and advances to customers at amortized cost	595,626,402	594,776,041
Allowance for loan losses due to impairment	(37,491,433)	(33,597,930)
Loans and advances to customers, net	564,548,556	566,089,914
Loans and advances to customers, gross	602,039,989	599,687,844

Thousand of Reais	2025	2024
Type:
Loan operations (1)	582,482,877	573,391,121
Leasing operations	3,601,894	3,343,208
Other receivables (2)	15,955,218	22,953,515
Total	602,039,989	599,687,844

(1) Includes loans, financings, and other forms of credit with credit characteristics.

(2) These operations primarily relate to Foreign Exchange Transactions and Other Receivables with credit granting characteristics.

Note 43-d provides details on the residual maturity periods of financial assets measured at amortized cost. There are no significant loans and advances to customers lacking fixed maturity dates.

b) Detail

The following are the details, by condition and type of credit, borrower segment, and interest rate formula, of the loans and advances to customers, which reflect the Bank's exposure to credit risk in its core activity, gross of impairment losses:

Thousand of Reais	2025	2024
Loan borrower sector:
Commercial, and industrial	246,928,344	241,177,143
Real Estate Credit - Construction	70,157,866	64,820,223
Loans to Individuals	281,358,799	290,347,270
Leasing	3,594,980	3,343,208
Total	602,039,989	599,687,844

Thousand of Reais	2025	2024
Interest Rate Formula:
Fixed interest rate	422,138,647	427,753,814
Floating interest rate	179,901,342	171,934,030
Total	602,039,989	599,687,844

								2025
Borrower Segment by Maturity	Less than 1 year	% of total	Between 1 and 5 years	% of total	More than 5 years	% of total	Total	% of total

Commercial and Industrial	162,251,019	50.41%	78,660,984	39.14%	6,016,340	7.60%	246,928,343	41.02%
Real Estate Credit	6,004,680	1.87%	13,062,231	6.50%	51,090,956	64.54%	70,157,867	11.65%
Loans to Individuals	152,094,746	47.25%	107,265,821	53.37%	21,998,232	27.79%	281,358,799	46.73%
Leasing	1,531,276	0.48%	2,010,021	1.00%	53,683	0.07%	3,594,980	0.60%
Loans and advances to customers, gross	321,881,721	100.00%	200,999,057	100.00%	79,159,211	100.00%	602,039,989	100.00%

Consolidated Financial Statements | December 31, 2025 |F - 63

*Values expressed in thousands, except when indicated

								2024
Borrower Segment by Maturity	Less than 1 year	% of total	Between 1 and 5 years	% of total	More than 5 years	% of total	Total	% of total

Commercial and Industrial	161,568,313	50.37%	75,022,533	37.55%	4,586,297	5.79%	241,177,143	40.22%
Real Estate Credit	5,426,403	1.69%	12,241,469	6.13%	47,152,351	59.58%	64,820,223	10.81%
Loans to Individuals	152,201,789	47.45%	110,761,071	55.44%	27,384,410	34.60%	290,347,270	48.42%
Leasing	1,577,662	0.49%	1,743,417	0.87%	22,129	0.03%	3,343,208	0.56%
Loans and advances to customers, gross	320,774,167	100.00%	199,768,490	100.00%	79,145,187	100.00%	599,687,844	100.00%

Thousand of Reais	2025	2024

By Maturity
Under 1 year	321,881,721	320,774,167
From 1 and 5 years	200,999,058	199,768,490
Over 5 years	79,159,210	79,145,187
Loans and advances to customers, gross	602,039,989	599,687,844

By Internal risk classification
Low	411,269,061	443,671,010
Medium-low	135,638,317	105,285,608
Medium	18,147,181	16,421,302
Medium - high	11,600,825	11,575,874
High	25,384,605	22,734,050
Loans and advances to customers, gross	602,039,989	599,687,844

Consolidated Financial Statements | December 31, 2025 |F - 64

*Values expressed in thousands, except when indicated

c) Impairment losses

The tables below present the reconciliations of the opening and closing balances of the provision for losses, segmented by financial instrument category. The terms "expected loan losses in 12 months," "expected loan losses over the useful life," and "impairment losses" are clarified in the note on accounting practices.

The changes in provisions for impairment losses in the balances of the item "Financial assets measured at amortized cost" are as follows:

Thousand of Reais				2025
	Stage 1	Stage 2	Stage 3
	Expected loan losses in 12 months	Expected loan losses over the useful life not subject to impairment	Expected loan losses over the useful life subject to impairment	Total
Balance at the beginning of the fiscal year	4,183,653	5,424,192	26,061,062	35,668,907
Impairment losses recognized in profit or loss	527,869	4,717,689	22,246,808	27,492,366
Transfers between stages	646,591	3,857,430	18,838,120	23,342,141
Changes during the period	(118,722)	860,259	3,408,688	4,150,225
Comprising:
Commercial and Industrial	1,532,673	26,131	5,999,012	7,557,816
Real Estate Credit - Construction	(195,394)	28,444	456,924	289,974
Loans to Individuals	(811,317)	4,657,792	15,785,122	19,631,597
Leasing	1,907	5,322	5,751	12,980
Changes by Stage	(805,984)	(3,047,008)	3,852,992	-
Write-off of impaired balances recognized in loss provisions	-	-	(22,502,647)	(22,502,647)
Comprising:
Commercial and Industrial	-	-	(4,949,687)	(4,949,687)
Real Estate Credit - Construction	-	-	(120,837)	(120,837)
Loans to Individuals	-	-	(17,428,285)	(17,428,285)
Leasing	-	-	(3,838)	(3,838)
Foreign Exchange Fluctuation	12,867	6,431	16,255	35,553
Balance at the end of the fiscal year	3,881,814	7,082,727	29,729,641	40,694,182
Comprising:
Loans and advances to Customers	3,610,101	6,685,874	27,195,458	37,491,433
Loans and other receivables from credit institutions (Note 5)	926	-	-	926
Provision for debt instruments (Note 6)	270,787	396,853	2,534,183	3,201,823
Recoveries of previously written-off loans	-	-	1,415,408	1,415,409
Comprising:
Commercial and Industrial	-	-	520,446	520,446
Real Estate Credit - Construction	-	-	90,756	90,756
Loans to Individuals	-	-	801,882	801,882
Leasing	-	-	2,325	2,325
Discount Granted	-	-	(3,462,905)	(3,462,905)

Consolidated Financial Statements | December 31, 2025 |F - 65

*Values expressed in thousands, except when indicated

Thousand of Reais				2024
	Stage 1	Stage 2	Stage 3
	Expected loan losses in 12 months	Expected loan losses over the useful life not subject to impairment	Expected loan losses over the useful life subject to impairment	Total
Balance at the beginning of the fiscal year	3,551,060	5,809,160	25,791,851	35,152,071
Impairment losses recognized in profit or loss	3,596,815	4,407,546	17,969,153	25,973,514
Transfers between stages	(1,090,735)	2,055,390	17,064,748	18,029,403
Changes during the period	4,687,550	2,352,156	904,405	7,944,111
Comprising:
Commercial and Industrial	325,319	810,188	4,894,190	6,029,697
Real Estate Credit - Construction	(153,110)	135,523	265,825	248,238
Loans to Individuals	3,423,858	3,460,624	12,796,319	19,680,801
Leasing	747	1,210	12,821	14,778
Changes by Stage	(2,941,647)	(4,780,338)	7,721,985	-
Write-off of impaired balances recognized in loss provisions	-	-	(25,401,779)	(25,401,779)
Comprising:
Commercial and Industrial	-	-	(7,447,925)	(7,447,925)
Real Estate Credit - Construction	-	-	(76,697)	(76,697)
Loans to Individuals	-	-	(17,875,232)	(17,875,232)
Leasing	-	-	(1,925)	(1,925)
Foreign Exchange Fluctuation	(22,575)	(12,176)	(20,148)	(54,899)
Balance at the end of the fiscal year	4,183,653	5,424,192	26,061,062	35,668,907
Comprising:
Loans and advances to Customers	4,047,725	5,369,369	24,180,836	33,597,930
Loans and other receivables from credit institutions (Note 5)	1,421	-	-	1,421
Provision for debt instruments (Note 6)	134,507	54,823	1,880,226	2,069,556
Recoveries of previously written-off loans	-	-	993,906	993,906
Comprising:
Commercial and Industrial	-	-	49,838	49,838
Real Estate Credit - Construction	-	-	396,276	396,276
Loans to Individuals	-	-	542,986	542,986
Leasing	-	-	4,806	4,806
Discount Granted	-	-	(3,504,422)	(3,504,422)

Consolidated Financial Statements | December 31, 2025 |F - 66

*Values expressed in thousands, except when indicated

Thousand of Reais	2025	2024
Balance at the beginning of the fiscal year	35,668,907	35,152,071
Impairment losses recognized in profit or loss	27,492,366	25,973,514
Comprising:
Commercial and Industrial	7,557,815	6,029,697
Real Estate Credit - Construction	289,974	248,238
Loans to Individuals	19,631,597	19,680,801
Leasing	12,980	14,778
Write-off of impaired balances recognized in loss provisions	(22,502,647)	(25,401,779)
Comprising:
Commercial and Industrial	(4,949,687)	(7,447,925)
Real Estate Credit - Construction	(120,837)	(76,697)
Loans to Individuals	(17,428,285)	(17,875,232)
Leasing	(3,838)	(1,925)
Foreign Exchange Fluctuation	35,553	(54,899)
Balance at the end of the fiscal year	40,694,182	35,668,907
Comprising:
Loans and advances to Customers	37,491,433	33,597,930
Loans and other receivables from credit institutions (Note 5)	926	1,421
Provision for debt instruments (Note 6)	3,201,823	2,069,556
Recoveries of previously written-off loans	1,415,409	993,906
Comprising:
Commercial and Industrial	520,446	396,276
Real Estate Credit - Construction	90,756	49,838
Loans to Individuals	801,882	542,986
Leasing	2,325	4,806

Considering the amounts recognized in "Impairment losses recognized in profit or loss," "Recoveries of previously written-off loans," and "Discount Granted," the "Impairment Losses on Financial Assets - Financial Assets Measured at Amortized Cost" totaled on December 31, 2025, R$29,539,862 (2024 – R$28,484,030 and 2023 – R$28,008,086).

Considering the plan to update the impairment provision calculation models, to be implemented during the second half of 2025, the recognized balance of supplementary provision (post model adjustment) is R$ 1,362 million (R$ 749 million, net of taxes) as of December 31, 2025, to meet the update of macroeconomic parameters and other relevant parameters of the Bank's impairment provision calculation models, in accordance with IFRS 9, which resulted in higher provisions, reflecting a more complex economic environment expected.

The balances of the provisions for impairment losses by borrower segment are as follows:

Thousand of Reais	2025	2024
Commercial and industrial	13,121,033	10,512,903
Real estate - Construction	759,020	589,884
Installment loans to individuals	26,784,341	24,545,476
Lease financing	29,788	20,644
Total	40,694,182	35,668,907

d) Impaired assets

The details of the changes in the balance of financial assets classified as "Financial assets measured at amortized cost - Loans and advances to customers" and "Debt Instrument", which are recognized at amortized cost and identified as non-recoverable (as defined in note 1.h) due to credit risk, are as follows:

Thousand of Reais	2025	2024	2023
Balance at the start of the period	42,242,354	39,886,905	39,223,835
Net Additions	30,132,275	30,069,416	30,393,982
Written-off Assets	(23,474,917)	(27,713,967)	(29,730,912)
Balance at the end of the fiscal year	48,899,712	42,242,354	39,886,905

Consolidated Financial Statements | December 31, 2025 |F - 67

*Values expressed in thousands, except when indicated

Below are the details of impaired financial assets, classified by maturity date:

Thousand of Reais	2025	2024
With balances not yet due or maturing within 3 Months	26,313,437	23,183,630
With outstanding balances of:
3 to 6 Months	7,290,728	5,591,700
6 to 12 Months	10,988,860	9,564,597
12 to 18 Months	2,843,758	2,018,442
18 to 24 Months	667,280	750,668
More than 24 Months	795,649	1,133,317
Total	48,899,712	42,242,354

Thousand of Reais	2025	2024
By borrower segment:
Commercial and Industrial	17,291,310	13,175,496
Real Estate Credit - Construction	1,808,673	1,736,049
Loans to Individuals	29,779,108	27,283,775
Leasing	20,621	47,034
Total	48,899,712	42,242,354

e) Loans overdue for less than 90 days and not classified as impaired on the specified dates

Thousand of Reais	2025	% of total loans overdue for less than 90 days	2024	% of total loans overdue for less than 90 days
Commercial, Financial and Industrial	7,238,755	24.71%	7,439,903	25.97%
Real Estate Credit - Construction	6,693,601	22.85%	6,046,747	21.11%
Installment Loans to Individuals	15,331,081	52.34%	15,123,824	52.79%
Financial Leasing	30,247	0.10%	37,325	0.13%
Total (1)	29,293,684	100.00%	28,647,799	100.00%
(1)	Refers exclusively to loans between 1 and 90 days.

Consolidated Financial Statements | December 31, 2025 |F - 68

*Values expressed in thousands, except when indicated

f) Leasing

Breakdown by maturity

Gross investment in lease transactions

Thousand of Reais	2025	2024
Overdue	17,221	8,581
Due:
Within 1 year	224,459	1,456,825
In 1 to 5 years	3,052,723	2,294,813
In over 5 years	306,293	26,684
Total	3,600,696	3,786,903

g) Transfer of financial assets with retention of risks and benefits

On December 31, 2025, the balance recorded in "Loans and Advances to Customers" pertaining to assigned operations was R$16,768 (2024 - R$21,024 ).

The assignment transaction was executed with a joint obligation clause, mandating compulsory repurchase in the following circumstances:

-	contracts in default for a period exceeding 90 consecutive days;
-	contracts subject to renegotiation;
-	contracts subject to portability, in accordance with Resolution No. 3,401 of Brazil's National Monetary Council ("CMN");
-	contracts subject to intervention.

10.	Non-current assets held for sale

On December 31, 2025, 2024 and 2023, the total value of non-current assets held for sale included assets not in use and other tangible assets. The change in the line item "Non-current assets held for sale" is as follows:

Thousand of Reais	2025	2024	2023
Balance at the beginning of the fiscal year	1,146,390	1,097,212	909,546
Loan enforcements - repossession of assets	1,025,296	716,846	591,126
Capital Increase in Entities Held for Sale	-	-	44,079
Disposals	(663,570)	(667,668)	(447,539)
Balance at the end of the fiscal year, gross	1,508,116	1,146,390	1,097,212
Provision for impairment losses (1)	(94,901)	(104,117)	(183,140)
Provision as a percentage of enforced assets	6.29%	9.08%	16.69%
Balance at the end of the fiscal year	1,413,215	1,042,273	914,072
(1)	In 2025, it includes the amount of R$28,611 (2024 – R$47,381 and 2023– R$76,321) from the reversal of provisions for depreciation on properties, established based on appraisal reports prepared by a specialized external consultancy, accounted for as provision for impairment losses.

Consolidated Financial Statements | December 31, 2025 |F - 69

*Values expressed in thousands, except when indicated

11.	Investments in associates and joint ventures

Jointly-controlled entities

Banco Santander and its subsidiaries classify investments as joint control when they have shareholder agreements that require strategic, financial, and operational decisions to receive unanimous consent from all investors.

Significant Influence

Entities in which the Bank directly or indirectly holds significant influence are considered affiliated, characterized by the ability to participate in decisions regarding the financial and operational policies of the investee, without, however, exercising individual or joint control. Significant influence may arise from shareholding (presumed when it represents 20% or more of the affiliate's voting power) or from other factors, such as participation in governance bodies or relevant agreements between shareholders.

a) Breakdown

			Equity interest in %
	Activity	Country	2025	2024
Jointly Controlled by Banco Santander
Banco RCI Brasil S.A.	Bank	Brasil	39.89%	39.89%
Estruturadora Brasileira de Projetos S.A. - EBP (1)(2)	Other Activities	Brasil	11.11%	11.11%
Gestora de Inteligência de Crédito (1)	Credit Bureau	Brasil	15.56%	15.56%
Jointly controlled companies of Santander Corretora de Seguros
Hyundai Corretora de Seguros	Insurance Brokerage	Brasil	50.00%	50.00%
Subsidiary of Webmotors S.A.
Loop Gestão de Pátios S.A. (Loop)	Services	Brasil	51.00%	51.00%
Car10 Tecnologia e Informação S.A. (Car10)	Technology	Brasil	66.67%	66.67%
Subsidiary of Car10 Tecnologia e Informação S.A.
Pag10 Fomento Mercantil Ltda.	Technology	Brasil	100.00%	100.00%
Subsidiary of Tecnologia Bancária S.A.
Tbnet Comércio, Locação e Administração Ltda. (Tbnet)	Other Activities	Brasil	100.00%	100.00%
TecBan Serviços Integrados Ltda.	Other Activities	Brasil	100.00%	100.00%
Subsidiary of Tbnet
Tbforte Segurança e Transporte de Valores Ltda. (Tbforte)	Other Activities	Brasil	100.00%	100.00%
Significant Influence of Banco Santander
Núclea S.A.	Other Activities	Brasil	17.53%	17.53%
Pluxee Beneficios Brasil S.A. (3)	Benefits	Brasil	20.00%	20.00%
Santander Auto S.A.	Other Activities	Brasil	50.00%	50.00%
Significant Influence of Santander Corretora de Seguros
Tecnologia Bancária S.A. - TECBAN (1)	Other Activities	Brasil	18.98%	18.98%
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A	Other Activities	Brasil	18.35%	20.00%
Biomas - Serviços Ambientais, Restauração e Carbono S.A.	Other Activities	Brasil	16.66%	16.66%
Webmotors S.A.	Other Activities	Brasil	30.00%	30.00%

Consolidated Financial Statements | December 31, 2025 |F - 70

*Values expressed in thousands, except when indicated

	Investments
	2025	2024
Jointly Controlled by Banco Santander	534,505	644,426
Banco RCI Brasil S.A.	485,793	591,951
Estruturadora Brasileira de Projetos S.A. - EBP	428	387
Gestora de Inteligência de Crédito	48,284	52,088
Jointly Controlled by Santander Corretora de Seguros	3,492	2,307
Hyundai Corretora de Seguros	3,492	2,307
Significant Influence of Banco Santander	2,370,206	2,422,571
Núclea S.A.	314,434	306,521
Pluxee Benefícios Brasil S.A. (3)	1,933,758	2,059,643
Santander Auto S.A.	56,745	56,407
FIDC Creditórios Multisegmentos NPL Ipanema X Responsabilidade Limitada	65,269	—
Significant Influence of Santander Corretora de Seguros	608,891	570,872
Tecnologia Bancária S.A. - TECBAN (1)	250,552	248,951
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A	47,321	41,027
BIOMAS – Serviços Ambientais, Restauração e Carbono S.A.	3,946	2,923
Webmotors S.A.	307,072	277,971
Total	3,517,094	3,640,176
(1)	Entities with a one-month lag in equity method accounting. For the recognition of equity method income, the financial position as of 12/31/2025 was utilized on 11/30/2025.
(2)	Despite holding a stake of less than 20%, the Bank exercises joint control over the entity with the other majority shareholders, through a shareholders' agreement that stipulates no business decision can be made by a single shareholder, that is, decisions require the unanimous consent of the parties sharing control.”
(3)	The balance of the transaction for the acquisition of a stake in Pluxee includes its investment in its benefits subsidiary, Pluxee Instituição de Pagamento S.A. (Current name of “Ben Benefícios e Serviços Instituição de Pagamentos S.A”) and goodwill generated by expected future profitability, as per terms described in Note 3.i.

	Equity method results
	2025	2024	2023
Jointly Controlled by Banco Santander	134,304	91,247	60,813
Banco RCI Brasil S.A.	138,067	95,674	66,229
Núclea S.A.	-	-	-
Estruturadora Brasileira de Projetos S.A. - EBP	41	(8)	20
Gestora de Inteligência de Crédito	(3,804)	(4,419)	(5,436)

	Equity method results
	2025	2024	2023
Jointly Controlled by Santander Corretora de Seguros	1,197	700	353
Webmotors S.A.	-	-	-
Hyundai Corretora de Seguros	1,197	700	353

Significant Influence of Banco Santander	253,276	184,987	128,414
Núclea S.A.	111,109	106,160	109,223
Pluxee Benefícios Brasil S.A.	110,797	53,039	-
Santander Auto S.A.	36,489	25,788	19,191
FIDC Creditórios Multisegmentos NPL Ipanema X Responsabilidade Limitada	(5,119)	—	—
Significant Influence of Santander Corretora de Seguros	69,536	36,052	49,656
Tecnologia Bancária S.A. - TECBAN	1,633	2,868	2,435
PSA Corretora de Seguros e Serviços Ltda.	-	-	1,925
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A	6,294	(1,538)	2
BIOMAS – Serviços Ambientais, Restauração e Carbono S.A.	(6,476)	(5,663)	(1,415)
Webmotors S.A.	68,085	40,385	46,709
Total	458,313	312,986	239,236

Consolidated Financial Statements | December 31, 2025 |F - 71

*Values expressed in thousands, except when indicated

			2025
	Total assets	Total liabilities	Total Income
Jointly Controlled by Banco Santander	15,623,855	15,303,124	322,033
Banco RCI Brasil S.A.	14,406,307	14,060,196	346,111
Estruturadora Brasileira de Projetos S.A. - EBP	3,889	3,876	369
Gestora de Inteligência de Crédito	1,213,660	1,239,052	(24,447)
Jointly Controlled by Santander Corretora de Seguros	3,169,143	3,184,741	(45,238)
Tecnologia Bancária S.A. - TECBAN	2,836,231	2,797,987	8,603
Hyundai Corretora de Seguros Ltda.	11,069	8,676	2,393
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A	279,750	295,046	(15,295)
BIOMAS – Serviços Ambientais, Restauração e Carbono S.A.	42,093	83,032	(40,939)
Significant Influence of Banco Santander	11,271,921	9,932,267	1,260,785
Núclea S.A.	2,164,151	1,524,528	633,822
Pluxee Benefícios Brasil S.A.	8,419,988	7,792,935	553,985
Santander Auto S.A.	687,782	614,804	72,978
Significant Influence of Santander Corretora de Seguros	846,681	614,883	226,950
Webmotors S.A.	846,681	614,883	226,950
Total	30,911,600	29,035,015	1,764,530

			2024
	Total assets	Total liabilities	Total Income
Jointly Controlled by Banco Santander	14,064,120	13,920,211	212,081
Banco RCI Brasil S.A.	12,806,942	12,663,035	239,839
Estruturadora Brasileira de Projetos S.A. - EBP	1,784	1,783	1
Gestora de Inteligência de Crédito	1,255,393	1,255,393	(27,759)
Jointly Controlled by Santander Corretora de Seguros	3,003,077	3,034,120	(31,043)
Tecnologia Bancária S.A. - TECBAN	2,752,924	2,755,450	(2,526)
Hyundai Corretora de Seguros Ltda.	7,152	5,753	1,399
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A	211,773	211,538	235
BIOMAS – Serviços Ambientais, Restauração e Carbono S.A.	31,228	61,379	(30,151)
Significant Influence of Banco Santander	11,442,660	10,558,737	883,923
Núclea S.A.	2,779,787	2,212,634	567,153
Santander Auto S.A.	422,852	371,276	51,576
Significant Influence of Santander Corretora de Seguros	634,889	510,446	124,443
Webmotors S.A.	634,889	510,446	124,443
Total	29,144,746	28,023,514	1,189,405

The Bank does not have guarantees granted to companies with joint control and significant influence.

The Bank does not have contingent liabilities with significant possible risk of loss related to investments for companies with joint control and significant influence.

Consolidated Financial Statements | December 31, 2025 |F - 72

*Values expressed in thousands, except when indicated

b) Changes

The changes in the balance of this item in the years ended December 31, 2025 and 2024 were:

	2025	2024
Jointly Controlled by Banco Santander
Balance at the beginning of the fiscal year	975,731	878,944
Change in corporate participation	-	-
Addition/(disposal)	-	186
Capital decreases/reduction	-	-
Equity method results	135,501	91,947
Dividends	(279,091)	(81,467)
Adjustment to fair value	34,854	86,121
Balance at the end of the fiscal year	866,995	975,731
Significant Influence of Banco Santander
Balance at beginning of year	2,664,444	730,836
Change in corporate participation	70,388	-
Equity method results	322,812	221,039
Dividends	(347,427)	(297,832)
Addition/(disposal) (1)	7,500	2,011,369
Capital decreases/reduction	28	(2,364)
(-) Amortization	(94,543)	-
Adjustment to fair value	(1,142)	1,396
Balance at the end of the fiscal year	2,650,098	2,664,444

(1)	Transaction for the acquisition of a stake in Pluxee Benefícios Brasil S.A.
(2)	Amortization of goodwill recognized in the acquisition of an interest in non-controlled companies is allocated to the investment, as provided for in current accounting standards.

c) Impairment losses

No impairment losses were recognized for the non-recovery of investments in associates and joint ventures in 2025 and 2024.

d) Other information

Details on the main jointly-controlled entities:

•	Banco RCI Brasil S.A.: Incorporated as a joint-stock company and headquartered in the state of Paraná, its main objective is to engage in investment, leasing, credit, financing, and investment activities, aimed at fostering the growth of automakers Renault and Nissan in the Brazilian market, with a primary focus on financing and leasing to end consumers. It is a financial institution that is part of the RCI Banque Group and the Santander Conglomerate, with its operations being executed within a framework of institutions that operate in an integrated manner in the financial market. In accordance with the Shareholders' Agreement, the key decisions affecting this company are made jointly by Banco Santander and other controlling shareholders.

	2025	2024
	Banco RCI Brasil	Banco RCI Brasil
Assets	13,984,420	12,276,584
Liabilities	(12,767,790)	(10,782,915)
Cash and Cash Equivalents	350,232	336,955
Depreciation and amortization	(2,080)	(1,937)
Income	680,804	772,324
Interest income	2,164,109	1,891,374
Interest expenses	(1,483,305)	(1,119,050)
Income / (Expense) from Income Tax	(260,142)	(139,420)
Current Liabilities (excluding Trading, Other Liabilities, and Provisions)	(5,161,615)	(4,698,162)
Non-Current Liabilities (excluding Trading, Other Liabilities, and Provisions)	(7,606,175)	(6,084,753)

Consolidated Financial Statements | December 31, 2025 |F - 73

*Values expressed in thousands, except when indicated

12.	Tangible assets

The Bank's tangible assets consist of fixed assets for its own use. The Bank does not hold any tangible assets as investment property nor are any assets leased under operating lease arrangements.

a) Breakdown

The detail, by class of asset, of the tangible assets in the consolidated balance sheets is as follows:

Thousand of Reais
Cost	Land and buildings	Furniture, Equipment, and Vehicles	Leased Fixed Assets	Facilities	Improvements to third party properties	Fixed Assets in Progress	Total
Balance on December 31, 2023	2,644,882	7,896,258	3,266,685	1,870,381	4,075,464	110,171	19,863,841
Additions	440	450,877	130,696	29,535	138,179	105,267	854,994
Write-off	(47,160)	(516,980)	-	(133,840)	(650,968)	(394)	(1,349,342)
Cancellation of lease agreements	-	-	(601,124)	-	-	-	(601,124)
Transfers	-	82,214	-	7,169	20,306	(109,689)	-
Balance on December 31, 2024	2,598,162	7,912,369	2,796,257	1,773,245	3,582,981	105,355	18,768,369

Additions	-	307,624	361,295	33,709	80,028	138,705	921,361
Write-off	(83,429)	(1,736,033)	(17,915)	(121,931)	(614,920)	(171)	(2,574,398)
Cancellation of lease agreements	-	-	(1,324,249)	-	-	-	(1,324,249)
Transfers	(4,421)	51,558	-	27,566	30,441	(105,143)	-
Balance on December 31, 2025	2,510,312	6,535,519	1,815,388	1,712,588	3,078,529	138,746	15,791,082

Accumulated depreciation	Land and buildings	Furniture, Equipment, and Vehicles	Leased Fixed Assets	Facilities	Improvements to third party properties	Fixed Assets in Progress	Total
Balance on December 31, 2023	(1,033,630)	(5,386,398)	(1,873,759)	(1,427,031)	(3,052,923)	-	(12,773,741)
Additions	(84,982)	(831,244)	(390,712)	(89,836)	(189,503)		(1,586,277)
Write-off	39,899	429,930	527,577	115,207	504,441		1,617,054
Balance on December 31, 2024	(1,078,713)	(5,787,712)	(1,736,894)	(1,401,660)	(2,737,985)	-	(12,742,964)

Additions	(69,933)	(491,174)	(294,817)	(83,263)	(147,848)	-	(1,087,034)
Write-off	23,460	1,553,784	933,570	100,465	476,303	-	3,087,582
Balance on December 31, 2025	(1,125,186)	(4,725,102)	(1,098,140)	(1,384,458)	(2,409,529)	-	(10,742,416)

Impairment losses:
Balance on December 31, 2023	(4,537)	-	-	-	-	-	(4,537)

Impacts on results	1,034						1,034
Balance on December 31, 2024	(3,503)	-	-	-	-		(3,503)

Impacts on results	970	-	-	-	-		970
Balance on December 31, 2025	(2,533)	-	-	-	-		(2,533)

Book Value
Balance on December 31, 2024	1,515,947	2,124,655	1,059,363	371,585	844,996	105,354	6,021,900
Balance on December 31, 2025	1,382,593	1,810,417	717,247	328,130	669,000	138,746	5,046,133

Consolidated Financial Statements | December 31, 2025 |F - 74

*Values expressed in thousands, except when indicated

Depreciation expenses were recorded under the “Depreciation and Amortization” line item in the income statement.

b) Impairment losses

For the period ended December 31, 2025, an impairment expense of R$20,001 (12/31/2024 – R$14,720) and loss due to obsolescence and discontinuation of fixed assets in the amount of R$268,868 (12/31/2024 - R$231,088)

c) Commitment to purchase tangible assets

As of December 31, 2025, the Bank had no contractual commitments for the acquisition of tangible assets.

13.	Intangible assets - Goodwill

Goodwill represents the surplus between the acquisition cost and the Bank's share in the net fair value of the acquired entity's assets, liabilities, and contingent liabilities. When this excess is negative (negative goodwill), it is immediately recognized in the income statement. In accordance with IAS 36, goodwill is tested annually for impairment or whenever there are indications of impairment to the cash-generating unit to which it has been allocated. Goodwill is recorded at its cost minus accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses from the disposal of an entity include the carrying amount of the goodwill associated with the entity sold.

The recorded goodwill is subject to impairment testing (note 2.n.i). The Bank's main goodwill, as shown in the table below, is due to the acquisition of Banco Real and has been allocated according to the operating segment (note 44).

For the year 2025, we present the assumptions used and results obtained in the recoverability tests of the Group's main goodwill.

		Banco Real
	2025	2024
Main assumptions:
Criteria for determining the recoverable amount	Value in use: cash flows
Period of cash flow projections (1)	5 years	5 years
Perpetual growth rate (1)	4.0%	4.5%
Pre-tax discount rate (2)	18.5%	20.8%
Discount rate (2)	12.2%	13.6%

	Em dia	Toro Corretora
	2025	2025
Main assumptions:
Criteria for determining the recoverable amount	Value in use: cash flows
Period of cash flow projections (1)	5 years	5 years
Perpetual growth rate (1)	3.6%	3.6%
Discount rate (2)	13.8%	14.5%

(1) Cash flow projections are based on the internal budget and management’s growth plans, taking into account historical data, expectations, and market conditions, including industry growth, interest rates, and inflation rates.

(2) The discount rate is determined based on the Capital Asset Pricing Model (CAPM).

Thousand of Reais	2025	2024
Breakdown
Banco ABN Amro Real S.A. (Banco Real)	27,217,566	27,217,566
Em Dia Serviços Especializados em Cobranças Ltda. (Current name of Liderança Serviços Especializados em Cobranças LTDA.)	184,447	184,447
Toro Corretora de Títulos e Valores Mobiliários LTDA	160,770	160,770
Olé Consignado (Current name of Banco Bonsucesso Consignado)	62,800	62,800
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A.	42,135	42,135
Return Capital Serviços de Recuperação de Créditos S.A. (current name of Ipanema Empreendimentos e Participações S.A.)	21,304	21,304
Monetus Investimentos S.A.	39,919	39,919
Mobills Labs Soluções em Tecnologia LTDA	35,483	39,589
Solution 4Fleet Consultoria Empresarial S.A.	32,590	32,590
Santander Brasil Tecnologia S.A.	16,381	16,381
APE11 Tecnologia e Negocios Imobiliarios S.A. (Note 3.h)	-	9,777
FIT Economia de Energia S.A.	3,992	3,992
América Gestão Serviços em Energia S.A	27,287	61,608
Total	27,844,674	27,892,878

Consolidated Financial Statements | December 31, 2025 |F - 75

*Values expressed in thousands, except when indicated

Thousand of Reais	2025	2024
Balance at the beginning of the fiscal year	27,892,878	27,852,568
Acquisitions (write-offs):
Banco ABN Amro Real S.A. (Banco Real)	-	1
Mobills Labs Soluções em Tecnologia LTDA	(4,106)	-
APE11 Tecnologia e Negocios Imobiliarios S.A. (Note 3.h)	(9,777)	-
Return Capital Gestão de Ativos e Participações S.A.	-	(5,271)
FIT Economia de Energia S.A.	-	3,992
América Gestão Serviços em Energia S.A.	(34,321)	61,608
Return Capital Serviços de Recuperação de Créditos S.A. (current name of Ipanema Empreendimentos e Participações S.A.)	-	(20,020)
Balance at the end of the fiscal year	27,844,674	27,892,878

A quantitative goodwill impairment test is conducted annually.

In the goodwill impairment test, conducted based on the December 2025 scenario, and where the discount and perpetuity growth rates are identified as the most sensitive assumptions for the calculation of the present value (value in use) of future discounted cash flows, it was determined that there is no evidence of impairment.

Based on the tests carried out, no loss of recoverable value of goodwill was identified on December 31, 2025 and 2024.

14.	Intangible assets - Other intangible assets

The breakdown, by asset category, of other intangible assets in the consolidated balance sheets is as follows:

Cost	Information Technology Development	Other assets	Total
Balance on December 31, 2023	9,969,742	687,018	10,656,760
Additions	1,654,226	35,162	1,689,388
Write-off	(59,759)	(424,421)	(484,180)
Balance on December 31, 2024	11,564,209	297,759	11,861,968

Additions	1,982,496	238,867	2,221,363
Write-off	(3,969,781)	(358,195)	(4,327,976)
Balance on December 31, 2025	9,576,924	178,431	9,755,355

Accumulated amortization
Balance on December 31, 2023	(5,499,334)	(483,663)	(5,982,997)
Additions	(1,079,186)	(65,554)	(1,144,740)
Write-off	10,862	388,541	399,403
Balance on December 31, 2024	(6,567,658)	(160,676)	(6,728,334)

Additions	(1,442,315)	(96,434)	(1,538,749)
Write-off	3,710,597	183,440	3,894,037
Balance on December 31, 2025	(4,299,376)	(73,670)	(4,373,046)

Impairment loss - IT	Information Technology Development	Other assets	Total
Balance on December 31, 2023	(119,135)	(31,683)	(150,818)
Impact on net profit (1)	(48,897)	-	(48,897)
Balance on December 31, 2024	(168,032)	(31,683)	(199,715)

Impact on net profit (1)	(46,611)	(20,412)	(67,023)
Write-off	214,643	52,095	266,738
Balance on December 31, 2025	-	-	-

Book Value
Balance on December 31, 2024	4,828,519	105,400	4,933,919
Balance on December 31, 2025	5,277,548	104,761	5,382,309
(1)	Refers to impairment losses on assets in the acquisition and development of software. The impairment loss on the acquisition and development of software was recognized due to obsolescence and discontinuation of the respective systems.

Consolidated Financial Statements | December 31, 2025 |F - 76

*Values expressed in thousands, except when indicated

Amortization expenses were recorded under the “Depreciation and Amortization” line item in the income statement.

15.	Other assets

The breakdown of “Other assets” is as follows:

Thousand of Reais	2025	2024

Other amounts receivable from customers	3,908,984	1,909,055
Prepaid expenses	1,760,933	1,204,673
Contractual Guarantees from Former Controlling Shareholders	496	496
Actuarial asset (Note 21)	387,886	341,013
Other receivables (1)	2,857,449	3,500,220
Total	8,915,748	6,955,457
(1)	This corresponds, for the most part, to the payment of premiums from the payroll portfolio.
(2)	It corresponds, for the most part, to the sale of energy.

16.	Deposits from credit institutions

The breakdown, by classification, type and currency, of the balances of these items is as follows:

Thousand of Reais	2025	2024
Classification:
Financial liabilities at amortized cost	146,867,521	158,565,482
Total	146,867,521	158,565,482
Type:
Demand deposits (1)	1,951,466	858,846
Time deposits (2)	119,636,099	126,587,555
Repurchase agreements	25,279,956	31,119,081
Comprising:
Backed operations with Government Securities	25,279,956	31,119,081
Total	146,867,521	158,565,482
(1)	Non-remunerated accounts.
(2)	Includes transactions with credit institutions arising from export and import financing lines, domestic transfers (BNDES and Finame), foreign transfers, and other overseas credit lines.

Thousand of Reais	2025	2024
Currency:
Real	44,745,286	46,181,480
Euro	4,401,697	8,739,945
U.S. dollar	97,002,609	101,701,923
Other currencies	717,929	1,942,134
Total	146,867,521	158,565,482

17.	Customer deposits

The breakdown, by classification and type, of “Customer deposits” is as follows:

Consolidated Financial Statements | December 31, 2025 |F - 77

*Values expressed in thousands, except when indicated

Thousand of Reais	2025	2024
Classification:
Financial liabilities at amortized cost	593,328,796	605,068,163
Total	593,328,796	605,068,163
Type:
Demand deposits
Current accounts (1)	31,906,984	41,297,264
Savings accounts	53,201,292	57,369,286
Time deposits	431,658,793	425,286,952
Repurchase agreements	76,561,727	81,114,661
Comprising:
Backed operations with Private Securities (2)	18,906,726	13,688,402
Backed operations with Government Securities	57,655,001	67,426,259
Total	593,328,796	605,068,163
(1)	Non-remunerated accounts.
(2)	Refer basically to repurchase agreements backed by own-issued debentures.

Note 43-d contains a detail of the residual maturity periods of financial liabilities at amortized cost.

18.	Liabilities arising from securities

The breakdown, by classification and type, of “Liabilities arising from securities” is as follows:

Thousand of Reais	2025	2024
Classification:
Financial Liabilities Measured at Fair Value in Income Held for Trading	3,263,266	4,045,496
Financial liabilities at amortized cost	156,662,290	135,632,632
Total	159,925,556	139,678,128
Type:
Real estate credit notes - LCI (1)	53,374,694	45,798,532
Eurobonds	18,052,632	19,851,326
Financial Bills (2)	38,233,834	24,515,804
Agribusiness credit notes - LCA	38,740,151	32,447,165
Secured Real Estate Notes (3)	11,524,245	17,065,301
Total	159,925,556	139,678,128
(1)	Real estate credit notes ("LCI") are fixed income securities backed by real estate loans and secured by either mortgage or fiduciary transfer of properties. As of December 31, 2025, their maturity dates ranged from 2026 to 2034 (2024 - with maturity dates from 2025 to 2034).
(2)	The key attributes of financial bills include a minimum term of two years, a minimum nominal value of R$50, and the permission for early redemption of only 5% of the issued amount. As of December 31, 2025, their maturity dates ranged from 2026 to 2035 (2024 - with maturity dates from 2025 to 2034).
(3)	Secured real estate notes are fixed-income securities backed by real estate loans collateralized by the issuer and by a pool of real estate loans segregated from the issuer's other assets. As of December 31, 2025, their maturity dates ranged from 2026 to 2045 (2024 - with maturity dates from 2025 to 2035)."

Consolidated Financial Statements | December 31, 2025 |F - 78

*Values expressed in thousands, except when indicated

Indexing Units:	Domestic Currency	Foreign Currency
Financial Bills	100% to 106,75% of CDI	—
	100% of IPCA	—
	Pre fixed: 10.10% to 16.38%	—
Real estate credit notes - LCI	70% to 105.8% of CDI	—
	Pre fixed: 5.20% to 15.66%	—
Agribusiness credit notes - LCA	80% to 108% of CDI	—
	Pre fixed: 7.74% to 15.76%	—
Secured Real Estate Notes - LIG	92% to 106% of CDI	—
	100% of IPCA	—
Eurobonds	—	Up to 15%
	—	3.67% of SOFR

The currency breakdown of the balance for this item is as follows:

Thousand of Reais
Currency:	2025	2024
Real	141,872,924	119,826,802
U.S. dollar	18,052,632	19,851,326
Total	159,925,556	139,678,128

	Average interest rate (%)
Currency:	2025	2024
Real	11.9%	11.4%
U.S. dollar	5.7%	6.1%
Total	8.8%	8.8%

The changes in “Liabilities arising from securities” were as follows:

Thousand of Reais	2025	2024	2023
Balance at the beginning of the fiscal year	139,678,128	130,383,015	116,042,393
Issuances	88,504,440	39,541,342	75,404,958
Payments	(79,939,286)	(33,038,049)	(63,400,960)
Interest	3,839,689	3,778,418	4,998,766
Exchange differences and Others	7,842,585	(986,598)	(2,662,142)
Balance at the end of the fiscal year	159,925,556	139,678,128	130,383,015

As of December 31, 2025, 2024 and 2023, none of these instruments had been converted into shares of the Bank nor had they obtained privileges or rights that, under certain circumstances, would render them convertible into shares.

Note 43-d provides details on the residual maturity periods of the financial liabilities at amortized cost for each fiscal year.

The breakdown of “Eurobonds and other securities” is as follows:

Issuance	Maturity by	Interest Rate (p.a.)	2025	2024
2021	2031	Up to 6%	2,608,545	4,195,534
2022	2035	Up to 15%	1,247,459	1,459,607
2023	2029	Up to 15%	2,022,920	3,102,939
2024 (1)	2029	Up to 6%	2,568,847	11,093,246
2025	2035	Up to 15%	9,604,861	-
Total			18,052,632	19,851,326

(1)	Includes SOFR fee.

Consolidated Financial Statements | December 31, 2025 |F - 79

*Values expressed in thousands, except when indicated

19.	Debt Instruments Eligible as Capital

The details of the balance for “Debt Instruments Eligible as Capital,” associated with the issuance of instruments to constitute Tier 1 and Tier 2 of the regulatory capital as part of the Capital Optimization Plan, are as follows:

Thousand of Reais	Issuance	Maturity	Value (in millions)	Interest Rate (p.a.)	2025	2024
Financial Bills - Tier II (2)	Nov-21	Nov-31	R$5,300	CDI+2%	9,321,771	7,995,673
Financial Bills - Tier II (2)	Dec-21	Dec-31	R$200	CDI+2%	351,467	301,468
Financial Bills - Tier II (2)	Oct-23	Oct-33	R$6,000	CDI+1.6%	8,070,433	6,949,991
Financial Bills - Tier I (2)	Sep-24	No Term (Perpetual)	R$7,600	CDI+1,4%	7,982,784	7,890,652
Financial Bills - Tier I	Dec-25	Dec-35	R$2,363	CDI+0,65%	2,387,482	-
Total					28,113,937	23,137,784
(1)	Financial Letters issued in November 2021, November 2024 and December 2025 have a redemption and repurchase option.
(2)	Financial Letters issued in September 2024 have a redemption and repurchase option, and have interest paid semi-annually, starting on March 5, 2025.

	2025	2024	2023
Balances at the beginning of the fiscal year	23,137,784	19,626,967	19,641,408
Issuance	2,362,800	7,600,200	6,000,000
Interest payment Tier I (1)	1,162,752	786,823	461,186
Interest payment Tier II (1)	2,521,221	1,736,383	1,464,586
Exchange differences / Others	-	1,051,377	(614,496)
Payments of interest - Tier I and II	(1,070,620)	(132,243)	(713,974)
Repurchase	-	(7,531,723)	(6,507,953)
Balance at the end of the fiscal year	28,113,937	23,137,784	19,626,967
(1)	Interest remuneration related to Tier 1 and Tier 2 Debt Instruments Eligible as Capital was recorded in the period’s results as “Interest and Similar Expenses” (Note 32).

The Notes possess the following characteristics in common:

(a) The bills may be repurchased or redeemed by Banco Santander after the 5th (fifth) anniversary counted from the date of issue of the bills, at the Bank's sole discretion or due to changes in the tax legislation applicable to the bills; or at any time, due to the occurrence of certain regulatory events.

20.	Other financial liabilities

The breakdown of the balances for this item is as follows:

Thousand of Reais	2025	2024

Credit cards	56,679,408	52,876,437
Transactions pending settlement (1)	7,288,168	23,951,903
Dividends and Interest on Equity Payable	640,978	109,442
Tax collection accounts - Tax payables	1,757,467	1,545,784
Other financial liabilities	1,047,981	693,613
Total	67,414,002	79,177,179

(1) Includes transactions pending settlement with B3 S.A. and foreign currency payment orders.

21.	Obligations for pension and similar liabilities

As of December 31, 2025, the balance of provisions for pension funds and similar liabilities amounted to R$1,357,203 (2024 - R$1,364,437.

Consolidated Financial Statements | December 31, 2025 |F - 80

*Values expressed in thousands, except when indicated

a) Supplementary Retirement Plan

Banco Santander and its subsidiaries sponsor closed-end supplementary pension entities and welfare funds, with the purpose of granting supplementary retirement and pension benefits in addition to those granted by Social Security, as defined in the basic regulations of each plan.

• Banesprev

Plan I: a defined benefit plan, fully funded by Banco Santander, covering employees hired after May 22, 1975, referred to as Primary Participants, and those hired up to May 22, 1975, referred to as Associate Participants, who were granted the right to a death benefit. This plan has been closed to new enrollments since October 1, 1994.

Plan II: a defined benefit plan funded by Banco Santander and participants, covering employees hired after May 22, 1975, and who migrated from Plan I. This plan has been closed to new enrollments since June 3, 2005.

Plan III: Variable contribution plan, intended for employees hired after May 22, 1975, previously covered by Plans I and II. In this plan, contributions are made by the sponsor and the participants. Benefits are in the form of defined contributions during the contribution period and defined benefits during the benefit payment phase, if paid as a lifetime monthly annuity. This plan has been closed to new members since September 1, 2005.

Plan IV: Variable contribution plan, intended for employees hired from November 27, 2000 onwards, in which the sponsoring company contributes only to risk benefits and administrative costs. In this plan, the scheduled benefit is in the form of a defined contribution during the contribution period and a defined benefit during the benefit payment phase, in the form of a lifetime monthly income, in whole or in part. The plan's risk benefits are in the form of a defined benefit. This plan has been closed to new enrollments since July 23, 2010.

Plan V: a defined benefit plan, fully funded by Banco Santander, covering employees hired up to May 22, 1975.

Retirement and Pension Supplement Plan – Pre-75: a defined benefit plan, established as a result of the Banespa privatization process, offered only to employees hired up to May 22, 1975, with an effective start date of January 1, 2000. The plan was closed to new enrollments on April 28, 2000.

DCA, DAB and CACIBAN Plans: supplementary retirement and pension plans for former employees associated with the acquisition of the former Banco Meridional, established under the defined benefit modality. Plans closed to new members in November 1999.

Sanprev Plan I: a defined benefit plan, established on September 27, 1979, covering employees resulting from the acquisition of the former Banco Noroeste. The plan has been closed to new members since June 30, 1996.

Sanprev II Plan: a plan that offers risk coverage, temporary pension supplementation, disability retirement and death benefit, and supplementation of sick pay and maternity benefits, covering employees of sponsoring companies enrolled in the plan, and is funded exclusively by the sponsors through monthly contributions, as indicated by the actuary. The plan has been closed to new enrollments since March 10, 2010.

Sanprev II Plan: a plan that offers risk coverage, temporary pension supplementation, disability retirement and death benefit, and supplementation of sick pay and maternity benefits, covering employees of sponsoring companies enrolled in the plan, and is funded exclusively by the sponsors through monthly contributions, as indicated by the actuary. The plan has been closed to new enrollments since March 10, 2010.

Sanprev III Plan: a variable contribution plan established on July 1, 1996. In this plan, the benefit is defined contribution during the contribution phase and defined benefit during the benefit payment phase, in the form of a lifetime monthly income, covering all or part of the benefit. The plan has been closed to new members since March 10, 2010.

Consolidated Financial Statements | December 31, 2025 |F - 81

*Values expressed in thousands, except when indicated

• Bandeprev - Bandepe Social Security

Defined benefit plan sponsored by Banco Bandepe S.A. and Banco Santander, administered by Bandeprev. The plans are divided into Basic Plan, Special Plan 1 and Special Plan 2 with differences in eligibility, contributions and benefits by subgroups of participants. The plans have been closed to new members since 1999 for Banco Bandepe S.A. employees and to others since 2011.

• Defined Contribution Plans

SantanderPrevi - Sociedade de Previdência Privada, a private legal entity, non-profit, is a closed supplementary pension entity, constituted in accordance with current legal regulations, whose objective is the establishment and execution of pension benefit plans, complementary to the general social security system, in accordance with current legislation.

The SantanderPrevi Retirement Plan, although having Defined Contribution characteristics, is classified as a Variable Contribution plan due to 9 (nine) lifetime monthly annuities, with no new grants in this modality. The Plan has been closed to new members since July 2018, with contributions shared between sponsoring companies and plan participants. The amounts contributed by the sponsors for the fiscal year ending December 31, 2025 were R$ 61,717 at the Bank and R$ 67,619 in the Consolidated plan.

SBPREV - Santander Brasil Open Pension Plan: starting January 2, 2018, Santander offers an optional supplementary pension program for new employees and/or employees not enrolled in other plans within the Santander Brasil Conglomerate.

The program includes PGBL and VGBL plans, managed by Zurich Santander Brasil Seguros e Previdência S.A., open for new members. Contributions are shared between the sponsoring/endorsing companies.

The amounts appropriated by the sponsors in the fiscal year ended December 31, 2025 were R$ 2,630 in the Bank and R$ 3,246 in the Consolidated figures.

• Former Banespa Employees

The class action lawsuit filed by AFABESP (an association of retired and former employees of Banespa), seeking payment of a semi-annual bonus provided for in the old BANESPA bylaws, resulted in a final decision unfavorable to Banco Santander. As a result, each beneficiary of the decision may file an individual lawsuit to receive the amount due.

As the judgments adopted different positions for each case, a procedure called Incident of Resolution of Repetitive Demands (IRDR) was instituted before the Regional Labor Court (TRT) with the objective of establishing objective criteria regarding the theses defended by the Bank, mainly the prescriptive term and payment limitations until December 2006 (regarding the establishment of Plan V). On March 11, 2024, the IRDR incident was admitted for future judgment and the suspension of all lawsuits that are in the second instance (TRT) and filed in São Paulo (Capital) and other cities that are part of the jurisdiction of the TRT of São Paulo was determined.

Finally, due to the divergence in interpretation of the labor statute of limitations provided for in the Federal Constitution, an Action for Allegation of Non-Compliance with a Fundamental Precept (ADPF) was also filed, so that the Federal Supreme Court (STF) can resolve the issue and indicate the correct term to be used in the individual cases filed.

On June 27, 2024, a transaction was signed between Banco Santander, BANESPREV, AFABESP and legal advisors establishing criteria and conditions for the settlement of individual lawsuits. By August 23, 2024 (end of the adhesion period), approximately 90% of eligible beneficiaries had formalized their adhesions to said transaction, which were subsequently approved by court decision, and the respective individual lawsuits will be extinguished. Banco Santander registered an obligation related to the amounts effectively due for payment of the transaction. The amounts due for the installments settled to date, equivalent to R$2,369 million, were contributed by Banco Santander to the respective plans administered by Banesprev, responsible for administering the supplementary pension plans and for paying the transaction to the respective beneficiaries. The remaining installments, registered as obligations for employee benefit plans (note 18), will be contributed to Banesprev by May 2026, updated according to the criteria and the adjustment index for benefits provided for in the regulations of the plans to which each holder is linked.

The other individual processes, whose beneficiaries did not adhere to the aforementioned transaction, are pending a final decision regarding the disputed legal issues, which will be resolved when the IRDR and ADPF are judged.

b) Medical and dental care plan

Cabesp - Caixa Beneficente dos Funcionários do Banco do Estado de São Paulo (Benefit Fund for Employees of the Bank of the State of São Paulo): an entity dedicated to covering medical and dental expenses for employees hired before the privatization of Banespa in 2000, as defined in the entity's bylaws.

ABN: The health insurance plan is lifelong and a closed-end plan; it required a 10-year employment relationship with Banco Real and being 55 years of age. The retiree pays 70% of the monthly fee, and the bank subsidizes 30%. This rule was in effect until December 2002, after which the departing retiree pays 100% of the Monthly fee.

Consolidated Financial Statements | December 31, 2025 |F - 82

*Values expressed in thousands, except when indicated

Circulars: Lifetime benefit for former Banco Real employees, granted under the same conditions as active employees (same coverage and plan design). Eligible only for the Basic plan (with a 90% subsidy) and Apartment plan (first standard), paying the difference between the plans.

Both plans have co-payments and the inclusion of new dependents is not permitted.

Bandeprev Medical Assistance: a medical assistance plan granted to retirees from the Bank of the State of Pernambuco; it is a lifetime benefit. Banco Santander subsidizes 50% of the plan's cost for those who retired before November 27, 1998. For those who retired after this date, the subsidy is 30%.

Directors with Lifetime Benefits: This benefit applies to former directors from Banco Sudameris; there are no new inclusions, and it is 100% subsidized by the Bank, with all directors allocated to the SulAmerica health insurance company.

Sudameris Foundation Medical Assistance: Medical assistance plan, ward standard, offered to retirees who have contributed to the Sudameris Foundation for at least 25 years. Closed for new enrollments.

Health Plan for Partners: Partners of Banco Santander can maintain their lifetime health plan in case of termination without just cause, if they meet the following requirements: having contributed to the health plan for at least 3 (three) years; having worked as a Partner at Banco Santander for at least 3 (three) years; being 55 years of age or older. The plan will be under the same rules in effect at the time of termination, and the Partner must pay the monthly fee via bank slip. Active dependents at the time of termination remain on the health plan, according to the current policy, and the inclusion of new dependents is not permitted.

Additionally, retired employees are guaranteed the right to remain beneficiaries of Banco Santander's health plan, provided they meet certain legal requirements and assume full payment of their respective contributions, under the same coverage conditions they enjoyed during their employment contracts. Banco Santander's obligations to retirees are assessed using actuarial calculations based on the present value of current costs.

c) Life Insurance

Life Insurance Circulars: granted to retirees according to the Circulars: compensation in cases of natural death, disability due to illness, and accidental death. The subsidy is 45% of the premium amount. This is a closed-end policy.

Life Insurance for Retirement Funds: granted to retirees of the DCA, DAB, and CACIBAN plans from the former Banco Meridional, with a 50% subsidy of the premium for the policyholder, and some retirees have a clause covering 100% of the cost for their spouse. This is a closed-end policy.

III. Actuarial Techniques

The value of the defined benefit obligations was determined by independent actuaries employing the following actuarial techniques:

•	Valuation method

Projected unit credit method, which views each year of service resulting in an additional unit of benefit entitlement and measures each unit separately.

		2025		2024		2023
Actuarial Assumptions Adopted in the Calculations	Retirement	Health	Retirement	Health	Retirement	Health
Nominal Discount Rate for Actuarial Liability	10.7%	10.5%	10.6%	10.5%	8.7%	8.7%
Rate for Determining Interest on Assets for the Following Fiscal Year	10.7%	10.5%	10.6%	10.5%	8.7%	8.7%
Projected Long-Term Inflation Rate	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%
Projected Nominal Wage Growth Rate	3.5%	N/A	3.5%	N/A	3.5%	N/A
General Mortality Table	AT2000	AT2000	AT2000	AT2000	AT2000	AT2000

Changes in the present value of liabilities accrued as defined benefits and the breakdown of actuarial gains (losses) arising from experience, financial assumptions, and demographic assumptions of 2025 and the last 2 years are as follows:

Consolidated Financial Statements | December 31, 2025 |F - 83

*Values expressed in thousands, except when indicated

	Post-Employment Plans			Other Similar Obligations
	2025	2024	2023	2025	2024	2023
Present value of liabilities at the beginning of the fiscal period (Note 39)	22,996,370	26,241,550	24,106,720	4,689,396	5,130,333	4,588,664
Costs of current services (Note 39)	255	586	(911)	5,586	5,694	4,903
Interest cost	2,322,447	2,247,577	2,188,015	486,529	438,944	429,103
Paid benefits	(2,822,774)	(4,721,231)	(2,487,932)	(547,991)	(489,818)	(448,912)
Actuarial losses (gains)	546,209	(1,040,157)	2,433,313	841,514	(395,757)	556,575
Others	2,510	268,045	2,345	(137)	-	-
Present value of liabilities at the end of the fiscal period	23,045,017	22,996,370	26,241,550	5,474,897	4,689,396	5,130,333
Any less:
Fair value of plan assets (1)	25,289,715	26,158,640	27,328,362	5,253,707	5,008,751	5,570,354
Unrecognized assets (1)	(2,624,294)	(3,617,497)	(2,649,505)	(368,511)	(877,078)	(1,082,010)
Provisions - net	379,596	455,227	1,562,693	589,701	557,723	641,989

Total provisions for pension plans, net	969,317	1,023,424	2,204,684
Of which:
Actuarial provisions	1,357,203	1,364,437	2,543,504
Actuarial assets (note 15) (1)	387,886	341,013	338,820

Experience-Based Adjustments in Net Assets	(1,338,149)	(1,200,878)	(99,752)	37,761	(772,305)	387,599

Plan Experience	(670,274)	(2,343,241)	(585,676)	(738,349)	(416,984)	(171,107)
Changes in Financial Assumptions	123,950	3,347,376	(1,652,752)	11,000	770,940	(419,306)
Changes in Demographic Assumptions	-	-	(178,125)	(114,165)	41,519	33,838
Actuarial Gain (Loss) - Obligation	(546,324)	1,004,135	(2,416,553)	(841,514)	395,475	(556,575)
Return on Investments Different from the Return Implicit in the Discount Rate	(1,338,033)	(1,183,609)	(127,052)	37,908	(771,685)	387,599
Actuarial Gain (Loss) - Asset	(1,338,033)	(1,183,609)	(127,052)	37,908	(771,685)	387,599
Change in Surplus/Irrecoverable Deficit	1,356,862	(704,716)	1,801,693	598,347	304,272	(89,852)
(1)	Refers to the surplus plans Banesprev I and III, Sanprev I, II and III and Bandeprev. Refers to the surplus plans Banesprev I and III, Sanprev I, II and III and Bandeprev.

The amounts recognized in the consolidated statement of income relating to the previously mentioned defined benefit liabilities are as follows:

	Post-Employment Plans			Other Similar Obligations
	2025	2024	2023	2025	2024	2023
Income
Personnel expenses - Costs of current services (note 39)	255	586	(911)	5,586	5,694	4,903
Interest and similar income and expenses - Interest cost (net) (notes 31 and 32)	(322,599)	(115,866)	(198,288)	(41,947)	(52,667)	(42,656)
Interest and similar income and expenses - Interest on unrecognized assets (notes 31 and 32)	363,660	273,924	308,381	89,781	99,728	84,729
Other movements - Extraordinary Charges	(30)	(67)	(280)	-	-	(91)
Total	41,286	158,577	108,902	53,420	52,755	46,885

Consolidated Financial Statements | December 31, 2025 |F - 84

*Values expressed in thousands, except when indicated

The fluctuations in the fair value of the plan’s assets were as follows:

	Post-Employment Plans			Other Similar Obligations
	2025	2024	2023	2025	2024	2023
Fair value of plan assets at the beginning of the year	26,158,640	27,328,362	27,316,715	5,008,751	5,570,354	4,945,407
Interest Income (Expenses)	2,645,046	2,363,706	2,386,330	528,476	491,611	471,759
Remeasurement – Real gain (loss) on actuarial assets excluding interest expenses (net)	(1,338,149)	(1,200,878)	(99,752)	37,761	(772,305)	387,599
Contributions	646,952	2,388,681	212,719	182,652	177,614	173,335
Being:
By the Bank	644,411	2,386,461	210,367	182,652	177,614	173,335
By plan participants	2,541	2,220	2,352	-	-	-
Paid benefits	(2,822,774)	(4,721,231)	(2,487,650)	(503,933)	(458,523)	(407,746)
Fair value of plan assets at the end of the year	25,289,715	26,158,640	27,328,362	5,253,707	5,008,751	5,570,354

Significant actuarial assumptions have an effect on the amounts recognized in profit or loss and on the present value of liabilities. Changes in the interest rate, mortality table, and healthcare cost trend rate, as of December 31, 2025, would have the following effects:

					Sensitivity
	2025		2024		2023
	Current Service Cost and Interest	Present Value of Liabilities	Current Service Cost and Interest	Present Value of Liabilities	Current Service Cost and Interest	Present Value of Liabilities
Interest rate
(+)0.5%	(26,808)	(259,596)	(23,750)	(231,019)	(27,627)	(346,439)
(-)0.5%	29,147	282,241	25,895	251,828	24,768	266,243
General Mortality Table
Applied (+) 2 years	(57,188)	(553,699)	(48,858)	(475,167)	(50,263)	(611,723)
Applied (-) 2 years	59,695	577,970	50,445	490,605	48,527	544,105
Cost of Medical Care
(+)0.5%	32,334	313,063	28,376	275,982	26,968	291,763
(-)0.5%	(30,085)	(291,286)	(26,451)	(257,258)	(30,133)	(376,538)

The following table presents the duration of actuarial liabilities of the plans sponsored by Banco Santander:

Post-Employment Plans		Other Similar Obligations
Plans	Duration (Average in Years)	Plans	Duration (Average in Years)
Banesprev	7.58	Cabesp	10.33
Sanprev	7.04	ABN	7.64
Bandeprev	5.51	Circulars	7.21
SantanderPrevi	6.03	AM - Bandeprev	8.01
CACIBAN / DAB / DCA	4.78 /4.50 /5.31	Lifetime Directors	5.97
		AM - Fundação Sudameris	8.21
		Health Plan for Members	21.11
		Life insurance	4.60

 The maximum available economic benefit of the Pension Plans presented herein is calculated in accordance with the current PREVIC regulations applicable to each Plan, observing the relevant regulatory provisions. The aforementioned benefit corresponds to the amount recoverable by the sponsor, whether through reimbursement of amounts, reduction of future contributions, or a combination of both methods, in the manner and within the limits established by the applicable regulations.

The main asset categories as a percentage of the plan's total assets as of December 31, 2025, are as follows: Equity instruments 0%, Debt instruments 94.6%, Real estate 0.2% and other 5.2%.

22.	Provisions for judicial and administrative proceedings, commitments and other provisions

a) Breakdown

The breakdown of “Obligations and Provisions” is as follows:

Thousands of Reais	2025	2024

Provisions for pension funds and similar liabilities (Note 21)	1,357,203	1,364,437
Provisions for judicial and administrative proceedings, commitments, and other provisions	10,447,279	9,612,493
Judicial and Administrative Proceedings for Liabilities of Former Controlling Shareholders (Note 15)	496	496
Judicial and administrative proceedings	9,495,060	9,065,853
Comprising:
Civil	3,459,137	3,330,621
Labor	3,835,099	2,946,482
Tax and Social Security	2,200,824	2,788,750
Provisions for contingent liabilities (Note 22.b.1)	787,837	440,113
Miscellaneous provisions	163,886	106,031
Total	11,804,482	10,976,930

Consolidated Financial Statements | December 31, 2025 |F - 85

*Values expressed in thousands, except when indicated

b) Changes

The changes in “Obligation and Provisions” were as follows:

Thousands of Reais			2025
	Pension Funds (1)	Other Provisions	Total
Balance at the beginning of the fiscal year	1,364,437	9,612,493	10,976,930
Additions charged to income:
Interest expense and similar charges	90,822	-	90,822
Personnel Expenses (Note 39)	5,841	-	5,841
Establishment / Reversals and Adjustments of Provisions	(30)	4,978,678	4,978,648
Other Comprehensive Income	558,749	-	558,749
Establishment / Reversal of provisions for contingent commitments	-	347,724	347,724
Payments to external funds	(692,908)	-	(692,908)
Amount paid	-	(4,491,616)	(4,491,616)
Transfer to other assets - actuarial assets (Note 15)	30,292	-	30,292
Balance at the end of the fiscal year	1,357,203	10,447,279	11,804,482

Thousand of Reais			2024
	Pension Funds (1)	Other Provisions	Total
Balance at the beginning of the fiscal year	2,543,504	8,930,277	11,473,781
Additions charged to profit or loss:
Interest and Similar Income and Expenses	205,119	-	205,119
Personnel Expenses (Note 39)	6,280	-	6,280
Establishment / Reversals and Adjustments of Provisions	(24)	4,537,708	4,537,684
Other Comprehensive Income	736,938	-	736,938
Establishment / Reversal of provisions for contingent commitments	-	57,628	57,628
Payments to external funds (2)	(2,417,724)	-	(2,417,724)
Amount paid	-	(3,913,120)	(3,913,120)
Transfer to other assets - actuarial assets (Note 15)	24,452	-	24,452
Transfers, foreign exchange fluctuations, and other variations	265,892	-	265,892
Balance at the end of the fiscal year	1,364,437	9,612,493	10,976,930

Thousand of Reais			2023
	Pension Funds (1)	Other Provisions	Total
Balance at the beginning of the fiscal year	1,775,202	7,339,941	9,115,143
Additions charged to profit or loss:
Interest and Similar Income and Expenses	154,499	-	154,499
Personnel Expenses (Note 39)	3,788	-	3,788
Establishment / Reversals and Adjustments of Provisions	(89)	4,472,411	4,472,322
Other Comprehensive Income	834,702	-	834,702
Establishment / Reversal of provisions for contingent commitments	-	(47,999)	(47,999)
Payments to external funds	(251,467)	-	(251,467)
Amount paid	-	(2,834,076)	(2,834,076)
Transfer to other assets - actuarial assets (Note 15)	26,869	-	26,869
Balance at the end of the fiscal year	2,543,504	8,930,277	11,473,781
(1)	For further information, please refer to note 21. Provisions for pension funds and similar liabilities
(2)	Variation mainly resulting from AFABESP. (Note 21)

Consolidated Financial Statements | December 31, 2025 |F - 86

*Values expressed in thousands, except when indicated

b.1) Provisions for contingent payments

As stated in note 1.iv, IFRS 9 mandates the recognition of a provision for expected loan losses on financial guarantee contracts that have not yet been honored. This provision expense, reflecting the credit risk, must be measured and recognized when such guarantees are honored and the guaranteed customer fails to meet their contractual obligations. Changes in these provisions during the fiscal years of 2025, 2024 and 2023 are detailed below.

Thousand of Reais	2025	2024	2023

Balance at the beginning of the period	440,113	382,485	430,484
Establishment / Reversal of provisions for contingent commitments	347,724	57,628	(47,999)
Balance at end of year	787,837	440,113	382,485

c) Provisions for Tax and Social Security, Labor and Civil Matters

Banco Santander and its subsidiaries are involved in judicial and administrative proceedings related to tax, social security, labor, and civil matters, arising from their regular business operations.

Provisions have been established based on the nature, complexity, and historical context of the legal proceedings, as well as on the assessment of loss in the companies' proceedings, informed by the opinions of both internal and external legal advisors. It is Banco Santander's policy to fully provision the value at risk for proceedings deemed to have a probable loss.

Management understands that the provisions made are sufficient to meet legal obligations and potential losses arising from judicial and administrative proceedings as follows:

c.1) Judicial and Administrative Proceedings Pertaining to Tax and Social Security Matters

Main judicial and administrative proceedings with probable loss risk

Banco Santander and its subsidiaries are involved in judicial and administrative proceedings related to tax and social security disputes, which are classified based on the opinion of legal advisors as having a probable loss risk.

Provisional Contribution on Financial Transactions (CPMF) in Client Operations) In May 2003, the Brazilian Federal Revenue Service issued a tax assessment notice against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another notice against Banco Santander (Brasil) S.A. The purpose of the proceedings was the collection of CPMF on transactions carried out by Santander DTVM in the management of its customers' funds and clearing services provided by the Bank to Santander DTVM, which occurred during the years 2000, 2001 and 2002. The administrative proceeding ended unfavorably for both Companies. On July 3, 2015, Banco and Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A. and Santander DTVM) filed a lawsuit seeking to cancel both tax debts. Said lawsuit resulted in an unfounded sentence and ruling, which led to the filing of a Special Appeal to the STJ and an Extraordinary Appeal to the STF, which are awaiting judgment. The cases related to the CPMF (Provisional Contribution on Financial Transactions) in Client Operations were subject to adherence to the Comprehensive Transaction Program (PTI), instituted by the Ministry of Finance. In December 2025, the amounts paid, totaling R$ 1,067 million established in the transaction, were fully provisioned.

National Institute of Social Security (INSS) - R$ 167 milion in Consolidated (12/31/2024 - R$ 142 milion in Consolidated) Banco Santander and the controlled companies discuss administratively and judicially the collection of the contribution of social security and education salary on various funds that, according to the assessment of legal advisors, do not have a salary nature.

Service Tax (ISS) - Financial Institutions – R$ 335 milion in Consolidated (12/31/2024 - R$ 366 milion in Consolidated): Banco Santander and the controlled companies are administratively and judicially discussing the requirement, for several municipalities, for the payment of ISS on various revenues arising from operations that are not usually classified as provision of services. Furthermore, other actions involving ISS, classified as possible risk of loss, are described in note 22.e.

c.2) Judicial and Administrative Proceedings Pertaining to Labor Matters

These are legal actions initiated by Labor Unions, Associations, the Labor Public Prosecutor's Office, and former employees, claiming labor rights they believe are due, particularly regarding the payment of "overtime" and other labor rights, including proceedings related to retirement benefits.

Consolidated Financial Statements | December 31, 2025 |F - 87

*Values expressed in thousands, except when indicated

For claims regarded as routine and alike in nature, provisions are recorded based on the historical average of settled cases. Claims that do not meet this criterion are provisioned based on an individual assessment, with provisions established according to the probable risk of loss, in compliance with the law and jurisprudence, as determined by the loss assessment conducted by legal advisors.

c.3) Judicial and Administrative Proceedings Pertaining to Civil Matters

These provisions typically arise from: (i) claims requesting a review of contractual terms and conditions or monetary adjustment requests, including alleged impacts from the implementation of various government economic plans, (ii) claims related to financing contracts, (iii) enforcement actions, and (iv) claims for compensation for losses and damages. For civil claims deemed routine and alike in nature, provisions are recorded based on the historical average of settled cases. Claims that do not meet this criterion are provisioned based on an individual assessment, with provisions established according to the probable risk of loss, in compliance with the law and jurisprudence, as determined by the loss assessment conducted by legal advisors.

The main proceedings classified as probable loss risk are detailed below:

Compensatory Actions - These relate to compensation for material and/or moral damages arising from consumer relationships, primarily involving issues related to credit cards, consumer loans, current accounts, collections, loans, and other matters. For claims concerning causes deemed alike and routine for the business, within the normal course of the Bank's operations, provisions are established based on the historical average of settled cases. Claims that do not meet this criterion are provisioned based on an individual assessment, with provisions set according to the probable risk of loss, in compliance with the law and jurisprudence, as determined by the loss assessment conducted by legal advisors.

Economic Plans - These relate to judicial proceedings that claim alleged inflationary adjustments arising from Economic Plans (Bresser, Verão, Collor I and II), on the basis that such plans infringed upon vested rights associated with the application of purportedly owed inflationary indices to Savings Accounts, Judicial Deposits, and Time Deposits ("CDBs"). The provisions for these lawsuits are based on the individualized assessment of loss conducted by legal advisors.

Banco Santander is also a party to public civil actions related to the same subject matter, initiated by consumer protection entities, the Public Prosecutor's Office, or Public Defenders. Provisions are recognized only for cases with a probable loss risk, based on individual enforcement requests. The issue is currently under review by the STF. There is existing jurisprudence in the STF that is favorable to banks concerning economic phenomena similar to that of savings accounts, such as in the case of inflation adjustments to time deposits ("CDBs") and adjustments applied to contracts ("tablita").

However, the jurisprudence of the STF regarding the constitutionality of the regulations that amended Brazil's monetary standard has not yet been established. On April 14, 2010, the Superior Court of Justice ("STJ") ruled that the deadline for initiating public civil actions related to the inflation adjustments is 5 years from the date of the plans, but this ruling has not yet become final and conclusive. Accordingly, with this decision, a significant number of the claims, as filed after the 5 years deadline, are expected to be declared unfounded, thereby reducing the amounts involved. The STJ also ruled that the deadline for individual savers to register for Public Civil Actions is 5 years, counted from the date of the final judgment of the respective case. Banco Santander is confident in the success of the positions it has advocated before these courts, due to their substance and rationale.

Towards the end of 2017, the Attorney General's Office ("AGU"), the Brazilian Central Bank ("Bacen"), the Consumer Defense Institute ("Idec"), the Brazilian Savers Front ("Febrapo"), and the Brazilian Federation of Banks ("Febraban") entered into an agreement with the objective of resolving the legal disputes related to the Economic Plans.

The discussions were centered on determining the amount to be paid to each claimant, based on the balance in the savings account as of the plan's date. The total amount of the payments will depend on the number of participants, as well as the number of savers who have successfully demonstrated in court the existence of the account and the balance on the anniversary date of the index adjustment. The settlement agreement negotiated between the parties was ratified by the STF.

In a ruling by the STF, a nationwide suspension of all legal proceedings concerning the issue was ordered for the duration of the agreement, except for cases where judgments are being definitively enforced.

On March 11, 2020, the agreement was extended through an addendum, incorporating lawsuits exclusively pertaining to the discussion of the Collor Plan I. This extension is for a term of 5 years, and the ratification of the addendum's terms took place on June 3, 2020.

In May 2025, the Argument of Non-Compliance with Fundamental Precept (ADPF) number 165 was judged, recognizing the constitutionality of the Bresser, Verão, Collor I and II plans and guaranteeing savers the receipt of the amounts established in the collective agreement and setting a deadline of 24 months for new savers to join.

Consolidated Financial Statements | December 31, 2025 |F - 88

*Values expressed in thousands, except when indicated

Management believes that the provisions made are adequate to cover the risks associated with the economic plans, in light of the ratified agreement.

c.4) Contingent Liabilities in Tax, Social Security, Labor, and Civil Matters Classified as Possible Loss Risk

These are judicial and administrative proceedings related to tax, social security, labor, and civil matters, classified, based on the opinion of legal advisors, as carrying a risk of possible loss, therefore, not provisioned.

Tax lawsuits with a possible loss classification totaled R$ 37,518 milion in the Consolidated (12/31/2024 - R$ 35,834 milion), with the main lawsuits being as follows:

PIS and COFINS- Lawsuits filed by Banco Santander (Brasil) S.A. and other entities of the Group to prevent the application of Law No. 9,718/98, which changes the calculation basis of the Social Integration Program (PIS) and the Contribution for Social Security Financing (COFINS), extending it to all revenues of the entities, and not only to revenues arising from the provision of services. Regarding the Banco Santander (Brasil) S.A. case, in 2015 the Brazilian Supreme Court (STF) admitted the extraordinary appeal filed by the Federal Government regarding PIS and denied the extraordinary appeal filed by the Federal Public Prosecutor's Office regarding the contribution to COFINS, confirming the decision of the Federal Regional Court in favor of Banco Santander (Brasil) S.A. in August 2007. The STF decided, by means of General Repercussion, Theme 372 and partially accepted the Federal Government's appeal, establishing the thesis that PIS/COFINS is levied on operating revenues arising from the typical activities of financial institutions. With the publication of the judgment, the Bank filed a new appeal regarding PIS, which is awaiting analysis. Based on the assessment of legal advisors, the risk prognosis was classified as a possible loss, with an appeal not being probable. As of December 31, 2025, the amount involved is R$ 2,349 milion. For the other legal actions, the respective PIS and COFINS obligations were established.

INSS on Profit Sharing or Results (PLR) - The Bank and its subsidiaries are subject to legal and administrative proceedings arising from questions from tax authorities regarding the collection of social security contributions on payments made as profit sharing. On December 31, 2025, the amount was approximately R$ 11,090 milion.

Service Tax (ISS) - Financial institutions - Banco Santander and its subsidiaries are contesting both administratively and judicially the imposition by several municipalities of the ISS on various income derived from operations not typically recognized as service provision. As of December 31, 2025, the value was approximately R$ 3,778 milion .

Non-Ratified Tax Offsetting - The Bank and its subsidiaries are engaged in both administrative and legal disputes with the Federal Revenue Service over the non-ratification of tax offsets involving credits from overpayments or undue payments. As of December 31, 2025, the total amount was approximately R$ 7,068 milion.

Losses in Credit Operations -The Bank and its subsidiaries contested the tax assessments issued by the Brazilian Federal Revenue Service, alleging the undue deduction of losses on credit transactions from the IRPJ and CSLL calculation bases for allegedly not meeting the requirements of the applicable laws. On December 31, 2025, the amount was approximately R$ 1,153 milion.

Use of CSLL Tax Loss and Negative Base - Notices of infraction issued by the Brazilian Federal Revenue for the fiscal years 2009 and 2019, concerning alleged improper offsetting of tax losses and negative CSLL base, following tax assessments from previous periods. A decision in the administrative court is pending. As of December 31, 2025, the value was approximately R$ 2,729 milion .

Amortization of Goodwill from Banco Sudameris Acquisition - The tax authorities issued notices of violation to demand payment of IRPJ and CSLL, including late payment charges, related to the tax deduction of the amortization of the goodwill paid in the acquisition of Banco Sudameris, for the base period from 2007 to 2012. Banco Santander presented the respective administrative defenses. The first period assessed is awaiting analysis of an appeal at CARF. Regarding the period from 2009 to 2012, a lawsuit was filed to discuss the IRPJ portion, due to the unfavorable conclusion in the administrative process. For the CSLL portion of this same period, we request the withdrawal of the Special Appeal filed, aiming to take advantage of the benefits established by Law No. 14,689/2023 (quality vote). A lawsuit will be filed for the remaining portion. On December 31, 2025, the amount was approximately R$ 836 milion .

IRPJ and CSLL Capital Gains - The Brazilian Federal Revenue Service issued a tax assessment notice against Santander Seguros (legal successor of ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par) charging income tax and social contribution related to the fiscal year 2005. The Brazilian Federal Revenue Service claims that the capital gain on the sale of shares of Real Seguros S.A. and Real Vida e Previdência S.A. by AAB Dois Par should be taxed at a rate of 34.0% instead of 15.0%. The assessment was administratively challenged based on the understanding that the tax treatment adopted in the transaction was in accordance with the current tax legislation and the capital gain was duly taxed. The administrative proceeding ended unfavorably to the Company. In July 2020, the Company filed a lawsuit seeking to cancel the debt. The lawsuit is awaiting judgment. Banco Santander is responsible for any adverse outcome in this proceeding as the former controlling shareholder of Zurich Santander Brasil Seguros e Previdência S.A. On December 31, 2025, the value was approximately R$ 603 milion .

Consolidated Financial Statements | December 31, 2025 |F - 89

*Values expressed in thousands, except when indicated

IRRF – Overseas Remittance - The Company filed a lawsuit seeking to eliminate the taxation of Income Tax Withheld at Source – IRRF, on payments derived from the provision of technology services by companies headquartered abroad, due to the existence of International Treaties signed between Brazil-Chile; Brazil-Mexico and Brazil-Spain, thus avoiding double taxation. A favorable judgment was handed down and the National Treasury appealed to the Regional Federal Court of the 3rd Region, where it awaits judgment. On December 31, 2025, the amount was approximately R$ 1,524 milion.

Labor and civil lawsuits classified as having a potential loss totaled R$ 1,493 million and R$ 2,226 million, respectively, in the consolidated figures.

23.	Tax assets and liabilities

a) Income tax and social contribution

The total charges for the period can be reconciled with the accounting profit as follows:

Thousand of Reais	2025	2024	2023

Operating Profit Before Tax	16,728,994	19,190,228	11,921,651
Tax Rate (25% income tax and 20% social contribution tax) (3)	(7,528,047)	(8,635,601)	(5,364,743)
PIS and COFINS (net of income and social contribution taxes) (1)	(4,605,498)	(3,258,281)	(3,789,866)
Non-taxable/Non-deductible:
Equity method	206,241	140,870	108,380
Non-Deductible Expenses Net from Non-Taxable Income (2)	1,911,762	1,345,411	1,016,111
Adjustments:
Recognition (Reversal) of Income/Social Contribution Taxes on Temporary Differences	193,371	(224,038)	127,166
Interest on Equity	3,376,308	2,589,128	2,660,040
Effect of CSLL (Social Contribution on Net Profit) Rate Difference (3)	970,695	1,441,329	684,133
Other adjustments	1,711,297	824,718	2,135,940
Income taxes	(3,763,871)	(5,776,465)	(2,422,839)
Comprising:
Current taxes	(8,068,996)	(6,193,804)	(7,962,995)
Deferred taxes	4,305,125	417,339	5,540,156
Taxes paid during the fiscal year	(6,509,969)	(5,423,514)	(5,892,511)
(1)	PIS and COFINS are considered as components of the profit base (net base of certain income and expenses); therefore, in accordance with IAS 12, they are recorded as income taxes.
(2)	It mainly includes the tax effect on income from updates to judicial deposits and other income and expenses that are permanent differences.
(3)	In the Consolidated Financial Statements, we account for the difference in CSLL (Social Contribution on Net Profit) tax rates of 9% (non-financial companies), 15% (financial companies), and 20% (banks).

Foreign Exchange Hedge of the Grand Cayman and Luxembourg Branches

Banco Santander operates branches in the Cayman Islands and Luxembourg, which are primarily used for raising funds in international capital and financial markets, providing the Bank with credit lines that are extended to its clients for trade financing and working capital.

To hedge against exchange rate fluctuations, the Bank uses derivatives and funding. According to Brazilian tax rules, gains or losses resulting from the impact of the Real's appreciation or depreciation on foreign investments are taxable or deductible for income tax/social contribution purposes, while gains or losses from derivatives used as hedging are also taxable or deductible. The purpose of these derivatives is to protect net income after taxes.

Consolidated Financial Statements | December 31, 2025 |F - 90

*Values expressed in thousands, except when indicated

The still distinct tax treatment for PIS and COFINS taxes on such exchange rate differences results in volatility in "Operating Profit before Tax" and in the "Income Tax" item. The effects of the transactions carried out, as well as the total effect of the exchange rate hedge for the fiscal years ending December 31, 2025, 2024, and 2023, are detailed below:

Thousand of Reais	2025	2024	2023
Foreign exchange fluctuations (net)
Gains (losses) arising from exchange rate fluctuations on the Bank’s investments in the Cayman and Luxembourg Branches	(7,474,761)	13,627,778	(3,281,452)
Gains (losses) on financial assets and liabilities
Income generated from the use of derivative contracts as foreign exchange hedge	7,838,473	(14,292,394)	3,444,617
Income Taxes
Tax effect of derivative contracts used as hedge - PIS/COFINS	(363,712)	664,616	(163,165)

b) Effective tax rate calculation

The effective tax rates are:

Thousand of Reais	2025	2024	2023
Operating Income Before Tax	16,728,994	19,190,228	11,921,651
Income Tax	(3,763,871)	(5,776,465)	(2,422,839)
Effective tax rate	22.50%	30.10%	20.32%

c) Tax recognized in equity

In addition to the income tax recognized in the consolidated income statement, the Bank has recorded the following amounts directly in equity:

Thousand of Reais	2025	2024	2023
Tax credits recognized in equity	315,477,464	339,389,357	139,356,609
Measurement of securities at fair value through other comprehensive income	308,792,800	333,401,042	136,550,936
Measurement of cash flow hedge	3,032,990	2,607,676	223,487
Measurement of investment hedge	1,421,361	562,353	562,353
Measurement of defined benefit plan	2,230,313	2,818,286	2,019,833
Tax expenses recognized in equity	(320,585,520)	(346,808,871)	(140,799,732)
Measurement of securities at fair value through other comprehensive income	(309,559,753)	(335,837,710)	(133,417,362)
Measurement of cash flow hedge	(3,361,605)	(2,628,353)	(430,444)
Measurement of investment hedge	(1,421,361)	(1,421,361)	(1,421,361)
Measurement of defined benefit plan	(6,242,801)	(6,921,447)	(5,530,565)
Total	(5,108,056)	(7,419,514)	(1,443,123)

This pertains to deferred tax liabilities recognized in equity, arising from temporary differences accounted for in equity.

d) Deferred taxes

The balances of “Deferred Tax Assets” and “Deferred Tax Liabilities” are presented as follows:

Thousand of Reais	2025	2024

Deferred Tax Assets	50,854,830	48,223,877
Comprising:
Temporary differences (1)	45,562,986	42,737,528
Tax loss	5,291,844	5,486,349
Total deferred tax assets	50,854,830	48,223,877

Deferred tax liabilities	4,589,099	5,689,440
Comprising:
Excess depreciation of leased assets	414,762	394,257
Fair value adjustment of trading securities and derivatives	4,174,337	5,295,183
Total deferred tax liabilities	4,589,099	5,689,440
(1)	Temporary differences primarily related to impairment losses on loans and receivables, provisions for judicial and administrative proceedings, and the effect of the fair value on financial instruments.

Consolidated Financial Statements | December 31, 2025 |F - 91

*Values expressed in thousands, except when indicated

The changes in the balances of “Deferred Tax Assets” and “Deferred Tax Liabilities” over the last three fiscal years were the following:

Thousand of Reais	Balances at December 31, 2024	Adjustment to Income	Fair value adjustments (1)	Other (2)	Balance on December 31, 2025

Deferred Tax Assets	48,223,877	3,110,827	(573,469)	93,595	50,854,830
Temporary differences	42,737,528	3,305,332	(573,469)	93,595	45,562,986
Tax loss	5,486,349	(194,505)	-	-	5,291,844
Deferred Tax Liabilities:	5,689,440	(1,194,298)	247,771	(153,814)	4,589,099
Temporary differences	5,689,440	(1,194,298)	247,771	(153,814)	4,589,099
Total	42,534,437	4,305,125	(821,240)	247,409	46,265,731

Thousand of Reais	Balances at December 31, 2023	Adjustment to Income	Adjustments to fair value (1)	Other (2)	Balance on December 31, 2024

Deferred Tax Assets	43,445,704	3,124,515	2,460,496	(806,838)	48,223,877
Temporary differences	37,877,300	3,206,570	2,460,496	(806,838)	42,737,528
Tax loss	5,561,066	(74,717)	-	-	5,486,349
CSLL 18%	7,338	(7,338)	-	-	-
Deferred Tax Liabilities:	3,699,432	2,238,539	597,555	(846,086)	5,689,440
Temporary differences	3,699,432	2,238,539	597,555	(846,086)	5,689,440
Total	39,746,272	885,976	1,862,941	39,248	42,534,437

(1) Refers to the tax recognized in equity.

(2) In 2025, it refers mainly to the net of deferred taxes in the amount of R$247,409 (2024 – R$39,248 and 2023 – R$63,753), which have the same counterparty and realization period.

e) Expected realization of deferred tax assets

	Deferred Tax Assets			Deferred Tax Liabilities
Year	Temporary differences	Tax losses	Total	Temporary differences	Total
2026	9,572,148	36,844	9,608,992	1,092,810	1,092,810
2027	6,937,859	1,090,696	8,028,555	1,095,782	1,095,782
2028	6,129,936	2,304,325	8,434,261	870,727	870,727
2029	5,162,834	1,854,527	7,017,361	850,912	850,912
2030	4,908,139	3,730	4,911,869	151,612	151,612
2031 to 2035	12,852,070	1,722	12,853,792	222,694	222,694
After 2036	-	-	-	304,562	304,562
Total	45,562,986	5,291,844	50,854,830	4,589,099	4,589,099

24.	Other liabilities

Next, the breakdown of the balance of the line “Other Liabilities” line item:

Thousand of Reais	2025	2024

Provisioned expenses and deferred income (1)	3,573,354	3,542,200
Ongoing transactions (3)	698,571	1,148,561
Provision for stock-based compensation	305,685	278,707
Insurance contract liabilities	1,469,292	1,579,095
Net liability to third parties (4)	2,960,493	-
Other (2)	8,233,750	6,835,316
Total	17,241,145	13,383,879
(1)	Primarily relates to outstanding payments for personnel expenses
(2)	Includes Credits for Funds to be Disbursed, such as Administrative Fees, and Payables from Related Parties and Suppliers.
(3)	Mainly includes amounts to be transferred to credit card networks (funds in transit) and amounts to be disbursed for real estate loan operations.
(4)	Securitization without risk transfer, economically equivalent to the issuance of structured debt instruments with payment subordination.

Consolidated Financial Statements | December 31, 2025 |F - 92

*Values expressed in thousands, except when indicated

25.	Other Comprehensive Income

The "Other Comprehensive Income" line balances comprise the amounts, net of the corresponding tax effects, of adjustments to assets and liabilities temporarily recognized in equity, as presented in the Statement of Changes in Shareholders' Equity and Consolidated Statements of Comprehensive Income until they are extinguished or realized, at which point they are definitively recognized in the Consolidated Statement of Income. The values arising from subsidiaries, interest in associates, and joint ventures are presented, line by line, in the appropriate line items according to their nature.

It is important to note that the consolidated statements of comprehensive income include changes in the "Other Comprehensive Income" line item, as follows:

-	Adjustment to fair value - Gains/(Losses): this includes the net income amount, after deducting expenses incurred during the year, recognized directly in equity. The amounts recognized in equity for the year remain in this line item, even if they are transferred to the income statement or to the initial carrying amount of assets or liabilities, or reclassified to another line item within the same year.
-	Amounts transferred to the income statement: these include the revaluation gains and losses previously recognized in equity, even if within the same fiscal year, which are recognized in the income statement.
-	Amounts transferred to the initial carrying amount of the hedged item: these include the revaluation gains and losses previously recognized in equity, even if within the same fiscal year, which are recognized in the initial carrying amount of assets or liabilities as a result of cash flow hedges.
-	Other reclassifications: these include the value of transfers made during the year among various fair value adjustment items.

In the consolidated statements of comprehensive income, "Other Comprehensive Income" is recognized on a gross basis, including amounts related to non-controlling interests, and the corresponding tax effect is presented in a separate line item, except for entities that apply the equity method of accounting, whose amounts are presented net of the tax effect.

a) Financial Assets Affecting Equity

a.1) Financial Assets Measured at Fair Value through Other Comprehensive Income

Other Comprehensive Income – Financial Assets Measured at Fair Value through Other Comprehensive Income includes the net amount of unrealized changes in the fair value of assets classified as measured at Fair Value through Other Comprehensive Income (note 6), net of taxes.

The breakdown, by type of instrument and the issuer's geographical origin, of adjustments in Other Comprehensive Income – Financial Assets Measured at Fair Value through Other Comprehensive Income (IFRS 9) as of December 31, 2025, is as follows:

Thousand of Reais	2025
	Revaluation gains	Revaluation losses	Net recognized gains/losses	Fair value
Debt Instruments
Government securities	2,376,664	(1,250,469)	1,126,195	69,354,220
Private securities	-	(404)	(404)	-
Total	2,376,664	(1,250,873)	1,125,791	69,354,220

Thousand of Reais	2024
	Revaluation gains	Revaluation losses	Net recognized gains/losses	Fair value
Debt Instruments
Government securities	825,610	(4,604,296)	(3,778,686)	86,437,770
Private securities	2,043,223	(429,081)	1,614,142	5,621,137
Total	2,868,833	(5,033,377)	(2,164,544)	92,058,907

Consolidated Financial Statements | December 31, 2025 |F - 93

*Values expressed in thousands, except when indicated

Thousand of Reais	2023
	Revaluation gains	Revaluation losses	Net recognized gains/losses	Fair value
Debt Instruments
Government securities	2,533,250	(1,437,728)	1,095,522	58,841,921
Private securities	10,864	(568,948)	(558,084)	194,216
Total	2,544,114	(2,006,676)	537,438	59,036,137

At each market disclosure, Banco Santander assesses whether there is any objective evidence that the instruments classified as Financial Assets at Fair Value through Other Comprehensive Income (debt securities) present signs of impairment due to non-recovery.

b) Cash Flow Hedge

Other Comprehensive Income - Cash Flow Hedge includes gains or losses attributable to hedging instruments that qualify as effective hedges. These amounts will remain under this line item until they are recognized in the consolidated statements of comprehensive income for the periods affected by this hedge (note 8).

c) Foreign Investment translation adjustments

Foreign investment translation adjustments include the net amount of differences arising from translating the balances of consolidated entities whose functional currency is not the Brazilian Real into Brazilian Reais (note 2.a).

26.	Non-controlling interests

Non-controlling interests" refer to the net value of the equity equivalence of the portion of profit or loss attributable to equity instruments that do not belong, directly or indirectly, to the Bank, including the portion of annual profit attributed to subsidiaries.

a) Composition

The balance of the "Non-controlling Interests" line item is detailed below:

Thousand of Reais	2025	2024

Total	1,379,614	335,447
Rojo Entretenimento S.A.	9,385	11,226
Banco Hyundai Capital	380,036	324,819
Fit Economia de Energia S.A.	(20,682)	(4,382)
América Gestão Serviços em Energia S.A.	3,056	3,784
Santander SBAC II Renda Fixa Curto Prazo	1,007,819	—

Thousand of Reais	2025	2024

Profit attributable to non-controlling interests	199,088	48,257
Comprising:
Rojo Entretenimento S.A.	682	977
Banco Hyundai Capital	81,814	61,493
Return Capital Gestão de Ativos e Participações S.A.	-	(6,287)
Solution 4Fleet Consultoria Empresarial S.A.	-	416
Fit Economia de Energia S.A.	(13,130)	(7,272)
América Gestão Serviços em Energia S.A.	(1,864)	(1,070)
Santander SBAC II Renda Fixa Curto Prazo	131,586	—

Consolidated Financial Statements | December 31, 2025 |F - 94

*Values expressed in thousands, except when indicated

b) Changes

The changes in the balance of "Non-controlling interests" are summarized in the table below:

	2025	2024	2023
Thousand of Reais
Balance at the beginning of the fiscal year	335,447	403,350	497,342
Incorporation / Acquisition	876,232	(112,710)	(134,214)
Dividends paid / Interest on Capital	-	-	(6,790)
Profit attributable to non-controlling interests	199,088	48,257	49,499
Others	(31,153)	(3,450)	(2,487)
Balance at the end of the fiscal year	1,379,614	335,447	403,350

27.	Shareholders’ equity

a) Share capital

In accordance with the Bylaws, Banco Santander's Capital may be increased up to the limit of the authorized capital, regardless of statutory reform, upon deliberation by the Board of Directors and through the issuance of up to 9,090,909,090 (nine billion, ninety million, nine hundred and nine thousand and ninety) shares, observing the legal limits established regarding the number of preferred shares. Any capital increase exceeding this limit will require shareholder approval.

At the Ordinary General Meeting held on April 26, 2024, the increase in share capital in the amount of R$10,000,000,000.00 (ten billion reais) was approved, without the issuance of new shares, through the capitalization of part of the balance of the statutory profit reserve.In this way, the share capital of Banco Santander Brasil becomes R$65,000,000,000.00 (sixty-five billion reais).

The share capital, fully subscribed and paid up, is divided into registered, book-entry shares with no nominal value.

	Thousand of shares
			2025			2024
	Common	Preferred	Total	Common	Preferred	Total
Brazilian residents	129,745	155,583	285,328	138,618	164,502	303,120
Foreign residents	3,688,950	3,524,253	7,213,203	3,680,077	3,515,334	7,195,411
Total shares	3,818,695	3,679,836	7,498,531	3,818,695	3,679,836	7,498,531
(-) Treasury shares	(13,666)	(13,665)	(27,331)	(19,452)	(19,452)	(38,904)
Total outstanding	3,805,029	3,666,171	7,471,200	3,799,243	3,660,384	7,459,627

b) Dividends and interest on equity

The Company's bylaws ensure that shareholders receive a minimum dividend of 25% of their net profit for each fiscal year, adjusted in accordance with the law. Preferred shares do not have voting rights and cannot be converted into common shares, but they have the same rights and benefits granted to common shares, in addition to priority in the distribution of dividends and an additional 10% on dividends paid to common shares, and in the reimbursement of capital, without premium, in the event of the Bank's dissolution.

The dividends were calculated and paid in accordance with Brazilian Corporation Law.

Before the Annual General Meeting of Shareholders, the Board of Directors may resolve to declare and pay dividends from the profits earned, based on: (i) balance sheets or retained earnings reported in the most recent balance sheet, or (ii) balance sheets prepared for periods shorter than six months, provided that the total dividends paid in each half of the fiscal year do not exceed the value of the capital reserves. These dividends are fully attributed to the mandatory dividends.

Consolidated Financial Statements | December 31, 2025 |F - 95

*Values expressed in thousands, except when indicated

Below, we present the distribution of Dividends and Interest on Equity made on December 31, 2025 and December 31, 2024.

	2025
		Real per Thousand Shares / Units
	Thousand of Reais	Gross			Net
		Common	Preferred	Units	Common	Preferred	Units
Interest on Capital (1)(5)	1,500,000	191.68	210.84	402.52	162.92	179.22	342.14
Interest on Capital (2)(5)	1,500,000	191.39	210.53	401.92	162.68	178.95	341.63
Interest on Capital (3)(5)	2,000,000	255.18	280.70	535.88	216.90	238.59	455.49
Interest on Capital (4)(5)	2,000,000	255.18	280.70	535.88	216.90	238.59	455.49
Dividends (4)(5)	620,000	79.10	87.01	166.11	67.23	73.96	141.19
Total	7,620,000
((1)	Deliberated by the Board of Directors on January 10, 2025, paid on February 12, 2025, without any remuneration as monetary adjustment.
((2)	Deliberated by the Board of Directors on April 10, 2025, paid on May 8, 2025, without any remuneration as monetary adjustment.
((3)	Deliberated by the Board of Directors on July 10, 2025, paid on August 9, 2025, without any remuneration as monetary adjustment.
((4)	Deliberated by the Board of Directors on October 10, 2025, paid on November 8, 2025, without any remuneration as monetary adjustment.
(5)	Deliberated by the Board of Directors on December 22, 2025, paid on February 5, 2026, without any remuneration as monetary adjustment.
(6)	They were fully allocated to the mandatory minimum dividends distributed by the Bank for the financial year ending December 31, 2025.

	2024
		Real per Thousand Shares / Units
	Thousand of Reais	Gross			Net
		Common	Preferred	Units	Common	Preferred	Units
Interest on Capital (1)(5)	1,500,000	191.84	221.02	412.86	163.06	179.37	342.43
Interest on Capital (2)(5)	1,500,000	191.62	210.78	402.40	162.88	179.16	342.04
Interest on Capital (3)(5)	1,500,000	191.67	210.83	402.50	162.92	179.21	342.13
Interest on Capital (4)(5)	1,300,000	166.10	182.71	348.81	141.18	155.30	296.48
Dividends (4)(5)	200,000	25.55	28.11	53.66	25.55	28.11	53.66
Total	6,000,000
(1)	Approved by the Board of Directors on January 11, 2024, paid on February 8, 2024, without any remuneration for monetary adjustment.
(2)	Resolved by the Board of Directors on April 10, 2024, paid on May 15, 2024, without any remuneration for monetary adjustment.
(3)	Resolved by the Board of Directors on July 10, 2024, paid on August 9, 2024, without any remuneration for monetary adjustment.
(4)	Resolved by the Board of Directors on October 10, 2024, paid on November 8, 2024, without any remuneration for monetary adjustment.
(5)	They were fully allocated to the mandatory minimum dividends distributed by the Bank for the financial year 2024. .

c) Reserves

The net income, after deductions and legal provisions, will be allocated as follows:

Legal reserve

In accordance with Brazilian corporate legislation, 5% towards the legal reserve until it reaches 20% of the capital. This reserve is established to protect the integrity of the share capital and may only be utilized to offset losses or to increase the capital.

Capital reserve

The Bank's capital reserve comprises: goodwill reserves from the subscription of shares and other capital reserves, and may only be used to absorb losses that exceed retained earnings and profit reserves; redemption, repurchase, or acquisition of the Bank's own shares; addition to the share capital; or payment of dividends to preferred shares under specific circumstances.

For corporate purposes, especially for meeting the reserves provided for in Law No. 6,404/76, the balances are determined based on the financial statement under BRGAAP, which was published on February 4, 2026.

Consolidated Financial Statements | December 31, 2025 |F - 96

*Values expressed in thousands, except when indicated

Dividend equalization reserve

After the distribution of dividends, any remaining balance, upon a proposal by the Executive Board and approval by the Board of Directors, may be allocated to the establishment of a reserve for dividend equalization, limited to 50% of the Share Capital. This reserve is designed to secure funds for dividend payments, including in the form of Interest on Equity, or their advances, with the objective of maintaining the payout flow to shareholders.

d) Treasury shares

At a meeting held on January 24, 2024, the Board of Directors approved, in continuation of the Repurchase Program that expired on the same date, a new Repurchase Program for Units and ADRs issued by Banco Santander, directly or through its branch in Cayman, for maintenance in treasury or subsequent sale.

The Buyback Program covers the acquisition of up to 36,205,005 Units, representing 36,205,005 common shares and 36,205,005 preferred shares, which corresponded, on December 31, 2025, to approximately 1% of the Bank's share capital. On December 31, 2025, Banco Santander had 356,245,448 common shares and 384,049,858 preferred shares outstanding.

The purpose of the buyback is to (1) maximize value generation for shareholders through efficient management of the capital structure; and (2) enable the payment of directors, management-level employees and other employees of the Bank and companies under its control, under the terms of the Long-Term Incentive Plans. The term of the Buyback Program is up to 18 months from February 6, 2024, ending on August 6, 2025.

	2025	2024
	Quantity	Quantity
	Units	Units
Treasury shares at beginning of the period	19,451	27,193
Shares Acquisitions	-	2,770
Payment - Share-based compensation	(5,785)	(10,511)
Treasury shares at end of the period	13,666	19,452
Balance of Treasury Shares in thousand of Reais	R$717,789	R$882,936
Emission Costs in thousands of Reais	R$1,771	R$1,771
Balance of Treasury Shares in thousands of Reais	R$719,560	R$884,707

Cost/Share Price	Units	Units
Minimum cost (*)	R$7.55	R$7.55
Weighted average cost (*)	R$27.33	R$27.46
Maximum cost (*)	R$49.55	R$49.55
Share Price	R$28.22	R$24.93
(*)	Since the beginning of trading on the stock exchange.

Additionally, for the fiscal year ended December 31, 2025, trading of treasury shares resulted in a loss of R$22,106 (2024 – gain of R$25,163), which was directly recognized in equity under capital reserves.

28.	Earnings per share

a) Basic earnings per share

Basic earnings per share are calculated by dividing the net profit attributable to the Parent Company by the weighted average number of shares outstanding during the year, excluding the average number of treasury shares held over the same period.

	2025	2024	2023
Profit attributable to the Parent	12,766,035	13,365,506	9,449,313

Earnings per share
Basic Profit per 1,000 shares (In Reais - BRL)
Common shares	1,629.22	1,708.02	1,208.83
Preferred shares	1,792.14	1,878.82	1,329.71
Net Profit attributable - Basic
Common shares	6,197,567	6,488,760	4,587,598
Preferred shares	6,568,468	6,876,746	4,861,715

Weighted average shares outstanding - Basic
Common shares	3,804,009	3,799,003	3,795,082
Preferred shares	3,665,150	3,660,144	3,656,223

Consolidated Financial Statements | December 31, 2025 |F - 97

*Values expressed in thousands, except when indicated

b) Diluted earning per share

Diluted earnings per share is calculated by dividing the net profit attributable to the Parent Company by the weighted average number of shares outstanding during the year, excluding the average number of treasury shares held over the same period, and including the potential dilutive effect of long-term compensation programs.

	2025	2024	2023
Profit attributable to the Parent	12,766,035	13,365,506	9,449,313

Earnings per share
Diluted profit per 1,000 shares (In Reais - BRL)
Common shares	1,602.61	1,688.90	1,121.49
Preferred shares	1,762.87	1,857.79	1,233.63
Net Profit attributable - Basic
Common shares	6,304,861	6,565,712	4,938,874
Preferred shares	6,461,174	6,799,794	4,510,439

Weighted average shares outstanding - Diluted
Common shares	3,934,128	3,887,558	4,403,869
Preferred shares	3,665,150	3,660,144	3,656,223

29.	Fair value of financial assets and liabilities

According to IFRS 13, the measurement of fair value using a fair value hierarchy that reflects the model used in the measurement process must comply with the following hierarchical levels:

Level 1: Determined based on unadjusted public price quotations in active markets for identical assets and liabilities, including public debt securities, equities, and listed derivatives.

Level 2: Represents derivatives of data other than the quoted prices included in Level 1, which are observable for the asset or liability, either directly (such as prices) or indirectly (derived from prices).

Level 3: Derived from valuation techniques that incorporate data for assets or liabilities not based on observable market variables (non-observable data).

Financial Assets and Liabilities Measured at Fair Value through Profit or Loss or through Other Comprehensive Income

Level 1: Securities and financial assets characterized by high liquidity and observable prices in an active market are classified within level 1. This level includes most Brazilian Government Securities (notably LTN, LFT, NTN-B, and NTN-F), stocks listed on the stock exchange, and other securities traded in the active market.

Level 2: When price quotes are not observable, Management, utilizing its own internal models, makes its best estimate of the price that would be established by the market. These models rely on data based on observable market parameters as a key reference. The most reliable evidence of the fair value of a financial instrument at initial recognition is the transaction price, unless the fair value can be derived from other market transactions involving the same or similar instruments, or can be determined using a valuation technique where the variables used include only observable market data, particularly interest rates. These securities are classified at level X of the fair value hierarchy and primarily consist of Government Securities (NTN-A), repurchase agreements, cancellable LCI, and are in a market that is less liquid than those classified at level 1.

Level 3: In cases where information is not based on observable market data, Banco Santander employs internally developed models to accurately measure the fair value of these instruments. Instruments with low liquidity are primarily classified at level 3.

Derivatives

Level 1: Derivatives traded on stock exchanges are classified within level 1 of the hierarchy.

Consolidated Financial Statements | December 31, 2025 |F - 98

*Values expressed in thousands, except when indicated

Level 2: Derivatives traded over-the-counter, in the valuation of financial instruments (mainly swaps and options), observable market data such as exchange rates, interest rates, volatility, correlations between indices, and market liquidity are typically utilized.

In pricing the referenced financial instruments, the Black-Scholes model methodology (exchange rate options, interest rate index options, caps, and floors) and the present value method (discounting future values based on market curves) are employed.

Level 3: Non-exchange traded derivatives, for which there is no observable information in an active market, have been classified as level 3, encompassing exotic derivatives.

Category	Type Asset/Liability	Valuation technique	Main unobservable inputs
Linear derivatives	Coupon Fra	BMF Closing Prices	Currency Coupon rate - long term
	Inflation Swap	Discounted cash flow	IGPM Coupon rate
	Interest Rate Swap	Discounted cash flow	Pre-fixed rates – long term
Non linear derivatives	Equities Options	Black&Scholes	Implicit volatility- long term
	Inflation Options	Black&Scholes	IPCA Implicit volatility- long term
	Interest Rate Options	Black&Scholes	IDI Implicit volatility- long term
	Currency Options	Black&Scholes	USD/BRL Implicit volatility- long term
Cash	Pension Plan Liability	Actuarial Model	IGPM Coupon rate
	Private Bonds	Discounted cash flow	Discount rate ("Yields")
	Public Bonds	Discounted cash flow	NTN-C and TDA Discount rate ("Yields")
Put options	Put Options	Discounted cash flow	Growth and Discount rates

The table below provides a summary of the fair values of financial assets and liabilities for the fiscal years ended on December 31, 2025 and 2024, classified according to the various measurement methods the Bank has adopted to determine their fair value.

				12/31/2025
	Level 1	Level 2	Level 3	Total
Financial Assets Measured At Fair Value Through Profit Or Loss	84,368,028	174,725,164	3,313,957	262,407,149
Debt instruments	79,505,635	14,889,571	1,150,820	95,546,026
Equity instruments	4,862,393	-	-	4,862,393
Derivatives	-	64,266,589	1,323,617	65,590,206
Loans and advances to customers	-	5,574,067	839,520	6,413,587
Reserves at the Central Bank of Brazil	-	89,994,937	-	89,994,937
Financial Assets Measured At Fair Value Through Other Comprehensive Income	65,444,645	-	4,001,938	69,446,583
Debt instruments	65,444,625	-	3,909,595	69,354,220
Equity instruments	20	-	92,343	92,363
Hedging derivatives (assets)	-	217,492	-	217,492
Financial Liabilities Measured At Fair Value Through Profit Or Loss	-	110,545,164	1,926,147	112,471,311
Derivatives	-	57,901,839	1,926,147	59,827,986
Short positions	-	49,380,059	-	49,380,059
Bonds and securities obligations	-	3,263,266	-	3,263,266
Hedging derivatives (liabilities)	-	184,005	-	184,005

				12/31/2024
	Level 1	Level 2	Level 3	Total
Financial Assets Measured At Fair Value Through Profit Or Loss	90,905,041	132,973,627	7,123,218	231,001,886
Debt instruments	88,260,075	15,624,289	3,700,691	107,585,055
Equity instruments	2,644,966	296,834	27,023	2,968,823
Derivatives	-	39,468,524	707,294	40,175,818
Loans and advances to customers	-	2,223,593	2,688,210	4,911,803
Reserves at the Central Bank of Brazil	-	75,360,387	-	75,360,387
Financial Assets Measured At Fair Value Through Other Comprehensive Income	88,640,516	-	3,438,024	92,078,540
Debt instruments	88,620,903	-	3,438,004	92,058,907
Equity instruments	19,613	-	20	19,633
Hedging derivatives (assets)	-	30,481	-	30,481
Financial Liabilities Measured At Fair Value Through Profit Or Loss	-	82,213,242	509,368	82,722,610
Derivatives	-	38,771,080	509,368	39,280,448
Short positions	-	39,396,666	-	39,396,666
Bonds and securities obligations	-	4,045,496	-	4,045,496
Hedging derivatives (liabilities)	-	129,826	-	129,826

Consolidated Financial Statements | December 31, 2025 |F - 99

*Values expressed in thousands, except when indicated

Level 3 Fair Value Changes

The tables below detail the transactions that occurred during the year 2025 and 2024 assets and liabilities classified as Level 3 in the fair value hierarchy:

	Fair Value	Gains/ losses (Realized/Not Realized)	Transfers to Level 3	Additions / Low	Fair value
	12/31/2024				12/31/2025
Financial Assets Measured At Fair Value Through Profit Or Loss	7,123,218	(283,424)	(1,798,299)	(1,727,538)	3,313,957
Financial Assets Measured At Fair Value Through Other Comprehensive Income	3,438,024	130,982	-	432,932	4,001,938
Financial Liabilities Measured At Fair Value In Profit Or Loss Held For Trading	509,368	127,254	(421,435)	1,710,960	1,926,147

	Fair Value	Gains/ losses (Realized/Not Realized)	Transfers to Level 3	Additions / Low	Fair value
	12/31/2023				12/31/2024
Financial Assets Measured At Fair Value Through Profit Or Loss	6,568,685	(67,560)	(4,276,225)	4,898,318	7,123,218
Financial Assets Measured At Fair Value Through Other Comprehensive Income	2,610,638	(167,705)	(98,568)	1,093,659	3,438,024
Financial Liabilities Measured At Fair Value In Profit Or Loss Held For Trading	914,261	(214,958)	(189,987)	52	509,368

	Fair Value	Gains/ losses (Realized/Not Realized)	Transfers to Level 3	Additions / Low	Fair value
	12/31/2022				12/31/2023
Financial Assets Measured At Fair Value Through Profit Or Loss	3,652,114	(50,682)	1,093,895	1,873,358	6,568,685
Financial Assets Measured At Fair Value Through Other Comprehensive Income	1,503,441	30,764	1,090,459	(14,026)	2,610,638
Financial Liabilities Measured At Fair Value In Profit Or Loss Held For Trading	233,762	(109,800)	384,082	406,217	914,261

Fair Value Changes Linked to Credit Risk

Fair value changes attributable to credit risk are determined based on fluctuations in credit default swap prices relative to similar obligations of the same debtor, when such prices are observable, as credit default swaps more accurately reflect the market's assessment of credit risks for a specific financial asset. When these prices are not observable, the fair value changes attributable to credit risk are calculated as the total of fair value changes not attributable to shifts in the benchmark interest rate or other observable market rates. In the absence of specific observable data, this approach provides a reasonable approximation of the changes attributable to credit risk, estimating margin changes over the benchmark value that the market may demand for the financial asset.

Financial assets and liabilities not measured at fair value

The Bank's financial assets are measured at fair value in the consolidated balance sheet, except for financial assets measured at amortized cost.

Similarly, the Bank's financial liabilities, excluding those held for trading and those measured at fair value, are measured at amortized cost in the consolidated balance sheet.

i) Financial assets measured at a value other than fair value

Below, we present a comparison between the carrying amounts of the Bank's financial assets measured at values other than their fair values and their respective fair values as of December 31, 2025 and 2024:

					12/31/2025
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Open market investments	20,232,729	20,232,729	20,232,729	-	-
Financial Assets Measured At Amortized Cost:
Loans and amounts due from credit institutions	35,947,923	35,947,923	-	20,311,427	15,636,496
Loans and advances to customers	558,134,969	558,401,338	-	-	558,401,338
Debt instruments	114,708,615	114,803,683	53,703,410	2,426	61,097,847
Reserves at the Central Bank of Brazil	91,754,315	91,754,315	-	91,754,315	-
Total	820,778,551	821,139,988	73,936,139	112,068,168	635,135,681

Consolidated Financial Statements | December 31, 2025 |F - 100

*Values expressed in thousands, except when indicated

					12/31/2024
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Open market investments	37,084,254	37,084,254	37,084,254	-	-
Financial Assets Measured At Amortized Cost
Loans and amounts due from credit institutions	30,177,627	30,177,627	-	6,757,021	23,420,606
Loans and advances to customers	561,178,111	554,791,402	-	-	554,791,402
Debt instruments	84,529,222	84,380,507	34,616,776	-	49,763,731
Reserves at the Central Bank of Brazil	92,439,824	92,439,824	-	92,439,824	-
Total	805,409,038	798,873,614	71,701,030	99,196,845	627,975,739

ii) Financial liabilities measured at a value other than fair value

Below, we present a comparison between the carrying amounts of the Bank's financial liabilities measured at values other than their fair values and their respective fair values as of December 31, 2025 and 2024:

					12/31/2025
Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Financial Liabilities at Measured Amortized Cost:
Deposits of credit institutions	146,867,521	146,867,521	-	25,279,956	121,587,565
Customer deposits	593,328,796	593,328,796	-	76,561,726	516,767,070
Marketable debt securities	156,662,290	159,163,562	-	-	159,163,562
Debt instruments Eligible Capital	28,113,937	28,113,937	-	-	28,113,937
Other financial liabilities	67,414,002	67,414,002	-	-	67,414,002
Other financial liabilities	992,386,546	994,887,818	-	101,841,682	893,046,136

					12/31/2024
Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Financial Liabilities at Measured Amortized Cost:
Deposits of credit institutions	158,565,482	158,565,482	-	35,608,595	122,956,887
Customer deposits	605,068,163	605,831,373	-	81,663,106	524,168,267
Marketable debt securities	135,632,632	137,664,088	-	-	137,664,088
Debt instruments Eligible Capital	23,137,784	23,137,784	-	-	23,137,784
Other financial liabilities	79,177,179	79,177,179	-	-	79,177,179
Other financial liabilities	1,001,581,240	1,004,375,906	-	117,271,701	887,104,205

The methodologies and assumptions applied in estimating fair value are outlined below:

Loans and other receivables from credit institutions and customers - The fair value is estimated for groups of similar credit transactions. The fair value of loans is determined by discounting future cash flows using the interest rates of new contracts. In other words, the future cash flow of the current loan portfolio is projected based on contractual rates, and then, spreads derived from new loans are incorporated into the risk-free interest rate curve to calculate the fair value of the loan portfolio. Regarding behavioral assumptions, it is important to underscore that the prepayment rate is applied to the loan portfolio, thereby enabling a more realistic projection of future cash flows.

Deposits from credit institutions and customers - The fair value of the deposits was calculated by discounting the difference between the cash flows under contractual conditions and the current market rates for instruments with similar maturities. The fair value of variable-rate time deposits was considered to be close to their carrying amount.

Liabilities arising from securities - The fair values of these items were estimated by calculating the discounted cash flows, using the market interest rates for liabilities with similar terms and maturities.

Debt Instruments Eligible as Capital – these refer to the transaction fully executed with a related party, within the context of the Capital Optimization Plan, whose carrying amount is similar to the fair value.

The valuation techniques employed for estimating each level are detailed in note 2.e.

Management reviewed the criteria for classifying the fair value level of assets and liabilities measured at amortized cost, which are presented exclusively for disclosure purposes, and concluded that they are more appropriately classified as level 3, given the observable market data.

Consolidated Financial Statements | December 31, 2025 |F - 101

*Values expressed in thousands, except when indicated

30.	Operational Ratios

The Brazilian Central Bank requires financial institutions to maintain a Regulatory Capital (RC), Tier 1 Capital, and Common Equity Tier 1 Capital (CET1) that are compatible with the risks inherent in their activities, exceeding the minimum Required Regulatory Capital, represented by aggregating the credit risk, market risk, and operational risk components.

As established in CMN Resolution No. 4,958/2021, the Regulatory Capital requirement is set at 11.50%, comprising 8.00% of Minimum Regulatory Capital, 2.50% of Capital Conservation Buffer, and 1.00% of Systemic Risk Buffer. The Tier 1 Capital Ratio stands at 9.50%, and the Minimum Common Equity Tier 1 Capital is 8.00%. Continuing with the implementation of the rules set forth by CMN Resolution No. 4,955/2021, the calculation of capital adequacy ratios is conducted on a consolidated basis, utilizing data from the Prudential Conglomerate, as established by CMN Resolution No. 4,950/2021, demonstrated below:

Thousand of Reais	2025	2024
Tier I Regulatory Capital	94,548.4	85,562.9
Principal Capital	86,426.5	77,547.6
Supplementary capital	8,121.9	8,015.3
Tier II Regulatory Capital	20,521.2	15,488.4
Regulatory Capital (Tier I and II)	115,069.5	101,051.2
Credit Risk (1)	627,239.5	603,286.5
Market Risk (2)	45,564.2	43,523.7
Operational Risk	74,911.2	60,643.3
Total RWA (3)	747,714.9	707,453.5
Basel I Ratio	12.64	12.09
Basel Principal Capital	11.56	10.96
Basel Regulatory Capital	15.39	14.28
(1)	Credit risk exposures subject to capital requirement calculations under the standardized approach (RWACPAD) are based on the procedures established by BCB Resolution No. 229, dated May 12, 2022.
(2)	Includes the portions for market risk exposures subject to variations in interest rates (RWAjur1), foreign currency coupons (RWAjur2), price indexes (RWAjur3), and interest rate coupons (RWAjur4), the price of commodities (RWAcom), the price of shares classified in the trading portfolio (RWAacs), portions for exposure to gold, foreign currency and operations subject to exchange rate variation (RWAcam), and adjustment for derivatives arising from variation in the counterparty's credit quality (RWAcva)..Risk Weighted Assets or risk weighted assets.
(3)	Risk Weighted Assets or risk weighted assets.

Banco Santander discloses its Risk Management Report on a quarterly basis, which includes information on risk management, a concise description of the Recovery Plan, capital management, RC, and RWA. The report, providing more detailed insights into the assumptions, framework, and methodologies, is available at www.santander.com.br/ri.

Financial institutions are required to maintain the allocation of funds to fixed assets in alignment with the adjusted Regulatory Capital level. The funds allocated to fixed assets, determined on a consolidated basis, are limited to 50% of the value of the adjusted Regulatory Capital, as per current regulations. Banco Santander is in compliance with the established requirements.

31.	Interest and similar income

Interest and similar income in the consolidated income statement comprise interest accrued during the year on all financial assets with either an implicit or explicit return, calculated by applying the effective interest method, irrespective of the fair value measurement, and adjustments to income as a result of hedge accounting. Interest is recognized on a gross basis, without the deduction of withholding taxes.

The breakdown of the main items of interest and similar income earned in 2025, 2024 and 2023 is presented below:

Thousand of Reais	2025	2024	2023

Cash and balances with the Brazilian Central Bank	11,151,386	17,990,483	13,807,832
Loans and advances - Credit institutions	5,792,915	2,992,514	2,234,602
Loans and advances - Customers	100,075,356	75,859,217	81,330,804
Debt instruments	35,148,026	29,500,935	24,195,031
Pension Plans (note 21)	44,175	36,014	36,973
Other interest	10,282,781	10,804,315	6,677,465
Total	162,494,639	137,183,478	128,282,707

Consolidated Financial Statements | December 31, 2025 |F - 102

*Values expressed in thousands, except when indicated

32.	Interest and similar expenses

Interest and similar expenses" in the consolidated income statement consist of interest accrued in the year on all financial liabilities with implicit or explicit return, including remuneration in kind, calculated using the effective interest method, regardless of the measurement of the fair value, cost adjustments as a result of hedge accounting and interest costs attributed to pension funds.

The breakdown of the main items of interest and similar charges accrued in 2025, 2024 and 2023 is as follows:

Thousand of Reais	2025	2024	2023

Deposits from credit institutions	6,899,809	8,905,425	9,828,381
Customer deposits	53,594,440	58,469,742	48,543,885
Marketable debt securities and subordinated liabilities:
Marketable debt securities (note 18)	3,839,689	3,778,418	4,998,766
Debt Instruments Eligible to Compose Capital (note 19)	3,683,973	2,523,206	1,925,772
Pension Plans (note 21)	133,070	241,133	189,138
Other interest (1)	36,709,340	6,586,994	15,912,731
Total	104,860,321	80,504,918	81,398,673
(1)	It is mainly composed of Interest Expenses from Repurchase Agreements and Expenses from Financial Bills and Other Private Securities.

33.	Equity instrument income

The "Equity Instrument Income" line item encompasses dividends and payments received as well as the profits generated by invested entities after the acquisition of equity instruments.

The breakdown of the balance for this line item is presented below:

Thousand of Reais	2025	2024	2023

Equity instruments classified as:
Financial Assets Measured At Fair Value Through Profit Or Loss	5,134	31,626	18,658
Financial Assets Measured At Fair Value Through Other Comprehensive Income	80,394	52,021	3,521
Total	85,528	83,647	22,179

34.	Fee and commission income

The "Fee and Commission Income" line item includes all fees and commissions accrued to the Bank's benefit during the year, excluding those that are incorporated into the effective interest rate on financial instruments.

The breakdown of the balance for this line item is presented below:

Thousand of Reais	2025	2024	2023
Collection and payment services:
Bills	882,398	961,360	1,040,113
Demand accounts	2,821,608	2,965,171	2,940,423
Cards (Credit and Debit) and Acquiring Services	7,396,239	6,663,921	6,528,718
Checks and other	79,829	87,459	98,884
Orders	1,129,938	1,095,150	905,907
Total	12,310,012	11,773,061	11,514,045

Marketing of non-Banking financial products:
Investment funds	628,939	573,929	510,695

Consolidated Financial Statements | December 31, 2025 |F - 103

*Values expressed in thousands, except when indicated

Insurance and brokerage commissions	4,540,439	4,183,116	3,646,974
Capitalization plans	996,108	622,573	712,660
Total	6,165,486	5,379,618	4,870,329

Securities services:
Securities underwriting and placement	1,156,528	1,077,297	1,167,677
Securities trading	234,863	329,009	291,167
Administration and custody	1,214,251	984,656	898,058
Asset management	1,899	418	1,645
Total	2,607,541	2,391,380	2,358,547

Other:
Foreign exchange	1,896,397	1,835,203	1,856,492
Financial guarantees	911,072	884,711	757,770
Other fees and commissions	1,631,339	1,401,014	1,097,595
Total	4,438,808	4,120,928	3,711,857
Total	25,521,847	23,664,987	22,454,778

35.	Fee and commission expenses

The "Fee and Commission Expenses" line item reflects the total amount of fees and commissions paid or payable during the year, excluding those that are incorporated into the effective interest rate on financial instruments.

The breakdown of the balance for this line item is presented below:

Thousand of Reais	2025	2024	2023

Commissions assigned to third parties (1)	5,055,514	4,541,274	4,147,976
Other fees and commissions	2,970,877	1,918,504	2,666,837
Total	8,026,391	6,459,778	6,814,813
(1)	Primarily consisting of credit cards.

36.	Gains (losses) on financial assets and liabilities (net)

Gains (losses) on financial assets and liabilities comprise the fair value adjustments of financial instruments, excluding those related to accrued interest from applying the effective interest method and provisions, as well as the gains or losses incurred from buying or selling financial instruments.

The breakdown of the balance for this line item, categorized by type of instrument, is presented below:

Thousand of Reais	2025	2024	2023

Financial Assets Measured At Fair Value Through Profit Or Loss (1)	7,889,797	(641,147)	3,440,830
Financial Assets Not Measured At Fair Value Through Profit Or Loss	(416,389)	(180,427)	(463,844)
Debt instruments	(401,079)	(105,789)	(42,405)
Equity instruments	(15,310)	(74,638)	(421,439)
Of which: Financial Assets Measured At Fair Value Through Other Comprehensive Income
Gains or losses from hedge accounting, net	3,471,911	(537,100)	(247,467)
Total	10,945,319	(1,358,674)	2,729,519
(1)	Includes the foreign exchange hedge of the Bank’s position in Cayman (note 23).

Consolidated Financial Statements | December 31, 2025 |F - 104

*Values expressed in thousands, except when indicated

37.	Foreign exchange fluctuations (net)

Foreign exchange fluctuations reflect the gains or losses on currency transactions, the changes resulting from the conversion of monetary items from a foreign currency to the functional currency, and the gains or losses recognized on non-monetary foreign currency assets at the time of disposal.

Thousand of Reais	2025	2024	2023

Revenue with Exchange Variations	510,993,772	121,821,934	104,400,557
Expenses with Exchange Variations	(521,807,828)	(120,334,255)	(103,335,390)
Total	(10,814,056)	1,487,679	1,065,167

38.	Other Operating Expenses (Net)

The breakdown of the "Other Operating Income (Expenses)" line item is presented below:

Thousand of Reais	2025	2024	2023

Other operating income	809,933	1,135,725	714,363
Other operating expense	(990,018)	(1,172,124)	(866,732)
Contributions to fund guarantee of credit - FGC	(628,236)	(615,722)	(563,421)
Total	(808,321)	(652,121)	(715,790)

39.	Personnel expenses

a) Breakdown

The breakdown of the “Personnel Expenses” line item is presented below:

Thousand of Reais	2025	2024	2023

Wages and salaries	7,241,613	7,087,141	6,640,403
Social security costs	1,712,591	1,692,382	1,654,056
Benefits	1,771,477	1,753,478	1,659,195
Defined benefit pension plans (note 21)	5,841	6,280	3,867
Contributions to defined contribution pension plans	240,368	215,685	180,926
Share-based compensation	211,800	294,088	163,695
Training	66,584	68,043	61,686
Other personnel expenses	449,072	480,899	450,098
Total	11,699,346	11,597,996	10,813,926

Consolidated Financial Statements | December 31, 2025 |F - 105

*Values expressed in thousands, except when indicated

b) Stock-based compensation

Banco Santander maintains long-term incentive programs linked to the performance of its instruments, both in Brazil (SANB11) and globally. The plans aim to align the interests of executives and shareholders, promoting a focus on the sustainability of market value and the creation of long-term value. Eligible members include members of the Executive Board and other executives nominated by the Board of Directors, considering criteria of seniority and strategic impact. Board members only participate if they hold positions on the Executive Board.

b.1) Local and Global Program

					01/01 to			01/01 to			01/01 to
Program	Liquidity Type	Vesting Period	Period of Exercise		12/31/2025			12/31/2024			12/31/2023
		07/2019 to 06/2022	2024	R$	-	(1)	R$	—	(1)	R$	292,537	SANB 11 (2)
		09/2020 to 09/2022	2024		-	(1)		—	(1)		217,291	(2)
		01/2021 to 10/2024	2024	-	-	(1)	R$	—	(1)	R$	18,270,000	(1)
		01/2023 to 12/2026	2025 and 2026		1,375,000	(1)		750,000	(1)		750,000	(1)
		01/2024 to 12/2027	2026, 2027 and 2028	R$	350,000	(2)	R$	1,100,000	(2)	R$	—	(2)
		01/2021 to 10/2024	2024	-	-	(1)		—	(1)	R$	—	(1)
	Santander Brasil Bank Shares	01/2025 to 12/2028	2026 and 2029		2,500,000	(2)		—	(2)		—	(2)
Local		01/2022 to 12/2025	2025		-	SANB11 (3)		118,363	SANB11 (3)		118,363	SANB11 (3)
		01/2023 to 12/2026	2026	-	11,820	SANB11 (4)	R$	20,263	SANB11 (4)	R$	15,637	SANB11 (4)
		01/2025 to 12/2028	2027 and 2028		143,024	SANB 11			SANB 11			SANB 11
		2023	EUR 367		—	Global Actions (5)		—	Global Actions (5)		80,412	Global Actions (5)
		2023, with limit for options' exercise until 2030	—		385,956	Options on Global Stocks (5)		420,394	Options on Global Stocks (5)		420,394	Options on Global Stocks (5)
		02/2024	EUR 2,685		—	Global Actions (6)		117,601	Global Actions (6)		117,601	Global Actions (6)
		02/2024, with a limit for exercising the options until 02/2029	—		105,534	Global Stock Options (6)		183,840	Global Stock Options (6)		350,839	Global Stock Options (6)
Global	Santander Spain Shares and Options	2025	EUR 3,104		95,786	Global Actions (6)		95,786	Global Actions (6)		95,786	Global Actions (6)
		2025, with a limit for exercising the options until 2030	—		22,989	Global Stock Options (6)		367,827	Global Stock Options (6)		367,827	Global Stock Options (6)
		2026	EUR 3,088		175,476	Global Actions (6)		175,476	Global Actions (6)		199,680	Global Actions (6)
		2026, with a limit for exercising the options until 2033	—		472,469	Global Stock Options (6)		472,469	Global Stock Options (6)		537,637	Global Stock Options (6)
		2027	EUR 6,395		8,528	Global Actions (6)		8,528	Global Actions (6)		9,095,000	Global Actions (6)
		2027, with a limit for exercising the options until 2032	—		80,476	Global Stock Options (6)		80,476	Global Stock Options (6)		—	Global Stock Options (6)
		2028	EUR 7,142		2,411	Global Actions (6)		2,411	Global Actions (6)		—	Global Actions (6)

Consolidated Financial Statements | December 31, 2025 |F - 106

*Values expressed in thousands, except when indicated

2028, with a limit for exercising the options until 2033	—		9,888	Global Stock Options (6)		9,888	Global Stock Options (6)		—	Global Stock Options (6)
2029	EUR 5,414		5,340	Global Actions (6)			Global Actions (6)			Global Actions (6)
12/2024, with payment in 2025	—		—	SANB11 (7)		50,419	SANB11 (7)		—	SANB11 (7)
12/2025, with payment in 2026	—		52,037	SANB11 (8)		70,346	SANB11 (8)		—	SANB11 (8)
		R$	4,225,000	(1) (2)	R$	1,850,000	(1)	R$	19,020,000	(1) (2)
Balance of Plans on December 31, 2025						—	SAN Actions Op. (4)
			206,881	SANB11		259,391	SANB11		643,828	SANB11
						—	SAN Actions Op. (4)
			287,541	Global Actions (5) (6)		399,802	Global Actions (5) (6)		1,139,060	Global Actions (5) (6)
			1,077,312	Global stock options (5) (6)		1,114,530	Global stock options (5) (6)		106,147	Global stock options (5) (6)
(1)	Target of the plan in Reais, payment in SANB11 shares according to the achievement of the plan's performance indicators at the end of the vesting period, based on the price of the last 15 shares of the month immediately preceding the payment..
(2)	Target of the plan in Reais, to be converted into SANB11 shares according to the achievement of the plan's performance indicators at the end of the vesting period, based on the price of the last 50 trading days of the month immediately preceding the payment month.
(3)	Long-Term Incentive Plans completed, with 142,335 shares increased by dividends paid throughout 2025.
(4)	Plan with a write-off of 8,443 shares due to loss of rights.
(5)	Plan completed with 100% achievement. Part equivalent to 80,412 global shares was paid in cash in Mar/2024 (after the lockup) and 78,841 shares were cancelled. The options may be exercised until the end of the exercise period in 2030, and at the moment we have cancelled 412,175 options.
(6)	Target of the plan in Global stock and stock options, to be paid in cash at the end of the vesting period, as the plan's performance indicators are met.
(7)	Plan completed with final achievement of 75%. Delivery of 31,844 gross shares in May/2025, according to criteria established in the plan contract. And write-off of 18,575 shares due to loss of rights.
(8)	Dismissal of 18,309 shares due to loss of rights.

Global ILP (Long Term Incentive) Plans)

Currently, we have active global plans launched between 2019 and 2024, targeting global stocks and options, whose design includes:

•	Clear definition of performance metrics (financial and non-financial);
•	Multi-year deferral, ensuring a focus on sustainable results;
•	Settlement in assets or financial equivalents, in accordance with malus and clawback rules.

This structure aligns with international best practices in compensation governance, reinforcing transparency and capital discipline.

Consolidated Financial Statements | December 31, 2025 |F - 107

*Values expressed in thousands, except when indicated

Pricing Model

The measurement of the plans is based on the Local Volatility (Dupire) model, adjusted to incorporate uncertainties in dividends, offering greater accuracy in the fair value estimate. The main parameters considered include:

•	Weighted average share price;
•	Exercise price;
•	Implied and expected volatility;
•	Risk-free interest rate;
•	Dividend projection.

The options have expiration dates up to 2033, and the exercise price corresponds to the market value on the exercise date, conditional upon achieving the established targets.

Local ILP Plans (Long-Term Incentive)

Local long-term incentive plans may be granted in accordance with the strategy of new companies in the group or specific businesses, generally with a vesting period of 3 (three) years.

Each plan has a specific contract, and its calculation and payment must be approved by the established governance body, observing local and global regulatory resolutions.

The reference value for each participant will be converted into SANB11 shares, typically based on the price of the last 50 trading sessions of the month immediately preceding the plan payment.

At the end of the vesting period, payment, whether for the resulting shares in the case of local plans or the equivalent value of the shares/options in the case of global plans, is made with a restriction of 1 (one) year, and this payment is also subject to the application of Malus/Clawback clauses, which may reduce or cancel the shares to be delivered in cases of non-compliance with internal rules and exposure to excessive risks, or in cases of material failure to comply with the requirements for financial reporting, in accordance with Section 10D of the Securities Exchange Act (SEC), applicable to companies with shares listed on the NYSE.

Impact on Results

The impacts on results are recognized in the Personnel Expenses line item, as detailed below:

			Consolidated
		01/01 to	01/01 to	01/01 to
		12/31/2025	12/31/2024	12/31/2023
Program	Settlement Type
Local	Santander Actions (Brazil)	8,407	6,178	17,097
Global	Santander Spain shares and stock options	5,971	6,953	6,380

Consolidated Financial Statements | December 31, 2025 |F - 108

*Values expressed in thousands, except when indicated

b.2) Stock-Based Variable Compensation

The long-term incentive plan (deferral) sets forth the criteria for the disbursement of future deferred portions of variable compensation, taking into account sustainable financial foundations over the long term. This includes the possibility of applying reductions or cancellations in response to the risks undertaken and the fluctuations in the cost of capital.

The variable compensation plan, which is linked to Banco Santander shares, is divided into 2 programs: (i) Identified Group and (ii) Other Employees. The impacts on results are recognized in the Personnel Expenses line item, as detailed below:

			01/01 to	01/01 to	01/01 to
Program	Participant	Liquidity Type	12/31/2025	12/31/2024	12/31/2023
Collective Identified	Members of the Executive Committee, Statutory Officers and other executives who assume significant and responsible risks of control areas	50% in cash indexed to 100% of CDI and 50% and instruments	225,202	139,470	156,962
Unidentified Collective	Management-level employees and employees who are benefited by the Deferral Plan	50% in cash indexed to 100% of CDI and 50% and instruments	187,831	170,949	223,562

Consolidated Financial Statements | December 31, 2025 |F - 109

*Values expressed in thousands, except when indicated

40.	Other Administrative Expenses

a) Breakdown

The breakdown of the balance for this line item is as follows:

Thousand of Reais	2025	2024	2023

General maintenance expenses	818,329	878,393	896,232
Technology maintenance expenses	3,015,127	2,409,697	2,383,988
Advertising	482,880	516,448	521,964
Communications	282,336	351,019	501,765
Per diems and travel expenses	214,903	201,195	163,057
Taxes other than income tax	141,768	154,047	173,147
Surveillance and cash courier services	383,979	474,477	524,680
Insurance premiums	26,238	25,311	26,783
Specialized and technical services	2,485,963	2,413,970	2,397,149
Technical reports	432,017	409,138	512,257
Others specialized and technical services	2,053,946	2,004,832	1,884,892
Other administrative expenses (1)	1,387,569	1,393,951	1,159,950
Total	9,239,092	8,818,508	8,748,715
(1)	As of December 31, 2025, this is predominantly comprised of Business Formalization Expenses of R$1,108,107 (2024 – R$1,001,084 and 2023 - R$949,009), Data Processing Expenses of R$279,512 (2024 – R$263,719 and 2023 - R$157,010), Service Expenses of R$100,263 (2024 - income of R$250,192 and 2023 - R$152,065), and Recovery of Charges and Expenses of R$553,284 (2024– R$558,296 and 2023 – R$304,025).

b) Other Information

The balance of the "Technical Reports" included the net fees paid by the different companies of the Consolidated group to the main auditor of the group, with the following breakdown:

Thousand of Reais	2025	2024
Independent audit of the financial statements of the companies included in the consolidation scope	31,489	29,987
Audit Related	334	588
Tax Services	169	105
Others	2,374	1,980
Total	34,366	32,660

The approximate tax amount, as per Law No. 12,741/2012 was R$5,711 (2024- R$5,687).

41.	Gains (losses) on disposal of assets not classified as non-current assets held for sale

The breakdown of the balance for this line item is as follows:

Thousand of Reais	2025	2024	2023

Gains	164,606	1,854,664	1,038,003
Tangible and intangible assets	100,976	84,633	114,159
Investments (1)	63,630	1,770,031	923,844
Losses	(53,565)	(48,481)	(39,595)
Tangible and intangible assets	(53,565)	(48,481)	(33,956)
Investments	-	-	(5,639)
Total	111,041	1,806,183	998,408
(1)	In 2024, this refers to the Partnership operation between Banco Santander (Brasil) S.A. and Pluxee International, as per the terms described in Note 3.d. In 2023, results from the sale of 40% of Webmotors, as per Note 3.l.

Consolidated Financial Statements | December 31, 2025 |F - 110

*Values expressed in thousands, except when indicated

42.	Gains (losses) on disposal and expenses on non-current assets held for sale not classified as discontinued operations

The breakdown of the balance of this item is as follows:

Thousand of Reais	2025	2024	2023
Composition
Net constitution of reversal of provision of non-financial assets	26,595	79,024	29,707
Result on the Sale of non-financial assets	117,897	54,272	32,260
Operating expenses of non-financial assets	(43,389)	(27,260)	(16,772)
Total	101,103	106,036	45,195

43.	Other disclosures

a) Guarantees and commitments

The Bank offers a range of guarantees to help its clients improve their credit standing and enable them to compete effectively. The table below details all the guarantees as of December 31, 2025 and 2024.

As required, the "Maximum potential value of future payments" represents the notional amounts that could be regarded as a loss in the event of a total default by the guaranteed parties, without taking into account possible recoveries from guarantees held or pledged, or recoveries on appeal. There is no correlation between these values and the probable losses on these guarantees. In fact, the "Maximum potential value of future payments" significantly exceeds the inherent losses.

Thousand of Reais	2025	2024
Maximum potential amount of future payments
Contingent liabilities
Guarantees and other sureties	55,292,666	60,657,334
Financial guarantees	21,812,379	33,246,872
Performance guarantees	3,145,657	1,903,656
Financial letters of credit	30,317,862	25,485,782
Other	16,768	21,024
Other contingent exposures	3,624,677	3,730,419
Documentary Credits	3,624,677	3,730,419
Total Contingent Liabilities	58,917,343	64,387,753

Commitments
Loan commitments drawable by third parties (1)	235,479,099	205,309,683
Total Commitments	235,479,099	205,309,683

Total	294,396,442	269,697,436
(1)	Includes approved and unutilized limits for overdrafts, credit cards, and other similar facilities.

The Bank provides its clients with financial guarantees in commitments with third parties. The Bank retains the right to seek reimbursement from clients for any amounts it is required to pay under these guarantees. Additionally, cash or other forms of high liquidity collateral may be held against these commitments. These contracts are subject to the same credit assessment process as that applied to loans.

The Bank expects that these guarantees will expire without the need for any cash advances. Therefore, in the normal course of operations, the Bank anticipates that these transactions will have virtually no impact on its liquidity.

Performance guarantees are issued to secure clients' commitments, such as contractually specified investments, and to provide specified products, basic goods, or maintenance or warranty services to third parties, ensuring project completion in accordance with contractual terms, among other obligations. Included within standby letters of credit are guarantees for loan repayment, credit lines, promissory notes, and commercial acceptances. The Bank invariably requires collateral to issue this type of financial guarantee. In documentary credits, the Bank acts as a payment intermediary between commercial entities across different countries (import/export operations). In these transactions, the parties involved handle documents rather than the actual goods these documents represent. Typically, the basic goods traded serve as collateral for the transaction, and the Bank may extend certain credit lines. Commitments for loans redeemable by third parties primarily encompass most credit card lines and commercial commitments. Credit card lines may be unilaterally terminated by the issuer. Commercial commitments are generally one-year lines, contingent upon the client providing requisite information.

Consolidated Financial Statements | December 31, 2025 |F - 111

*Values expressed in thousands, except when indicated

The risk criteria for issuing all types of guarantees, standby letters of credit, documentary credits, and all signature risks are generally the same as those used for other credit risk products and, therefore, are subject to the same admission and monitoring standards. Guarantees provided on behalf of clients undergo the same credit quality review process as any other credit risk product. Regularly, at least once a year, the solvency of clients is assessed, as well as the likelihood of these guarantees being executed. Should there be any doubt regarding a client's solvency, provisions are recognized in net profit for the amount of inherent losses, even if no legal proceedings have been initiated against the Bank.

The recognition of provisions for impairment losses related to guarantees and other sureties (note 9.c) is recorded under the line item Impairment losses on financial assets (net) in the consolidated statement of income, and the methodology for its calculation is detailed in note 2.i.

Furthermore, the liability recognized as deferred income for the premium received for providing these guarantees is being amortized over the life of the related guarantees and totals R$253,677 (2024 - R$300,711 and 2023 - R$282,613).

b) Managed funds not recognized on the balance sheet

Banco Santander manages funds in which it does not hold a significant stake, does not act as a "principal," and has no equity interest. Based on the contractual relationship that governs the management of these funds, other equity holders are exposed to, or have rights to variable returns and are able to influence these returns through their decision-making authority. Additionally, the Bank act as manager of these funds by analyzing the remuneration regime, which is proportional to the services rendered. Therefore, there is no indication that the fund is "principal" (note 2.w).

Following are the funds managed by Banco Santander not recognized on its balance sheet:

Thousand of Reais	2025	2024
Funds under investment management (1)	-	134,133
Administered Funds	227,012,763	242,717,969
Total	227,012,763	242,852,102
(1)	In 2025, the management of the funds was transferred to Santander Brasil Gestão de Recursos Ltda.

c) Third-party securities held in custody

As of December 31, 2025, the Bank held in custody third-party debt securities and securities totaling R$146,156,911 (2024 - R$51,196,827).

d) Residual maturity

The breakdown, by maturity, of the balances of Financial Assets and Financial Liabilities in the consolidated balance sheet is as follows:

							2025
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total
Assets:
Cash	20,232,729	-	-	-	-	-	20,232,729
Debt instruments	997,982	27,898,675	63,721,953	64,924,884	46,781,813	75,283,554	279,608,861
Equity instruments	4,954,756	-	-	-	-	-	4,954,756
Loans and amounts due from credit institutions	375,187	26,274,530	7,004,532	2,182,758	110,916	-	35,947,923
Loans and advances to customer	103,367,757	130,196,993	119,102,830	113,987,986	41,465,669	56,427,321	564,548,556
Derivatives	-	47,239,976	4,662,446	6,628,902	-	7,276,374	65,807,698
Balances with the Brazilian Central Bank	90,684,085	84,421,117	6,644,050	-	-	-	181,749,252
Total	220,612,496	316,031,291	201,135,811	187,724,530	88,358,398	138,987,249	1,152,849,775

Liabilities:
Financial liabilities at amortized cost:
Deposits from credit institutions (1)	3,727,499	91,572,827	50,164,339	1,402,856	-	-	146,867,521
Customer deposits (1)	93,212,490	261,558,684	126,932,829	80,556,538	30,233,704	834,551	593,328,796
Marketable debt securities (1)	-	4,841,702	18,656,164	40,033,889	70,206,415	26,187,386	159,925,556
Debt Instruments Eligible to Compose Capital	-	-	-	-	-	28,113,937	28,113,937
Other financial liabilities	3,310,946	4,638,196	192,372	59,158,320	91,622	22,546	67,414,002
Short positions	-	22,581,504	10,117,743	1,376,194	-	15,304,618	49,380,059
Derivatives	-	42,240,588	4,653,740	4,654,737	-	8,462,926	60,011,991
Total	100,250,935	427,433,501	210,717,187	187,182,534	100,531,741	78,925,964	1,105,041,862
Difference (assets less liabilities)	120,361,561	(111,402,210)	(9,581,376)	541,996	(12,173,343)	60,061,285	47,807,913

Consolidated Financial Statements | December 31, 2025 |F - 112

*Values expressed in thousands, except when indicated

							2024
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total
Assets:
Cash	15,131,969	21,952,285	-	-	-	-	37,084,254
Debt instruments	110,385	28,818,116	43,426,801	80,644,990	56,763,284	74,409,608	284,173,184
Equity instruments	2,117,553	571,818	198,961	100,124	-	-	2,988,456
Loans and amounts due from credit institutions	41,763	6,746,688	4,400,946	12,206,990	6,157,811	623,429	30,177,627
Loans and advances to customer	38,842,391	149,527,493	112,549,440	147,550,348	68,790,302	48,829,940	566,089,914
Derivatives	22,753	17,117,638	588,359	18,411,051	1,701,330	2,365,168	40,206,299
Balances with the Brazilian Central Bank	167,800,211	-	-	-	-	-	167,800,211
Total	224,067,025	224,734,038	161,164,507	258,913,503	133,412,727	126,228,145	1,128,519,945

Liabilities:
Financial liabilities at amortized cost:
Deposits from credit institutions (1)	3,388,235	72,720,534	66,515,869	12,938,966	2,038,443	963,435	158,565,482
Customer deposits (1)	227,425,242	184,353,360	87,235,595	46,521,772	59,474,729	57,465	605,068,163
Marketable debt securities (1)	-	23,042,497	3,980,720	42,216,454	55,260,981	15,177,476	139,678,128
Debt Instruments Eligible to Compose Capital	-	-	-	-	-	23,137,784	23,137,784
Other financial liabilities	1,121,506	20,529,202	7,482,333	37,652,435	12,377,824	13,879	79,177,179
Short positions	-	972,415	2,728,931	5,637,952	11,872,654	18,184,714	39,396,666
Derivatives	-	4,506,806	5,611,956	12,539,932	1,652,110	15,099,470	39,410,274
Total	231,934,983	306,124,814	173,555,404	157,507,511	142,676,741	72,634,223	1,084,433,676
Difference (assets less liabilities)	(7,867,958)	(81,390,776)	(12,390,897)	101,405,992	(9,264,014)	53,593,922	44,086,269

(1)	Includes liabilities that may be subject to early settlement, comprising: demand and time deposits, repurchase agreements with clients, Real Estate Credit Notes (LCI), and Agribusiness Credit Notes (LCA).

e) Equivalent value of assets and liabilities in BRL

The main foreign currency balances recorded in the consolidated balance sheet, based on the nature of the respective items, are as follows:

Equivalent Value in Thousand of Reais	2025		2024
	Assets	Liabilities	Assets	Liabilities

Cash	14,780,432	-	22,500,450	-
Financial ssets/liabilities measured at fair value through profit or loss held for trading	9,671,662	7,981,591	14,413,853	12,658,267
Financial assets/liabilities measured at amortized cost	93,642,915	157,559,409	105,973,276	174,910,624
Total	118,095,009	165,541,000	142,887,579	187,568,891

f)	Other Commitments

Banco Santander leases properties, primarily for use as branches, under a standard lease agreement that it may terminate at its discretion. This agreement includes a renewal option and adjustment clauses, falling within the concept of operational leasing.

The total of future minimum lease payments under non-cancellable operational leases is presented below:

	2025	2024
Up to 1 Year	366,739	469,244
Between 1 to 5 Years	912,695	1,004,390
More than 5 Years	63,578	139,324
Total	1,343,012	1,612,958

Consolidated Financial Statements | December 31, 2025 |F - 113

*Values expressed in thousands, except when indicated

Additionally, Banco Santander holds indefinite-term contracts, amounting to R$488 (2024 - R$431), corresponding to the monthly lease payments for contracts of this nature. Lease payments, recognized as expenses in the fiscal year of 2025, totaled R$194,402 (2024 - R$256,371).

Lease agreements will be adjusted annually in accordance with prevailing legislation, where the maximum adjustment is based on the fluctuation of the General Market Price Index ("IGPM"). The lessee is granted the right to unilaterally terminate these agreements at any time, pursuant to contractual clauses and current legislation.

g) Contingent assets

As of December 31,2025 and 2024, contingent assets were not recognized in the accounting records.

44.	Business segment reporting

In accordance with IFRS 8, an operating segment is defined as a component of an entity:

(a)	That engages in activities from which it can generate income and incur expenses (including income and expenses arising from transactions with other components of the same entity);
(b)	Whose operational results are regularly reviewed by the entity’s chief decision-maker responsible for operational decisions regarding the allocation of resources to the segment and assessment of its performance; and
(c)	For which separate financial information is available.

Based on these guidelines, the Bank has identified the following reportable operating segments:

• Commercial Bank

• Global Wholesale Bank (SCIB)

The Bank operates across two segments: the Commercial Segment, catering to both individual and corporate clients (excluding global corporate clients, who are served in the Global Wholesale Banking Segment), and the Global Wholesale Banking Segment, which encompasses Investment Banking and Markets operations, including the Treasury and Equity Business Departments.

The Bank operates both in Brazil and internationally through its branches in Cayman and Luxembourg, as well as its subsidiary in Spain, serving Brazilian clients. Accordingly, it does not present geographical segmentation.

The Income Statements and other relevant data are as follows:

Thousand of Reais	2025
Income Statement	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	53,125,730	4,508,588	57,634,318
Equity instrument income	7,579	77,949	85,528
Income from companies accounted for by the equity method	373,830	84,483	458,313
Net fee and commission income	15,396,640	2,098,816	17,495,456
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net) (1)	(4,206,481)	4,337,744	131,263
Other operating expense (net)	(703,532)	(104,789)	(808,321)
TOTAL INCOME	63,993,766	11,002,791	74,996,557
Personnel expenses	(10,568,513)	(1,130,833)	(11,699,346)
Other administrative expenses	(8,208,448)	(1,030,644)	(9,239,092)
Depreciation and amortization	(2,466,865)	(158,918)	(2,625,783)
Provisions (net)	(4,894,082)	(84,596)	(4,978,678)
Impairment losses on financial assets (net)	(28,817,676)	(722,186)	(29,539,862)
Impairment losses on non-financial assets (net)	(312,712)	(84,234)	(396,946)
Other non-financial gains (losses)	212,144	-	212,144
OPERATING PROFIT BEFORE TAX (1)	8,937,614	7,791,380	16,728,994
Currency Hedge(1)	(363,712)	-	(363,712)
ADJUSTED OPERATING INCOME BEFORE TAX (1)	8,573,902	7,791,380	16,365,282

Consolidated Financial Statements | December 31, 2025 |F - 114

*Values expressed in thousands, except when indicated

Thousand of Reais	2024
Income Statement	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	51,563,173	5,115,387	56,678,560
Equity instrument income	5,109	78,538	83,647
Income from companies accounted for by the equity method	259,321	53,665	312,986
Net fee and commission income	14,943,536	2,261,673	17,205,209
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net) (1)	(1,487,662)	1,616,667	129,005
Other operating expense (net)	(479,848)	(172,273)	(652,121)
TOTAL INCOME	64,803,629	8,953,657	73,757,286
Personnel expenses	(10,534,033)	(1,063,963)	(11,597,996)
Other administrative expenses	(7,835,919)	(982,589)	(8,818,508)
Depreciation and amortization	(2,599,134)	(131,884)	(2,731,018)
Provisions (net)	(4,582,750)	(12,488)	(4,595,238)
Impairment losses on financial assets (net)	(28,450,756)	(33,274)	(28,484,030)
Impairment losses on non-financial assets (net)	(252,550)	63	(252,487)
Other non-financial gains (losses)	1,912,219	-	1,912,219
OPERATING PROFIT BEFORE TAX (1)	12,460,706	6,729,522	19,190,228
Currency Hedge(1)	664,616	-	664,616
ADJUSTED OPERATING INCOME BEFORE TAX (1)	13,125,322	6,729,522	19,854,844

Thousand of Reais	2023
Income Statement	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	44,651,967	2,232,067	46,884,034
Equity instrument income	3,514	18,665	22,179
Income from companies accounted for by the equity method	184,889	54,347	239,236
Net fee and commission income	13,269,837	2,370,128	15,639,965
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net) (1)	(1,125,430)	4,920,116	3,794,686
Other operating expense (net)	(595,993)	(119,797)	(715,790)
TOTAL INCOME	56,388,784	9,475,526	65,864,310
Personnel expenses	(9,753,972)	(1,059,954)	(10,813,926)
Other administrative expenses	(7,866,949)	(881,766)	(8,748,715)
Depreciation and amortization	(2,621,353)	(119,597)	(2,740,950)
Provisions (net)	(4,404,408)	(20,004)	(4,424,412)
Impairment losses on financial assets (net)	(26,582,759)	(1,425,327)	(28,008,086)
Impairment losses on non-financial assets (net)	(250,044)	(129)	(250,173)
Other non-financial gains (losses)	1,043,603	-	1,043,603
OPERATING PROFIT BEFORE TAX (1)	5,952,902	5,968,749	11,921,651
Currency Hedge(1)	(163,165)	-	(163,165)
ADJUSTED OPERATING INCOME BEFORE TAX (1)	5,789,737	5,968,749	11,758,486
(1)	Includes, within the Commercial Bank, the foreign exchange hedge of the dollar investment (a strategy to mitigate the tax effects and exchange rate fluctuations of offshore investments on net income), with its result recorded in 'Gains (losses) on financial assets and liabilities,' fully offset in the Tax line.

Consolidated Financial Statements | December 31, 2025 |F - 115

*Values expressed in thousands, except when indicated

	2025
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total
Total assets	1,180,389,914	89,639,551	1,270,029,465
Loans and advances to customers	484,676,332	79,872,224	564,548,556
Customer deposits	475,642,024	117,686,772	593,328,796

	2024
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total
Total assets	1,143,663,122	95,133,688	1,238,796,810
Loans and advances to customers	484,849,401	81,240,513	566,089,914
Customer deposits	446,780,888	158,287,275	605,068,163

45.	Related party transactions

The Bank's related parties include, in addition to its subsidiaries, affiliates, and jointly-controlled entities, the key management personnel of the Bank and entities over which such key management personnel may exert significant influence.

Santander has a Related-Party Transactions Policy approved by the Board of Directors, designed to ensure that all transactions covered by the policy are conducted in the best interests of Banco Santander and its shareholders. This policy grants the Board of Directors the authority to approve certain transactions. Additionally, the established rules apply to all employees and administrators of Banco Santander and its subsidiaries.

Transactions and compensation for services involving related parties are conducted in the ordinary course of business and on arm's length terms, encompassing interest rates, terms, and guarantees, without entailing higher collection risks than usual or presenting any additional disadvantages.

a) Compensation of Key Management Personnel

For the period from January to December of 2025, management proposed a total remuneration for the administrators (Board of Directors and Executive Board) of up to R$600,000,000 (five hundred million reais), encompassing fixed, variable, and stock-based compensation. This proposal underwent consideration at the Ordinary General Meeting (OGM) held on April 25, 2025.

i) Long and short-term benefits

The Bank, in line with Banco Santander Spain and other subsidiaries globally within the Santander Group, maintains long-term compensation programs that are tied to the market performance of its share price, contingent upon the achievement of specified targets.

The table below presents the Salaries and Fees of the Board of Directors and Executive Management:

Thousand of Reais	2025	2024	2023

Fixed Compensation	128,124	127,341	132,276
Variable Compensation - in cash	105,354	110,111	126,181
Variable Compensation - in shares	90,489	94,787	91,306
Others	103,552	111,000	79,229
Total Short-Term Benefits	427,519	443,239	428,992
Variable Compensation - in cash	129,602	113,766	99,506
Variable Compensation - in shares	116,242	102,388	96,361
Total Long-Term Benefits	245,844	216,154	195,867
Total	673,363	659,393	624,859

Additionally, in the fiscal year ended December 31, 2025, charges were collected on management remuneration in the amount of R$39,873 (2024 - R$43,124 and 2023 - R$40,863).

Consolidated Financial Statements | December 31, 2025 |F - 116

*Values expressed in thousands, except when indicated

ii) Contract termination

The termination of the employment agreement with Administrators, due to non-compliance with obligations or at the initiative of the contracted party, does not confer any right to financial compensation, and their accrued benefits will be discontinued.

b) Credit operations

The Bank and its subsidiaries may carry out credit operations and other transactions with related parties, in accordance with applicable laws and regulations, in particular articles 6 and 7 of CMN Resolution No. 4,693/18 and article 34 of the "Brazilian Corporations Law", as well as in compliance with Santander's Policy on Transactions with Related Parties, published on the Investor Relations website.

Such transactions shall be concluded at market values, terms and rates in effect on the date of contracting, under conditions of commutativity, and shall involve, among others, the following related parties:

(1) their controlling shareholders, whether natural or legal persons, as defined in article 116 of the Brazilian Corporations Law;

(2) its directors and members of statutory or contractual bodies;

(3) with regard to the persons mentioned in items (i) and (ii), their spouse, partner and relatives, by blood or affinity, up to the second degree;

(4) natural persons with a qualified shareholding in its capital;

(5) legal entities with qualified equity participation in their capital;

(6) legal entities in whose capital, directly or indirectly, a Santander Financial Institution holds a qualified equity stake;

(7) legal entities in which a Santander Financial Institution has effective operational control or a preponderant influence in decision-making, regardless of shareholding; and

(8) legal entities that have a director or member of the Board of Directors in common with a Santander Financial Institution.

c) Ownership interest

The table below presents the direct equity interests (ordinary and preference shares) as of December 31, 2025, December 2024 and 2023.

	2025
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousand)	Shares (%)	(thousand)	Shares (%)	(thousand)	Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
Grupo Empresarial Santander, S.L. (GES) (1)	1,627,891	42.6%	1,539,863	41.9%	3,167,755	42.2%
Banco Santander, S.A. (1)	2,696	0.1%	—	—%	2,696	—%
Directors (*)	3,083	0.1%	3,083	0.1%	6,167	0.1%
Others	361,775	9.5%	389,579	10.6%	751,354	10.0%
Total	3,805,028	99.6%	3,666,169	99.6%	7,471,199	99.6%
Treasury shares	13,666	0.4%	13,666	0.4%	27,332	0.4%
Total	3,818,694	100.0%	3,679,835	100.0%	7,498,531	100.0%
Free Float (2)	361,775	9.5%	389,579	10.6%	751,354	10.0%

Consolidated Financial Statements | December 31, 2025 |F - 117

*Values expressed in thousands, except when indicated

	2024
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousand)	Shares (%)	(thousand)	Shares (%)	(thousand)	Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
Grupo Empresarial Santander, S.L. (GES) (1)	1,627,891	42.6%	1,539,863	41.9%	3,167,754	42.2%
Banco Santander, S.A. (1)	2,696	0.1%	—	—%	2,696	—%
Directors (*)	2,828	0.1%	2,828	0.1%	5,656	0.1%
Others	356,245	9.3%	384,050	10.4%	740,295	9.9%
Total	3,799,243	99.5%	3,660,385	99.5%	7,459,628	99.5%
Treasury shares	19,452	0.5%	19,452	0.5%	38,904	0.5%
Total	3,818,695	100.0%	3,679,837	100.0%	7,498,532	100.0%
Free Float (2)	356,245	9.3%	384,050	10.4%	740,295	9.9%

	2023
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousand)	Shares (%)	(thousand)	Shares (%)	(thousand)	Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
Grupo Empresarial Santander, S.L. (GES) (1)	1,627,891	42.6%	1,539,863	41.9%	3,167,754	42.2%
Banco Santander, S.A. (1)	2,696	0.1%	—	—%	2,696	—%
Administrators (*)	3,184	0.1%	3,184	0.1%	6,368	0.1%
Others	348,148	9.1%	375,952	10.2%	724,100	9.8%
Total	3,791,502	99.3%	3,652,643	99.3%	7,444,145	99.3%
Treasury shares	27,193	0.7%	27,193	0.7%	54,386	0.7%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	348,148	10.1%	375,952	10.2%	724,100	9.7%
(1)	Companies of the Santander Spain Group.
(2)	Comprised of Employees and Others.
(*)	None of the members of the Board of Directors and Executive Board holds 1.0% or more of any class of shares.

Consolidated Financial Statements | December 31, 2025 |F - 118

*Values expressed in thousands, except when indicated

d) Related-party transactions

The following table presents the transactions that occurred between the group's companies:

	Parent (1)		Joint-controlled companies and Other Related Party (2) (4)		Key Management Personnel (3)		Total

	2025	2024	2025	2024	2025	2024	2025	2024
Assets	14,794,190	18,182,830	29,515,608	28,222,527	129,098	58,891	44,438,896	46,464,248
Derivatives Measured At Fair Value Through Profit Or Loss, Net	3,927,271	(333,181)	-	-	6,711	-	3,933,982	(333,181)
Debt Instruments	-	-	-	67,071	-	-	-	67,071
Loans and other amounts with credit institutions - Availability and Applications in Foreign Currency (Overnight Applications)	10,865,422	18,514,514	156,837	385,458	-	-	11,022,259	18,899,972
Loans and other values with customers	-	-	28,767,276	27,571,123	94,320	36,420	28,861,596	27,607,543
Other Assets	1,497	1,497	591,495	198,875	-	-	592,992	200,372
Warranties and Limits	-	-	-	-	28,067	22,471	28,067	22,471
Liabilities	(3,932,658)	(304,650)	(12,442,585)	(10,423,148)	187,483	(618,068)	(16,187,760)	(11,345,866)
Deposits from credit institutions	(3,909,005)	(11,181)	(750,775)	(596,956)	-	-	(4,659,780)	(608,137)
Securities	-	-	-	(519,000)	-	(39,904)	-	(558,904)
Customer deposits	-	-	(2,623,152)	(1,946,618)	(72,459)	(29,246)	(2,695,611)	(1,975,864)
Other financial liabilities - Dividends and interest on equity payable	(181)	-	(8,276,298)	(7,268,606)	-	-	(8,276,479)	(7,268,606)
Other Liabilities	(23,472)	(293,469)	(792,360)	(91,968)	259,942	(548,918)	(555,890)	(934,355)
Debt Instruments Eligible for Capital	-	-	-	-	-	-	-	-

	2025	2024	2025	2024	2025	2024	2025	2024
Income	2,029,355	(2,790,659)	614,997	1,810,374	(421,055)	(665,054)	2,223,297	(1,645,339)
Interest and similar income - Loans and amounts due from credit institutions	189,556	268,957	1,763	45,881	7,278	314	198,597	315,152
Warranties and Limits	-	-	-	-	25	25	25	25
Interest expense and similar charges	(81,444)	(625,820)	(275,437)	(149,293)	(428,661)	(665,501)	(785,542)	(1,440,614)
Fee and commission income (expense)	(900)	(5,344)	1,606,287	2,391,649	-	-	1,605,387	2,386,305
Gains (losses) on financial assets and liabilities and exchange differences (net)	2,219,950	(2,157,771)	-	(1,232)	303	108	2,220,253	(2,158,895)
Other operating income (expenses)	-	-	331,975	326,301	-	-	331,975	326,301
Administrative expenses and amortization	(297,807)	(270,681)	(1,049,591)	(642,983)	-	-	(1,347,398)	(913,664)
Profit from disposal of assets not classified as non-current assets held for sale	-	-	-	(159,949)	-	-	-	(159,949)
(1)	Parent - Banco Santander is indirectly controlled by Banco Santander Spain (note 1) through its subsidiaries GES and Sterrebeeck B.V.
(2)	Related entities as disclosed in note 11.
(3)	Refers to the recording in clearing accounts of Guarantees and Limits on credit operations, Provisions and Result of variable remuneration with Key Management Personnel..

Consolidated Financial Statements | December 31, 2025 |F - 119

*Values expressed in thousands, except when indicated

46.	Risk management

Risk management at Banco Santander is based on the following principles:

A.	Risk function independence from the commercial department.
B.	Senior Management involvement in decision-making.
C.	Consensus between the Risk and Commercial departments on lending decisions.
D.	Collective decisions, involving the branch network, aimed at fostering diversity of opinions and preventing the assignment of individual decisions.
E.	Use of statistical forecasting tools for default prediction, including internal ratings, credit scoring, behavior scoring, RORAC (Risk-Adjusted Return on Capital), VaR (Value at Risk), economic capital, and scenario analysis, among other methods.
F.	Global perspective, integrating the management of risk factors across business units and employing economic capital as a uniform metric for assessing assumed risk and evaluating management performance.
G.	Common management instruments
H.	Organizational structure
I.	Scopes and responsibilities
J.	Risk limitation
K.	Recognition
L.	Efficient information channels
M.	Maintaining a medium-low risk profile and low volatility through:
•	Portfolio diversification, by limiting concentrations in clients, groups, sectors, products, or geographies; reducing the complexity of market operations; analyzing the social and environmental risks of businesses and projects financed by the Bank; and continuous monitoring to prevent portfolio deterioration.
•	Establishment of policies and procedures that constitute the Normative Risk Model, governing risk-related activities and processes in compliance with directives from the Board of Directors, Brazilian Central Bank regulations, as well as international best practices, aiming to safeguard capital and ensure the profitability of business operations.

At Santander Brasil, the risk control and management process was determined based on the Framework set forth at the corporate level, outlined according to the following phases:

I.	Adaptation of risk management structures and policies in alignment with Banco Santander's risk management principles.

The Corporate Risk Management Framework, approved by Senior Management (Risks), is designed to establish the principles and standards for risk management and control at Banco Santander. It is based on corporate organizational models and complies with the requisite regulatory standards for credit management.

The organizational model consists of the management map, which delineates the responsibilities of each area by risk type, the risk governance function, and the regulatory framework itself.

II.	Risk identification through continuous review and monitoring of exposures, assessment of new products and business ventures, and specific analysis of unique transactions.
III.	Risk measurement using periodically tested methods and models.
IV.	Preparation and distribution of a comprehensive set of reports, which undergo daily review by the Executive Board of Banco Santander.
V.	Implementation of a risk control system that assesses, on a daily basis, the extent to which the Bank's risk profile conforms to approved policies and established limits. The most significant tools and techniques (previously mentioned), currently employed by Banco Santander, are at various stages of maturity regarding their implementation and application within the Bank. For the wholesale segment, these techniques are aligned with corporate-level development. For other segments, models based on internal classifications and score systems, VaR analysis, market risk scenario analysis, and stress testing have already been integrated into the risk management routine, while the integration of expected loss, economic capital, and RORAC into risk management is underway.

Consolidated Financial Statements | December 31, 2025 |F - 120

*Values expressed in thousands, except when indicated

VI.	Models based on internal classifications and score systems, which, by assessing the various qualitative and quantitative risk components for each client and transaction, enable the estimation of the probability of default initially, and subsequently, the loss based on LGD estimates.
VII.	Economic capital, as a consistent measure of assumed risk and a basis for evaluating management performance.
VIII.RORAC,	utilized both as a pricing tool in wholesale operations, particularly within global relationship companies (employing a bottom-up approach), and in the analysis of portfolios and business units (using a top-down approach).
IX.	VaR, utilized to control and set market risk limits for the treasury's various portfolios.
X.	Scenario analysis and stress testing to complement market and credit risk assessments in order to evaluate the impact of alternative scenarios, including on provisions and capital.

a) Corporate Governance of the Risk Function

The structure of Banco Santander's Risk Committees is defined in line with a prudent risk management standard, always in compliance with the local regulatory and normative environment. Its primary responsibilities are the following:

A.	Integrate and adapt the Bank's risk culture to the local context, in addition to the risk management strategy, tolerance level, and risk appetite, previously approved by the Executive Committee and the Board of Directors, all in alignment with the corporate standards of Banco Santander Spain;
B.	Assess and approve proposals, operations, and limits, whether related to credit or market, for clients and portfolios;
C.	Conduct periodic monitoring of all inherent business risks, ensuring that the risk profile is aligned with the established risk appetite;
D.	Authorize the use of management tools, local risk models, and understand the results of their internal validation;
E.	Remain informed, assess, and comply with any observations and recommendations that may periodically be issued by supervisory authorities in the execution of their duties;

The credit risk management structure is composed of directorates that operate from the perspective of managing retail and wholesale portfolios. One specific area is tasked with consolidating portfolio information and its respective risks, providing management with an integrated and holistic view of risks, as is done in the Santander Group. In addition, there is another specific structure responsible for responding to regulators, supervisors, and internal and external auditors.

The consolidated view of risks is composed of two core elements:

•	ERM - Enterprise Risk Management: comprised of a set of functions, transversal to all risks, necessary for adequate management. This structure includes the areas of Strategic Risk and Supervision, ESCC Risk and Governance, Costs and Risk Performance.
•	Risk Adequacy and Infrastructure: comprised of a set of functions linked to a holistic view of credit risk and models. This structure includes the areas of Credit Risk Control, Regulatory Models, Credit Risk Information, Stress Testing, and Capital Risk.

b) Credit Risk

b.1) Introduction to credit risk management

Credit Risk Management supports the formulation of strategies in alignment with risk appetite, while also setting limits that include the analysis of exposure and trends, as well as assessing the effectiveness of the credit policy. The objective is to sustain a risk profile and sufficient minimum profitability to offset the anticipated default, for both individual clients and the overall portfolio, as determined by the Executive Committee and the Board of Directors. Moreover, it is tasked with overseeing the risk management systems and their implementation in the identification, measurement, control, and mitigation of risk exposure in either individual or similarly grouped operations.

Risk Management is specialized according to client characteristics, distinguishing between individualized clients (monitored by dedicated analysts) and clients with similar characteristics (standardized).

Consolidated Financial Statements | December 31, 2025 |F - 121

*Values expressed in thousands, except when indicated

•	Individualized management – Conducted by a designated risk analyst, who is responsible for the preparation of analyses, submission to the Risk Committee, and ongoing monitoring of the client's progress. It applies to clients from the Global Wholesale Banking segment (Corporate and Santander Corporate & Investment Banking - SCIB) and Commercial Banking (Portfolio clients, Companies 3, as well as GIU-Governments, Institutions, and Universities).
•	Standardized management – Targeted at individuals and companies not classified as individualized clients. It relies on automated decision-making models and internal risk assessment frameworks, supplemented by commercial units and specialized analyst teams to address exceptions.

Macroeconomic factors and market conditions, as well as sector-wise and geographical concentrations, alongside the profiles of clients and economic forecasts, are also evaluated and considered for a proper assessment of credit risk.

b.2) Measures and evaluation tools

Rating tools

The Bank employs its proprietary rating models to assess the credit quality of a client or transaction. Each rating is linked to a probability of default or non-payment, determined based on the Bank's historical experience, to predict default. These scores/ratings are utilized in the credit risk approval and monitoring process.

The classification of credit exposures into distinct categories is conducted based on an analysis of the client's financial and economic circumstances, as well as other registration information that is regularly updated. New types of operations are subjected to a credit risk assessment and must be verified for compliance with the controls adopted by the Bank.

The ratings assigned to clients are periodically reviewed, incorporating the latest financial information and insights gained from the banking relationship. The frequency of these reassessments is heightened for clients who reach specific thresholds in automated alert systems, as well as for those designated for special monitoring. The rating tools are also continually reviewed and refined to ensure the accuracy of the ratings they assign is continually improved.

Credit risk parameters

We assess all loans with regard to the provision for impairment losses on credit risk. Loans are individually assessed for impairment or collectively assessed through grouping by similar risk characteristics. Loans that are individually evaluated for impairment losses are not assessed collectively.

To measure the impairment loss of loans assessed individually for impairment, we consider the conditions of the borrowers, including their economic and financial status, level of indebtedness, cash flow generation capacity, management quality, corporate governance, internal controls quality, payment history, industry experience, contingencies, and credit limits. Additionally, we evaluate asset characteristics, such as their nature and purpose, type, adequacy, and liquidity of collateral, drawing on historical impairment experience and other known circumstances at the time of assessment.

To measure the impairment loss on loans assessed collectively for impairment, we segregate financial assets into groups based on their credit risk characteristics and similarities. In other words, according to the segment, type of assets, collateral, and other factors related to historical impairment losses and other known circumstances at the time of assessment. The impairment loss is calculated using statistical models that incorporate the following factors:

Exposure At Default (EAD):is based on the gross carrying amount at the reporting date and, where applicable, adjusted to reflect the expected exposure at the time of default in accordance with IFRS 9.

Probability of Default (PD): denotes the likelihood of a counterparty failing to fulfill its obligation to repay the principal and/or interest. Within the framework of IFRS 9, this encompasses both the PD-12 months, which is the probability of the financial instrument defaulting within the next 12 months, and the lifetime PD, which is the probability of the transaction defaulting over its remaining term. The estimation of these parameters requires the consideration of relevant future information, as per the standard.

Loss Given Default (LGD): represents the loss incurred upon default. In other words, it quantifies the percentage of exposure that was not recoverable following a default event. The determination of LGD is primarily influenced by the collateral, which serves as a mitigator of the credit risk associated with each financial asset, and the expected future cash flows to be recovered. In accordance with the standard, forward-looking information must be considered in the estimation process.

Consolidated Financial Statements | December 31, 2025 |F - 122

*Values expressed in thousands, except when indicated

Discount Rate: the rate applied to the estimated future cash flows over the expected lifespan of the asset, which corresponds to the net present value of the financial instrument relative to its carrying amount.

To estimate the aforementioned parameters, the Bank leveraged its expertise in developing internal models for the calculation of parameters for both regulatory and management purposes.

The table presented in note 9.b outlines the portfolio according to internal risk rating levels and their probability of default.

The expected loan losses, measured using sufficient and available historical data, are detailed below.

Thousand of Reais	2025	2024

By maturity
Less than 1 Year	321,881,721	320,774,167
Between 1 and 5 years	200,999,057	199,768,489
More than 5 years	79,159,211	79,145,188
Loans and advances to customers, gross	602,039,989	599,687,844

By internal classification of risk
Low	411,269,061	443,671,010
Medium-low	135,638,317	105,285,608
Medium	18,147,181	16,421,302
Medium-High	11,600,825	11,575,874
High	25,384,605	22,734,050
Loans and advances to customers, gross	602,039,989	599,687,844

The table above now incorporates Expected Loss criteria for classifying risk levels.

			2025
		Probability of default	Default loss
	Exposure

Commercial and industrial	246,928,346	6%	43%
Real Estate Credit - construction	70,157,866	10%	9%
Individual loans	281,358,798	12%	54%
Leasing	3,594,979	2%	42%

			2024
	Exposure	Probability of default	Default loss
Commercial and industrial	241,177,143	5%	39%
Real Estate Credit - construction	64,820,223	10%	9%
Individual loans	290,347,271	10%	62%
Leasing	3,343,207	2%	42%

b.3) Observed losses: credit cost measures

Each month, the Bank estimates the losses associated with credit risk and subsequently compares these estimates with the actual losses incurred during the month. Periodic analyses are conducted to monitor and maintain control over credit risk.

To complement the use of admission and rating models, Banco Santander employs additional measures to support the prudent and effective management of credit risk, based on observed losses.

The cost of credit is calculated by adding the loan losses incurred over the fiscal year to the average loan portfolio for the same period.

Consolidated Financial Statements | December 31, 2025 |F - 123

*Values expressed in thousands, except when indicated

b.4) Credit risk cycle

Banco Santander has a global perspective of its loan portfolio across all stages of the risk cycle, with a level of granularity that enables the assessment of the current risk situation and potential movements. This mapping is overseen by the Board of Directors and the Executive Committee of the bank, which are responsible for setting risk management policies and procedures, limits, and delegating authority, in addition to approving and supervising the department's operations.

The credit risk management process involves the identification, measurement, analysis, control, negotiation, mitigation, and decision-making on the risks incurred in the operations of the Bank and its affiliated entities within the Conglomerate. The credit cycle comprises three distinct stages:

•	Pre-sales: encompasses the planning activities, goal setting, assessment of Banco Santander's risk appetite, approval of new products, risk analysis, credit rating procedures, and definition of limits;
•	Sales: this involves the decision-making process for pre-classified and specific operations; and
•	After-sales: this includes the processes of monitoring, measurement, and control, as well as the management of the recovery process.

Planning and setting risk limits

This process identifies the Bank's risk appetite by evaluating business proposals and assessing its risk position.

It is determined based on the risk appetite approved by the Bank's Management and its units.

In the context of individualized risks, the client constitutes the foundational level, for whom specific limits are set.

For SCIB clients, a pre-classification model is utilized, which is based on a system for measuring and monitoring economic capital. With respect to the Corporate segment, the operational limit model is applied, utilizing maximum nominal credit values.

For clients under standardized risk management, portfolio limits are established through loan management programs (LMP), a document that is pre-agreed upon by the business and risk departments, and approved by the Executive Committee. This document specifies the expected outcomes for the business in terms of risk and return, as well as the limits to which both the activity and risk management are subject. This client segment receives a more automated Risk treatment.

Risk analysis and rating process

Risk analysis is a prerequisite for the Bank's credit approval for clients. This analysis involves examining the counterparty's ability to fulfill its contractual obligations to the Bank, which includes assessing the client's credit quality, risk operations, solvency, and the intended return in light of the assumed risk.

This risk assessment is conducted at least annually, and may be revised more frequently if warranted by the client's risk profile (due to centralized alert systems or visits from the manager or credit analyst), or if there are specific transactions outside of the pre-classification.

Decision-making on operations

The decision-making process for operations is designed to analyze and implement measures in accordance with pre-established policies, factoring in the risk appetite and any significant elements of the operation for the purpose of assessing risk and return.

The Bank employs, among other methodologies, the RORAC (Risk-Adjusted Return on Capital) approach for analysis and pricing in its decision-making process concerning operations and business activities.

Risk monitoring and control

In the retail banking segment for individual customers, clients are systematically assessed through a daily credit scoring process.

This process enables the reassessment of credit exposure, allowing for increases in exposure for clients exhibiting good credit quality. In the event of detecting a deterioration in risk level, it automatically triggers actions for credit risk containment and the implementation of preventive measures.

In instances of individualized management, the preemptive detection of credit quality deterioration within an operation falls under the joint responsibility of the commercial manager and the risk analyst. Furthermore, risk monitoring is conducted through a continuous observation process, aimed at the early identification of incidents that may occur in the evolution of operations, clients, and their environment.

This monitoring may lead to the client's classification under SCAN (a system designed to differentiate management levels and dictate the appropriate actions on a case-by-case basis).

Consolidated Financial Statements | December 31, 2025 |F - 124

*Values expressed in thousands, except when indicated

Risk control function

The control function is executed by assessing risks from various complementary perspectives, with the main pillars being control by location, business area, management model, product, and process. This approach facilitates the identification of specific situations necessitating decision-making. The objective is to gain a comprehensive understanding of the Bank's loan portfolio across all stages of the credit cycle, with a degree of detail enabling the evaluation of the current risk situation and potential changes.

Shifts in the Bank's exposure to credit risk are continuously and systematically monitored. The effects of these changes on future exogenous situations, as well as those stemming from strategic decisions, are assessed with the aim of implementing measures that restore the loan portfolio's profile and value back to the parameters set by the Executive Committee.

b.5) Credit Recovery

Operational strategies and channels are determined based on the number of days past due and the respective amounts, resulting in a Responsibilities Map and always prioritizing, as the primary option, the customer's recovery.

Behavioral scoring tools are utilized to assess the collection performance of specific groups, aiming to reduce costs and enhance recovery efforts. These models are designed to estimate the likelihood of customer default by optimizing collection strategies, so that customers with a lower probability of recovery are targeted with timely interventions. In instances where there is a higher likelihood of repayment, the emphasis is placed on maintaining a healthy relationship with customers. All customers facing significantly overdue payments or those with restructured loans are subjected to internal restrictions.

Clients with higher volumes at Risk are assigned a portfolio-based recovery model, with commercial oversight and a recovery specialist.

b.6) Credit risk from other perspectives

Certain areas and/or specific perspectives on credit risk warrant the attention of specialists, in addition to the management of overall risk.

Concentration risk

Concentration risk is a critical factor in credit risk management. The Bank continuously monitors the concentration of credit risk within its portfolios, by economic sector, geographical location/country, customer groups, and product types.

The Risk Committee establishes risk policies and assesses the necessary exposure limits for the effective management of credit risk concentration within the portfolio. From a sector-wise perspective, the distribution of the corporate client portfolio is appropriately diversified.

The Risk Executive Vice Presidency at the Bank works in conjunction with the Strategic Finance Executive Vice Presidency in the management of loan portfolios. This involves reducing the concentration of exposures through various techniques, including maintaining guarantees to mitigate corporate risk, deploying derivatives for hedging purposes, and executing securitization transactions to optimize the portfolio's overall risk/return ratio.

Credit risk from financial market operations

This topic encompasses the credit risk associated with treasury operations conducted with clients, particularly credit institutions. These operations are carried out through financing products in the money market involving various financial institutions and by employing instruments held for the purpose of serving clients.

Risk management is conducted with the support of an integrated real-time system, enabling the Bank to ascertain, at any moment, the unused exposure limit with respect to any counterparty, any product, and any maturity across all units of the Bank.

Credit risk is measured at its current fair value and its potential value (the value of exposure, considering future shifts in relevant market factors). Consequently, the Equivalent Credit Risk (ECR) is defined as the sum of the net replacement value plus the future maximum potential value of the contracts.

Social and Environmental Risk

In order to promote a more controlled and safe scenario for our operations and also foster the development of businesses that adopt sustainable practices, Banco Santander permanently manages the risks involved in our activities and that may have an impact on the Organization, shareholders, customers, society and the environment.

In this sense, Banco Santander has a Social, Environmental and Climate Responsibility Policy (PRSAC), which establishes guidelines and consolidates specific policies for social, environmental and climate practices in business and in relationships with stakeholders. These practices include the analysis of social, environmental and climate risks, which is guided by the Social, Environmental and Climate Risk Policy (PORSAC), for granting credit to Wholesale customers and the Retail Companies 3 segment (one of the Bank's Legal Entity segments), which have credit limits or risk above R$7 million. These customers, both Wholesale and Retail, are classified into 14 service sectors, segregated into two risk levels: medium and high risk subsectors. This analysis also covers agricultural operations (including individual clients), real estate credit, projects, guarantees, acceptance and retention of clients, and mergers and acquisitions. The purpose of the Socio-environmental and Climate Risk analysis is to support and mitigate issues of operational risk, capital risk, credit risk, and reputational risk, always with an integrated risk perspective.

Consolidated Financial Statements | December 31, 2025 |F - 125

*Values expressed in thousands, except when indicated

Since 2009, Santander has been a signatory to the Equator Principles, which are a set of guidelines used to analyze Socio-environmental and Climate Risks in the financing of large infrastructure and energy projects. The same set of socio-environmental criteria is applied to projects that do not fall within these principles. The aforementioned management structure is aligned with compliance with CMN resolutions no. 4,943/2021 and no. 4,945/2021, determining that organizations take a closer look at managing risks associated with social, environmental and climate issues, in addition to a Social, Environmental and Climate Responsibility Policy (PRSAC) and Social, Environmental and Climate Risk Policy (PORSAC)..

b.7) Credit Management - Main changes

Even with the challenging economic scenario, which resulted in higher default rates in certain segments, the Bank managed to maintain the good quality of its portfolio, adopting a more selective approach to granting credit and focusing on higher-profitability portfolios.

Below is a table illustrating the evolution of the main credit indicators.

	2025	2024

Credit risk exposure - customers (Thousand of Reais)	778,881,139	750,357,060
Loans and advances to customers, gross (note 9)	602,039,987	599,687,844
Contingent Liabilities - Guarantees and other sureties (note 43.a)	58,917,343	64,387,753
Private securities	117,923,809	86,281,463
Non-performing loans ratio (%)	8.12%	7.03%
Impairment coverage ratio (%)	83.22%	84.44%
Specific credit loss provisions, net of RAWO (*) (Thousand of Reais)	40,694,182	35,668,907
Data prepared based on management criteria and accounting criteria of the controlling unit. (*) RAWO = Recoveries of Assets Written Off at Loss

The Bank incorporates forward-looking information in both its assessment of whether the credit risk of a financial instrument has substantially increased since its initial recognition and in its measurement of expected loan losses. Drawing on guidance from its internal committees and economic experts, and taking into account a range of actual and forecasted external information, the Bank develops a base scenario as well as other possible scenarios. This process involves projecting two or more additional economic scenarios and assessing the respective probabilities of each outcome. External information includes economic data and forecasts published by government agencies, monetary authorities, and selected analysts from the private sector and academia.

The base case represents the most probable outcome and aligns with the information the Bank uses for other purposes, including strategic planning and budget formulation. The alternative scenarios depict outcomes that are either more optimistic or more pessimistic. Periodically, the Bank conducts stress tests on more extreme shocks to refine its assessment of these alternative scenarios.

c) Market Risk

Market risk represents exposure to risk factors such as interest rates, exchange rates, commodity prices, stock market prices, and other financial instruments, contingent upon the product type, transaction volume, duration, contractual terms, and underlying volatility.

The Bank operates in accordance with global policies, framed within its risk tolerance perspective and aligned with its objectives in Brazil and internationally. To achieve this, it has developed its own Risk Management model, adhering to the following principles:

•	Functional independence;
•	Executive capability sustained by knowledge and close customer relationships;
•	Global reach of the function (diverse risk types);
•	Collective decision-making that evaluates all possible scenarios without compromising outcomes with individual decisions, including the Executive Risk Committee for Brazil, which establishes limits and approves operations, and the Executive Committee for Assets and Liabilities, responsible for the management of capital and structural risks, encompassing country risk, liquidity, and interest rates;

Consolidated Financial Statements | December 31, 2025 |F - 126

*Values expressed in thousands, except when indicated

•	Management and optimization of the risk/return equation; and
•	Risk management methodologies, such as Value At Risk - VaR (historical simulation over 520 days, with a confidence level of 99% and a one-day time horizon), scenarios, sensitivity of net interest income, sensitivity of fair value of equity, and contingency planning.

The Market Risk structure is part of the Risk Vice Presidency, an independent unit that implements risk policies in accordance with the directives from the Board of Directors and the Risk Division of the Santander Group Spain.

c.1) Activities subject to market risk

The measurement, control, and monitoring of market risk encompass all operations where asset risk is assumed. This risk arises from fluctuations in risk factors - including interest rates, exchange rates, equities, commodity prices, and the volatility of these factors - as well as from solvency and liquidity risks associated with the various products and markets in which the Bank operates.

The activities are segmented by type of risk, as follows:

I.	Financial intermediation: this item encompasses financial services provided to clients, financial intermediation operations and positioning, particularly in fixed-income securities, foreign exchange, and equities.
II.	Balance sheet management: the objective of balance sheet risk management is to stabilize the net interest income of the commercial area and the economic value of the Bank, so as to maintain adequate liquidity and solvency levels. Risk is assessed based on the balance sheet's exposure to interest rate movements and liquidity levels.
III.	Structural Risks:
•	Structural foreign exchange risk/earnings hedge: exchange rate risk arising from the currency in which investments in consolidated and non-consolidated entities are made (structural exchange rate). This item also includes positions taken to hedge against the foreign exchange risk in future earnings generated in currencies other than the Brazilian Real (earnings hedge).
•	Structural equity risk: this item includes equity interests in both financial and non-financial and non-consolidated entities that may present an equity risk.

The Financial Management area is responsible for centrally managing balance sheet and structural risks by applying standardized methodologies tailored to the specific conditions of each market in which the Bank operates. Additionally, Financial Management directly manages currency risks arising from investments and holdings, as well as other foreign exchange risk operations originating from the bank's portfolio (Structural Foreign Exchange Risk). Decisions affecting the management of these risks are made through the ALCO (Asset Liability Committee) in the respective countries.

The purpose of the Financial Management area is to ensure the stability and recurring nature of both the net interest margin arising from commercial activities and the Bank's economic value, while maintaining adequate levels of solvency and liquidity.

Each of these activities is measured and analyzed using various tools to accurately reflect their risk profiles as precisely as possible.

Interest Rate Risk

The table below consolidates, by product, the cash flows from operations within our group of companies that earn interest income. These operations are reported at their book balance as of the closing dates for the years 2025 and 2024. It is not associated with the management of risks related to changes in interest rates or the mismatching of indices, which is conducted through the monitoring of market metrics. However, it facilitates the assessment of concentrations of maturities and potential risks. Below this, the balances of the same products are presented at their redemption value at maturity, with the exception of the line concerning receivables and liabilities from derivative contracts.

					2025
					In millions of Reais
Position of accounts subject to interest rate risk	On Demand	Up to 3 Months	3 to 12 Months	1 to 5 years	Above 5 years	Total
Interest-earning assets:
Financial assets measured at fair value in income	-	-	128	812	-	940
Debt instruments	-	-	128	812	-	940
Financial assets measured at fair value in profit or loss	10,493	45,929	22,998	48,620	24,333	152,373
Debt instruments	10,493	14,090	18,943	32,994	21,036	97,556
Equity instruments	-	36	-	80	-	116
Derivatives	-	31,803	4,055	15,546	3,297	54,701

Consolidated Financial Statements | December 31, 2025 |F - 127

*Values expressed in thousands, except when indicated

Financial assets not intended for trading Mandatory measured at the fair value of the result	-	-	-	-	173	173
Debt instruments	-	-	-	-	173	173
Financial assets measured at fair value in other comprehensive income	2,299	10,161	15,195	18,318	28,581	74,554
Debt instruments	2,299	10,161	15,195	18,318	28,581	74,554
Financial Assets Measured at Amortized Cost	99,986	104,415	161,223	262,885	90,007	718,516
Loans and Other Amounts with Credit institutions	98,671	291	1,823	1,045	-	101,830
Loans and advances to customers	735	102,261	133,145	205,986	63,196	505,323
Debt Instruments	580	1,863	26,255	55,854	26,811	111,363
Total	112,778	160,505	199,544	330,634	143,094	946,555

Remunerated Liabilities:

Financial Liabilities Measured at Fair Value in income Held for Trading	49,415	28,051	1,414	4,892	878	84,650
Derivatives	35	28,051	1,414	4,892	878	35,270
Short Positions	49,380	-	-	-	-	49,380
Financial liabilities at amortized cost	170,248	129,579	235,321	280,848	30,669	846,665
Deposits from credit institutions	447	39,764	66,223	16,787	178	123,399
Customer deposits	169,801	58,543	112,578	177,206	23	518,151
Bonds and securities	-	31,272	56,520	86,855	2,136	176,783
Debt Instruments Eligible to Capital	-	-	-	-	28,332	28,332
Total	219,663	157,630	236,735	285,740	31,547	931,315

					2024
					In millions of Reais
Position of Accounts Subject to Interest Rate Risk	On Demand	Up to 3 Months	3 to 12 Months	1 to 5 years	Above 5 years	Total
Interest-earning assets:
Financial assets measured at fair value in income	-	-	121	1,283	-	1,404
Debt instruments	-	-	121	1,283	-	1,404
Financial assets measured at fair value in profit or loss	7,700	6,779	24,793	52,083	32,175	123,530
Debt instruments	7,700	1,123	19,038	35,033	26,977	89,871
Equity instruments	-	17	-	23	-	40
Derivatives	-	5,639	5,755	17,027	5,198	33,619
Financial assets not intended for trading Mandatory measured at the fair value of the result	-	-	-	-	209	209
Debt instruments	-	-	-	-	209	209
Financial assets measured at fair value in other comprehensive income	2,183	5,258	4,977	59,238	31,711	103,367
Debt instruments	2,183	5,258	4,977	59,238	31,711	103,367
Financial Assets Measured at Amortized Cost	113,264	107,139	153,954	234,133	70,674	679,164
Loans and Other Amounts with Credit institutions	110,426	2,020	2,197	3,910	-	118,553
Loans and advances to customers	2,557	98,218	138,836	193,061	61,220	493,892
Debt Instruments	281	6,901	12,921	37,162	9,454	66,719
Total	123,147	119,176	183,845	346,737	134,560	907,465

Interest-bearing liabilities:
Financial Liabilities Measured at Fair Value in income Held for Trading	39,403	2,529	1,958	6,497	1,206	51,593
Derivatives	6	2,529	1,958	6,497	1,206	12,196
Short Positions	39,397	-	-	-	-	39,397
Financial liabilities at amortized cost	174,985	116,741	249,441	242,650	32,136	815,953
Deposits from credit institutions	508	32,060	68,882	21,268	326	123,044
Customer deposits	174,477	59,547	124,584	160,324	33	518,965
Bonds and securities	-	25,134	55,975	61,058	8,435	150,602
Debt Instruments Eligible to Capital	-	-	-	-	23,342	23,342
Total	214,388	119,270	251,399	249,147	33,342	867,546

Consolidated Financial Statements | December 31, 2025 |F - 128

*Values expressed in thousands, except when indicated

Currency Risk
			2025
			In millions of Reais
Asset:	Dollar	Euro	Others	Total
Cash/Applications/Debt Instruments	175,247	7,950	2,686	185,883
Loans and advances to customers	3,866	5,610	1,485	10,961
Derivatives	349,167	15,713	8,834	373,714
Others	51,530	-	-	51,530
Total	579,810	29,273	13,005	622,088

Liabilities:	Dollar	Euro	Others	Total

Funding in foreign currency	181,855	8,881	3,711	194,447
Derivatives	256,286	20,376	7,250	283,912
Others	145,446	496	1,897	147,839
Total	583,587	29,753	12,858	626,198

			2024
			In millions of Reais

Asset:	Dollar	Euro	Others	Total
Cash/Applications/Debt Instruments	207,780	10,523	3,447	221,750
Loans and advances to customers	5,629	1	565	6,195
Derivatives	421,574	19,908	14,310	455,792
Others	33,181	-	-	33,181
Total	668,164	30,432	18,322	716,918

Liabilities:	Dollar	Euro	Others	Total

Funding in foreign currency	172,082	8,333	2,778	183,193
Derivatives	384,550	25,804	12,402	422,756
Others	116,669	501	2,778	119,948
Total	673,301	34,638	17,958	725,897

c.2) Methodologies

Financial Intermediation

Banco Santander has been calculating the minimum capital requirement for market risks using an internal model since its approval by the Brazilian Central Bank in May of 2018.

The standard methodology for measuring and controlling market risks in financial intermediation activities conducted by Banco Santander in 2025 and 2024 was Value at Risk (VaR), which quantifies the maximum expected loss at a specified confidence level over a given period. This methodology employs a standard historical simulation with a confidence level of 99 and a one-day horizon. Statistical adjustments were made to efficiently incorporate the most recent events impacting the level of risk assumed.

Specifically, the Bank uses a two-year time window of daily data obtained retroactively to the reference date for the VaR calculation. Two values are calculated daily: one applying an exponential decay factor that gives less weight to observations further from the effective date, and another with uniform weights for all observations. The reported VaR will be the higher of these two values.

Consolidated Financial Statements | December 31, 2025 |F - 129

*Values expressed in thousands, except when indicated

VaR is not the only metric available for assessing the risk exposure of an institution. It is favored for its simplicity in calculation and effectiveness as a benchmark for the level of risk faced by the Bank. Nevertheless, the Bank employs additional metrics and methodologies to enhance its control over risk across all markets in which it operates.

Among these measures, scenario analysis is particularly noteworthy. It entails defining behavioral scenarios for various financial variables and assessing their impact on results by applying them to the Bank's operations. These scenarios may either replicate past events (such as crises, for example), or establish plausible scenarios that are not based on past events. A minimum of three types of scenarios—plausible, severe, and extreme—are established. Together with VaR, these scenarios enable a much more comprehensive assessment of the risk profile.

The positions are tracked daily through comprehensive oversight of portfolio fluctuations, with the purpose of identifying potential incidents and immediately rectifying them.

A daily profit and loss statement is an excellent indicator of risk, as it enables the monitoring and detection of the impact of changes in financial variables on portfolios.

Finally, in managing credit activities (actively traded credits - trading portfolio) and derivatives, given their unique characteristics, specific measures are assessed. For derivatives, these measures include sensitivities to fluctuations in the underlying asset's price (delta and gamma), volatility (vega), and time (theta). In the case of credit management activities (actively traded) within trading portfolios, the controlled measures encompass sensitivity to spread, jump-to-default risk, and position concentration by rating level.

c.3) Balance sheet management

Interest rate risk

The Bank assesses the sensitivity of the net interest margin (financial margin) and fair value of equity to interest rate fluctuations. This sensitivity arises from the mismatch between the maturity and interest rate revision dates of the various balance sheet items.

Based on the balance sheet's interest rate position, its accounting classifications and taking into account the market's current situation and market outlook, financial measures are implemented to align this position with the Bank's desired stance. These measures may range from taking market positions to defining the interest rate characteristics of commercial products.

The measures employed by the Bank to manage risk, or exposure to interest rates in these activities, include the interest rate gap, which assesses the sensitivity of the net interest margin (NIM) and fair value of equity (MVE) to fluctuations in interest rate levels, the duration of equity, Value at Risk (VaR), Earnings at Risk (EaR), portfolio stress, and scenario analysis.

Interest Rate Gap between Assets and Liabilities

The interest rate gap analysis focuses on the mismatches between the revaluation periods of balance sheet items (assets and liabilities) and off-balance sheet items. This analysis provides a basic representation of the balance sheet structure and enables the identification of interest rate risk concentrations across various maturities. Furthermore, it serves as a useful tool for estimating the potential impact of fluctuations in interest rates on the net interest margin and the institution's equity value.

All items, whether on the balance sheet or off the balance sheet, must be classified according to flows and reorganized based on the point of price revaluation and their maturities. In instances where a maturity date is not specified by contract, an internal model for analyzing and estimating its duration and sensitivity will be utilized.

Sensitivity of Net Interest Margin (NIM)

The sensitivity of net interest margin measures the change in expected receivables for a specific period (12 months) in response to a shift in the interest rate curve.

The calculation of the net interest margin sensitivity is performed by simulating the margin in scenarios of changes in interest rate curves and comparing it with the current scenario. Sensitivity is the difference between the two calculated margins.

Sensitivity of Fair value of Equity (MVE)

The sensitivity of fair value of equity is a supplementary measure to the sensitivity of net interest margin.

It assesses the implicit interest rate risk in equity, based on the impact of interest rate fluctuations on the present values of financial assets and liabilities.

Consolidated Financial Statements | December 31, 2025 |F - 130

*Values expressed in thousands, except when indicated

Value at Risk (VaR) and Earnings at Risk (EaR)

It is determined at the 99% percentile of the MVE's loss distribution function, calculated by considering the current fair value of positions, based on the monthly returns obtained in the last two years.The risk factors are interest rates and credit spreads, for the applicable portfolios.

A similar methodology is also applied to calculate the maximum loss in NII (EaR), aiming to assess the interest rate risk in terms of its impact on both economic value and net interest margin.

The unit checks both vectors, and the composition is done by considering the larger of the two.

Portfolio Stress

In addition to the previous metrics, an additional stress is also generated, focused on portfolios whose accounting is based on market value (either with a counterpart in reserves or with a counterpart in results) within the bank portfolio. These positions – valued at market – are stressed according to quarterly returns from historical scenarios of the last 7 years, with a confidence level of 95%, separated by risk factor (interest rate and/or credit spreads) and by index.

To the result of the stress of the market-valued positions is added the value of the stressed margin for the positions accounted for at their amortized cost, also with a quarterly horizon. That is, the final metric is composed of the sum between Market Value Stress for market-marked positions and this financial margin for positions accounted for at amortized cost.

c.4) Liquidity risk

Liquidity risk relates to the Bank's ability to fund commitments undertaken at reasonable market prices and to execute its business plans with stable funding sources.

Liquidity management of Banco Santander

For liquidity management and control, Banco Santander employs both short-term and long-term metrics, as well as metrics for stress scenarios, which are capable of measuring a robust liquidity buffer, ensuring the Bank can comfortably meet its obligations to the market and shareholders. Accordingly, in this regard, we note:

Short-term metrics and liquidity stress:

a. LCR

Banco Santander employs the "Liquidity Coverage Ratio" (LCR) in its liquidity risk management strategy. The LCR is a short-term liquidity measure for a stress scenario spanning 30 days, calculated as the ratio of high-quality liquid assets to net cash outflows over 30 days.

The total High Quality Liquidity Assets - HQLA (Liquid Assets) primarily consist of Brazilian federal government securities and compulsory reserve yields. Net outflows are mainly due to deposit losses, partially offset by inflows, predominantly loans.

b. Liquidity stress scenarios

Liquidity management entails the analysis of financial scenarios to assess potential liquidity issues, which demands the development and examination of scenarios in crisis conditions. The Stress Test is the model employed for this analysis.

The Stress Test evaluates the financial structure of the institution and its capacity to withstand and respond to more extreme scenarios.

The purpose of the Liquidity Stress Test is to allow for the simulation of adverse market conditions, thereby enabling the assessment of their impacts on the institution's liquidity and payment capacity. Consequently, it aims to preemptively identify solutions or avoid positions that could significantly compromise liquidity in volatile scenarios.

Scenarios are defined based on the analysis of market behavior during previous crises. Four crisis scenarios are formulated, each with varying levels of intensity.

Following the analysis of stress models, the concept of minimum liquidity was established as the amount sufficient to cover liquidity losses over a specified horizon of days, across all simulated crisis scenarios.

Consolidated Financial Statements | December 31, 2025 |F - 131

*Values expressed in thousands, except when indicated

Long-term metric:

Its purpose is to assess the stability of funding sources relative to committed assets. The Net Stable Funding Ratio (NSFR), a metric developed by the Bank for International Settlements (BIS) and adapted by the local regulator, aims to determine, through specified percentages, whether the institution maintains a stable funding source to support its assets. This metric applies varying weightings based on term, customer segment, and product type. It is calculated on a monthly basis by the institution.

c. Liquidity ratios

To support management, certain liquidity ratios, including counterparty concentration ratios and segment concentration ratios, are calculated on a monthly basis.

Funding from Customers

Banco Santander has diverse sources of funding, both in terms of products and customer mix, with a healthy distribution across segments. Total customer funding currently stands at R$819 billion, marking an increase from the previous volume of 2024. This growth is primarily attributed to a significant rise in term deposit inflows and new bond issuances.

					In millions of Reais
Customers Funding	2025			2024
	0 a 30 days	Total	%	0 a 30 days	Total	%
Demand deposits	29,994	29,994	100%	40,398	40,398	100%
Savings accounts	52,989	52,989	100%	57,369	57,369	100%
Time deposits	118,994	414,479	29%	103,569	403,686	26%
Interbank deposit	1,207	6,022	20%	1,058	5,850	18%
Funds from acceptances and issuance of securities	11,414	177,693	6%	11,237	151,686	7%
Borrowings and Onlendings	13,175	109,594	12%	9,959	105,768	9%
Subordinated Debts / Debt Instruments Eligible to Compose Capital	-	28,305	-	-	23,125	-
Total	227,773	819,076	28%	223,590	787,882	28%

Assets and liabilities, classified by their remaining contractual maturities and considering the undiscounted cash flows, are as follows:

					2025
					In millions of Reais
Future Cash Flows Except for Derivatives	On Demand	Up to 3 Months	3 to 12 Months	1 to 5 years	Above 5 years	Total
Interest-earning assets:
Financial assets measured at fair value in income	-	-	128	812	-	939
Debt instruments	-	-	128	812	-	939
Financial assets measured at fair value in profit or loss	14,994	51,830	31,075	62,476	32,914	193,289
Debt instruments	14,994	19,991	27,020	46,850	29,617	138,473
Equity Instruments	-	36	-	80	-	115
Derivatives	-	31,803	4,055	15,546	3,297	54,701
Financial assets measured at fair value in other comprehensive income	3,199	14,388	20,046	25,527	40,841	104,002
Debt instruments	3,199	14,388	20,046	25,527	40,841	104,002
Equity Instruments	-	-	-	-	-	-
Financial assets measured at amortized cost	100,040	133,537	218,381	265,159	120,112	837,230
Loans and Other Amounts with Credit Institutions	98,671	270	1,745	1,051	-	101,737

Consolidated Financial Statements | December 31, 2025 |F - 132

*Values expressed in thousands, except when indicated

Loans and advances to customers	1,366	125,775	192,447	227,364	86,822	633,775
Debt instruments	3	7,492	24,189	36,744	33,290	101,718
Total	118,233	199,755	269,630	353,974	193,867	1,135,460

Remunerated Liabilities:
Financial Liabilities Measured at Fair Value in Income Held for Trading	49,415	28,051	1,414	4,892	878	84,650
Derivatives	35	28,051	1,414	4,892	878	35,270
Short positions	49,380	-	-	-	-	49,380
Financial liabilities at amortized cost	218,140	134,803	263,065	373,958	106,193	1,096,159
Deposits from credit institutions	448	39,510	68,808	18,894	1,087	128,747
Customer deposits	217,108	74,854	143,942	226,577	30	662,511
Bonds and securities	584	20,439	50,315	128,487	76,744	276,569
Debt Instruments Eligible to Capital	-	-	-	-	28,332	28,332
Total	267,555	162,854	264,479	378,850	107,071	1,180,809

					2024
					In millions of Reais
Non-Discounted Future Flows Except Derivatives	On Demand	Up to 3 Months	3 to 12 Months	1 to 5 years	Above 5 years	Total
Interest-earning assets:
Financial assets measured at fair value in income	-	-	121	1,283	-	1,404
Debt instruments	-	-	121	1,283	-	1,404
Financial assets measured at fair value in profit or loss	10,844	7,206	32,461	66,004	42,695	159,210
Debt instruments	10,844	1,550	26,706	48,954	37,497	125,551
Equity Instruments	-	17	-	23	-	40
Derivatives	-	5,639	5,755	17,027	5,198	33,619
Financial assets measured at fair value in other comprehensive income	2,931	7,339	6,576	81,687	44,655	143,188
Debt instruments	2,931	7,339	6,576	81,687	44,655	143,188
Equity Instruments	-	-	-	-	-	-
Financial assets measured at amortized cost	114,080	163,232	211,015	223,938	106,752	819,017
Loans and Other Amounts with Credit Institutions	110,426	2,535	2,863	3,187	-	119,011
Loans and advances to customers	3,373	150,960	181,405	198,944	88,425	623,107
Debt instruments	281	9,737	26,747	21,807	18,327	76,899
Total	127,855	177,777	250,173	372,912	194,102	1,122,819

Remunerated Liabilities:
Financial Liabilities Measured at Fair Value in Income Held for Trading	39,403	2,529	1,958	6,497	1,206	51,593
Derivatives	6	2,529	1,958	6,497	1,206	12,196
Short positions	39,397	-	-	-	-	39,397
Financial liabilities at amortized cost	222,840	130,959	282,616	325,846	80,804	1,043,065
Deposits from credit institutions	505	32,408	74,803	22,099	1,237	131,052
Customer deposits	222,279	75,866	158,729	204,254	42	66,117
Bonds and securities	56	22,685	49,084	99,493	56,183	227,501
Debt Instruments Eligible to Capital	-	-	-	-	23,342	23,342
Total	262,243	133,488	284,574	332,343	82,010	1,094,658

Consolidated Financial Statements | December 31, 2025 |F - 133

*Values expressed in thousands, except when indicated

Scenario analysis/contingency plan

Based on the results of the Stress Test, the Bank formulates its Liquidity Contingency Plan, comprising a formal set of preventive and corrective actions to be deployed in the event of a liquidity crisis. The activation of the Plan is contingent upon the monitoring of internal parameters that reflect the Bank's market and liquidity conditions. These parameters are used to identify different levels of crisis severity, thereby determining whether there is a need to initiate the activation process.

Following the identification of a crisis, clear communication is established among the internal departments capable of executing corrective actions to mitigate the arising issues. These corrective actions, aimed at generating liquidity to resolve or alleviate the effects of the crisis, are selected based on their complexities, implementation timelines, and impact on liquidity.

The parameters and measures of this Plan are subject to review whenever necessary, with a minimum review period of one year.

c.5) Structural foreign exchange risk/earnings hedge/structural equity risk

These activities are monitored by measuring positions, VaR, and results.

c.5.1) Complementary measures

Testing and calibration measures

Back-testing consists of a comparative analysis between Value at Risk (VaR) estimates and daily "clean" results (portfolio profits or losses at the end of the previous day, valued at the next day's prices) and "dirty" results (managerial income incorporating costs, intraday results, and carry). The purpose of these tests is to verify and provide a measure of the accuracy of the models used in the VaR calculation.

The back-testing analyses conducted by Banco Santander are in compliance, at a minimum, with the BIS recommendations concerning the verification of internal systems used in the measurement and management of financial risks. The Bank also engages in hypothesis testing, including tests for outliers, normality tests, Spearman correlation, and measures of average excess, among others. The assessment models are regularly calibrated and tested by a specialized unit.

c.6) Control system

Limit setting

The limit-setting process is conducted in conjunction with budgeting activities and serves as a mechanism to determine the assets and liabilities available for each business activity. This process is dynamic, adjusting to the level of risk deemed acceptable by Management. The framework for setting limits entails devising a process that takes into account, among other factors, the following aspects:

Efficiently and comprehensively identify and delineate the principal types of financial risks generated, ensuring alignment with business management and the defined strategy.

Quantify and communicate to the business divisions the levels and profiles of risk deemed acceptable by Management, in order to prevent undesired risks.

Provide business areas with the flexibility to undertake financial risks efficiently and timely, in response to market changes and business strategy adjustments, always within the risk thresholds deemed acceptable by the institution.

Enable business generators to assume risks at a volume that is both prudent and adequate to achieve the budgeted results.

Specify the range of products and underlyings that each Treasury unit is authorized to operate with, taking into account factors such as valuation models and systems, and the liquidity of the instruments involved.

c.7) Risks and results in 2025

Financial Intermediation Activities

In 2025, he Bank's trading portfolio's average VaR was R$(2,605) million . The dynamic management of this profile allows the Bank to adjust its strategy to capitalize on opportunities presented by an uncertain environment.

Consolidated Financial Statements | December 31, 2025 |F - 134

*Values expressed in thousands, except when indicated

c.7.1) Balance sheet management

Interest risk

Convertible currencies

At the end of 2025, the interest rate risk, as measured by the one-year sensitivity of the net interest margin to a parallel increase of 100 basis points across Banco Santander's portfolios, was primarily concentrated in the Brazilian Real interest rate curve, resulting in a negative impact of R$(369) million.

Additionally, at the close of 2025, the interest rate risk, as measured in terms of the company's fair value sensitivity to a parallel increase of 100 basis points applied to Banco Santander on the Brazilian Real interest rate curve, resulted in a negative impact of R$(1,664) million.

Quantitative risk analysis

The interest rate risk in balance sheet management portfolios, as measured by the sensitivity of the net interest margin, over a one-year period with a parallel increase of 100 basis points in the interest rate curve, decreased by R$428 million from 2024 to 2025, reaching a peak of R$888 million in February of 2025. The sensitivity of value decreased by R$979 million during the year of 2025, achieving a maximum level of R$2,687 million in January of 2025. The key factors that occurred in the year 2025 and influenced the decrease in sensitivities were the hedging of credit production and the updating of the non-maturing liabilities model.

Million of Reais	2025	2024	2023

Sensibilities
Net Interest Margin	369	798	754
Fair value of Equity	1,664	2,643	1,924
Value at Risk - Balance
VaR	469	731	415

c.8) Sensitivity analysis

Risk management is concentrated on portfolios and risk factors, in accordance with Brazilian Central Bank regulations and international best practices.

Financial instruments are classified into trading books (Trading Book) and banking books (Banking Book), as performed in the management of market risk exposure, in line with market best practices and the Brazilian Central Bank's criteria for operation classification and capital management. The trading book encompasses all transactions involving financial instruments and commodities, including derivatives, held for trading purposes. The banking book includes structural operations stemming from the various business lines of Banco Santander and their corresponding hedges, if any. Consequently, in accordance with the nature of Banco Santander's activities, the sensitivity analysis has been split between the trading and banking portfolios.

Banco Santander conducts sensitivity analysis of its financial instruments in accordance with IFRS 7, taking into account market information and scenarios that could adversely affect the Bank's positions.

The summary tables presented below encapsulate sensitivity values generated by Banco Santander's corporate systems, relating to the trading book and the banking book, for each portfolio scenario on December 31, 2025.

Thousand of Reais		2025
Trading Book
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Reais	Exposures subject to changes in interest fixed rate	(2,631)	(75,831)	(151,662)
Coupon Interest Rate	Exposures subject to changes in coupon rate of interest rate	(97)	(1,193)	(2,386)
Inflation	Exposures subject to change in coupon rates of price indexes	(312)	(2,459)	(4,917)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(7,475)	(67,976)	(135,952)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(844)	(6,166)	(12,331)
Foreign currency	Exposures subject to foreign exchange	(6,399)	(159,984)	(319,968)
Eurobond/Treasury/Global	Exposures subject to Interest Rate Variation on Papers Traded on the International Market	(6,634)	(59,608)	(119,215)
Shares and Indexes	Exposures subject to change in shares price	(907)	(22,679)	(45,357)
Commodities	Exposures subject to change in commodities' prices	(16)	(405)	(809)
Total (1)		(25,315)	(396,301)	(792,597)
(1)	Net amounts after tax effects

Consolidated Financial Statements | December 31, 2025 |F - 135

*Values expressed in thousands, except when indicated

Scenario 1: shock of +10bps and -10bps in interest rate curves and 1% for price fluctuations (currencies and equities), considering the largest losses by risk factor.

Scenario 2: shock of +25% and -25% across all risk factors, considering the largest losses by risk factor.

Scenario 3: shock of +50% and -50% across all risk factors, considering the largest losses by risk factor

Thousand of Reais		2025
Banking Book
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Reais	Exposures subject to changes in interest fixed rate	(28,437)	(1,169,821)	(2,443,556)
TR and Long-Term Interest Rate (TJLP)	Exposures subject to TR and TJLP Coupon Variation	(33,000)	(1,263,118)	(2,370,683)
Inflation	Exposures subject to change in coupon rates of price indexes	(44,311)	(761,382)	(1,401,492)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(4,045)	(124,407)	(229,753)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(2,663)	(26,376)	(52,505)
International Market Interest Rate	Exposures subject to Variation in the Interest Rate of Securities Traded in the International Market	(632)	(323,146)	(732,533)
Foreign currency	Exposures subject to foreign exchange	(1,205)	(30,114)	(60,228)
Total (1)		(114,293)	(3,698,364)	(7,290,750)
(1)	Net amounts after tax effects.

Scenario 1: shock of +10bps and -10bps in interest rate curves and 1% for price fluctuations (currencies and equities), considering the largest losses by risk factor.

Scenario 2: shock of +25% and -25% across all risk factors, considering the largest losses by risk factor.

Scenario 3: shock of +50% and -50% across all risk factors, considering the largest losses by risk factor.

d) The Bank's operations are highly dependent on the proper functioning of its information technology systems

The Bank's operations are significantly dependent on the accurate and efficient processing of a large volume of transactions, executed by its information technology systems, along with its reliance on digital technologies, computing services, email, software, and networks, as well as the secure processing, storage, and transmission of confidential and other information within computer and network systems.

The proper functioning of the Bank's financial control, risk management, accounting, customer service, and other data processing systems is critical for its operations and its ability to compete effectively.

e) Independent Structure

Banco Santander maintains an operational risk management and internal control structure in accordance with CMN Resolutions No. 4,557/2017 and No. 4,968/2021, respectively, as well as the guidelines of the Basel Committee and corporate definitions of the Santander Group. Operational risks are defined as the possibility of losses resulting from failures, deficiencies or inadequacy of internal processes, people, systems or external events, including legal risk, but excluding strategic and reputational risks.

e.1) Management Model

The management model is based on the RCSA (Risk and Control Self-Assessment) methodology and the Basel Committee guidelines, structured in three lines of governance. The first line (business and support areas) is responsible for identifying, assessing, and managing risks in its activities. The second line (Operational Risk & Internal Controls) performs independent supervision, validation, and challenge of assessments, as well as monitoring and reporting consolidated exposure. Operational risk appetite is approved by the Board of Directors and reviewed periodically.

The model integrates the following management tools: definition of operational risk appetite, capture and evaluation of loss events (internal and external), training and culture, evaluation of products and services, operational risk self-assessment (RCSA), scenario analysis, risk indicators and controls, and internal controls.

Consolidated Financial Statements | December 31, 2025 |F - 136

*Values expressed in thousands, except when indicated

Additionally, the Internal Controls Model is based on the COSO (Committee of Sponsoring Organizations of the Treadway Commission) methodology, encompassing strategic, operational, financial disclosure, and compliance controls, in accordance with the requirements of the Central Bank of Brazil (BACEN), the Securities and Exchange Commission (CVM), the Brazilian Stock Exchange (B3), the Superintendence of Private Insurance (SUSEP), and the Sarbanes-Oxley Act (SOX).

e.2) Governance

The governance structure comprises the Board of Directors, which approves the operational risk model and appetite, and the Risk Control Committee, responsible for overseeing operational risk management. The Senior Forum on Internal Controls and Operational Risks (FSCIRO) aims to govern, analyze, and deliberate on the most relevant and regulatory strategies and issues. The Internal Controls & Process Quality Forum aims to monitor the internal control environment and risk profile. The main risks and control profile are reported periodically and, when applicable, escalated to the Risk Control Committee, the Audit Committee, and the Board's Risk and Compliance Committee.

The model relies on the ORM (Operational Risk Management) Networks community, structured in three levels: (i) RPO (Risk Pro Officer), responsible for reporting to the strategic level of the Executive Board on the monitoring of operational risk issues; (ii) RPA (Risk Pro Agent), responsible to the Executive Vice Presidency regarding the operational risk management and control model; and (iii) Operational Risk Assistants and Specialists, who work within the operational perimeter and on risks that are transversal to the organization, respectively.

The Operational Risks and Internal Controls area ensures the dissemination of a risk culture and the coordinated execution of management activities across all governance lines.

e.3) Differentiating factor

The Operational Risk & Internal Control area invests in the development, training and updating of its professionals to respond to changes identified in the business environment and provides training to other professionals through courses on the Intranet, in-person and virtual in real time. For in-person and virtual in real time, we prioritize the provision of training aimed at fostering the culture of Operational Risk management, Internal Controls, training to capture operational losses, among others.

These achievements contribute significantly to Banco Santander Brasil achieving its strategic and operational objectives in a consistent manner, with knowledge regarding the exposure to operational risks assumed and a controlled environment, maintaining the bank's low-risk profile and ensuring the sustainable development of its operations. The Bank highlights:

•	Mandatory training for all Banco Santander employees, through the Santander Academy, on Operational Risks and Internal Controls.
•	Creation, dissemination and maintenance of Instruction Manuals, allowing corporate dissemination for everyone's commitment.
•	Coordination of the annual process for the preparation of operational risk loss forecasts and definition of action plans to mitigate these losses.
•	Development of key indicators for the purpose of monitoring the main operational risks.
•	Composition of governance lines with the “ORM - Operational Risk management” Networks: “RPO-Risk Pro Officer”, whose role is to report to the executive the monitoring of Operational Risk issues at the strategic level of the Executive Board, the “RPA-Risk Pro Agent” who is responsible for the VPE regarding the Operational Risk Management and Control Model and “Operational Risk Assistant” covering the RO perimeter and “Specialists” for cases where the operational risk is transversal to the organization.

e.4) Communication

The Operational Risk & Internal Control area is part of Banco Santander's Governance structure and maintains a periodic communication and reporting process for Management through the Senior Forum on Internal Controls and Operational Risks (FSCIRO) and the RO Meeting. This process includes the presentation of materialized events, main risks, corrective action plans and information on the Internal Controls environment, ensuring transparency and knowledge to the governance forums. Additionally, the main risks (materialized and emerging) are reported and escalated, when applicable, to the Risk Control Committee and the Audit Committee and the Risk and Compliance Committee of the Board.

Consolidated Financial Statements | December 31, 2025 |F - 137

*Values expressed in thousands, except when indicated

f) Reputation Risk

f.1) Reputation Risk

Reputation risk is defined as the risk of a negative economic impact, either current or potential, derived from an unfavorable perception of the Bank by employees, customers, shareholders/investors, and society at large.

Reputational risk may emerge from a variety of sources and, frequently, results from other risk events. Typically, these sources are associated with the business and other support activities undertaken by Santander, as well as the economic, social, or political landscape, or even incidents triggered by competitors that could impact the Bank.

f.2) Compliance

It is defined as legal risk, the risk of regulatory sanctions, financial loss, or reputational damage that an institution may face due to failure in complying with laws, regulations, codes of ethics and conduct, and best banking practices. Compliance risk management is preventive in nature and includes monitoring, educational initiatives, advisory, risk assessment, and corporate communication related to the rules and legislation applicable to each business area.

f.3) Operating guidelines

a. Compliance Principles - Ethics and conduct in the securities markets

Ethical principles and parameters are contained in internal policies made available and disseminated to all. The Code of Ethics applies to all employees of the Organization, and the Code of Conduct in the Securities Markets is adhered to by all those considered close to the Securities Market. Channels for clarification and reporting are available, in addition to monitoring and controls that are applied in a way that ensures adherence to the rules by all employees.

b. Anti-Money Laundering and Counter-Terrorism Financing

Our policy for preventing money laundering and combating the financing of terrorism is based on knowledge and rigor applied to the acceptance of our clients, complemented by the continuous monitoring of all transactions in which the Bank is involved. This concern is reflected in the management's involvement through the AML Operational Committee and the Ethics and Compliance Committee, which meets monthly to discuss matters related to the subject. The committee is directly involved in client acceptance processes and in reporting suspicious situations.

c. New products and services and suitability

All new products and services are analyzed internally by different technical areas, ensuring multidisciplinary risk mapping, and subsequently approved by the Local Marketing Committee (CLC), composed of Santander executives. After analysis and approval, the new products and services are subject to monitoring and testing to mitigate any potential misconduct risks in marketing.

g) Compliance with the Prudential Regulatory Framework

Santander Brasil maintains an integrated risk and capital management process that supports strategic decision-making and ensures adherence to the guidelines established by CMN Resolution No. 4,557 and other complementary regulations of the current prudential framework. This process promotes the efficient allocation of capital resources, aligning with corporate objectives related to solvency, sustainability of prudential ratios, and shareholder value creation.

Brazil's active participation in the Basel Committee on Banking Supervision (BCBS) drives regulatory convergence and the timely adoption of international prudential standards. In line with this dynamic regulatory environment, Santander Brasil is dedicated to the continuous improvement of its capital management processes, methodologies, and practices, seeking to maintain full compliance with market benchmarks, supervisory standards, and international best practices.

The Institution's capital management is a structured, continuous, and forward-looking process, encompassing activities of planning, evaluation, control, and monitoring of the capital necessary to address the material risks of the Prudential Conglomerate. This process includes:

•	an assessment of the minimum capital requirements for Pillar 1 risks (credit, market and operational);

Consolidated Financial Statements | December 31, 2025 |F - 138

*Values expressed in thousands, except when indicated

•	The development and improvement of methodologies for quantifying additional capital related to Pillar 2 risks;
•	The execution of the Internal Capital Adequacy Assessment Process (ICAAP), including the integrated analysis of risks and capital;
•	The projection, monitoring, and reporting of prudential indicators;
•	The preparation and updating of the Capital Plan;
•	The preparation of capital contingency plans, a Recovery Plan, and an Organized Exit Plan;
•	Conducting stress tests, encompassing scenarios of increasing severity and sensitivity analyses;
•	and the preparation of the Quarterly Risk and Capital Management Report (Pillar 3), in accordance with prudential transparency requirements.

With this structure, Santander Brasil ensures that capital management remains integrated with risk management, aligned with regulatory requirements and capable of sustaining the institution's financial resilience in different macroeconomic and business scenarios.

g.1) Internal validation of risk models

Internal validation is a central step in the lifecycle of risk models and a requirement for their approval by supervisory authorities. At Banco Santander, this process is conducted by a specialized and independent area, responsible for evaluating the suitability, robustness, and usefulness of the models for regulatory and management purposes, as well as their alignment with the Bank's strategy and risk profile.

The Internal Validation area provides support to risk committees and Senior Management by offering qualified and independent technical opinions, informing decisions regarding the authorization and continued use of internal templates.

The scope of validation covers risk models for Credit, Market, ALM, Operational Compliance, Pricing, Provisions, Economic Capital, and other models relevant to ICAAP, considering methodological, technological, data quality, performance, use, and governance aspects.

The Internal Validation function is aligned with the guidelines of the Basel Committee, the Bank of Spain, the European Central Bank, and the Central Bank of Brazil, maintaining segregation of duties from Internal Audit. Internal Audit, as the third line of defense, independently assesses the adequacy of the methodologies and the effective implementation of the validation processes.

g.2 Capital Management

Capital management considers regulatory and economic aspects and aims to achieve a cost-efficient and compliant capital structure, meeting the requirements of regulatory bodies and contributing to achieving the rating targets of rating agencies as well as the expectations of investors.

h) Economic Capital

h.1) Main objectives

The development of economic capital models in the financial world seeks to address a fundamental challenge of regulatory capital: Risk Sensitivity.

In this context, economic capital models are specifically crafted to produce risk-sensitive estimates, facilitating enhanced precision in risk management, as well as more effective allocation of economic capital across Banco Santander's business units.

Banco Santander has concentrated its efforts on developing a robust economic capital model that is seamlessly integrated with business management. The primary objectives of Banco Santander's economic capital framework are the following:

1 - Consolidate Pillar I and other risks impacting the business into a single quantitative model, while also determining capital estimates by establishing correlations among various risks.

2 - Quantify and monitor fluctuations across distinct risk types.

3 - Distribute capital consumption among the main portfolios and manage the efficiency of Return on Risk-Adjusted Capital (RORAC).

4 - Estimate the Economic Value Added for each business unit. Economic profit must exceed the Bank's cost of capital.

5 – Compliance with regulatory standards in the locations where the Bank operates during the Pillar II review process conducted by supervisory authorities.

Consolidated Financial Statements | December 31, 2025 |F - 139

*Values expressed in thousands, except when indicated

h.2) Economic Capital Model

In the determination of economic capital, it is the Bank's duty to specify the level of loss to be covered. Accordingly, a requisite confidence interval is applied to ensure the continuity of operations.

The risk profile in Brazil is distributed among Credit, Market, ALM, Business, Operational and Material Assets risks. However, in order to anticipate the changes proposed in Basel III, new risks were incorporated into the model: Intangibles, Pension Funds (defined benefit) and Deferred Tax Assets, which allow the Bank to adopt an even more conservative and prudent position.

% Capital	2025	2024
Risk Type
Credit	49%	48%
Market	2%	2%
ALM	3%	5%
Business	9%	8%
Operational	5%	7%
Fixed Assets	1%	1%
Intangible Assets	1%	2%
Pension Funds	1%	1%
Deferred Tax Assets	29%	26%
TOTAL	100%	100%

However, as a commercial bank, Credit is Banco Santander's main source of risk and the evolution of its portfolio is one of the main factors for its fluctuation.

RoRAC

Banco Santander Brasil has been using RORAC, with the following objectives:

- Analyze and establish a minimum price for operations (admissions) and customers (monitoring).

- Estimate the capital consumption for each client, economic group, portfolio, or business segment to optimize the allocation of economic capital, thereby maximizing the Bank's efficiency.

- Measure and track the performance of the business.

- To assess the operations of global clients, the calculation of economic capital incorporates specific variables employed in determining expected and unexpected losses. These variables include:

- Counterparty rating.

- Maturity.

- Guarantees.

- Nature of financing.

Economic value added is determined by the cost of capital. To generate value for shareholders, the minimum return from operations must exceed Banco Santander's cost of capital.

47.	Subsequent Events
a)	Deliberation on Interest on Equity

The Board of Directors of Banco Santander, at a meeting held on January 9, 2026, approved the proposal of the Banco Santander Executive Board, subject to ratification by the Ordinary General Meeting, for the distribution of Interest on Equity in the amount of R$2,000,000,000 two billion reais), based on the balance of the Company's Dividend Equalization Reserve. Shareholders registered with the Bank at the end of the day on January 20, 2026 (inclusive) were entitled to Interest on Equity. Therefore, starting on January 21, 2026 (inclusive), the Bank's shares were traded "Ex-Interest on Equity". The Interest on Equity was paid starting on February 5, 2026. The Interest on Equity was fully imputed to the minimum mandatory dividends distributed by the Bank for the fiscal year 2026, without any remuneration for monetary adjustment.

Consolidated Financial Statements | December 31, 2025 |F - 140

*Values expressed in thousands, except when indicated

APPENDIX I – RECONCILIATION OF STOCKHOLDERS’ EQUITY AND NET INCOME

Below are the tables reconciling shareholders' equity and net profit attributable to the Parent Company between the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil (BACEN), and the International Financial Reporting Standards (IFRS), accompanied by a conceptual description of the main adjustments.

Thousand of Reais	Note	2025	2024	2023
Stockholders' equity attributed under to the Parent Brazilian GAAP		95,650,292	90,743,958	86,084,331
IFRS adjustments, net of taxes, when applicable:
Reclassification of financial instruments at fair value through profit or loss	h	(129,735)	(76,256)	(75,538)
Reclassification of fair value through other comprehensive income	i	-	-	-
Impairment of financial assets measured at amortized cost	a	3,295,496	(387,348)	234,410
Category transfers - IFRS 9	b	(2,075)	(187,807)	(664,635)
Deferral of financial fees, commissions and inherent costs under effective interest rate method	c	1,118,303	2,044,873	1,689,463
Reversal of goodwill amortization	d	27,270,375	26,925,987	26,618,368
Santander Serviços goodwill (Santusa)	g	(298,978)	(298,978)	(298,978)
Realization on purchase price adjustments	e	577,831	577,831	586,024
Adjustment referring to the difference between Book Value vs. the fair on Carsale's entry into Webmotors		79,175	79,175	79,175
Option for Acquisition of Equity Instrument	f	15,143	181,717	181,717
Tax Credit – Initial Adoption Law 4.966	i	(2,368,499)	-	-
Others		(33,798)	(111,467)	18,667
Stockholders' equity attributed to the parent under IFRS		125,173,530	119,491,685	114,453,004
Non-controlling interest under IFRS		1,379,614	335,447	403,350
Stockholders' equity (including non-controlling interest) under IFRS		126,553,144	119,827,132	114,856,354

Thousand of Reais	Note	2025	2024	2023
Net income attributed to the Parent under Brazilian GAAP		15,338,645	13,477,390	8,973,657
IFRS adjustments, net of taxes, when applicable:
Reclassification of financial instruments at fair value through profit or loss	h	(19,479)	(33,811)	(29,788)
Reclassification of fair value through other comprehensive income	i	-	-	-
Impairment of financial assets measured at amortized cost	a	(1,900,405)	(587,260)	1,036,851
Category transfers - IFRS 9	b	-	-	(17,584)
Deferral of financial fees, commissions and inherent costs under effective interest rate method	c	(911,522)	340,362	195,653
Realization on purchase price adjustments	e	-	(8,193)	(8,760)
Reversal of goodwill amortization	d	160,425	138,404	147,171
Option to Acquire Own Equity Instrument	f	15,143	181,717	181,717
Reversal of Provision PIS Law 9,718	j	-	-	(980,212)
Others		83,228	(143,103)	(49,392)
Net income attributed to the parent under IFRS		12,766,035	13,365,506	9,449,313
Non-controlling interest under IFRS		199,088	48,257	49,499
Net income (including non-controlling interest) under IFRS		12,965,123	13,413,763	9,498,812

a) Impairment of loans and receivables and financial assets measured at amortized cost

This refers to the adjustment resulting from the estimated expected loss on the portfolio of assets subject to impairment, loan commitments to be disbursed, and financial guarantee agreements, determined based on the criteria described in the accounting practice note and in accordance with IFRS 9. These criteria differ in certain aspects from those adopted under Bacen GAAP, which uses the regulatory limits defined by the Central Bank (Bacen), in addition to the difference in the scope of the calculation basis for these losses, which for IFRS purposes considers other assets besides those foreseen by Bacen. In 2025, the effects of the initial adoption of CMN Resolution No. 4,966/2021 on provisions for losses associated with credit risk were reversed.

b) Financial asset categories

As outlined in the note on accounting practices, IFRS 9 mandates the identification of business models associated with each portfolio, as well as the execution of the SPPI test to ascertain whether the cash flows from an asset consist exclusively of payments for principal and interest, for the purpose of classifying the asset within the appropriate financial asset categories. In contrast, BRGAAP allows for certain differences in the categorization of these financial assets and also considers Management's intention as a criterion for classification. Additionally, the criteria for reclassification across categories differ between the two accounting standards.

Consolidated Financial Statements | December 31, 2025 |F - 141

*Values expressed in thousands, except when indicated

c) Deferral of banking fees, commissions, and other financial costs using the effective interest rate method

Under IFRS, bank fees, commissions, and related financial costs, which are included in the effective interest rate of financial instruments measured at amortized cost, are recognized in the income statement over the validity period of the respective contracts. In contrast, under BRGAAP, these fees and expenses are recognized directly in the income statement upon receipt or payment.

d) Reversal of goodwill amortization

Under BRGAAP, goodwill is systematically amortized over a period of up to 10 years, subject to impairment testing at least once a year, or more frequently if additional evidence arises. Under IFRS, as per IAS 38 “Intangible Assets”, goodwill is not amortized but is tested for impairment to ascertain its recoverable amount at least annually, and whenever there is an indication of a potential reduction in its recoverable value. The tax amortization of Banco Real's goodwill represents a permanent and definitive difference between the accounting and tax bases, as the possibility of utilizing future funds to settle a tax liability is considered remote by Management, a position supported by the opinion of specialized external advisors. Consequently, the tax amortization of goodwill is permanent and definitive, and thus, the recognition of a deferred tax liability does not apply as per IAS 12 – Income Taxes, with respect to temporary differences.

e) Recognition of purchase price adjustments

As part of the purchase price allocation for acquisitions of entities, notably in the acquisition of Banco Real, in accordance with IFRS 3 "Business Combinations" standards, the Bank reassessed the acquired assets and liabilities at fair value, including identifiable intangible assets with defined useful lives. In contrast, according to BRGAAP, in a business combination, assets and liabilities are recorded at their book value. The adjustments to the purchase price allocation primarily relate to the valuation of assets in the loan portfolio. The initial recording of the loan values at fair value resulted in an adjustment to the yield curve of the portfolio compared to its nominal value, which is recognized over the respective average realization period.

f) Option to Acquire Equity Instrument

In the context of the transaction, Banco Santander granted the shareholders of Getnet S.A. and Banco Olé Consignado a put option for all the shares issued by Getnet S.A. and Banco Olé Consignado that they held. In accordance with IAS 32, a financial liability was recognized for the commitment made, offset against a specific equity account, in the amounts of R$950 million and R$67 million, respectively. The options were subsequently updated, with their effects recognized in the income statement. On December 19, 2018, Banco Santander and the Minority Shareholders of Getnet S.A. signed an amendment to the Share Purchase and Sale Agreement and Other Covenants of Getnet S.A., whereby Banco Santander committed to acquiring all the shares from the Minority Shareholders, representing 11.5% of the share capital of Getnet S.A., for the amount of R$1,431,000. The acquisition was approved by Brazilian Central Bank on February 18, 2019 and completed on February 25 2019, resulting in Banco Santander holding 100% of the shares representing the share capital of Getnet S.A. On March 14, 2019 the minority shareholder of Banco Olé Bonsucesso Consignado S.A. expressed their intention to exercise the put option stipulated in the Investment Agreement, signed on July 30, 2014, to sell their 40% stake in the share capital of Olé Consignado to Banco Santander (Brasil) S.A. On December 20, 2019 the parties entered into a binding agreement for the acquisition by Banco Santander of all the shares issued by Bosan Participações S.A., for a total value of R$1.6 billion, payable on the closing date of the transaction. On January 30, 2020, the name of Banco Olé Bonsucesso Consignado S.A. was changed to Banco Olé Consignado S.A. On January 31, 2020, the Bank and the shareholders of Bosan Participações S.A. finalized the definitive agreement and signed the share purchase and sale agreement for 100% of the shares issued by Bosan, through the transfer of Bosan's shares to the Bank and payment to the sellers in the total amount of R$1,608,773 As a result, the Bank has become, both directly and indirectly, the holder of 100% of the shares in Banco Olé.

g) Santander Serviços (Santusa) acquisition goodwill

Under IFRS 3 "Business Combinations", when a parent company acquires additional shares or other equity instruments of an entity it already controls, this amount must be recognized as a reduction in its equity. Under BRGAAP, this amount must be recorded on the balance sheet as goodwill or as a bargain purchase in the acquisition of the investment, which represents the difference between the acquisition cost and the equity value of the shares.

h) Reclassification of financial instruments at fair value through profit or loss

Under BRGAAP, all loans, financings, and deposits are accounted for at amortized cost. Under IFRS, as per IFRS 9 "Financial Instruments: Recognition and Measurement," financial instruments may be measured at fair value and included in the category "Other financial instruments at fair value through profit or loss." This approach aims to eliminate or significantly reduce the accounting mismatch in recognition or measurement arising from the valuation of assets or liabilities or the recognition of gains or losses on these assets/liabilities on different bases, which are managed and their performance evaluated based on fair value. Consequently, the Bank has classified loans, financings, and deposits that meet these criteria as "fair value through profit or loss," as well as certain debt instruments classified as "available for sale" under BRGAAP. The Bank has adopted this classification basis under IFRS, as it effectively eliminates an accounting mismatch in the recognition of income and expenses.

Consolidated Financial Statements | December 31, 2025 |F - 142

*Values expressed in thousands, except when indicated

i) Reversal of Tax on Provision for Losses Associated with Credit Risk

Reversal of the tax effects of the initial adoption of CMN Resolution No. 4,966/2021 on provisions for credit risks and changes in categories of financial instruments.

Consolidated Financial Statements | December 31, 2025 |F - 143

*Values expressed in thousands, except when indicated

APPENDIX II – STATEMENT OF VALUE ADDED

The Statement of Value Added presented below is not a requirement under IFRS; however, it is provided as supplementary information in accordance with Brazilian corporate legislation for publicly traded companies. It has been derived from the Bank's Consolidated Financial Statements and prepared in conformity with IFRS.

	2025		2024		2023
Thousand of Reais
Interest and similar income	162,494,639		137,183,478		128,282,707
Net fee and commission income	17,495,456		17,205,209		15,639,965
Impairment losses on financial assets (net)	(29,539,862)		(28,484,030)		(28,008,086)
Other income and expense	(1,052,939)		(2,705,149)		5,260,422
Interest expense and similar charges	(104,860,321)		(80,504,918)		(81,398,673)
Third-party input	(9,305,934)		(8,682,746)		(8,677,366)
Materials, energy and others	(818,329)		(878,393)		(896,232)
Third-party services	(6,650,285)		(6,165,611)		(6,329,546)
Loss/Recovery of Asset Values	(396,946)		(252,487)		(250,173)
Other	(1,440,374)		(1,386,255)		(1,201,415)
Gross added value	35,231,039		34,011,844		31,098,969
Depreciation and amortization	(2,625,783)		(2,731,018)		(2,740,950)
Added value produced	32,605,256		31,280,826		28,358,019
Investments in affiliates and subsidiaries	458,313		312,986		239,236
Added value to distribute	33,063,569		31,593,812		28,597,255
Added value distribution
Employee	10,324,608	31.2%	10,304,959	32.6%	9,567,687	33.5%
Compensation	7,453,413		7,381,229		6,804,098
Benefits	2,017,686		1,975,443		1,843,988
Government severance indemnity funds for employees - FGTS	582,444		569,555		549,538
Other	271,065		378,732		370,063
Taxes	9,585,502	29.0%	7,640,888	24.2%	9,382,381	32.8%
Federal	9,576,426		7,632,666		9,375,150
Municipal	9,076		8,222		7,231
Compensation of third-party capital - rental	188,336	0.6%	234,202	0.7%	148,375	0.5%
Remuneration of interest on capital	12,965,123	39.2%	13,413,763	42.5%	9,498,812	33.2%
Dividends and interest on capital	7,620,000		6,000,000		6,200,000
Profit Reinvestment	5,146,035		7,365,506		3,249,313
Profit (loss) attributable to non-controlling interests	199,088		48,257		49,499
Total	33,063,569	100.0%	31,593,812	100.0%	28,597,255	100.0%

Consolidated Financial Statements | December 31, 2025 |F - 144

*Values expressed in thousands, except when indicated

Composition of Management Bodies of December 31, 2025

Board of Directors

Deborah Stern Vieitas – President (independent)

Javier Maldonado Trinchant – Vice-president

Cristiana Almeida Pipponzi – Counselor (independent)

Cristiana San Jose Brosa - Counselor

Deborah Patricia Wright – Counselor (independent)

Ede Ilson Viani – Counselor

José de Paiva Ferreira - Counselor (independent)

Mario Roberto Opice Leão – Counselor

Nitin Prabhu - Counselor

Pedro Augusto de Melo – Counselor (independent)

Vanessa de Souza Lobato Barbosa – Counselor

Audit Committee

Pedro Augusto de Melo – Coordinator

Luiz Carlos Nannini – Qualified Technical Member

Andrea Maria Ramos Leonel – Member

René Luiz Grande – Member

Risk and Compliance Committee

José de Paiva Ferreira – Coordinator

Cristina San Jose Brosa – Member

Deborah Stern Vieitas – Member

Jaime Leôncio Singer – Member

José Mauricio Pereira Coelho – Member

Sustainability Committee

Cristiana Almeida Pipponzi – Coordinator

Deborah Stern Vieitas - Member

Vivianne Naigeborin – Member

Tasso Rezende de Azevedo– Member

Innovation and Technology Committee

Nitin Prabhi – Coordinator

Deborah Stern Vieitas - Member

Ede Ilson Viani – Member

Eduardo Alvarez Garrido – Member

Gilberto Duarte de Abreu Filho – Member

Guilherme Horn – Member

Mario Roberto Opice Leão – Member

Nomination and Governance Committee

Deborah Stern Vieitas - Coordinator

Deborah Patricia Wright – Member

Cristiana Almeida Pipponzi – Member

Javier Maldonado Trinchant – Member

Compensation Committee

Deborah Patricia Wright – Coordinator

Deborah Stern Vieitas– Member

Luiz Fernando Sanzogo Giorgi – Member

Vanessa de Souza Lobato Barbosa – Member

Consolidated Financial Statements | December 31, 2025 |F - 145

*Values expressed in thousands, except when indicated

Executive Board

Chief Executive Officer

Mario Roberto Opice Leão

Vice President Executive Officer and Investor Relations Officer

Gustavo Alejo Viviani

Vice President Executive Officers

Alessandro Tomao

André Juaçaba de Almeida

Carlos Díaz Álvarez

Ede Ilson Viani

Germanuela de Almeida de Abreu

Gilberto Duarte de Abreu Filho

Maria Elene Lanciego Perez

Renato Ejnisman

Officers without specific designation

Alessandro Chagas Farias

Alexandre Guimarães Soares

Alexandre Teixeira de Araujo

Ana Paula Vitali Janes Vescovi

Camila Stolf Toledo

Carlos Aguiar Neto

Celso Mateus de Queiroz

Cezar Augusto Janikin

Claudenice Lopes Duarte

Claudia Chaves Sampaio

Daniel Mendonça Pareto

Eduardo Alvarez Garrido

Eduardo Luis Sasaki

Enrique Cesar Suares Fragata Lopes

Franco Luigi Fasoli

Geraldo José Rodrigues Alckmin Neto

Gustavo de Sousa Santos

Izabella Ferreira Costa Belisario

Jean Paulo Kambourakis

Leonardo Augusto de Andrade Barbosa

Leonardo Mendes Cabral

Marcelo Aleixo

Marcos Jose Maia da Silva

Mariana Cahen Margulies

Marilize Ferrazza

Michele Soares Ishii

Paulo César Ferreira de Lima Alves

Paulo Fernando Alves Lima

Paulo Sérgio Duailibi

Rafael Abujamra Kappaz

Reginaldo Antonio Ribeiro

Ricardo Olivare de Magalhães

Richard Flavio Da Silva

Robson de Souza Rezende

Rudolf Gschliffner

Sandro Kohler Marcondes

Sandro Mazerino Sobral

Thomaz Antonio Licariao Rocha

Vanessa Alessi Manzi

Vítor Ohtsuki

Consolidated Financial Statements | December 31, 2025 |F - 146

*Values expressed in thousands, except when indicated

Accountant

Anna Paula Dorce Armonia – CRC Nº 1SP – 198352/9

Consolidated Financial Statements | December 31, 2025 |F - 147

*Values expressed in thousands, except when indicated

Directors’ statement on the Financial Statements

Pursuant to the provisions of article 27, § 1, item VI, of the Brazilian Securities and Exchange Commission (CVM) Instruction No. 80, dated March 29, 2022, the members of the Executive Board of Banco Santander (Brasil) S.A. (Banco Santander) hereby declare that they have discussed, reviewed, and concurred with the Financial Statements of Banco Santander for the fiscal year ended on December 31, 2025. These Statements have been prepared in accordance with the International Financial Reporting Standards (IFRS®) and include the Management Report, Consolidated Balance Sheet, Consolidated Statement of Income, Consolidated Statement of Comprehensive Income, Statement of Changes in Shareholders' Equity, Statement of Cash Flows, Statement of Value Added, and Notes to the Financial Statements, all of which have been prepared in accordance with the accounting standards adopted in Brazil, as per Law No. 6.404, dated December 14, 1976 (Brazilian Corporation Law), and the international financial reporting standards issued by the International Accounting Standards Board (IASB). The aforementioned Financial Statements and the documents that compose them were the subject of a report by the independent auditors and a recommendation for approval issued by the Bank's Audit Committee to the Board of Directors.

Members of the Executive Board of Banco Santander as of December 31, 2025:

Executive Board

Chief Executive Officer

Mario Roberto Opice Leão

Vice President Executive Officer and Investor Relations Officer

Gustavo Alejo Viviani

Vice President Executive Officers

Alessandro Tomao

André Juaçaba de Almeida

Carlos Díaz Álvarez

Ede Ilson Viani

Germanuela de Almeida de Abreu

Gilberto Duarte de Abreu Filho

Maria Elene Lanciego Perez

Renato Ejnisman

Officers without specific designation

Alessandro Chagas Farias

Alexandre Guimarães Soares

Alexandre Teixeira de Araujo

Ana Paula Vitali Janes Vescovi
Camila Stolf Toledo

Carlos Aguiar Neto

Celso Mateus de Queiroz

Cezar Augusto Janikin

Claudenice Lopes Duarte

Claudia Chaves Sampaio

Daniel Mendonça Pareto

Eduardo Alvarez Garrido

Eduardo Luis Sasaki

Enrique Cesar Suares Fragata Lopes

Franco Luigi Fasoli

Geraldo José Rodrigues Alckmin Neto

Gustavo de Sousa Santos

Izabella Ferreira Costa Belisario

Jean Paulo Kambourakis

Leonardo Augusto de Andrade Barbosa

Leonardo Mendes Cabral

Marcelo Aleixo

Mariana Cahen Margulies

Marilize Ferrazza Santinoni

Michele Soares Ishii

Paulo César Ferreira de Lima Alves

Paulo Fernando Alves Lima

Consolidated Financial Statements | December 31, 2025 |F - 148

*Values expressed in thousands, except when indicated

Paulo Sérgio Duailibi

Rafael Abujamra Kappaz

Reginaldo Antonio Ribeiro

Ricardo Olivare de Magalhães

Richard Flavio Da Silva

Robson de Souza Rezende

Rudolf Gschliffner

Sandro Kohler Marcondes

Sandro Mazerino Sobral

Thomaz Antonio Licarião Rocha

Vanessa Alessi Manzi

Vítor Ohtsuki

Consolidated Financial Statements | December 31, 2025 |F - 149

*Values expressed in thousands, except when indicated

Directors’ statement on the Independent Registered Public Accounting Firm

Pursuant to the provisions of article 27, § 1, item VI, of the Brazilian Securities and Exchange Commission (CVM) Instruction No. 80, dated March 29, 2022, the members of the Executive Board of Banco Santander (Brasil) S.A. (Banco Santander) hereby declare that they have discussed, reviewed, and concurred with the opinions expressed in the report of independent auditors about the Financial Statements of Banco Santander for the fiscal year ended on December 31, 2025. These Statements have been prepared in accordance with the International Financial Reporting Standards (IFRS®) and include the Management Report, Consolidated Balance Sheet, Consolidated Statement of Income, Consolidated Statement of Comprehensive Income, Statement of Changes in Shareholders' Equity, Statement of Cash Flows, Statement of Value Added, and Notes to the Financial Statements, all of which have been prepared in accordance with the accounting standards adopted in Brazil, as per Law No. 6.404, dated December 14, 1976 (Brazilian Corporation Law), and the international financial reporting standards issued by the International Accounting Standards Board (IASB).

Members of the Executive Board of Banco Santander as of December 31, 2025:

Executive Board

Chief Executive Officer

Mario Roberto Opice Leão

Vice President Executive Officer and Investor Relations Officer

Gustavo Alejo Viviani

Vice President Executive Officers

Alessandro Tomao

André Juaçaba de Almeida

Carlos Díaz Álvarez

Ede Ilson Viani

Germanuela de Almeida de Abreu

Gilberto Duarte de Abreu Filho

Maria Elene Lanciego Perez

Renato Ejnisman

Officers without specific designation

Alessandro Chagas Farias

Alexandre Guimarães Soares

Alexandre Teixeira de Araujo

Ana Paula Vitali Janes Vescovi

Camila Stolf Toledo

Carlos Aguiar Neto

Celso Mateus de Queiroz

Cezar Augusto Janikin

Claudenice Lopes Duarte

Claudia Chaves Sampaio

Daniel Mendonça Pareto

Eduardo Alvarez Garrido

Eduardo Luis Sasaki

Enrique Cesar Suares Fragata Lopes

Franco Luigi Fasoli

Geraldo José Rodrigues Alckmin Neto

Gustavo de Sousa Santos

Izabella Ferreira Costa Belisario

Jean Paulo Kambourakis

Leonardo Augusto de Andrade Barbosa

Leonardo Mendes Cabral

Marcelo Aleixo

Marcos Jose Maia da Silva

Mariana Cahen Margulies

Marilize Ferrazza

Michele Soares Ishii

Paulo César Ferreira de Lima Alves

Consolidated Financial Statements | December 31, 2025 |F - 150

*Values expressed in thousands, except when indicated

Paulo Fernando Alves Lima

Paulo Sérgio Duailibi

Rafael Abujamra Kappaz

Reginaldo Antonio Ribeiro

Ricardo Olivare de Magalhães

Richard Flavio Da Silva

Robson de Souza Rezende

Rudolf Gschliffner

Sandro Kohler Marcondes

Sandro Mazerino Sobral

Thomaz Antonio Licariao Rocha

Vanessa Alessi Manzi

Vítor Ohtsuki

Consolidated Financial Statements | December 31, 2025 |F - 151

*Values expressed in thousands, except when indicated

Audit Committee Report

The Audit Committee of Banco Santander (Brasil) S.A. ("Santander"), lead institution of the Santander´s Economic and Financial Conglomerate ("Conglomerate”), acts as single entity for all the institutions and companies’ part of the Conglomerate, including those entities under the supervision of the Superintendence of Private Insurance - SUSEP. In compliance with the U.S. Securities and Exchange Commission, the Audit Committee acts as the Audit Committee of Santander in accordance with the provisions of the Sarbanes-Oxley Act.

According to its Charter, available on Santander´s Investors Relations website (www.ri.santander.com.br), the Audit Committee, among its attributions, advises the Board of Directors on the oversight of the reliability of the financial statements, its compliance with the applicable rules and legislation, the effectiveness and independence of the work performed by the Independent Registered Public Accounting Firm, as well as on the effectiveness of the internal control system and operational risk management. Besides that, the Audit Committee also recommends amendments and improvements on policies, practices and procedures identified in the course of its duties, whenever deemed necessary.

The Audit Committee is currently composed of four independent members, elected according to resolution approved at the meeting of the Board of Directors held on April 28, 2025. It acts through meetings with executives, auditors and specialists and conducts analyzes based on the reading of documents and information submitted to it, as well as taking initiatives in relation to other procedures deemed necessary. The Audit Committee's evaluations are primarily based on information received from Management, internal and Independent Registered Public Accounting Firm and the areas responsible for monitoring internal controls and operational risks.

The Committee's reports are regularly sent to the Board of Directors, through regular reports from the Committee coordinator at Board of Directors meetings.

Regarding its attributions, the Audit Committee performed the following activities:

Financial Statements

The Audit Committee reviewed the financial statements of Santander, confirming its adequacy, in compliance with Brazilian corporate law, accounting practices, the rules of the Brazilian Securities and Exchange Commission (“CVM”) and in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board – IASB and, as listed on the NYSE, issued by the SEC and Sarbanes-Oxley Act. In this regard, it acknowledged the results recorded in the 2025 exercise, in IFRS standard.

The Audit Committee held meetings with the Independent Registered Public Accounting Firm and professionals responsible for the accounting and preparation of the financial statements, prior to their disclosure.

Internals Controls and Operational Risks Management

The Audit Committee received information and held meetings with the Executive Vice-Presidency of Risks - including attending meetings of the Risk and Compliance Committee, the Compliance Directorship, Internal Controls and the relevant professionals responsible for the management, implementation and dissemination of the Conglomerate's internal controls and risk management culture and infrastructure. It also verified cases dealt by the “Canal Aberto” (Whistleblowing channel) and by the Information Security and Anti-Fraud areas. Such verifications were conducted in accordance with current regulations.

Internal Audit

The Audit Committee met formally with the Chief Audit Officer and with other Internal Audit representatives on several occasions during the second semester of 2025, in addition to receiving the report of the work performed, the reports issued and their respective conclusions and recommendations, highlighting (i) the fulfillment of recommendations for improvements in areas which controls were considered "To be improved"; (ii) the results of the improvements applied to monitor and comply with the recommendations and their action plans for continuous progress; and (iii) meeting the demands of regulatory bodies. In several other occasions, Internal Audit professionals attended the meetings of the Audit Committee, providing expert information.

Independent Audit

Regarding the Independent Audit work performed by PricewaterhouseCoopers Auditores Independentes ("PwC"), the Audit Committee met formally on several occasions in the second half of 2025. At these meetings the following topics were highlighted: discussions involving the financial statements for the second semester ended December 31st, 2025, accounting practices, the main audit matters (“PAAs”) and eventual deficiencies and recommendations raised in the internal control report and detailed report on the revision of “Allowance for Loan Losses”. In addition, the Committee met with the Independent Auditor in executive sessions to discuss topics of interest, such as the Brazilian Tax Reform. The Audit Committee evaluated the proposals submitted by PwC for the performance of other services, in order to verify the absence of conflicts of interest or potential risk of loss of independence. The Committee also met with KPMG Auditores Independentes (“KPMG”), responsible for the audit of Banco RCI Brasil S.A., member of the Conglomerate.

Consolidated Financial Statements | December 31, 2025 |F - 152

*Values expressed in thousands, except when indicated

Ombudsman

In accordance with the current regulation, specific works were carried out in the second semester of 2025, which were presented to the Audit Committee that discussed and evaluated them. In addition to reporting the work of 2025, the Committee also took note of the Ombudsman's half-yearly report, both from Santander and its affiliates, and from the companies’ part of the Conglomerate that have their own Ombudsman.

Regulatory Bodies

The Audit Committee monitors and acts on the results of the inspections and notes of regulatory and self-regulatory bodies and the respective measures adopted by management to comply with such notes, accompanies the new regulations and holds meetings with regulators, whenever requested. In the case of the Central Bank of Brazil, it holds regular meetings with the supervisors of the Banking Supervision Department - Desup and the Conduct Supervision Department - Decon.

Others Activities

Besides the activities described above, as part of the work inherent to its attributions, the Audit Committee met with senior management and several areas of the Conglomerate, furthering its analysis, with emphasis on the following topics: (i) monitoring of regulatory capital; (ii) monitoring inspections reports and notes from regulators, ongoing inspections and the correspondent action plans adopted to meet the requests; (iii) monitoring of cybersecurity themes; (iv) monitoring the Sustainability themes, amongst with Sustainability Committee; (v) monitoring of topics related to conduct, PLD/CFT, KYC policies and action plans for continuous improvements; (vi) monitoring of the activities of the customer relations department, its action plans and results; (vii) monitoring of tax, labor and civil litigation; (viii) review and approval of the Tax Credit Realization Technical Study; and (ix) monitoring of provisions and topics related to PCLD.

During the period, members of the Audit Committee also participated in training, lectures and programs on topics related to its activities, and on regulations of interest and impact to the Conglomerate.

Consolidated Financial Statements | December 31, 2025 |F - 153

*Values expressed in thousands, except when indicated

Conclusion

Based on the work and assessments carried out, and considering the context and scope in which it carries out its activities, the Audit Committee concluded that the work carried out is appropriate and provides transparency and quality to the Financial Statements of Santander, for the semester ended on December 31st, 2025, recommending its approval by the Board of Directors of Santander.

São Paulo, February 23rd, 2026.

Audit Committee

Pedro Augusto de Melo – Chairman

Luiz Carlos Nannini – Financial Expert

René Luiz Grande

Andrea Maria Ramos Leonel

Consolidated Financial Statements | December 31, 2025 |F - 154

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: February 25, 2026

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer